As filed with the Securities and Exchange Commission on January 26, 2015.

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

FIRST HORIZON NATIONAL CORPORATION
(Exact Name of Registrant as Specified in its Charter)

Tennessee (State or other jurisdiction of incorporation or organization)	6021 (Primary Standard Industrial Classification Code Number)	62-0803242 (I.R.S. Employer Identification Number)

165 Madison Avenue
Memphis, Tennessee 38103
(901) 523-4444
(Address, including Zip Code, and Telephone Number, including Area Code, of Registrant’s Principal Executive Offices)

Clyde A. Billings, Jr.
Senior Vice President, Assistant General Counsel
and Corporate Secretary
165 Madison Avenue
Memphis, Tennessee 38103
(901) 523-4444
(Name, Address, including Zip Code, and Telephone Number, including Area Code, of Agent for Service)

With copies to:

Jackie G. Prester, Esq. Baker, Donelson, Bearman, Caldwell & Berkowitz, PC 165 Madison Avenue Suite 2000 Memphis, Tennessee 38103 (901) 526-2000	Todd H. Eveson, Esq. Wyrick Robbins Yates & Ponton LLP 4101 Lake Boone Trail Suite 300 Raleigh, North Carolina 27607 (919) 781-4000

Approximate date of commencement of the proposed sale of the securities to the public: As soon as practicable after this Registration Statement becomes effective and upon completion of the Merger.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, as amended, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐ (Do not check if asmaller reporting company)	Smaller reporting company ☐

(Cover continued on next page)

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the Registration Statement shall become effective on such dates as the Commission, acting pursuant to said Section 8(a), may determine.

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered(1)	Proposed maximum offering price per share	Proposed maximum aggregate offering price(2)	Amount of registration fee(2)

Common Stock, $0.625 par value	5,387,878	N/A	38,837,350	4,513

(1)

The maximum number of shares of First Horizon National Corporation (“First Horizon”) common stock estimated to be issuable upon completion of the Merger contemplated by the terms of the Agreement and Plan of Merger, dated as of October 21, 2014, and as amended on December 16, 2014 (as amended, the “Merger Agreement”) by and among First Horizon, First Horizon Merger Sub, LLC and TrustAtlantic Financial Corporation (“TrustAtlantic”), assuming (1) the exchange ratio is not adjusted as provided in the Merger Agreement, and (2) the exercise of all outstanding options and warrants to purchase TrustAtlantic stock prior to the consummation of the transactions contemplated by the Merger Agreement.

(2)

Estimated solely for the purpose of calculating the registration fee required by Section 6(b) of the Securities Act of 1933, as amended (the “Securities Act”), and calculated in accordance with Rules 457(f) under the Securities Act. The proposed maximum offering price of $38,837,350 is computed by subtracting $22,756,953 (the estimated cash to be paid by First Horizon to holders of TrustAtlantic common stock, based on the volume weighted average price per share of First Horizon common stock over the ten consecutive trading dates immediately preceding January 23, 2015) from $61,594,303 (the book value of TrustAtlantic common stock) which is based on (A) $11.37, which is the book value per share of TrustAtlantic common stock as of September 30, 2014, times (B) 5,417,265, the maximum number of shares of TrustAtlantic common stock expected to be converted into the right to receive Merger consideration.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This document shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

PRELIMINARY—SUBJECT TO COMPLETION—DATED January 26, 2015

MERGER PROPOSED—YOUR VOTE IS VERY IMPORTANT

Dear Shareholder:

On October 21, 2014, TrustAtlantic Financial Corporation (“TrustAtlantic”), First Horizon National Corporation (“First Horizon”) and First Horizon Merger Sub, LLC (“Merger Sub”) agreed to a strategic business combination in which TrustAtlantic will merge with and into Merger Sub, a wholly owned subsidiary of First Horizon (the “Merger”), pursuant to the terms of an Agreement and Plan of Merger, dated as of October 21, 2014, which was amended on December 16, 2014 (as amended, the “Merger Agreement”). The Merger Agreement additionally provides that, following consummation of the Merger, TrustAtlantic’s wholly owned subsidiary bank, TrustAtlantic Bank, will merge with and into First Tennessee Bank National Association, First Horizon’s subsidiary bank (“First Tennessee Bank”), with First Tennessee Bank as the surviving entity. If TrustAtlantic’s shareholders approve the Merger Agreement and the transactions contemplated thereby and the Merger is completed, TrustAtlantic shareholders will have the right to receive cash and/or shares of First Horizon common stock, with the mix of cash and stock consideration at such TrustAtlantic shareholder’s election, in each case subject to adjustment of elections as set forth in the Merger Agreement so that the aggregate consideration will consist of 75% stock consideration and 25% cash consideration.

Subject to the terms and conditions set forth in the Merger Agreement, which has been unanimously approved by the board of directors of each of First Horizon and TrustAtlantic, at the effective time of the Merger each outstanding share of TrustAtlantic common stock will be converted into the right to receive either (i) for each share of TrustAtlantic common stock with respect to which an election to receive cash has been made and not revoked, an amount of cash equal to the product of 1.3261 and the volume weighted average price per share of First Horizon common stock over the ten consecutive trading dates immediately preceding the closing date of the Merger (such shares collectively, the “Cash Election Shares”); or (ii) for each share of TrustAtlantic common stock with respect to which an election to receive First Horizon common stock has been made and not revoked, 1.3261 shares of First Horizon common stock (“Stock Election Shares”); provided that the consideration elected by each shareholder is subject to adjustment as necessary so that the aggregate consideration will consist of 75% stock consideration and 25% cash consideration.

We are sending you this proxy statement/prospectus to notify you of and invite you to the special meeting of TrustAtlantic shareholders being held to consider the Merger Agreement, as it may be further amended from time to time, and to ask you to vote at the special meeting in favor of the approval of the Merger Agreement.

The special meeting of TrustAtlantic shareholders will be held on  , 2015 at TrustAtlantic’s offices located at 4801 Glenwood Avenue, Suite 500, Raleigh, North Carolina 27612 at  local time.

At the special meeting, you will be asked to approve the Merger Agreement. You will also be asked to approve the adjournment of the special meeting, if necessary or appropriate, to solicit additional proxies in favor of the approval of the Merger Agreement.

The market value of the Merger consideration will fluctuate with the market price of First Horizon common stock. The following table shows the closing sale prices of First Horizon common stock as reported on the New York Stock Exchange (“NYSE”) on October 21, 2014, the last trading day before public announcement of the Merger, and on  , 2015, the last practicable trading day before the distribution of this proxy statement/prospectus. This table also shows the book value per share of TrustAtlantic common stock as of such dates and the implied value of the per share Merger consideration proposed for each share of TrustAtlantic common stock, which we calculated by multiplying the closing price of First Horizon common stock on those dates by the per share stock consideration of 1.3261 shares of First Horizon common stock (in the event of a stock election), assuming no adjustment to such consideration pursuant to the Merger Agreement.

	First Horizon Common Stock (NYSE: FHN)		TrustAtlantic Common Stock (Book Value Per Share)	Implied Value of One Share of TrustAtlantic Common Stock
At October 21, 2014		$11.94	$11.37(1)		$15.83
At , 2015	$		$(1)	$

(1)	September 30, 2014 Book Value Per Share.

The market price of First Horizon common stock and the book value of TrustAtlantic common stock may fluctuate between now and the closing of the Merger. We urge you to obtain current market quotations. First Horizon common stock trades on the NYSE under the symbol “FHN.”

Your vote is important. We cannot complete the Merger unless TrustAtlantic’s shareholders approve the Merger Agreement. In order for the Merger to be approved, the holders of at least a majority of the shares of TrustAtlantic common stock outstanding and entitled to vote must vote in favor of approval of the Merger Agreement. Regardless of whether or not you plan to attend the special meeting, please take the time to vote your shares in accordance with the instructions contained in this proxy statement/prospectus. Failing to vote will have the same effect as voting against the Merger.

TrustAtlantic’s board of directors unanimously recommends that TrustAtlantic shareholders vote “FOR” approval of the Merger Agreement and “FOR” the approval of the adjournment of the special meeting, if necessary or appropriate, to solicit additional proxies in favor of the approval of the Merger Agreement.

This proxy statement/prospectus describes the special meeting, the Merger, the documents related to the Merger and other related matters. Please carefully read this entire proxy statement/prospectus, including “Risk Factors“ on page 14, for a discussion of the risks relating to the proposed Merger. You also can obtain information about First Horizon from documents that it has filed with the Securities and Exchange Commission.

If you have any questions concerning the Merger, please contact TrustAtlantic’s Chief Financial Officer, Richard W. Edwards, at (919) 277-8700. We look forward to seeing you at the special meeting of shareholders.

James A. Beck
President and Chief Executive Officer
TrustAtlantic Financial Corporation

NEITHER THE SECURITIES AND EXCHANGE COMMISSION, THE BOARD OF GOVERNORS OF THE FEDERAL RESERVE SYSTEM, THE OFFICE OF THE COMPTROLLER OF THE CURRENCY, THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE NORTH CAROLINA COMMISSIONER OF BANKS, NOR ANY STATE SECURITIES COMMISSION OR ANY OTHER BANK REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE SECURITIES TO BE ISSUED IN THE MERGER OR DETERMINED IF THIS PROXY STATEMENT/PROSPECTUS IS ACCURATE OR ADEQUATE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The securities to be issued in the Merger are not savings or deposit accounts or other obligations of any bank or non-bank subsidiary of either First Horizon or TrustAtlantic, and they are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

The date of this proxy statement/prospectus is  , 2015, and it is first being mailed or otherwise delivered to TrustAtlantic shareholders on or about  , 2015.

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

To the Shareholders of TrustAtlantic Financial Corporation:

TrustAtlantic Financial Corporation will hold a special meeting of shareholders at  local time, on  , 2015 at TrustAtlantic’s offices located at 4801 Glenwood Avenue, Suite 500, Raleigh, North Carolina 27612, to consider and vote upon the following matters:

•

a proposal to approve the Agreement and Plan of Merger, dated as of October 21, 2014, as amended on December 16, 2014 (as amended, the “Merger Agreement”), by and among First Horizon National Corporation (“First Horizon”), First Horizon Merger Sub, LLC (“Merger Sub”) and TrustAtlantic Financial Corporation (“TrustAtlantic”), pursuant to which TrustAtlantic will merge with and into Merger Sub, a wholly owned subsidiary of First Horizon, as more fully described in the attached proxy statement/prospectus; and

•	a proposal to approve the adjournment of the special meeting, if necessary or appropriate, to solicit additional proxies in favor of the approval of the Merger Agreement.

We have fixed the close of business on  , 2015 as the record date for the special meeting. Only TrustAtlantic shareholders of record at that time are entitled to notice of, and to vote at, the special meeting, or any adjournment or postponement of the special meeting. In order for the Merger to be approved, the holders of at least a majority of the shares of TrustAtlantic common stock outstanding and entitled to vote must vote in favor of approval of the Merger Agreement.

Your vote is very important. We cannot complete the Merger unless TrustAtlantic’s shareholders approve the Merger Agreement. Failure to vote will have the same effect as voting against the Merger.

Regardless of whether you plan to attend the special meeting, please vote as soon as possible. If you hold stock in your name as a shareholder of record, please complete, sign, date and return the accompanying proxy card in the enclosed postage-paid return envelope. If you hold your stock in “street name” through a bank or broker, please follow the instructions on the voting instruction card furnished by such bank or broker.

TrustAtlantic has concluded that its shareholders are entitled to assert appraisal rights with respect to the proposal to approve the Merger Agreement. Your appraisal rights are conditioned on your strict compliance with the requirements of Article 13 of the North Carolina Business Corporation Act. The full text of that statute is attached as Annex C to this proxy statement/prospectus.

The enclosed proxy statement/prospectus provides a detailed description of the special meeting, the Merger, the documents related to the Merger and other related matters. We urge you to read the proxy statement/prospectus and its appendices carefully and in their entirety. If you have any questions concerning the Merger or the proxy statement/prospectus, would like additional copies of the proxy statement/prospectus or need help voting your shares of TrustAtlantic common stock, please contact Richard W. Edwards at (919) 277-8700.

TrustAtlantic’s board of directors has unanimously approved the Merger and the Merger Agreement and unanimously recommends that TrustAtlantic shareholders vote “FOR” the approval of the Merger Agreement and “FOR” the approval of the adjournment of the special meeting, if necessary or appropriate, to solicit additional proxies in favor of such approval.

BY ORDER OF THE BOARD OF DIRECTORS,

Richard W. Edwards
Executive Vice President, Chief Financial Officer and Corporate Secretary
TrustAtlantic Financial Corporation
Raleigh, North Carolina
 , 2015

REFERENCES TO ADDITIONAL INFORMATION

First Horizon is currently subject to the information and reporting requirements of the Securities Exchange Act of 1934, as amended. First Horizon has filed a Registration Statement with the Securities and Exchange Commission (the “SEC”) relating to the First Horizon common stock offered in connection with the proposed Merger described in this proxy statement/prospectus. This proxy statement/prospectus does not contain all of the information set forth in the Registration Statement, certain portions of which are omitted in accordance with the rules and regulations of the SEC. Reference is hereby made to the Registration Statement and exhibits thereto for further information about First Horizon and its securities. The Registration Statement is available at http://www.sec.gov. First Horizon shareholders can also obtain copies of all or part of the Registration Statement upon written or oral request by contacting Clyde A Billings, Jr. at the following address and telephone number:

First Horizon National Corporation
165 Madison Avenue
Memphis, Tennessee 38103
Attention: Clyde A Billings, Jr.
Telephone: (901) 523-4444

You will not be charged for any of these documents that you request. To obtain timely delivery of these documents, you must request them no later than five business days before the date of the special meeting. This means that TrustAtlantic shareholders requesting documents must do so by  , 2015, in order to receive them before the special meeting.

In addition, if you have questions about the Merger or the TrustAtlantic special meeting, need additional copies of this proxy statement/prospectus or need to obtain proxy cards or other information related to the proxy solicitation, you may contact Richard W. Edwards, at the following address and telephone number:

TrustAtlantic Financial Corporation
4801 Glenwood Avenue
Suite 500
Raleigh, North Carolina 27612
Attn: Richard W. Edwards
(919) 277-8700

TrustAtlantic does not have a class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended, is not subject to the reporting requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, and accordingly does not file documents or reports with the SEC.

See “Where You Can Find More Information” for more details.

v

QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE
TRUSTATLANTIC SPECIAL MEETING

The following are some questions that you may have regarding the Merger and special meeting of TrustAtlantic Financial Corporation shareholders (the “Special Meeting”), and brief answers to those questions. We urge you to read carefully the remainder of this proxy statement/prospectus because the information in this section does not provide all of the information that might be important to you with respect to the Merger and the Special Meeting. See also “Where You Can Find More Information.”

References in this proxy statement/prospectus to “TrustAtlantic” refer to TrustAtlantic Financial Corporation, a North Carolina corporation, and, unless the context otherwise requires, to its affiliates. References in this proxy statement/prospectus to “First Horizon” refer to First Horizon National Corporation, a Tennessee corporation, and, unless the context otherwise requires, to its affiliates. References in this proxy statement/prospectus to “Merger Sub” refer to First Horizon Merger Sub, LLC, a Tennessee limited liability company and a wholly owned subsidiary of First Horizon.

Q: What am I being asked to vote on at the TrustAtlantic Special Meeting?

A: First Horizon and TrustAtlantic have entered into an Agreement and Plan of Merger, dated as of October 21, 2014 and amended as of December 16, 2014 (as amended, the “Merger Agreement”), pursuant to which First Horizon has agreed to acquire TrustAtlantic. Under the terms of the Merger Agreement, TrustAtlantic will merge with and into Merger Sub, a wholly owned subsidiary of First Horizon, with Merger Sub continuing as the surviving entity (the “Merger”). The Merger Agreement additionally provides that, following consummation of the Merger, TrustAtlantic’s wholly owned subsidiary bank, TrustAtlantic Bank, will merge with and into First Tennessee Bank National Association (“First Tennessee Bank”), First Horizon’s subsidiary bank, with First Tennessee Bank as the surviving entity.

TrustAtlantic shareholders are also being asked to approve the adjournment of the Special Meeting, if necessary or appropriate, to solicit additional proxies in favor of the approval of the Merger Agreement (the “Adjournment Proposal”).

Q: What will I receive in the Merger?

A: Subject to the terms and conditions set forth in the Merger Agreement, which has been unanimously approved by the board of directors of each of First Horizon and TrustAtlantic, at the effective time of the Merger (the “Effective Time”) each outstanding share of TrustAtlantic common stock will be converted into the right to receive either (i) for each share of TrustAtlantic common stock with respect to which an election to receive cash has been made and not revoked (such shares collectively, the “Cash Election Shares”), an amount of cash equal to the product of 1.3261 and the First Horizon Closing Price (defined below); or (ii) for each share of TrustAtlantic common stock with respect to which an election to receive First Horizon common stock has been made and not revoked (such shares collectively, the “Stock Election Shares”), 1.3261 shares of First Horizon common stock; provided that the aggregate Merger consideration will consist of 75% stock consideration and 25% cash consideration as set forth in the Merger Agreement. Accordingly, the cash and stock elections of TrustAtlantic’s shareholders are subject to adjustment under certain circumstances. Subject to such mandatory adjustments, a TrustAtlantic shareholder will be permitted to elect to receive all cash, all stock, or a mixture of stock for 75% of such holder’s shares and cash for the remaining 25% of such holder’s shares of TrustAtlantic common stock.

Each issued and outstanding warrant to purchase TrustAtlantic common stock that has not been exercised prior to the Merger will be cancelled and converted into the right to receive an amount of Merger consideration with respect to the shares of TrustAtlantic common stock issuable upon exercise of such warrant in full, less the exercise price, which will be deducted from the Merger consideration issuable in respect of such warrant. Each holder of a TrustAtlantic warrant may elect to receive Merger consideration in the form of cash or First Horizon common stock subject to the aggregate Merger consideration equaling 75% stock consideration and 25% cash consideration. Each issued and outstanding option to purchase TrustAtlantic common stock that has not been exercised prior to the Merger will be automatically converted into a non-qualified option to purchase First Horizon common stock under First Horizon’s Equity Compensation Plan.

If the number of shares of common stock outstanding of TrustAtlantic or First Horizon changes before the Merger is completed as a result of any reclassification, recapitalization, stock split (including a reverse stock split) or subdivision or combination or readjustment of shares, or any stock dividend or stock distribution with a record date during such period, then the Merger consideration and the exchange ratio of 1.3261 will be equitably and proportionately adjusted to reflect such change.

First Horizon will not issue any fractional shares of First Horizon common stock in the Merger. TrustAtlantic shareholders who would otherwise be entitled to a fractional share of First Horizon common stock upon the completion of the Merger will instead receive an amount in cash (rounded to the nearest cent and without interest) determined by multiplying (i) the volume weighted average price per share of First Horizon common stock over the 10 consecutive trading days immediately preceding the closing date of the Merger, as calculated by Bloomberg Financial LP under the function “VWAP” (the “First Horizon Closing Price”) by (ii) the fraction of a share of First Horizon common stock to which such holder would be entitled to receive.

Q: Will the value of the Merger consideration change between the Special Meeting and the time the Merger is completed?

A: The value of the Merger consideration may fluctuate between the Special Meeting and the completion of the Merger based upon the market value of First Horizon’s common stock. If an election to receive shares of First Horizon common stock is made, as a result of the Merger you will receive a number of shares of First Horizon common stock for each share of TrustAtlantic common stock you hold. If an election to receive cash consideration is made, the amount of cash will be determined based on the product of the exchange ratio and the First Horizon Closing Price. Any fluctuation in the market price of First Horizon common stock after the Special Meeting will change the value of the shares of First Horizon common stock that you will receive and the amount of cash you will receive.

Q: How does TrustAtlantic’s board of directors recommend that I vote at the Special Meeting?

A: TrustAtlantic’s board of directors unanimously recommends that you vote “FOR” the proposal to approve the Merger Agreement and “FOR” the Adjournment Proposal.

Q: When and where is the TrustAtlantic Special Meeting?

A: The TrustAtlantic Special Meeting will be held at TrustAtlantic’s offices located at 4801 Glenwood Avenue, Suite 500, Raleigh, North Carolina 27612 on  , 2015, at local time.

Q: What do I need to do now?

A: After you have carefully read this proxy statement/prospectus and have decided how you wish to vote your shares, please vote your shares promptly so that your shares are represented and voted at the Special Meeting. If you hold your shares in your name as a shareholder of record, you must complete, sign, date and mail your proxy card in the enclosed postage-paid return envelope as soon as possible. If you hold your shares in “street name” through a bank or broker, you must direct your bank or broker to vote in accordance with the instructions you have received from your bank or broker. “Street name” shareholders who wish to vote at the Special Meeting will need to obtain a proxy form from the institution that holds their shares.

Q: What constitutes a quorum for the Special Meeting?

A: The presence at the Special Meeting, in person or by proxy, of holders of a majority of the outstanding shares of TrustAtlantic common stock entitled to vote at the Special Meeting will constitute a quorum for the transaction of business. Abstentions and broker non-votes will be included in determining the number of shares present at the meeting for the purpose of determining the presence of a quorum. A broker non-vote occurs under stock exchange rules when a broker submits a proxy vote form but is not permitted to vote on a matter without instructions from the beneficial owner of the shares and no instruction is given.

Q: What is the vote required to approve each proposal at the TrustAtlantic Special Meeting?

A: Approval of the Merger Agreement requires the affirmative vote of the holders of at least a majority of the outstanding shares of TrustAtlantic common stock as of the close of business on  , 2015, the record date for the Special Meeting.

Approval of the Adjournment Proposal requires that the number of votes cast in favor of the proposal exceed the number of votes cast against the proposal.

Q: Why is my vote important?

A: If you do not vote, it will be more difficult for TrustAtlantic to obtain the necessary quorum to hold its Special Meeting. In addition, your failure to vote or failure to instruct your bank or broker as to how to vote will have the same effect as a vote against approval of the Merger Agreement. The Merger Agreement must be approved by the holders of at least a majority of the outstanding shares of TrustAtlantic common stock entitled to vote at the Special Meeting. TrustAtlantic’s board of directors unanimously recommends that you vote to approve the Merger Agreement.

Q: If my shares of common stock are held in “street name” by my bank or broker, will my bank or broker automatically vote my shares for me?

A: No. Your bank or broker cannot vote your shares without instructions from you. You should instruct your bank or broker as to how to vote your shares in accordance with the instructions provided to you. Please check the voting form used by your bank or broker.

Q: What if I abstain from voting or fail to instruct my bank or broker?

A: If you fail to vote, mark “ABSTAIN” on your proxy card or fail to instruct your bank or broker with respect to the proposal to approve the Merger Agreement, it will have the same effect as a vote “AGAINST” the proposal.

With respect to the Adjournment Proposal, however, if you fail to vote, mark “Abstain” on your proxy card or fail to instruct your bank or broker with respect to the Adjournment Proposal, such failure will have no effect on the Adjournment Proposal.

Q: Can I attend the Special Meeting and vote my shares in person?

A: Yes. All shareholders, including shareholders of record and shareholders who hold their shares through banks, brokers, nominees or any other holder of record, are invited to attend the Special Meeting. Holders of record of TrustAtlantic common stock can vote in person at the Special Meeting. If you are not a shareholder of record, you must obtain a proxy, executed in your favor, from the record holder of your shares, such as a broker, bank or other nominee, to be able to vote in person at the Special Meeting. If you plan to attend the Special Meeting, you must hold your shares in your own name or have a letter from the record holder of your shares confirming your ownership. In addition, you must bring a form of personal photo identification with you in order to be admitted. TrustAtlantic reserves the right to refuse admittance to anyone without proper proof of share ownership or without proper photo identification. The use of cameras, sound recording equipment, communications devices or any similar equipment during the Special Meeting is prohibited without TrustAtlantic’s express written consent.

Q: Can I change my vote?

A: Yes. You may revoke any proxy at any time before it is voted by (1) signing and returning a proxy card with a later date, (2) delivering a written revocation letter to TrustAtlantic’s corporate secretary, or (3) attending the Special Meeting in person, notifying the corporate secretary and voting by ballot at the Special Meeting. Attendance at the Special Meeting will not automatically revoke your proxy. A revocation or later-dated proxy received by TrustAtlantic after the vote will not affect the vote. TrustAtlantic’s corporate secretary’s mailing address is: Secretary, TrustAtlantic Financial Corporation, 4801 Glenwood Avenue, Suite 500, Raleigh, North Carolina 27612. If you hold your shares in “street name” through a bank or broker, you should contact your bank or broker to revoke your proxy.

Q: Will TrustAtlantic be required to submit the proposal to approve the Merger Agreement to its shareholders even if TrustAtlantic’s board of directors has withdrawn, modified or qualified its recommendation?

A: Yes. Unless the Merger Agreement is terminated before the TrustAtlantic Special Meeting, TrustAtlantic is required to submit the proposal to approve the Merger Agreement to its shareholders even if TrustAtlantic’s board of directors has withdrawn or modified its recommendation.

Q: What are the U.S. federal income tax consequences of the Merger to TrustAtlantic shareholders?

A: The Merger is intended to qualify, and the obligation of the parties to complete the Merger is conditioned upon the receipt at closing of a legal opinion from their respective counsel to the effect that the Merger will qualify as a reorganization within the meaning of Section 368 of the Internal Revenue Code of 1986, as amended, which is referred to herein as the Code. In addition, in connection with the filing of the registration statement of which this document is a part, Baker, Donelson, Bearman Caldwell & Berkowitz, PC has delivered an opinion to First Horizon and Wyrick Robbins Yates & Ponton LLP has delivered an opinion to TrustAtlantic to the same effect, based on an assumption that the closing occurs as provided in the Merger Agreement. Assuming the Merger qualifies as such a reorganization, a shareholder of TrustAtlantic generally will not recognize any gain or loss upon receipt of First Horizon common stock in exchange for TrustAtlantic common stock in the Merger but may recognize a gain with respect to the cash received as Merger consideration and/or in lieu of a fractional share of TrustAtlantic common stock.

For further information, see “Material U.S. Federal Income Tax Consequences of the Merger.”

The U.S. federal income tax consequences described above may not apply to all holders of TrustAtlantic common stock. A holder’s tax consequences will depend on the holder’s individual situation. Accordingly, we strongly urge you to consult your tax advisor for a full understanding of the particular tax consequences of the Merger to you.

Q: Am I entitled to exercise appraisal rights (i.e., the ability to demand payment for the “fair value” of my shares) instead of receiving the Merger consideration for my shares of TrustAtlantic common stock?

A: Under North Carolina law, holders of shares of TrustAtlantic common stock on the record date for the Special Meeting are entitled to statutory appraisal rights in connection with the Merger if they exercise and perfect such rights in accordance with North Carolina law. This means that if you are such a holder and you comply with the requirements of Article 13 of the North Carolina Business Corporation Act (the “NCBCA”), you are entitled to have a judicial determination made of the “fair value” (determined pursuant to Article 13 of the NCBCA) of your shares of TrustAtlantic common stock and to receive cash payment thereof instead of receiving the Merger consideration. A shareholder who properly exercises appraisal rights has no assurance that it will receive an amount more than the Merger consideration and, in fact, may receive an amount the same as or even less than the Merger consideration. See “The Merger—Appraisal Rights in the Merger” beginning on page 50 and the text of the North Carolina appraisal rights statute, Article 13 of the NCBCA, which is reproduced in its entirety as Annex C to this proxy statement/prospectus. The provisions of North Carolina law governing appraisal rights are complex, and you should study them carefully if you wish to exercise these rights. Multiple steps must be taken at the appropriate times to properly exercise and perfect such rights. A copy of TrustAtlantic’s audited consolidated financial statements for the fiscal year ended December 31, 2013 (together with the report of the Company’s independent registered public accounting firm regarding such statements) and TrustAtlantic’s unaudited consolidated balance sheet and income statement as of and for the nine months ended September 30, 2014 are attached as Annex D to this proxy statement/prospectus.

Q: What will each TrustAtlantic shareholder receive in the Merger?

A: A TrustAtlantic shareholder may elect to receive:

•	all cash;

•	all First Horizon common stock; or

•	A mixture of cash for 25% of such holder’s shares and First Horizon common stock for the other 75%.

All elections are subject to the election, proration and allocation procedures described in this proxy statement/prospectus. If too many shareholders elect stock consideration over cash consideration or cash consideration over stock consideration, such elections may be adjusted due to the limitation that the aggregate Merger consideration must consist of 75% stock consideration and 25% cash consideration. Due to these limitations, some TrustAtlantic shareholders may not receive the form of Merger consideration that they elected. See “The Merger—Conversion of Shares, Options and Warrants; Appraisal Rights and Dissenting Shares; Exchange of Certificates—Allocation Procedures” for a more detailed discussion of allocation procedures under the Merger Agreement.

Q: How and when does a TrustAtlantic shareholder elect the form of consideration he or she prefers to receive?

A: An election statement with instructions for making the election as to the form of consideration preferred is being mailed to TrustAtlantic shareholders simultaneously with this proxy statement/prospectus. To make an election, a TrustAtlantic shareholder must submit an election statement to the Exchange Agent before 5:00 p.m., Eastern Time, on  , 2015. This date is referred to as the “Election Deadline.” Election choices and election procedures are described under “The Merger.”

Q: May a TrustAtlantic shareholder change his or her election once it has been submitted?

A: Yes. An election may be changed so long as the new election is received by the Exchange Agent prior to the Election Deadline. To change an election, a TrustAtlantic shareholder must send the Exchange Agent a written notice revoking any election previously submitted.

Q: What happens if an election is not made prior to the Election Deadline?

A: If a TrustAtlantic shareholder fails to submit an election statement to the Exchange Agent prior to the Election Deadline, then that holder will be deemed to have made no election and will be issued shares of First Horizon common stock, cash, or a mixture of stock and cash, depending on the aggregate cash and stock elections made and the need for any adjustments to ensure that the aggregate Merger consideration consists of 75% stock consideration and 25% cash consideration.

Q: How will my election for Merger consideration be impacted if I buy additional shares of TrustAtlantic common stock or sell some of my existing shares of TrustAtlantic common stock?

A: If you acquire additional shares of TrustAtlantic common stock after the Election Deadline, your election statement, if properly completed and received prior to the Election Deadline, will apply to all TrustAtlantic common stock owned under the same registration. If you sell your shares to an entity that was not an existing shareholder after the Election Deadline, the purchaser of those shares will be deemed to have failed to make an election as to the type of consideration it prefers to receive, in which case such purchaser will be issued shares of First Horizon common stock, cash, or a mixture of stock and cash, depending on the aggregate cash and stock elections made and the need for any adjustments to ensure that the aggregate Merger consideration consists of 75% stock consideration and 25% cash consideration.

Q: If I am a TrustAtlantic shareholder, should I send in my TrustAtlantic stock certificates now?

A: No. Following the Effective Time of the Merger, Wells Fargo Shareowner Services, First Horizon’s transfer agent and the exchange agent with respect to the Merger (the “Exchange Agent”), will send you instructions for exchanging TrustAtlantic stock certificates for the Merger consideration. See “The Merger Agreement—Conversion of Shares, Options and Warrants; Appraisal Rights and Dissenting Shares; Exchange of Certificates.” Until then, please locate your certificates and keep them safe, but do not send them to TrustAtlantic, First Horizon or the Exchange Agent.

Q: Whom may I contact if I cannot locate my TrustAtlantic stock certificate(s)?

A: If you are unable to locate your original TrustAtlantic stock certificate(s), you should contact TrustAtlantic’s transfer agent, Computershare, by calling (800) 368-5948. You may also visit Computershare’s website at www.computershare.com for information and forms.

Q: When do you expect to complete the Merger?

A: TrustAtlantic, Merger Sub and First Horizon expect to complete the Merger in the first half of 2015. However, neither TrustAtlantic nor First Horizon can assure you when or if the Merger will occur. First Horizon must first obtain the approval of applicable banking regulators, and TrustAtlantic must obtain the approval of its shareholders at the Special Meeting.

Q: Whom should I call with questions?

A: If you have any questions concerning the Merger or this proxy statement/prospectus, would like additional copies of this proxy statement/prospectus or need help voting your shares of TrustAtlantic common stock or submitting your election statement, please contact: Richard W. Edwards at (919) 277-8700.

SUMMARY

This summary highlights selected information from this proxy statement/prospectus. It may not contain all of the information that is important to you. We urge you to carefully read the entire proxy statement/prospectus, including the appendices, and the other documents to which we refer in order to fully understand the Merger. See “Where You Can Find More Information.” Each item in this summary refers to the page of this proxy statement/prospectus on which that subject is discussed in more detail.

The Merger Transaction (page 32)

Pursuant to the terms of the Merger Agreement, First Horizon has agreed to acquire TrustAtlantic. In the Merger, TrustAtlantic will merge with and into Merger Sub, a wholly-owned subsidiary of First Horizon, with Merger Sub continuing as the surviving entity. The Merger Agreement governs the Merger. The Merger Agreement is included in this proxy statement/prospectus as Annex A. Please read the Merger Agreement carefully. All descriptions in this summary and elsewhere in this proxy statement/prospectus of the terms and conditions of the Merger are qualified by reference to the Merger Agreement and the exhibits thereto, all as attached as Annex A.

The Merger Consideration (page 52)

Subject to the terms and conditions set forth in the Merger Agreement, which has been unanimously approved by the board of directors of each of First Horizon and TrustAtlantic, at the Effective Time, each outstanding share of TrustAtlantic common stock will be converted into the right to receive either (i) for each Cash Election Share, an amount of cash equal to the product of 1.3261 and the First Horizon Closing Price; or (ii) for each Stock Election Share, 1.3261 shares of First Horizon common stock; provided that the aggregate Merger consideration will consist of 75% stock consideration and 25% cash consideration.

TrustAtlantic previously issued stock purchase warrants to certain investors. Each issued and outstanding warrant to purchase TrustAtlantic common stock that has not been exercised prior to the Merger will be cancelled and converted into the right to receive an amount of Merger consideration with respect to the shares of TrustAtlantic common stock issuable upon exercise of such warrant in full, less the exercise price, which will be deducted from the Merger consideration issuable in respect of such warrant. Each holder of a TrustAtlantic warrant may elect to receive its Merger consideration in the form of cash, First Horizon common stock, or a mixture thereof, subject to the limitation that the aggregate Merger consideration will consist of 75% stock consideration and 25% cash consideration.

TrustAtlantic previously issued stock options to certain employees and directors under a stock option plan. Each issued and outstanding option to purchase TrustAtlantic common stock that has not been exercised prior to the Merger will be automatically converted into a non-qualified option to purchase First Horizon common stock under First Horizon’s Equity Compensation Plan. The number of shares of First Horizon common stock issuable upon the exercise of each converted TrustAtlantic option will equal the product of (i) the number of shares of TrustAtlantic common stock that were purchasable under the option immediately before the Merger and (ii) 1.3261, rounded down, if necessary to the nearest whole share. The exercise price per share of First Horizon common stock for each option will equal (x) the per share exercise price of the option in effect immediately before the Merger divided by (y) 1.3261, rounded up, if necessary, to the nearest cent.

Equivalent TrustAtlantic Per Share Value (page 52)

First Horizon’s common stock trades on the NYSE under the symbol “FHN.” TrustAtlantic common stock is not listed or traded on any established securities exchange or quotation system. Accordingly, there is no established public trading market for TrustAtlantic common stock. The following table presents the closing price of First Horizon common stock on October 21, 2014, the last trading day before public announcement of the Merger, and  , 2015, the last practicable trading day prior to the printing of this proxy statement/prospectus. The table also presents the equivalent value of the Merger consideration per share of TrustAtlantic common stock on those dates, calculated by multiplying the closing sales price of First Horizon common stock on those dates by 1.3261.

Date	First Horizon closing sale price		Equivalent TrustAtlantic per share value(1)
October 21, 2014		$11.94		$15.83
, 2015	$		$

(1)	Excludes cash in lieu of fractional shares.

The value of the shares of First Horizon common stock to be issued in the Merger will fluctuate between now and the closing date of the Merger. You should obtain current sale prices for the First Horizon common stock.

Adjustments (page 52)

If the number of shares of common stock outstanding of TrustAtlantic or First Horizon changes before the Merger is completed as a result of any reclassification, recapitalization, stock split (including a reverse stock split) or subdivision or combination or readjustment of shares, or any stock dividend or stock distribution with a record date during such period, then the Merger consideration will be equitably and proportionately adjusted.

Fractional Shares (page 52)

First Horizon will not issue any fractional shares of First Horizon common stock in the Merger. TrustAtlantic shareholders who would otherwise be entitled to a fractional share of First Horizon common stock upon the completion of the Merger will instead receive an amount in cash (rounded to the nearest cent) determined by multiplying (i) the First Horizon Closing Price by (ii) the fraction of a share of First Horizon common stock such holder would otherwise be entitled to receive.

For example, if you hold 10 shares of TrustAtlantic common stock and elect to receive First Horizon common stock in the Merger, you will receive 13 shares of First Horizon common stock and a cash payment calculated based on the First Horizon Closing Price instead of the 0.261 fractional shares of First Horizon common stock that you otherwise would have received. If you instead elect to receive cash in the Merger, you will receive cash equal to the exchange ratio of 1.3261 multiplied by the number of shares of TrustAtlantic common stock you hold multiplied by the First Horizon Closing Price.

Dividends (page 83)

TrustAtlantic and its subsidiaries may not declare or pay any dividend prior to the completion of the Merger. For the past several quarters First Horizon has paid a quarterly cash dividend on its common stock of $0.05 per share. Its most recent such dividend was paid on January 1, 2015. First Horizon’s board of directors recently increased the quarterly dividend rate to $0.06 per common share payable April 1, 2015 to shareholders of record on March 13, 2015. The payment, timing and amount of dividends by First Horizon on its common stock in the future, either before or after the Merger is completed, are subject to the determination of First Horizon board of directors and depend on cash requirements, the financial condition, regulatory capital and liquidity, and earnings of First Horizon, legal and regulatory considerations and other factors.

TrustAtlantic’s Board of Directors Unanimously Recommends that TrustAtlantic Shareholders Vote “FOR” Approval of the Merger Agreement (page 38)

TrustAtlantic’s board of directors determined that the Merger, the Merger Agreement and the transactions contemplated by the Merger Agreement are advisable and in the best interests of TrustAtlantic and its shareholders and has unanimously approved the Merger and the Merger Agreement. TrustAtlantic’s board of directors unanimously recommends that TrustAtlantic shareholders vote “FOR” approval of the Merger Agreement. For the factors considered by TrustAtlantic’s board of directors in reaching its decision to approve the Merger Agreement, see “The Merger—TrustAtlantic’s Reasons for the Merger; Recommendation of TrustAtlantic’s Board of Directors.”

FIG Partners, LLC Has Provided an Opinion to TrustAtlantic’s Board of Directors Regarding the Merger Consideration (page 40 and Annex B)

On October 21, 2014, FIG Partners, LLC (“FIG Partners”), TrustAtlantic’s financial advisor in connection with the Merger, rendered its oral opinion to TrustAtlantic’s board of directors, confirmed in writing, that as of such date and based upon and subject to the assumptions, procedures, considerations, qualifications and limitations set forth in the written opinion, the Merger consideration was fair, from a financial point of view, to the shareholders of TrustAtlantic. On December 15, 2014, FIG Partners rendered its oral opinion, confirmed in writing, that as of such date and based upon and subject to the assumptions, procedures, considerations, qualifications and limitations set forth in the written opinion, the Merger consideration to be paid to TrustAtlantic shareholders pursuant to the Merger Agreement, as amended, was fair, from a financial point of view, to the shareholders of TrustAtlantic.

The full text of FIG Partners’ opinions, dated October 21, 2014 and December 15, 2014, is attached as Annex B to this proxy statement/prospectus. You should read these opinions in their entirety for a discussion of the assumptions made, procedures followed, factors considered and limitations upon the review undertaken by FIG Partners in rendering its opinions.

FIG Partners’ opinion is directed to TrustAtlantic’s board of directors, addresses only the fairness of the Merger consideration from a financial point of view to the holders of shares of TrustAtlantic common stock on each date the opinion was rendered, and does not address any other aspect of the Merger or constitute a recommendation as to how any shareholders of TrustAtlantic should vote at any shareholder meeting held in connection with the Merger.

For further information, see “The Merger—Opinion of FIG Partners, LLC.”

TrustAtlantic Will Hold its Special Meeting on  , 2015 (page 22)

The Special Meeting of TrustAtlantic shareholders will be held on  , 2015, at  local time, at TrustAtlantic’s offices located at 4801 Glenwood Avenue, Suite 500, Raleigh, North Carolina 27612. At the Special Meeting, TrustAtlantic shareholders will be asked to:

•	approve the Merger Agreement and the transactions it contemplates; and

•

approve the adjournment of the Special Meeting, if necessary or appropriate, to solicit additional proxies in favor of the approval of the Merger Agreement, which we refer to herein as the “Adjournment Proposal.”

Only holders of record at the close of business on  , 2015 will be entitled to vote at the Special Meeting. Each share of TrustAtlantic common stock is entitled to one vote on each proposal to be considered at the TrustAtlantic Special Meeting. As of the record date, there were                   shares of TrustAtlantic common stock entitled to vote at the Special Meeting. Each of the directors of TrustAtlantic have entered into voting agreements with First Horizon, pursuant to which they have agreed, solely in their capacity as TrustAtlantic shareholders, to vote all of their shares of TrustAtlantic common stock in favor of the proposals to be presented at the Special Meeting. As of the record date, TrustAtlantic’s directors were entitled to vote an aggregate of approximately   shares of TrustAtlantic common stock, representing approximately  % of the TrustAtlantic common stock outstanding on that date. As of the record date, the directors and executive officers of TrustAtlantic were entitled to vote approximately   shares of TrustAtlantic common stock representing approximately  % of the shares of TrustAtlantic common stock outstanding on that date. As of the record date, First Horizon and its subsidiaries held no shares of TrustAtlantic common stock (other than shares held as fiduciary, custodian or agent).

To approve the Merger Agreement, holders of at least a majority of the outstanding shares of TrustAtlantic common stock entitled to vote at the Special Meeting must vote in favor of approving the Merger Agreement. Because approval is based on the affirmative vote of at least a majority of the shares outstanding, your failure to vote, failure to instruct your bank or broker how to vote with respect to the proposal to approve the Merger Agreement or abstention will have the same effect as a vote against approval of the Merger Agreement.

Approval of the Adjournment Proposal requires that the votes cast in person or by proxy at the Special Meeting in favor of the Adjournment Proposal exceed the votes cast against such proposal. Your failure to vote, failure to instruct your bank or broker how to vote or an abstention from voting with respect to the Adjournment Proposal, however, will have no effect on such proposal.

TrustAtlantic’s Shareholders Have Appraisal Rights in the Merger (page 26)

Holders of shares of TrustAtlantic common stock who are entitled to vote on the merger, who timely deliver notice to TrustAtlantic of their intent to demand payment for their shares, who do not vote in favor of the approval of the Merger Agreement, and who otherwise comply with the requirements of Article 13 of the NCBCA will be entitled to appraisal rights in connection with the Merger under Article 13 of the NCBCA. In order to exercise and perfect appraisal rights, the holder of shares must follow the steps summarized in this proxy statement/prospectus and in a timely manner.

Under Article 13 of the NCBCA, where a Merger Agreement is to be submitted for approval at a meeting of shareholders and where the corporation concludes that shareholders are entitled to assert appraisal rights, the corporation must notify each of its shareholders entitled to appraisal rights that appraisal rights are available to them, include in the notice a copy of Article 13 and provide annual financial statements. This proxy statement/prospectus, and the notice of special meeting of shareholders that accompanies it, shall constitute such notice, and a copy of the full text of Article 13 of the NCBCA is attached as Annex C to this proxy statement/prospectus and the Company’s audited consolidated financial statements for the fiscal year ended December 31, 2013 (together with the report of the Company’s independent registered public accounting firm regarding such statements) and TrustAtlantic’s unaudited consolidated balance sheet and income statement as of and for the nine months ended September 30, 2014 are attached as Annex D to this proxy statement/prospectus.

A shareholder who properly exercises appraisal rights has no assurance that it will receive an amount more than the Merger consideration and, in fact, may receive an amount the same as or even less than the Merger consideration. The foregoing is a description of the law pertaining to appraisal rights under the NCBCA and is qualified in its entirety by the full text of Article 13 of the NCBCA, which is attached as Annex C to this proxy statement/prospectus and incorporated by reference herein. The foregoing discussion does not constitute legal or other advice, nor does it constitute a recommendation on whether to exercise appraisal rights under Article 13 of the NCBCA.

ANY HOLDER OF SHARES OF COMMON STOCK WHO WISHES TO DEMAND PAYMENT FOR HIS, HER OR ITS SHARES, EXERCISE APPRAISAL RIGHTS, OR WHO WISHES TO PRESERVE SUCH HOLDER’S RIGHT TO DO SO, SHOULD CAREFULLY REVIEW ANNEX C AND THE SUMMARY DISCUSSION CONTAINED LATER IN THIS PROXY STATEMENT/PROSPECTUS BECAUSE FAILURE TO TIMELY AND PROPERLY COMPLY WITH THE PROCEDURES SPECIFIED COULD RESULT IN THE LOSS OF APPRAISAL RIGHTS. MOREOVER, BECAUSE OF THE COMPLEXITY OF THE PROCEDURES FOR APPRAISAL TRUSTATLANTIC BELIEVES THAT, IF A SHAREHOLDER IS CONSIDERING EXERCISING SUCH RIGHTS, SUCH SHAREHOLDER SHOULD CONSIDER SEEKING THE ADVICE OF LEGAL COUNSEL.

Conditions That Must Be Satisfied or Waived for the Merger to Occur (page 67)

Currently, TrustAtlantic and First Horizon expect to complete the Merger in the first half of 2015. As more fully described in this proxy statement/prospectus and in the Merger Agreement, the completion of the Merger depends on a number of conditions being satisfied or, where legally permissible, waived. These conditions include, among others, approval of the Merger Agreement by TrustAtlantic’s shareholders and the receipt of certain required regulatory approvals.

Neither TrustAtlantic nor First Horizon can be certain when, or if, the conditions to the Merger will be satisfied or waived, or that the Merger will be completed.

Termination of the Merger Agreement (page 67)

The Merger Agreement can be terminated at any time prior to completion of the Merger by the mutual consent of TrustAtlantic and First Horizon, or by either party in the following circumstances:

•

the Merger has not been completed by June 21, 2015 (the “End Date”); provided, that if all of the conditions to closing have been satisfied except that First Horizon has not yet received regulatory approval, the End Date will be extended to August 20, 2015; provided further, that if the Merger has not been completed by the End Date, such failure cannot be caused by the terminating party’s breach of the Merger Agreement;

•

any required regulatory approval has been denied by the relevant governmental entity and this denial has become final and nonappealable, or a governmental entity has issued a final, nonappealable injunction permanently enjoining or otherwise prohibiting the consummation of the Merger or the other transactions contemplated by the Merger Agreement;

•

there is a breach of the Merger Agreement by the other party that would cause the conditions for completion of the Merger not to be satisfied, and the breach is not cured prior to the earlier of (i) the End Date, and (ii) 30 days following written notice of the breach by the terminating party or, if by its nature, such breach cannot be cured within such 30 day period, the date of written notice of the breach; or

•

TrustAtlantic shareholders fail to approve the Merger Agreement at the TrustAtlantic Special Meeting, and at a time when a third party has proposed acquiring TrustAtlantic on terms more favorable than the terms provided in the Merger agreement and First Horizon fails to amend its offer so that the alternative proposal ceases to be superior to the First Horizon transaction (as described in “The Merger Agreement—TrustAtlantic Shareholder Meeting and Recommendation of TrustAtlantic’s Board of Directors”), or the Merger Agreement is resubmitted to TrustAtlantic shareholders at a second shareholder meeting and the TrustAtlantic shareholders fail to approve the Merger Agreement at such shareholder meeting.

TrustAtlantic may terminate the Merger Agreement, if both of the following conditions are satisfied:

•

the number obtained by dividing (i) the volume weighted average price per share of First Horizon common stock over the ten consecutive trading days ending on the trading day immediately prior to the fourth business day prior to the date the Merger is closed (the “Determination Date”), as calculated by Bloomberg Financial LP under the function “VWAP” (the “Average Closing Price”) by (ii) $12.8225, is less than 0.85; and

•

the number obtained by dividing (i) the Average Closing Price by (ii) $12.8225, is less than the number obtained by (x) dividing the average of the closing price of the KBW Regional Bank Index as quoted on Blooomberg.com (KRX:IND) for the ten consecutive trading days ending on the trading day immediately prior to the Determination Date, by $77.7420 and then (y) subtracting 0.15.

However, in the event TrustAtlantic notifies First Horizon (within two business days of the Determination Date) of its intent to terminate for failure to meet the conditions described above, First Horizon may, within two business days, elect to increase the Merger consideration by adjusting the exchange ratio of 1.3261 so that it equals a number obtained by dividing (i) the product of $12.8225, 0.85 and 1.3261 by (ii) the Average Closing Price, in which case TrustAtlantic may not terminate pursuant to this condition.

In addition, First Horizon may terminate the Merger Agreement in the following circumstances:

•

TrustAtlantic shareholders fail to approve the Merger Agreement at the Special Meeting (regardless of whether or not TrustAtlantic is obligated to resubmit the Merger Agreement to its shareholders for approval at a second shareholder meeting as described below in “The Merger Agreement—TrustAtlantic Shareholder Meeting and Recommendation of TrustAtlantic’s Board of Directors”);

•

TrustAtlantic’s board of directors fails to recommend to the TrustAtlantic shareholders that they approve the Merger Agreement or withdraws, modifies or qualifies such recommendation in a manner adverse to First Horizon;

•

TrustAtlantic’s board of directors fails to reaffirm its recommendation of the Merger within 10 business days after the public announcement of an acquisition proposal (or material modification thereto);

•

TrustAtlantic’s board of directors breaches its non-solicitation obligations described below in “The Merger Agreement—Agreement Not to Solicit Other Offers” or its obligations with respect to calling shareholder meetings and alternate acquisition proposals described below in “The Merger Agreement—TrustAtlantic Shareholder Meeting and Recommendation of TrustAtlantic’s Board of Directors”; or

•

TrustAtlantic’s board of directors approves, recommends or endorses, or proposes or resolves to recommend or endorse, an alternative transaction (as described below in “The Merger Agreement—TrustAtlantic Shareholder Meeting and Recommendation of TrustAtlantic’s Board of Directors”) or acquisition proposal.

Termination Fee (page 69)

If the Merger Agreement is terminated under certain circumstances, including circumstances involving a change in recommendation by TrustAtlantic’s board of directors, TrustAtlantic may be required to pay First Horizon a termination fee of $3.25 million. The termination fee could discourage other companies from seeking to acquire or merge with TrustAtlantic.

Regulatory Approvals Required for the Merger (page 50)

Both TrustAtlantic and First Horizon have agreed to use their reasonable best efforts to obtain all regulatory approvals required to complete the transactions contemplated by the Merger Agreement. First Horizon has filed applications seeking regulatory approval to complete the transactions contemplated by the Merger Agreement with the Board of Governors of the Federal Reserve (the “FRB”) and the North Carolina Commissioner of Banks (the “NCCOB”). In addition, First Tennessee Bank has filed applications seeking regulatory approval to merge TrustAtlantic Bank with and into First Tennessee Bank with the Office of the Comptroller of the Currency and the NCCOB.

Material U.S. Federal Income Tax Consequences of the Merger (page 72)

The Merger is intended to qualify as a reorganization within the meaning of Section 368 of the Code. Assuming the Merger qualifies as such a reorganization, a shareholder of TrustAtlantic generally will not recognize any gain or loss upon receipt of First Horizon common stock in exchange for TrustAtlantic common stock in the Merger, but may recognize gain with respect to the cash consideration and cash received in lieu of a fractional share of First Horizon common stock. It is a condition to the completion of the Merger that the parties receive a written opinion from their counsel to the effect that the Merger will qualify as a reorganization within the meaning of Section 368 of the Code.

Board of Directors and Executive Officers of First Horizon and the Sole Member and Executive Officers of Merger Sub Following Completion of the Merger (page 53)

The size and composition of First Horizon’s board of directors and executive officers and the identity of Merger Sub’s sole member and the composition of Merger Sub’s executive officers will not be affected by the Merger.

Information about First Horizon’s current directors and executive officers can be found in First Horizon’s Definitive Proxy Statement for First Horizon’s 2014 Annual Meeting which is incorporated by reference into First Horizon’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013.

The Rights of TrustAtlantic Shareholders Will Change as a Result of the Merger (page 76)

The rights of TrustAtlantic shareholders will change as a result of the Merger due to differences in First Horizon’s and TrustAtlantic’s governing documents. TrustAtlantic is incorporated in the state of North Carolina, and is governed by North Carolina law. First Horizon is incorporated in the state of Tennessee, and is governed by Tennessee law. The rights of TrustAtlantic shareholders are further governed by TrustAtlantic’s articles of incorporation and bylaws, each as amended to date (which we refer to as TrustAtlantic’s articles of incorporation and bylaws, respectively). Upon the completion of the Merger, TrustAtlantic shareholders will become First Horizon shareholders, and the rights of such shareholders will be governed by Tennessee law and First Horizon’s restated charter and its amended and restated bylaws (which we refer to as First Horizon’s charter and bylaws, respectively).

See “Comparison of Shareholders’ Rights” for a description of the material differences in shareholder rights under each of the First Horizon and TrustAtlantic governing documents.

Information About the Companies (page 104 and page 85)

First Horizon National Corporation

First Horizon is a financial holding company, incorporated under Tennessee law, primarily engaged in the business of providing diversified financial services primarily through its banking subsidiary, First Tennessee Bank, and its subsidiaries. At September 30, 2014, First Horizon had total consolidated assets of approximately $24.0 billion and ranked first in terms of deposit market share among Tennessee-headquartered bank holding companies.

The principal executive offices of First Horizon are located at 165 Madison Avenue, Memphis, Tennessee 38103, and its telephone number is (901) 523-4444. First Horizon’s website can be accessed at http://www.firsthorizon.com. Information contained in First Horizon’s website does not constitute part of, and is not incorporated into, this proxy statement/prospectus. First Horizon’s common stock is traded on the NYSE under the symbol “FHN.”

For more information about First Horizon and its subsidiaries, see “Where You Can Find More Information.”

TrustAtlantic Financial Corporation

TrustAtlantic is a bank holding company, incorporated under North Carolina law, primarily engaged in the business of planning, directing and coordinating the business activities of its wholly owned subsidiary, TrustAtlantic Bank, a North Carolina state-chartered community bank. As a bank holding company, TrustAtlantic’s activities are limited to banking and activities that are closely related to banking. At September 30, 2014, TrustAtlantic had total consolidated assets of approximately $453 million and total deposits of approximately $395 million.

TrustAtlantic’s principal executive offices are located at 4801 Glenwood Avenue, Suite 500, Raleigh, North Carolina 27612, and its telephone number is (919) 277-8700. TrustAtlantic’s website can be accessed at http://www.trustatlantic.com. Information contained in TrustAtlantic’s website does not constitute part of, and is not incorporated into, this proxy statement/prospectus.

RISK FACTORS

In addition to general investment risks and the other information contained in this proxy statement/prospectus, including the matters addressed under the section “Cautionary Statement Regarding Forward-Looking Statements,” you should carefully consider the following risk factors in deciding how to vote for the proposals presented in this proxy statement/prospectus.

TrustAtlantic shareholders who will receive First Horizon common stock should read and consider the risks associated with the business of First Horizon because these risks will be applicable to your investment as a shareholder of First Horizon. Descriptions of some of these risks can be found in the Annual Report on Form 10-K filed by First Horizon for the year ended December 31, 2013 and the Quarterly Report on Form 10-Q for the three and nine months ended September 30, 2014, which are incorporated by reference into this proxy statement/prospectus. You should also consider the other information in this proxy statement/prospectus. See “Where You Can Find More Information.”

Additional risks and uncertainties not presently known to First Horizon or TrustAtlantic or that are not currently believed to be important to you, if they materialize, also may adversely affect the merger and First Horizon as the surviving entity.

Risk Factors Related to Proposed Merger

Because the market price of First Horizon common stock will fluctuate, TrustAtlantic shareholders cannot be certain of the market value of the Merger consideration they will receive.

If the Merger is completed, each holder of TrustAtlantic common stock outstanding immediately prior to the completion of the Merger will receive either (i) for each Cash Election Share, an amount of cash equal to the product of 1.3261 and the First Horizon Closing Price; or (ii) for each Stock Election Share, 1.3261 shares of First Horizon common stock; provided that the aggregate Merger consideration will consist of 75% stock consideration and 25% cash consideration. The exact number of First Horizon shares and amount of cash you may be entitled to receive in the Merger will depend on the number of TrustAtlantic common shares outstanding on the date the Merger is actually completed. Additionally, the market value of the Merger consideration on the date the Merger is completed may differ from the market value of the Merger consideration on the date First Horizon announced the Merger, on the date that this proxy statement/prospectus was mailed to TrustAtlantic shareholders, and on the date of the Special Meeting of the TrustAtlantic shareholders. Any change in the market price of First Horizon common stock prior to the completion of the Merger will affect the market value of the First Horizon common stock and the cash that TrustAtlantic shareholders will receive upon completion of the Merger. Stock price changes may result from a variety of factors that are beyond the control of First Horizon and TrustAtlantic, including but not limited to general market and economic conditions, regulatory considerations, changes in our industry, and changes in our respective businesses, operations and prospects. Therefore, at the time of the TrustAtlantic Special Meeting you will not know the precise market value of the consideration you will receive at the Effective Time of the Merger. You should obtain current market quotations for shares of First Horizon common stock.

Combining the two companies may be more difficult, costly or time consuming than expected.

First Horizon and TrustAtlantic have operated and, until the completion of the Merger, will continue to operate, independently. The success of the Merger, including anticipated cost savings, will depend, in part, on our ability to successfully combine the businesses of First Horizon and TrustAtlantic. To realize these anticipated benefits after the completion of the Merger, First Horizon expects to integrate TrustAtlantic’s business into its own. It is possible that the integration process could result in the loss of key employees, the disruption of each company’s ongoing businesses or inconsistencies in standards, controls, procedures and policies that adversely affect the combined company’s ability to maintain relationships with clients, customers, depositors and employees or to achieve the anticipated benefits of the Merger. On November 6, 2014, four commercial banking officers in TrustAtlantic’s headquarters office in Raleigh simultaneously resigned with the stated intent to start a Raleigh commercial lending office for a competitor bank not currently operating in the market. A substantial portion of TrustAtlantic’s commercial loan accounts in the Raleigh-Cary market had been assigned to these four individuals to service the relationships. Additionally, two support staff employees subsequently resigned employment at TrustAtlantic to join the four commercial bankers. The loss of key employees could adversely affect First Horizon’s ability to successfully conduct its business in the markets in which TrustAtlantic now operates, which could have an adverse effect on First Horizon’s financial results and the value of its common stock. If First Horizon experiences difficulties with the integration process, the anticipated benefits of the Merger may not be realized fully or at all, or may take longer to realize than expected. As with any Merger of financial institutions, there also may be business disruptions that cause TrustAtlantic to lose customers or cause customers to remove their accounts from TrustAtlantic and move their business to competing financial institutions. Integration efforts between the two companies will also divert management attention and resources. These integration matters could have an adverse effect on each of TrustAtlantic and First Horizon during this transition period and for an undetermined period after completion of the Merger. In addition, the actual cost savings of the Merger could be less than anticipated.

The fairness opinions obtained by TrustAtlantic from its financial advisor will not reflect changes in circumstances between signing the Merger Agreement and the completion of the Merger.

TrustAtlantic has not obtained an updated fairness opinion as of the date of this proxy statement/prospectus from FIG Partners, LLC, its financial advisor. The original fairness opinions attached hereto are dated as of October 21, 2014 and December 15, 2014. Changes in the operations and prospects of TrustAtlantic or First Horizon, general market and economic conditions and other factors that may be beyond the control of TrustAtlantic and First Horizon, and on which the fairness opinions were based, may alter the value of TrustAtlantic or First Horizon or the prices of shares of TrustAtlantic common stock or First Horizon common stock by the time the Merger is completed. The fairness opinions do not speak as of the time the Merger will be completed or as of any date other than the date of such opinion. Because TrustAtlantic does not anticipate asking its financial advisor to update its opinion, the opinion does not address the fairness of the Merger consideration, from a financial point of view, at the time the Merger is completed. The fairness opinions dated as of October 21, 2014 and December 15, 2014 are attached as Annex B to this proxy statement/prospectus. For a description of the opinions that TrustAtlantic received from its financial advisor, see “The Merger—Opinion of FIG Partners, LLC.” For a description of the other factors considered by TrustAtlantic’s board of directors in determining to approve the Merger, see “The Merger—TrustAtlantic’s Reasons for the Merger; Recommendation of TrustAtlantic’s Board of Directors.”

The market price for First Horizon common stock may be affected by factors different from those that historically have affected the value of TrustAtlantic common stock.

Upon completion of the Merger, holders of Stock Election Shares will become holders of First Horizon common stock. First Horizon’s businesses differ from those of TrustAtlantic, and accordingly the results of operations of First Horizon will be affected by some factors that are different from those currently affecting the results of operations of TrustAtlantic.

The merger agreement may be terminated in accordance with its terms and the merger may not be completed.

The Merger Agreement is subject to a number of conditions which must be fulfilled in order to complete the Merger. Those conditions include, but are not limited to, the following: the approval of the Merger Agreement Proposal by TrustAtlantic shareholders, the receipt of all required regulatory approvals, the accuracy of representations and warranties under the Merger Agreement (subject to the materiality standards set forth in the Merger Agreement), First Horizon’s and TrustAtlantic’s

performance of their respective obligations under the Merger Agreement in all material respects and each of First Horizon’s and TrustAtlantic’s receipt of a tax opinion to the effect that the Merger will be treated as a “reorganization” within the meaning of Section 368(a) of the Code. These conditions to the closing of the Merger may not be fulfilled and, accordingly, the Merger may not be completed.

In addition, if the Merger is not completed by the End Date, either First Horizon or TrustAtlantic may choose not to proceed with the Merger, and the parties can mutually decide to terminate the Merger Agreement at any time, before or after TrustAtlantic shareholder approval. In addition, First Horizon and TrustAtlantic may elect to terminate the Merger Agreement in certain other circumstances. If the Merger Agreement is terminated under certain circumstances, TrustAtlantic may be required to pay a termination fee to First Horizon. See the section entitled “The Merger Agreement—Termination Fee.”

TrustAtlantic shareholders will experience a reduction in percentage ownership and voting power of their shares as a result of the merger.

TrustAtlantic shareholders will experience a substantial reduction in their percentage ownership interests and effective voting power in First Horizon compared to their ownership interests and voting power in TrustAtlantic prior to the Merger. If the Merger is consummated and assuming an exchange ratio of 1.3261 and assuming the exercise of all TrustAtlantic options and warrants prior to the closing of the Merger, current TrustAtlantic shareholders will own approximately 2.3% of First Horizon’s outstanding common stock, on a fully diluted basis. Accordingly, former TrustAtlantic shareholders will own a minority of the outstanding voting stock of the combined company and would, as a result, be outvoted by current First Horizon shareholders if such current First Horizon shareholders voted together as a group.

The Merger Agreement contains provisions and terms, such as termination fees, that may limit or discourage other potential acquirers from making competing proposals to acquire TrustAtlantic.

The Merger Agreement contains provisions that limit TrustAtlantic’s ability to discuss competing third-party proposals to acquire all or a significant part of TrustAtlantic or TrustAtlantic Bank. In addition, TrustAtlantic has agreed to pay First Horizon a termination fee of $3,250,000 if the transaction is terminated because TrustAtlantic decides to enter into or close another acquisition transaction. These provisions might discourage a potential competing acquirer that might have an interest in acquiring all or a significant part of TrustAtlantic from considering or proposing that acquisition, even if it were prepared to pay consideration with a higher per share price than that proposed in the merger with First Horizon, or might result in a potential competing acquirer proposing to pay a lower per share price to acquire TrustAtlantic than it might otherwise have proposed to pay.

TrustAtlantic executive officers have financial interests in the Merger that are different from, or in addition to, the interests of TrustAtlantic shareholders.

Executive officers of TrustAtlantic negotiated the terms of the Merger Agreement with their counterparts at First Horizon, and TrustAtlantic’s board of directors adopted and approved the Merger Agreement and recommended that TrustAtlantic shareholders vote to approve the Merger Agreement on substantially the terms set forth in the Merger Agreement. In considering these facts and the other information contained in this proxy statement/prospectus, you should be aware that certain of TrustAtlantic’s executive officers have financial interests in the Merger that are different from, or in addition to, the interests of TrustAtlantic shareholders. For example, certain executive officers have entered into agreements that provide, among other things, severance and/or other benefits following the Merger. These and some other additional interests of TrustAtlantic executive officers may cause some of these persons to view the proposed transaction differently than you may view it, as a shareholder. TrustAtlantic’s board of directors was aware of these interests at the time it approved the transaction and found them to be reasonable. See “Interests of TrustAtlantic’s Directors and Executive Officers in the Merger” for information about these financial interests.

SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA OF FIRST HORIZON

The following table sets forth certain consolidated financial and other data of First Horizon at the dates and for the periods indicated. The information set forth below should be read in conjunction with consolidated financial statements and related notes thereto included in First Horizon’s Annual Report on Form 10-K for the year ended December 31, 2013, and in First Horizon’s Quarterly Report on Form 10-Q for the three and nine months ended September 30, 2014, which are incorporated by reference to this proxy statement/prospectus.

	Nine Months Ended September 30 (unaudited)		Years Ended December 31
	2014	2013	2013		2012	2011		2010	2009
	(Dollars in millions, except per share data)
Income/(loss) from continuing operations	$180.2	$(13.4)	$40.6		$(16.4)	$134.0		$72.9	$(235.2)
Income/(loss) from discontinued operations, net of tax	—	0.6	0.5		0.1	8.6		(11.3)	(23.2)
Net income/(loss)	180.2	(12.8)	41.1		(16.3)	142.6		61.6	(258.4)
Income/(loss) available to common shareholders	167.0	(25.6)	23.8		(27.8)	131.2		(57.8)	(329.4)

Common Stock Data
Earnings/(loss) per common share from continuing operations	$0.71	$(0.11)	$0.10		$(0.11)	$0.47		$(0.20)	$(1.31)
Earnings/(loss) per common share	0.71	(0.11)	0.10		(0.11)	0.50		(0.25)	(1.41)
Diluted earnings/(loss) per common share from continuing operations	0.70	(0.11)	0.10		(0.11)	0.47		(0.20)	(1.31)
Diluted earnings/(loss) per common share	0.70	(0.11)	0.10		(0.11)	0.50		(0.25)	(1.41)
Cash dividends declared per common share	0.15	0.15	0.20		0.04	0.04		—	—
Book value per common share	9.48	8.64	8.93		9.09	9.28		9.05	9.35
Closing price of common stock per share:
High	12.96	12.55	12.55		10.89	12.53		14.83	13.68
Low	11.18	9.72	9.72		7.55	5.63		9.24	6.52
Year-End	N/A	N/A	11.65		9.91	8.00		11.78	12.60
Cash dividends per common share/year-end closing price	N/A	N/A	1.7%		0.4%	0.5%		N/A	N/A
Cash dividends per common share/diluted earnings per common share	21.4%	(136.4)%	200.0%		(36.4)%	8.0%		N/A	N/A
Compound stock dividend rate declared per share	N/A	N/A	N/A		N/A	N/A		6.3601%	7.5320%
Price/earnings ratio	N/A	N/A	116.5	x	NM	16.0	x	NM	NM
Market capitalization	$2,888.9	$2,597.2	$2,753.7		$2,414.1	$2,059.7		$3,102.5	$2,974.5
Average shares (thousands)	235,437	238,990	237,972		248,349	260,574		235,699	234,431
Average diluted shares (thousands)	237,169	238,990	239,794		248,349	262,861		235,699	234,431
Period-end shares outstanding (thousands)	235,249	236,328	236,370		243,598	257,468		263,366	236,098
Volume of shares traded (thousands)	441,858	613,550	787,295		1,221,242	1,049,982		1,009,113	1,256,124
Selected Average Balances
Total assets	$23,790.6	$24,599.8	$24,409.7		$25,053.3	$24,719.6		$25,659.8	$28,113.0
Total loans, net of unearned income	15,403.9	15,879.0	15,726.4		16,205.4	16,056.8		17,131.8	19,579.3
Securities available-for-sale	3,546.1	3,158.9	3,180.4		3,145.5	3,182.9		2,650.9	2,852.1
Earning assets	21,609.3	21,939.7	21,772.0		22,224.8	21,959.1		22,960.2	25,373.8
Total deposits	16,172.5	16,360.7	16,340.2		16,212.0	15,527.0		15,204.3	14,556.2
Total term borrowings	1,568.6	2,005.4	1,944.7		2,326.8	2,582.6		2,915.1	3,506.9
Common equity	2,191.9	2,169.0	2,146.8		2,312.6	2,409.9		2,211.6	2,365.6
Total equity	2,582.9	2,549.5	2,529.9		2,607.8	2,705.1		3,292.0	3,452.1
Selected Period-End Balances
Total assets	$23,986.8	$23,858.8	$23,789.8		$25,334.0	$24,710.6		$24,683.4	$25,829.1
Total loans, net of unearned income	15,812.0	15,408.6	15,389.1		16,708.6	16,397.1		16,782.6	18,123.9
Securities available-for-sale	3,534.7	3,186.9	3,398.5		3,061.8	3,066.3		3,031.9	2,694.5
Earning assets	21,733.4	21,123.6	21,168.4		22,424.8	21,762.0		21,901.7	22,962.9
Total deposits	16,144.8	16,283.9	16,735.0		16,629.7	16,213.0		15,208.2	14,867.2

	Nine Months Ended September 30 (unaudited)		Years Ended December 31
	2014	2013	2013	2012	2011	2010	2009
	(Dollars in millions, except per share data)
Total term borrowings	1,491.1	1,771.3	1,739.9	2,226.5	2,481.7	3,228.1	2,891.1
Common equity	2,230.9	2,042.2	2,109.7	2,214.0	2,389.5	2,382.8	2,208.6
Total equity	2,621.9	2,433.3	2,500.8	2,509.2	2,684.6	2,678.0	3,302.5
Selected Ratios
Return on average common equity(a)(d)	10.18%	(1.58)%	1.11%	(1.20)%	5.44%	(2.61)%	(13.93)%
Return on average assets(b)(d)	1.01	(0.07)	0.17	(0.07)	0.58	0.24	(0.92)
Net interest margin(c)(d)	2.94	2.96	2.96	3.13	3.22	3.20	3.06
Allowance for loan and lease losses to loans	1.51	1.66	1.65	1.66	2.34	3.96	4.95
Net charge-offs to average loans(d)	0.31	0.52	0.50	1.14	2.02	3.07	4.25
Total period-end equity to period-end assets	10.93	10.20	10.51	9.90	10.86	10.85	12.79
Tangible common equity to tangible assets(e)	8.69	7.93	8.24	8.17	9.08	8.93	7.82

N/A—not applicable

NM—not meaningful

(a)	Calculated using net income/(loss) available to common shareholders divided by average common equity.

(b)	Calculated using net income/(loss) divided by average assets.

(c)	Calculated using total net interest income adjusted for fully taxable equivalent assuming a statutory federal income tax rate of 35 percent and, where applicable, state income taxes.

(d)	For the nine month periods presented, each ratio is calculated using annualized year-to-date amounts.

(e)	Represents a non-GAAP measure. Reconciliation appears below.

	Nine Months Ended September 30 (unaudited)(1)		Years Ended December 31(1)
	2014	2013	2013	2012	2011	2010	2009
	(Dollars in millions)
(A) Total equity (GAAP)	2,621.9	2,433.3	2,500.8	2,509.2	2,684.6	2,678.0	3,302.5
Less: Noncontrolling interest(a)	295.4	295.4	295.4	295.2	295.2	295.2	295.2
Less: Preferred Stock	95.6	95.6	95.6	—	—	—	798.7

Total common equity	2,230.9	2,042.2	2,109.7	2,214.0	2,389.5	2,382.8	2,208.6
Less: Intangible assets (GAAP)(b)	161.0	162.7	163.9	156.9	159.9	195.1	203.8

(B) Tangible common equity (Non-GAAP)	2,069.9	1,879.5	1,945.8	2,057.1	2,229.6	2,187.8	2,004.8
(C) Total assets (GAAP)	23,986.8	23,858.8	23,789.8	25,334.0	24,710.6	24,683.4	25,829.1
Less: Intangible assets (GAAP)(b)	161.0	162.7	163.9	156.9	159.9	195.1	203.8

(D) Tangible assets (Non-GAAP)	23,825.8	23,696.1	23,625.9	25,177.1	24,550.7	24,488.4	25,625.3
(A)/(C) Total equity to assets (GAAP)	10.93%	10.20%	10.51%	9.90%	10.86%	10.85%	12.79%
(B)/(D) Tangible common equity to tangible assets (Non-GAAP)	8.69%	7.93%	8.24%	8.17%	9.08%	8.93%	7.82%

(a)	Included in Total equity on the Consolidated Statements of Condition.

(b)	Includes goodwill and other intangible assets, net of amortization.

(1)	Certain numbers may not add to total due to rounding.

SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA OF TRUSTATLANTIC

The following table sets forth certain consolidated financial and other data of TrustAtlantic at the dates and for the periods indicated. The information set forth below should be read in conjunction with “TrustAtlantic Management’s Discussion and Analysis of Financial Condition and Results of Operations “set forth below and the consolidated audited financial statements and notes of TrustAtlantic for the fiscal year ended December 31, 2013 and the unaudited consolidated financial statements for the three and nine month periods ended September 30, 2014, which are included in this proxy statement/prospectus.

	Nine Months Ended (unaudited)		Years Ended December 31
	2014	2013	2013	2012	2011	2010	2009
	(Dollars in thousands, except per share data)
Net income/(loss)	$3,259	$2,615	$3,631	$5,763	$709	$296	$(698)
Income/(loss) available to common shareholders	3,259	2,615	3,631	5,763	709	296	(698)

Common Stock Data
Earnings/(loss) per common share	0.69	0.55	0.76	1.16	0.14	0.06	(0.15)
Cash dividends declared per common share	—	—	—	—	—	—	—
Book value per common share	11.37	10.33	10.52	10.07	8.59	8.30	8.13
Average shares (thousands)	4,729	4,770	4,759	4,967	5,015	4,939	4,742
Period-end shares outstanding (thousands)	4,735	4,728	4,728	4,778	5,015	5,015	4,742
Selected Period-End Balances
Total assets	$452,911	$405,190	$436,219	$373,028	$365,202	$351,096	$356,217
Total loans, net of unearned income	325,497	306,196	314,134	282,649	267,423	274,238	279,690
Securities available for sale	74,709	69,837	70,482	58,152	56,690	51,686	50,704
Earning assets	417,374	385,567	412,039	354,450	347,042	337,420	343,219
Total deposits	395,253	352,514	379,966	319,391	315,746	305,640	306,124
Total term borrowings	1,300	2,200	4,200	2,200	4,200	2,000	10,000
Common equity	53,849	48,842	49,715	48,125	43,065	41,647	38,569
Total equity	53,849	48,842	49,715	48,125	43,065	41,647	38,569
Selected Ratios
Return on average common equity	8.22%	6.74%	7.30%	12.50%	1.68%	0.73%	(1.87)%
Return on average assets	0.99	0.80	0.90	1.57	0.20	0.08	(0.20)
Allowance for loan and lease losses to loans	1.84	2.06	1.98	2.16	2.36	2.34	1.51
Net charge-offs to average loans	0.09	(0.03)	0.02	0.92	1.61	0.70	0.33
Total period-end equity to period-end assets	11.89	12.05	11.40	12.90	11.79	11.86	10.83
Tangible common equity to tangible assets(a)	11.14	11.20	10.60	12.05	10.90	10.93	9.89

(a)	Represents a non-GAAP measure. Reconciliation appears below.

	Nine Months Ended September 30 (unaudited)		Years Ended December 31
	2014	2013	2013	2012	2011	2010	2009
	(Dollars in thousands)
(A) Total common equity (GAAP)	53,849	48,842	49,715	48,125	43,065	41,647	38,569
Less: Intangible assets (GAAP)(a)	3,829	3,877	3,873	3,609	3,648	3,687	3,725

(B) Tangible common equity (Non-GAAP)	50,020	44,965	45,842	44,516	39,417	37,960	34,844
(C) Total assets (GAAP)	452,911	405,190	436,219	373,028	365,202	351,096	356,217
Less: Intangible assets (GAAP) (a)	3,829	3,877	3,873	3,609	3,648	3,687	3,725

(D) Tangible assets (Non-GAAP)	449,082	401,313	432,346	369,419	361,554	347,409	352,492
(A)/(C) Total common equity to assets (GAAP)	11.89%	12.05%	11.40%	12.90%	11.79%	11.86%	10.83%
(B)/(D) Tangible common equity to tangible assets (Non-GAAP)	11.14%	11.20%	10.60%	12.05%	10.90%	10.93%	9.89%

(a)	Includes goodwill and other intangible assets, net of amortization.

COMPARATIVE PER SHARE DATA

(Unaudited)

Comparative Historical and Unaudited Pro Forma Combined and Equivalent Per Share Data

Presented below for First Horizon and TrustAtlantic are comparative historical and unaudited pro forma combined and equivalent per share financial data as of and for the year ended December 31, 2013, and as of and for the nine months ended September 30, 2014. The information presented below should be read together with the historical consolidated financial statements of First Horizon and TrustAtlantic, including the related notes. The financial statements for TrustAtlantic are provided at Annex D and the financial statements for First Horizon are incorporated by reference into this proxy statement/prospectus.

The unaudited pro forma combined information gives effect to the Merger as if the Merger had been effective on December 31, 2013 or September 30, 2014 in the case of the book value data, and as if the Merger had been effective as of January 1, 2013 or January 1, 2014 in the case of the earnings per share and the cash dividends data. The unaudited pro forma combined data combines the historical results of TrustAtlantic into First Horizon’s consolidated statement of net income. While certain adjustments were made for the estimated impact of fair value adjustments and other acquisition-related activity, they are not indicative of what could have occurred had the acquisition taken place on January 1, 2013 or January 1, 2014.

The unaudited pro forma combined adjustments are based upon available information and certain assumptions that TrustAtlantic and First Horizon management believe are reasonable. The unaudited pro forma combined data, while helpful in illustrating the financial characteristics of the combined company under one set of assumptions, does not reflect the impact of factors that may result as a consequence of the Merger, excluding estimated Merger integration costs, or consider any potential impacts of current market conditions at the time of the Merger on revenues, expense efficiencies or asset dispositions, among other factors, nor the impact of possible business model changes. As a result, unaudited pro forma combined data are presented for illustrative purposes only and do not represent an attempt to predict or suggest future results. Upon completion of the Merger, the operating results of TrustAtlantic will be reflected in the consolidated financial statements of First Horizon on a prospective basis.

	First Horizon	TrustAtlantic		First Horizon Pro Forma Combined	TrustAtlantic Pro Forma Equivalent(4)
Per Common Share Data:
Basic Earnings(1)
Nine months ended September 30, 2014	$0.71		$0.69	$0.71	$0.94
Year ended December 31, 2013	0.10		0.76	0.12	0.16
Diluted Earnings(1)
Nine months ended September 30, 2014	$0.70	$	N/A	$0.71	$0.94
Year ended December 31, 2013	0.10		N/A	0.12	0.16
Cash Dividends Declared(2)
Nine months ended September 30, 2014	$0.15		$—	$0.15	$0.20
Year ended December 31, 2013	0.20		—	0.20	0.27
Book Value(3)
As of September 30, 2014	$9.48		$11.37	$9.55	$12.66
As of December 31, 2013	8.93		10.52	9.01	11.95

N/A—Not Applicable

(1)

Earnings per share measures were calculated using actual weighted average shares outstanding of First Horizon stock for each of the periods presented combined with the estimated shares to be issued to TrustAtlantic shareholders as part of the merger consideration based on actual TrustAtlantic shares outstanding as of September 30, 2014. Shares assumed to be issued to TrustAtlantic shareholders as a result of the merger were assumed outstanding as of the beginning of each period presented. The impact of TrustAtlantic options and warrants was considered, where applicable.

(2)	First Horizon Pro Forma Combined cash dividends declared were based on First Horizon’s historical amounts.

(3)

First Horizon Pro forma Combined book value was computed using First Horizon’s book value as of the dates shown adjusted for the estimated impact to common shareholders’ equity as a result of the merger, which was determined using the December 1, 2014, ten day volume weighted average price of First Horizon common stock and the estimated number of shares to be issued in connection with the Merger pursuant to the terms of the Merger Agreement based on the actual TrustAtlantic shares outstanding as of September 30, 2014.

(4)	TrustAtlantic Pro Forma Equivalent was computed by multiplying the First Horizon Pro Forma Combined amounts by the exchange ratio of 1.3261.

Equivalent TrustAtlantic Per Share Value

First Horizon common stock trades on the New York Stock Exchange under the symbol “FHN.” TrustAtlantic common stock is not listed or traded on any established securities exchange or quotation system. Accordingly, there is no established public trading market for TrustAtlantic common stock. The following table presents the closing price of First Horizon common stock on October 21, 2014, the trading day immediately prior to the announcement of the Merger, and  , 2015, the last practicable trading day prior to the printing of this proxy statement/prospectus. The table also presents the equivalent value of the Merger consideration per share of TrustAtlantic common stock on those dates, calculated by multiplying the closing sales price of First Horizon common stock on those dates by 1.3261.

Date	First Horizon closing sale price		Equivalent TrustAtlantic per share value(1)
October 21, 2014		$11.94		$15.83
, 2015	$		$

(1)	Excludes cash in lieu of fractional shares.

The value of the shares of First Horizon common stock to be issued in the Merger will fluctuate between now and the closing date of the Merger. You should obtain current sale prices for the First Horizon common stock. In the event the value of the shares of First Horizon common stock falls outside of certain parameters described under “Merger Agreement—Termination,” TrustAtlantic may terminate the Merger Agreement, subject to First Horizon’s right to increase the per share consideration in cash or in stock in the amount by which First Horizon’s common share value fell below such parameters.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements contained in this proxy statement/prospectus contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including, but not limited to, statements about the financial condition, results of operations, earnings outlook and prospects of First Horizon, TrustAtlantic and the combined company following the proposed transaction and statements for the period following the completion of the Merger. The words “believe,” “expect,” “anticipate,” “intend,” “estimate,” “should,” “is likely,” “will,” “going forward,” and other expressions that indicate future events and trends identify such forward-looking statements.

These forward-looking statements are predicated on the beliefs and assumptions of First Horizon’s and TrustAtlantic’s management based on information known to them as of the date of this proxy statement/prospectus and do not purport to speak as of any other date. Forward-looking statements may include descriptions of the expected benefits and costs of the transaction; forecasts of revenue, earnings or other measures of economic performance, including statements of profitability, business segments and subsidiaries; management plans relating to the transaction; the expected timing of the completion of the transaction; the ability to complete the transaction; the ability to obtain any required regulatory, shareholder or other approvals; any statements of the plans and objectives of management for future operations, products or services, including the execution of integration plans; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing.

The forward-looking statements contained in this proxy statement/prospectus reflect the views of First Horizon’s and TrustAtlantic’s management as of the date of this proxy statement/prospectus with respect to future events and are subject to risks, uncertainties and contingencies. Should one or more of these risks materialize or should underlying beliefs or assumptions prove incorrect, actual results could differ materially from those anticipated by the forward-looking statements or historical results. Factors that could cause or contribute to such differences include, but are not limited to: (1) matters set forth under the section entitled “Risk Factors”; (2) expected benefits of the Merger may not materialize in the timeframe expected or at all, or may be more costly to achieve; (3) the Merger may not be timely completed, if at all; (4) prior to the completion of the Merger or thereafter, First Horizon’s and TrustAtlantic’s respective businesses may not perform as expected due to transaction-related uncertainty or other factors; (5) the parties may be unable to successfully implement integration strategies; (6) required regulatory, shareholder or other approvals might not be obtained or other closing conditions might not be satisfied in a timely manner or at all; (7) First Horizon and TrustAtlantic may experience reputational risks and the companies’ customers may react negatively to the transaction; (8) management may have their time diverted from ordinary activities due to Merger-related issues; and (9) those factors referenced in First Horizon’s filings with the SEC.

Examples of other uncertainties and contingencies related to First Horizon’s businesses include, among other important factors, global, general and local economic and business conditions, including economic recession or depression; the level and length of deterioration in the residential housing and commercial real estate markets; potential requirements for First Horizon to repurchase, or compensate for losses from, previously sold or securitized mortgages or securities based on such mortgages; potential claims relating to the foreclosure process; potential claims relating to participation in government programs, especially lending or other financial services programs; expectations of and actual timing and amount of interest rate movements, including the slope and shape of the yield curve, which can have a significant impact on a financial services institution; market and monetary fluctuations, including fluctuations in mortgage markets; inflation or deflation; customer, investor, regulatory, and legislative responses to any or all of these conditions; the financial condition of borrowers and other counterparties; competition within and outside the financial services industry; geopolitical developments including possible terrorist activity; natural disasters; effectiveness and cost-efficiency of First Horizon’s hedging practices; technological changes; fraud, theft, or other incursions through conventional, electronic, or other means affecting First Horizon directly or affecting its customers or business counterparties; demand for First Horizon’s product offerings; new products and services in the industries in which First Horizon operates; the increasing use of new technologies to interact with customers and others; and critical accounting estimates. Other factors are those inherent in originating, selling, servicing, and holding loans and loan-based assets, including prepayment risks, pricing concessions, fluctuation in U.S. housing and other real estate prices, fluctuation of collateral values, and changes in customer profiles. Additionally, the actions of the Securities and Exchange Commission (“SEC”), the Financial Accounting Standards Board (“FASB”), the Office of the Comptroller of the Currency (“OCC”), the Board of Governors of the Federal Reserve System (“Federal Reserve”), the Federal Deposit Insurance Corporation (“FDIC”), Financial Industry Regulatory Authority (“FINRA”), the Consumer Financial Protection Bureau (“Bureau”), the Financial Stability Oversight Council (“Council”), and other regulators and agencies; pending, threatened, or possible future regulatory, administrative, and judicial outcomes, actions, and proceedings; changes in laws and regulations applicable to First Horizon; and First Horizon’s success in executing its business plans and strategies and managing the risks involved in the foregoing, could cause actual results to differ, perhaps materially, from those contemplated by the forward-looking statements.

For any forward-looking statements made in this proxy statement/prospectus, First Horizon claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. You are cautioned not to place undue reliance on these statements, which speak only as of the date of this proxy statement/prospectus. First Horizon does not undertake to update forward-looking statements to reflect facts, circumstances, assumptions or events that occur after the date the forward-looking statements are made. All written and oral forward-looking statements concerning the Merger or other matters addressed in this proxy statement/prospectus are expressly qualified in their entirety by the cautionary statements contained or referred to in this proxy statement/prospectus.

THE TRUSTATLANTIC SPECIAL MEETING

This section contains information for TrustAtlantic shareholders about the Special Meeting that TrustAtlantic has called to allow its shareholders to consider and approve the Merger Agreement. TrustAtlantic is mailing this proxy statement/prospectus to you, as a TrustAtlantic shareholder, on or about  , 2015. Together with this proxy statement/prospectus, TrustAtlantic is also sending to you a notice of the Special Meeting of TrustAtlantic shareholders and a form of proxy card that TrustAtlantic’s board of directors is soliciting for use at the Special Meeting and at any adjournments or postponements of the Special Meeting.

This proxy statement/prospectus is also being furnished by First Horizon to TrustAtlantic shareholders as a prospectus in connection with the issuance of shares of First Horizon common stock upon completion of the Merger.

Date, Time and Place of Meeting

The Special Meeting will be held at TrustAtlantic’s offices located at 4801 Glenwood Avenue, Suite 500, Raleigh, North Carolina 27612, on  , 2015, at  local time.

Matters to Be Considered

At the Special Meeting of shareholders, you will be asked to consider and vote upon the following matters:

•	a proposal to approve the Merger Agreement and the transactions it contemplates; and

•	a proposal to approve the adjournment of the Special Meeting, if necessary or appropriate, to solicit additional proxies in favor of the approval of the Merger Agreement.

Recommendation of TrustAtlantic’s Board of Directors

TrustAtlantic’s board of directors determined that the Merger, the Merger Agreement and the transactions contemplated by the Merger Agreement are advisable and in the best interests of TrustAtlantic and its shareholders and has unanimously approved the Merger and the Merger Agreement. TrustAtlantic’s board of directors unanimously recommends that TrustAtlantic shareholders vote “FOR” approval of the Merger Agreement and “FOR” the Adjournment Proposal. See “The Merger—TrustAtlantic’s Reasons for the Merger; Recommendation of TrustAtlantic’s Board of Directors” for a more detailed discussion of TrustAtlantic’s board of directors’ recommendation.

Record Date and Quorum

TrustAtlantic’s board of directors has fixed the close of business on  , 2015 as the record date for determining the holders of TrustAtlantic common stock entitled to receive notice of and to vote at the TrustAtlantic Special Meeting.

As of the record date, there were   shares of TrustAtlantic common stock outstanding and entitled to vote at the TrustAtlantic Special Meeting held by approximately 255 holders of record. Each share of TrustAtlantic common stock entitles the holder to one vote at the TrustAtlantic Special Meeting on each proposal to be considered at the TrustAtlantic Special Meeting.

The presence at the Special Meeting, in person or by proxy, of holders of a majority of the outstanding shares of TrustAtlantic common stock entitled to vote at the Special Meeting will constitute a quorum for the transaction of business. All shares of TrustAtlantic common stock, whether present in person or represented by proxy, including abstentions and broker non-votes, will be treated as present for purposes of determining the presence or absence of a quorum for all matters voted on at the TrustAtlantic Special Meeting. A broker non-vote occurs under stock exchange rules when a broker is not permitted to vote on a matter without instructions from the beneficial owner of the shares and no instruction is given.

Vote Required; Treatment of Abstentions and Failure to Vote

Approval of the Merger Agreement requires the affirmative vote of the holders of at least a majority of the outstanding shares of TrustAtlantic common stock entitled to vote at the Special Meeting. You are entitled to one vote for each share of TrustAtlantic common stock you held as of the record date. Because approval is based on the affirmative vote of at least a majority of the shares outstanding, your failure to vote, failure to instruct your bank or broker with respect to the proposal to approve the Merger Agreement or an abstention will have the same effect as a vote against approval of the Merger Agreement.

Approval of the Adjournment Proposal requires that the votes cast, by person or by proxy at the Special Meeting, in favor of the Adjournment Proposal exceed the votes cast against such proposal. Your failure to vote, failure to instruct your bank or broker how to vote or an abstention from voting with respect to the Adjournment Proposal, however, will have no effect on such proposal.

Shares Held by Officers and Directors

As of the record date, directors and executive officers of TrustAtlantic and their affiliates beneficially owned and were entitled to vote approximately   shares of TrustAtlantic common stock, representing approximately  % of the shares of TrustAtlantic common stock outstanding on that date. Each of the directors of TrustAtlantic have entered into voting agreements with First Horizon, pursuant to which they have agreed, solely in their capacity as TrustAtlantic shareholders, to vote all of their shares of TrustAtlantic common stock in favor of the proposals to be presented at the Special Meeting. As of the record date, the directors were entitled to vote an aggregate of approximately   shares of TrustAtlantic common stock, representing approximately  % of the shares of TrustAtlantic common stock outstanding on that date. As of the record date, First Horizon and its subsidiaries held no shares of TrustAtlantic common stock (other than shares held as fiduciary, custodian or agent).

Voting of Proxies; Incomplete Proxies

Each copy of this proxy statement/prospectus mailed to holders of TrustAtlantic common stock is accompanied by a form of proxy with instructions for voting. If you hold stock in your name as a shareholder of record, you should complete and return the proxy card accompanying this proxy statement/prospectus, regardless of whether you plan to attend the Special Meeting.

All shares represented by valid proxies that TrustAtlantic receives through this solicitation, and that are not revoked, will be voted in accordance with your instructions on the proxy card. If you make no specification on your proxy card as to how you want your shares voted before signing and returning it, your proxy will be voted “FOR” approval of the Merger Agreement and “FOR” approval of the Adjournment Proposal. No matters other than the matters described in this proxy statement/prospectus are anticipated to be presented for action at the Special Meeting or at any adjournment or postponement of the Special Meeting.

Shares Held in “Street Name”; Broker Non-Votes

If you hold your stock in “street name” through a bank or broker, you must direct your bank or broker to vote in accordance with the instructions you have received from your bank or broker.

Under stock exchange rules, banks, brokers and other nominees who hold shares of TrustAtlantic common stock in “street name” for a beneficial owner of those shares typically have the authority to vote in their discretion on “routine” proposals when they have not received instructions from beneficial owners. However, banks, brokers and other nominees are not allowed to exercise their voting discretion with respect to the approval of matters determined to be “non-routine,” such as approval of the Merger Agreement proposal, without specific instructions from the beneficial owner. Broker non-votes are shares held by a broker, bank or other nominee that are represented at the TrustAtlantic Special Meeting, but with respect to which the broker or nominee is not instructed by the beneficial owner of such shares to vote on the particular proposal and for which the broker does not have discretionary voting power with respect to such proposal. It is expected that brokers, banks and other nominees will not have discretionary authority to vote on either proposal and, as a result, TrustAtlantic anticipates that there will not be any broker votes cast as to which no instructions were received in connection with either proposal. Therefore, if your broker, bank or other nominee holds your shares of TrustAtlantic common stock in “street name,” your broker, bank or other nominee will vote your shares of TrustAtlantic common stock only if you provide instructions on how to vote by filling out the voter instruction form sent to you by your broker, bank or other nominee with this proxy statement/prospectus.

Revocability of Proxies and Changes to a TrustAtlantic Shareholder’s Vote

If you hold stock in your name as a shareholder of record, you may revoke any proxy at any time before it is voted by (1) signing and returning a proxy card with a later date, (2) delivering a written revocation letter to TrustAtlantic’s corporate secretary, or (3) attending the Special Meeting in person, notifying the corporate secretary and voting by ballot at the Special Meeting.

Any shareholder entitled to vote in person at the Special Meeting may vote in person regardless of whether a proxy has been previously given, but the mere presence (without notifying TrustAtlantic’s corporate secretary) of a TrustAtlantic shareholder at the Special Meeting will not constitute revocation of a previously given proxy.

Written notices of revocation and other communications about revoking your proxy should be addressed to:

TrustAtlantic Financial Corporation
4801 Glenwood Avenue
Suite 500
Raleigh, North Carolina 27612
Attention: Secretary

If your shares are held in “street name” by a bank or broker, you should follow the instructions of your bank or broker regarding the revocation of your voting instructions.

Appraisal Rights

TrustAtlantic’s Shareholders have Appraisal Rights

Holders of shares of TrustAtlantic common stock who are entitled to vote on the Merger, who timely deliver notice to TrustAtlantic of their intent to demand payment for their shares, who do not vote in favor of the approval of the Merger Agreement, and who otherwise comply with the requirements of Article 13 of the North Carolina Business Corporation Act (the “NCBCA”) will be entitled to appraisal rights in connection with the merger under Article 13 of the NCBCA. In order to exercise and perfect appraisal rights, the holder of shares must follow the steps summarized in this proxy statement and in a timely manner.

Under Article 13 of the NCBCA, where a merger agreement is to be submitted for approval at a meeting of shareholders and where the corporation concludes that shareholders are entitled to assert appraisal rights, the corporation must notify each of its shareholders entitled to appraisal rights that appraisal rights are available to them, include in the notice a copy of Article 13 and provide annual financial statements. This proxy statement/prospectus, and the notice of special meeting of shareholders that accompanies it, shall constitute such notice, and a copy of the full text of Article 13 of the NCBCA is attached as Annex C to this proxy statement/prospectus and the Company’s audited consolidated financial statements for the fiscal year ended December 31, 2013 (together with the report of the Company’s independent registered public accounting firm regarding such statements) and TrustAtlantic’s unaudited consolidated balance sheet and income statement as of and for the nine months ended September 30, 2014 are attached as Annex D to this proxy statement/prospectus.

A shareholder who properly exercises appraisal rights has no assurance that it will receive an amount more than the Merger consideration and, in fact, may receive an amount the same as or even less than the Merger consideration. The following summary is a description of the law pertaining to appraisal rights under the NCBCA and is qualified in its entirety by the full text of Article 13 of the NCBCA, which is attached as Annex C to this proxy statement/prospectus and incorporated by reference herein. The following summary does not constitute legal or other advice, nor does it constitute a recommendation on whether to exercise appraisal rights under Article 13 of the NCBCA.

ANY HOLDER OF SHARES OF TRUSTATLANTIC COMMON STOCK WHO WISHES TO DEMAND PAYMENT FOR HIS, HER OR ITS SHARES, EXERCISE APPRAISAL RIGHTS, OR WHO WISHES TO PRESERVE SUCH HOLDER’S RIGHT TO DO SO, SHOULD CAREFULLY REVIEW THE FOLLOWING DISCUSSION AND APPENDIX C BECAUSE FAILURE TO TIMELY AND PROPERLY COMPLY WITH THE PROCEDURES SPECIFIED COULD RESULT IN THE LOSS OF APPRAISAL RIGHTS. MOREOVER, BECAUSE OF THE COMPLEXITY OF THE PROCEDURES FOR APPRAISAL TRUSTATLANTIC BELIEVES THAT, IF A SHAREHOLDER IS CONSIDERING EXERCISING SUCH RIGHTS, SUCH SHAREHOLDER SHOULD CONSIDER SEEKING THE ADVICE OF LEGAL COUNSEL.

Requirements of Appraisal Rights

Under Article 13 of the NCBCA, TrustAtlantic shareholders who (i) are entitled to vote on the Merger, (ii) deliver to TrustAtlantic, before the vote to effectuate the Merger is taken, written notice of the shareholder’s intent to demand payment if the Merger is effectuated, (iii) do not vote in favor of the proposal to approve the Merger Agreement, and (iv) otherwise follow the procedures set forth in Article 13 will be entitled to receive payment in cash of the fair value of those shares (excluding any appreciation or depreciation in anticipation of the merger unless such exclusion would be inequitable), together with interest, if any, to be paid upon the amount determined to be the fair value as determined by the process set forth in Article 13. Shareholders who receive a fair value cash payment will not be entitled to receive any Merger consideration.

The shareholder must not vote, or cause or permit to be voted, any shares in favor of the Merger Agreement. A failure to vote will satisfy this requirement, as will a vote against the Merger Agreement, but a vote in favor of the Merger Agreement (by proxy or in person) or the return of a signed proxy which does not specify a vote against approval of the Merger Agreement or contain a direction to abstain (which as specified under “The TrustAtlantic Special Meeting—Voting of Proxies; Incomplete Proxies” will result in your proxy being voted in favor of the proposal to approve the Merger Agreement), will constitute a waiver of the shareholder’s appraisal rights.

If the above requirements are not satisfied and the Merger becomes effective, a holder of TrustAtlantic common stock will not be entitled to payment for such shareholder’s shares under the provisions of Article 13.

Filing Notice of Intent to Demand Payment

Any holder of TrustAtlantic common stock wishing to exercise a demand for payment and appraisal rights must deliver to TrustAtlantic, before the vote on the proposal to approve the Merger Agreement at the Special Meeting, a written notice of intent to demand appraisal of the shareholder’s shares. Written notices of intent to demand payment pursuant to Article 13 should be addressed to:

TrustAtlantic Financial Corporation
4801 Glenwood Avenue
Suite 500
Raleigh, North Carolina 27612
Attn: Richard W. Edwards

A record holder, such as a broker, who holds shares of TrustAtlantic common stock as a nominee for others, may exercise appraisal rights with respect to the shares held by all or less than all beneficial owners of shares as to which such person is the record holder, provided such record holder exercises appraisal rights with respect to all shares beneficially owned by any particular beneficial shareholder. In such case, the notice submitted by such nominee as record holder must set forth the name and address of the beneficial shareholder who is demanding payment. A beneficial owner may exercise appraisal rights only if such beneficial owner also submits to TrustAtlantic the record holder’s written consent to such exercise not later than the “Demand Deadline” (as defined below) and may assert appraisal rights only with respect to all shares of TrustAtlantic common stock of which it is the beneficial owner. If you hold your shares in “street name” through an account with a bank, broker, or other nominee and wish to exercise your appraisal rights, you are urged to consult with your bank, broker or other nominee to determine the appropriate procedures for the making of a demand for appraisal.

Neither voting against the proposal to approve the Merger Agreement, nor abstaining from voting or failing to vote on the proposal to approve the Merger Agreement, will in and of itself constitute a notice of intent to demand payment for appraisal satisfying the requirements of Article 13. The written notice of intent to demand appraisal must be in addition to and separate from any proxy or vote on the proposal to approve the Merger Agreement. A shareholder’s failure to make the notice of intent to demand appraisal prior to the taking of the vote on the proposal to approve the Merger Agreement at the Special Meeting will constitute a waiver of appraisal rights.

Appraisal Notice from TrustAtlantic

If the Merger is completed, TrustAtlantic will be required to deliver a written appraisal notice and form to all shareholders who have satisfied the requirements described above under “—Requirements of Appraisal Rights” and “—Filing Notice of Intent to Demand Payment.” The appraisal notice and form must be sent by TrustAtlantic no earlier than the date the Merger becomes effective and no later than 10 days after that date. See “The Merger Agreement—Closing and Effective Time of the Merger”. The appraisal notice and form must:

•

Identify the first date of any announcement of the principal terms of the merger to the shareholders. If such an announcement was made, the form must require the shareholder to certify whether beneficial ownership of the shares was acquired before that date. For more information regarding this requirement, see “—After-Acquired Shares” below.

•	Require the shareholder to certify that the shareholder did not vote for or consent to the transaction.

•

State where the appraisal form is to be returned, where certificates for certificated shares must be deposited and, in the case of non-certificated shares represented by book-entry, the extent to which transfer of the shares will be restricted after the payment demand is received, and the date by which such certificates must be deposited.

•

State a date by which TrustAtlantic must receive the appraisal form from the shareholder, known as the “Demand Deadline.” The Demand Deadline may not be less than 40 nor more than 60 days after the date the appraisal notice and form are sent to shareholders.

•	State that if the appraisal form is not received by TrustAtlantic by the specified date, the shareholder will be deemed to have waived the right to demand appraisal.

•	State TrustAtlantic’s estimate of the fair value of the shares.

•

Disclose that, if requested in writing by the shareholder, TrustAtlantic will disclose within 10 days after the Demand Deadline the number of shareholders who have returned their appraisal forms and the total number of shares owned by them.

•	Establish a date within 20 days of the Demand Deadline by which shareholders can withdraw the request for appraisal.

•	Include a copy of Article 13 of the NCBCA.

A TrustAtlantic shareholder who receives an appraisal notice from TrustAtlantic must demand payment by signing and returning the appraisal form included with the notice and, in the case of certificated shares, deposit his, her or its share certificates in accordance with the terms of the appraisal notice. Shareholders should respond to the appraisal form’s request discussed above regarding when beneficial ownership of the shares was acquired. A failure to provide this certification allows TrustAtlantic to treat the shares as “after-acquired shares” subject to TrustAtlantic’s authority to delay payment as described below under “—After-Acquired Shares.” Once a shareholder deposits his, her or its certificates or, in the case of non-certificated shares represented by book-entry, returns the signed appraisal form, the shareholder loses all rights as a shareholder unless a timely withdrawal occurs as described below. A shareholder who does not sign and return the appraisal form and, in the case of certificated shares, fails to deposit the shares, is not entitled to payment under Article 13.

A shareholder who has complied with all the steps required for appraisal may thereafter decline to exercise appraisal rights and withdraw from the appraisal process by notifying TrustAtlantic in writing. The appraisal notice will include a date by which the withdrawal notice must be received. Following this date, a shareholder may only withdraw from the appraisal process with TrustAtlantic’s consent.

TrustAtlantic’s Payment to TrustAtlantic Shareholders

Within 30 days after the Demand Deadline, TrustAtlantic is required to pay each shareholder who has properly perfected their appraisal rights the amount that TrustAtlantic estimates to be the fair value of such shareholder’s shares, plus interest accrued from the date the Merger became effective to the date of payment. The payment will be accompanied by the following:

•

TrustAtlantic’s most recently available balance sheet, income statement and statement of cash flows as of the end of or for the fiscal year ending not more than 16 months before the date of payment, and the latest available quarterly financial statements, if any;

•	a statement of TrustAtlantic’s estimate of the fair value of the shares, which must equal or exceed TrustAtlantic’s estimate in the earlier circulated appraisal notice; and

•

a statement that the shareholder has the right to submit a final payment demand as described below and that the shareholder will lose the right to submit a final payment demand if he or she does not act within the specified time frame.

Final Payment Demand by Shareholder

A shareholder who is dissatisfied with the amount of the payment received from TrustAtlantic may notify TrustAtlantic in writing of such shareholder’s own estimate of the fair value of the shares and the amount of interest due, and demand payment of the excess of this estimate over the amount previously paid by TrustAtlantic. A shareholder who does not submit a final payment demand within 30 days after receiving TrustAtlantic’s payment is only entitled to the amount previously paid.

After-Acquired Shares

TrustAtlantic may withhold payment with respect to any shares which a shareholder failed to certify on the appraisal form as being beneficially owned prior to the date stated in the appraisal notice as the date on which the principal terms of the Merger were first announced. If TrustAtlantic withholds payment, it must, within 30 days after the Demand Deadline, provide affected shareholders with TrustAtlantic’s most recently available balance sheet, income statement and statement of cash flows as of the end of or for the fiscal year ending not more than 16 months before the date of payment, and the latest available quarterly financial statements, if any. TrustAtlantic must also inform such shareholders that they may accept TrustAtlantic’s estimate of the fair value of their shares, plus interest, in full satisfaction of their claim or submit a final payment demand. Shareholders who wish to accept the offer must notify TrustAtlantic of their acceptance within 30 days after receiving the offer. TrustAtlantic must send payment to such shareholders within 10 days after receiving their acceptance. Shareholders who are dissatisfied with the offer must reject the offer and demand payment of the shareholder’s own estimate of the fair value of the shares, plus interest within 30 days after receiving TrustAtlantic’s offer of payment. If a shareholder does not explicitly accept or reject TrustAtlantic’s offer, the shareholder will be deemed to have accepted the offer. TrustAtlantic must send payment to these shareholders within 40 days after sending the notice regarding withholding of payment.

Judicial Appraisal of Shares

If TrustAtlantic does not pay the amount demanded pursuant to a shareholder’s final payment demand, TrustAtlantic must commence a proceeding in North Carolina Superior Court within 60 days after receiving the final demand. The purpose of the proceeding is to determine the fair value of the shares and the interest due. If TrustAtlantic does not commence the proceeding within the 60-day period, it must pay each shareholder demanding appraisal the amount demanded, plus interest.

All shareholders whose payment demands remain unsettled will be parties to the action. The proceeding is against the shareholders’ shares and not against shareholders personally. There is no right to a jury trial. Each shareholder who is a party to the proceeding will be entitled to judgment for the amount, if any, by which the court finds the fair value of the shareholder’s shares, plus interest, exceeds the amount paid by TrustAtlantic to the shareholder for the shares.

The court will determine all court costs of the proceeding and will assess the costs against TrustAtlantic, except that the court may assess costs against some or all of the shareholders demanding appraisal, in amounts the court finds equitable, to the extent the court finds such shareholders acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by Article 13. The court may also assess expenses (including legal fees) for the respective parties, in the amounts the court finds equitable: (i) against TrustAtlantic if the court finds that it did not comply with the statutes or (ii) against TrustAtlantic or the shareholder demanding appraisal, if the court finds that the party against whom expenses are assessed acted arbitrarily, vexatiously, or not in good faith. If the court finds that the expenses incurred by any shareholder were of substantial benefit to other shareholders similarly situated and that the expenses should not be assessed against TrustAtlantic, it may direct that the expenses be paid out of the amounts awarded to the shareholders who were benefited.

If TrustAtlantic fails to make a required payment to a shareholder under Article 13, the shareholder entitled to payment can commence an action against TrustAtlantic directly for the amount owed and recover the expenses of that action.

Determination of Fair Value

The North Carolina Superior Court may appoint one or more persons as appraisers to receive evidence and recommend a decision on the question of fair value. The appraisers shall have the powers described in the order appointing them, or in any amendment to it. The shareholders demanding appraisal rights are entitled to the same discovery rights as parties in other civil proceedings in North Carolina.

In determining fair value, the North Carolina Superior Court will consider the per share value of TrustAtlantic common stock (i) immediately before effectuation of the Merger, excluding any appreciation or depreciation in anticipation of the Merger unless exclusion would be inequitable, (ii) using customary and current valuation concepts and techniques generally employed for similar business in the context of the Merger, and (iii) without discounting for lack of marketability or minority status except, if appropriate, for amendments to the articles pursuant to Section 55-13-02(a)(5) of the NCBCA. Such fair value could be less than, equal to or more than the consideration being offered pursuant to the merger agreement.

THE SUMMARY SET FORTH ABOVE DOES NOT PURPORT TO BE A COMPLETE STATEMENT OF THE PROVISIONS OF ARTICLE 13 RELATING TO THE RIGHTS OF SHAREHOLDERS DEMANDING APPRAISAL AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE APPLICABLE SECTIONS OF THE NCBCA, WHICH ARE ATTACHED AS APPENDIX C TO THIS PROXY STATEMENT. SHAREHOLDERS INTENDING TO EXERCISE APPRAISAL RIGHTS ARE URGED TO REVIEW

APPENDIX C CAREFULLY AND TO CONSULT WITH LEGAL COUNSEL SO AS TO BE IN STRICT COMPLIANCE THEREWITH.

Solicitation of Proxies

TrustAtlantic’s Board of Directors is soliciting your proxy in conjunction with the Merger. TrustAtlantic will bear the entire cost of soliciting proxies from you. TrustAtlantic may use several of its regular employees, who will not be specially compensated, to solicit proxies from the TrustAtlantic shareholders, either personally or by telephone, facsimile, letter or other electronic means. In addition to solicitation of proxies by mail, TrustAtlantic will request that banks, brokers and other record holders send proxies and proxy material to the beneficial owners of TrustAtlantic common stock and secure their voting instructions. TrustAtlantic will reimburse such record holders for their reasonable expenses in taking those actions.

Attending the Meeting

All holders of TrustAtlantic common stock, including shareholders of record and shareholders who hold their shares through banks, brokers, nominees or any other holder of record, are invited to attend the Special Meeting. Shareholders of record can vote in person at the Special Meeting. If you are not a shareholder of record, you must obtain a proxy executed in your favor, from the record holder of your shares, such as a broker, bank or other nominee, to be able to vote in person at the Special Meeting. If you plan to attend the Special Meeting, you must hold your shares in your own name or have a letter from the record holder of your shares confirming your ownership. In addition, you must bring a form of personal photo identification with you in order to be admitted. TrustAtlantic reserves the right to refuse admittance to anyone without proper proof of share ownership and without proper photo identification. The use of cameras, sound recording equipment, communications devices or any similar equipment during the Special Meeting is prohibited without TrustAtlantic’s express written consent.

Assistance

If you have any questions concerning the Merger or this proxy statement/prospectus, would like additional copies of this proxy statement/prospectus or need help voting your shares of TrustAtlantic common stock, please contact Richard W. Edwards at (919) 277-8700.

THE MERGER

The following discussion contains material information about the Merger. We urge you to read carefully this entire proxy statement/prospectus, including the Merger Agreement attached as Annex A to this proxy statement/prospectus, for a more complete understanding of the Merger.

Terms of the Merger

First Horizon’s and TrustAtlantic’s boards of directors have approved the Merger Agreement. The Merger Agreement provides for the acquisition of TrustAtlantic by First Horizon through the Merger of TrustAtlantic with and into Merger Sub, a wholly-owned subsidiary of First Horizon, with Merger Sub continuing as the surviving entity in the Merger. The Merger Agreement additionally provides that, on or after the consummation of the Merger, TrustAtlantic’s wholly owned subsidiary bank, TrustAtlantic Bank, will merge with and into First Tennessee Bank, First Horizon’s subsidiary bank, with First Tennessee Bank as the surviving entity.

Subject to the terms and conditions set forth in the Merger Agreement, at the Effective Time of the Merger each outstanding share of TrustAtlantic common stock will be converted into the right to receive either (i) for each Cash Election Share, an amount of cash equal to the product of 1.3261 and the First Horizon Closing Price; or (ii) for each Stock Election Share, 1.3261 shares of First Horizon common stock; provided that the aggregate Merger consideration will consist of 75% stock consideration and 25% cash consideration as set forth in the Merger Agreement.

Each issued and outstanding warrant to purchase TrustAtlantic common stock that has not been exercised prior to the Merger will be cancelled and converted into the right to receive an amount of Merger consideration with respect to the shares of TrustAtlantic common stock issuable upon exercise of such warrant in full, less the exercise price, which will be deducted from the Merger consideration issuable in respect of such warrant. Each holder of a TrustAtlantic warrant may elect to receive its Merger consideration in the form of cash or First Horizon common stock subject to adjustment as set forth in the Merger Agreement so that the aggregate Merger consideration paid to holders of TrustAtlantic warrants and common stock will consist of 75% stock consideration and 25% cash consideration.

Each issued and outstanding option to purchase TrustAtlantic common stock that has not been exercised prior to the Merger will be automatically converted into a non-qualified option to purchase First Horizon common stock under First Horizon’s Equity Compensation Plan. The number of shares of First Horizon common stock issuable upon the exercise of each converted TrustAtlantic option will equal the product of (i) the number of shares of TrustAtlantic common stock that were purchasable under the option immediately before the Merger and (ii) 1.3261, rounded down, if necessary to the nearest whole share. The exercise price per share of First Horizon common stock for each option will equal (x) the per share exercise price of the option in effect immediately before the Merger divided by (y) 1.3261, rounded up, if necessary, to the nearest cent.

If the number of shares of common stock outstanding of TrustAtlantic or First Horizon changes before the Merger is completed as a result of any reclassification, recapitalization, stock split (including a reverse stock split) or subdivision or combination or readjustment of shares, or any stock dividend or stock distribution with a record date during such period, then the Merger consideration will be equitably and proportionately adjusted.

First Horizon will not issue any fractional shares of First Horizon common stock in the Merger. TrustAtlantic shareholders who would otherwise be entitled to a fractional share of First Horizon common stock upon the completion of the Merger will instead receive an amount in cash (rounded to the nearest cent) determined by multiplying (i) the First Horizon Closing Price by (ii) the fraction of a share of First Horizon common stock such holder would otherwise be entitled to receive.

TrustAtlantic shareholders are being asked to approve the Merger Agreement. See “The Merger Agreement” for additional and more detailed information regarding the legal documents that govern the Merger, including information about the conditions to the completion of the Merger and the provisions for terminating or amending the Merger Agreement.

Background of the Merger

TrustAtlantic’s management and its board of directors regularly conducted strategic planning sessions which included the use of outside advisors. Generally these sessions reviewed the competitive landscape of the community banking participants in North Carolina and surrounding states. TrustAtlantic’s board of directors consistently reviewed and assessed various alternatives for maximizing the value of TrustAtlantic to its shareholders, whether by acquiring another institution, merging with an institution approximately the same size as TrustAtlantic or merging with a larger institution. In June 2013, management of TrustAtlantic presented and discussed its three year strategic plan to TrustAtlantic’s board of directors following a spring planning session.

In the fall of 2013, TrustAtlantic discussed and evaluated a transaction to acquire a smaller financial institution. TrustAtlantic’s board of directors elected not to pursue a transaction with the other party but during this same period, two other strategic combinations were announced in North Carolina that caused TrustAtlantic’s board of directors to reassess whether shareholder value would be enhanced by the sale or affiliation with a larger financial institution.

In November 2013, a special committee (“Committee”) of three independent directors plus Mr. James Beck, TrustAtlantic’s Chief Executive Officer, was formed to re-evaluate the strategic alternatives for TrustAtlantic including a merger of equals or the sale to a larger financial institution. Mr. Shahn Chhabra, an independent director of TrustAtlantic, was selected to chair the Committee. An additional independent director was subsequently added to the Committee in the first quarter of 2014. The Committee met with an investment banker from FIG Partners once in late November 2013 and several times in December 2013 and requested an engagement letter from the firm to assist TrustAtlantic in its evaluation of a potential transaction. An engagement letter was subsequently approved by the Committee and TrustAtlantic’s board of directors.

FIG Partners initially identified 21 financial institutions that either Mr. Beck or FIG Partners would contact to ascertain their level of interest in acquiring TrustAtlantic. In addition, FIG Partners identified five merger of equals candidates and fourteen acquisition candidates for the Committee to consider. The Committee identified a financial institution (“Institution A”) as a potential partner to acquire TrustAtlantic. TrustAtlantic and Institution A executed a mutual non-disclosure agreement in January 2014. During the next several months, there were numerous meetings and phone calls involving officers of TrustAtlantic, FIG Partners and Institution A to discuss the strategic benefits and issues surrounding the merger of the two companies. On May 14, 2014, a dinner was held between certain board members and management from TrustAtlantic and Institution A for the purpose of jointly exploring the mutual interest of the respective organizations in a potential merger.

From February 2014 to April 2014, Mr. Beck and FIG Partners contacted many of the institutions in the above categories to ascertain their level of interest in merging with TrustAtlantic. They arranged in person meetings with twelve of such institutions, including First Horizon on March 27, 2014 in Raleigh and on April 24, 2014 in Memphis. The Committee met regularly throughout the first three calendar quarters of 2014 and received updates from Mr. Beck and FIG Partners on the results of these meetings. In addition, FIG Partners performed various analyses of these institutions for the benefit of the Committee.

On May 15, 2014, the Committee met to discuss the previous night’s dinner with Institution A and also discuss a potential acquisition target that approached TrustAtlantic about the possibility of a merger. The Committee determined that the possible acquisition by TrustAtlantic of Institution A needed to be discussed further and scheduled a meeting for May 20, 2014 to discuss more thoroughly.

On May 20, 2014, the Committee concluded that the proposed acquisition did not sufficiently enhance the long term shareholder value of TrustAtlantic to warrant the risks associated with the transaction. The Committee also decided during this meeting that a merger of equals transaction would not satisfy TrustAtlantic’s strategic objectives. As a result, the Committee agreed that a merger with a larger institution was TrustAtlantic’s best strategic option and therefore TrustAtlantic should seek proposals from potential acquirers for the acquisition of TrustAtlantic. The Committee also agreed that the Committee would like to receive non-binding indications of interest and proposals (“IOI”) by August 15, 2014. FIG Partners prepared an outline of matters that the potential acquirers should include in their IOIs. The IOIs, among other matters, should address consideration for the acquisition, role of TrustAtlantic’s board of directors and management in the combined company, facility or branch closures, anticipated timing of closing the merger, additional due diligence required and any other significant considerations or matters the acquirer wanted to be considered.

Representatives of one of the institutions identified as a potential acquirer, “Institution B”, visited with TrustAtlantic management several times over the course of 2013 and January 2014. Mr. Beck contacted the Chief Executive Officer of Institution B to indicate that TrustAtlantic was considering strategic alternatives including merging with a larger institution such as Institution B. Mr. Beck met Institution B’s Chief Executive Officer on May 15, 2014 to discuss the matter in further detail. In addition, Mr. Beck and Mr. Richard W. Edwards, TrustAtlantic’s Chief Financial Officer, met with Institution B’s Chief Executive Officer, Chief Financial Officer and investment banker on May 22, 2014 and May 23, 2014 to discuss how the companies could be combined and share general information about the companies. Over the course of the next several months, there were further meetings and phone conferences between Mr. Beck and Institution B’s Chief Executive Officer and investment bankers representing each party.

The Committee met again on May 30, 2014 to discuss which aspects of the acquiring institution should be given higher priorities than others. Among the priorities discussed were:

•	Liquidity and dividend of acquirer’s stock;

•	Stock valuation and future prospects of acquirer’s stock;

•	Potential acquisition price for TrustAtlantic stock and acquirer’s ability to meet that price;

•	Management strength of acquirer;

•	Role of management and board in the combined company, including impact to employees;

•	Growth prospects of acquirer and attractiveness of combined franchise; and

•	Cultural and strategic fit with TrustAtlantic employees and customers.

The Committee discussed the above priorities for seven potential acquirers of TrustAtlantic. The Committee reached a consensus that liquidity, dividends and the future prospects of the acquirer’s stock were very important considerations, but that the other items were also significant considerations. The Committee concluded that all of the remaining seven potential acquirers should receive access to a virtual data room and management should obtain non-disclosure agreements from the six institutions, other than Institution A, which had previously executed a mutual non-disclosure agreement. FIG Partners arranged the data room.

During June 2014, Messrs. Beck and Edwards discussed the contents of the data room with FIG Partners. It was agreed that customer level information would be minimal but that major contracts (including employment related agreements), financial data, human resource information and other reports would be supplied in the data room. Additional documents would be added as requested by any of the parties with access to the data room. Ultimately, six of the seven potential acquirers signed non-disclosure agreements and were able to review documents in the data room, including First Horizon, Institution A, Institution B and Institution C, another bank holding company identified as a potential acquirer.

Including the May 14, 2014 meeting with Institution A, the Committee met with executive officers and, in some cases, certain board members representing four institutions that had access to the data room to discuss a possible merger between TrustAtlantic and each of the four institutions.

TrustAtlantic’s executive officers, FIG Partners and TrustAtlantic’s legal counsel reviewed recent publicly available information on First Horizon during July and August 2014. First Horizon met with the Committee and executive management in separate meetings on July 18, 2014 and discussed its second quarter results and other matters concerning a possible combination with TrustAtlantic. The Chief Executive Officer and Chief Financial Officer of Institution B also met with the Committee on July 18, 2014 and shared information about Institution B’s financial and stock performance, as well as indicated its strong interest in acquiring TrustAtlantic. The Committee had a dinner meeting with the Chief Executive Officer and the Chairman of the Board of Institution C, on July 30, 2014 in which Institution C’s Chief Executive Officer outlined the history and performance of his company and outlined the benefits of a combination of the two institutions. The Chief Executive Officer and other executives of Institutions C had previously met with the executives of TrustAtlantic earlier in July.

Between August 11, 2014 and August 15, 2014, four of the potential acquirers, including First Horizon, Institution B and Institution C, submitted IOIs. Institution A did not submit an IOI and discussed its decision with Mr. Beck in a phone conversation. In addition, one IOI was significantly lower than the other three proposals. Following further discussions, this institution withdrew its IOI. FIG Partners prepared a summary and analysis of all four IOIs and met with the Committee on August 20, 2014 with the expectation that the Committee would make a recommendation to TrustAtlantic’s full board of directors at its scheduled meeting the next day. In addition, FIG Partners prepared an analysis on each of the companies and their stock including price, trading volume, analyst estimates and current dividend.

The Committee discussed the merits of the three remaining IOIs and how each compared under the priorities outlined by the Committee. Two of the proposals, the proposals made by Institution B and First Horizon, were for substantially similar prices per share for TrustAtlantic stock, however Institution B’s consideration was 100% stock and First Horizon’s was 75 percent stock and 25 percent cash. The Committee discussed the pros and cons of the differences in structure and whether the cash consideration and higher stock liquidity would make First Horizon’s offer preferable to shareholders. It was also noted that Institution B’s IOI would likely result in several branch closures and likely higher employee job losses. The proposal from Institution C had a materially lower economic value than both First Horizon and Institution B’s. The Committee noted that all three proposals would likely be structured as a tax-free reorganization under the Code and that TrustAtlantic stock options would be converted into options of the acquirer.

On August 21, 2014, FIG Partners presented its analysis to TrustAtlantic’s full board of directors. Mr. Chhabra, as the Chairman of the Committee, presented the Committee’s recommendation to request certain additional clarifications of First Horizon’s proposal and to request certain enhancements to First Horizon’s proposal in price and other aspects. The Committee recommended that TrustAtlantic proceed on an exclusive negotiation and detailed due diligence basis with First Horizon if the requested enhancements from the original IOI were agreed upon by First Horizon. The Committee further recommended a course of action should First Horizon not agree to the requested enhancements to their IOI. TrustAtlantic’s board of directors unanimously approved the Committee’s recommendation.

FIG Partners contacted Mr. Brian Mellone, First Horizon’s Senior Vice President – Director of Corporate Development & Strategy, on August 21, 2014 to discuss the requested enhancements to First Horizon’s IOI. As a result of the discussion, First Horizon verbally agreed to increase their price per share to $17.00 and make some but not all of the enhancements requested by TrustAtlantic. The exchange ratio for the $17.00 per share price would be determined based on the ten day volume weighted trading price of First Horizon common stock prior to the signing of the definitive agreement. After considering the enhancements offered, the Committee agreed to proceed with First Horizon performing additional onsite due diligence under the revised proposal.

First Horizon performed additional due diligence on TrustAtlantic’s loan portfolio and other matters during the week of September 8, 2014. On September 22, 2014, due diligence interviews were performed by Messrs. Beck, Edwards and Mr. Timothy Day, TrustAtlantic’s Chief Credit Officer, with Mr. David Popwell, First Horizon’s President of Banking, Mr. William C. Losch III, First Horizon’s Chief Financial Officer and Ms. Susan Springfield, First Horizon’s Chief Credit Officer. FIG Partners also participated in the First Horizon management interviews.

On the evening of September 19, 2014, Mr. Beck had dinner with Mr. D. Bryan Jordan, First Horizon’s Chief Executive Officer, and Mr. Popwell. Mr. Jordan would not be available during the due diligence visit by TrustAtlantic and Mr. Beck had not previously met Mr. Jordan personally. They discussed various matters including the exchange ratio, recent fluctuations in First Horizon’s stock price and Mr. Jordan’s vision for First Horizon including how the markets served by TrustAtlantic would fit into the future success of First Horizon.

On September 25, 2014, legal counsel for First Horizon delivered a draft of the Merger Agreement. The Merger Agreement was reviewed and negotiated by the parties and their respective advisors over approximately 25 days.

On October 16, 2014, the TrustAtlantic board of directors met with FIG Partners, executive officers of TrustAtlantic and TrustAtlantic’s legal counsel, Wyrick Robbins Yates & Ponton LLP (“Wyrick Robbins”), to review the Merger Agreement. The directors received a copy of the Merger Agreement and other agreements and materials in advance of this meeting. Wyrick Robbins provided an executive summary of the proposed merger with First Horizon. Wyrick Robbins reviewed the draft Merger Agreement and noted which sections were still being negotiated and finalized. FIG Partners reviewed its financial analyses with respect to the Merger and delivered a draft of its written opinion to the TrustAtlantic board of directors that based on and subject to the assumptions made, matters considered and qualifications and limitations set forth therein, in its opinion, the exchange ratio of 1.4240 shares of First Horizon stock to each share of TrustAtlantic common stock was fair, from a financial point of view to TrustAtlantic’s shareholders. The overall Merger consideration would consist, in the aggregate of 75 percent First Horizon common stock and 25 percent cash. Mr. Beck informed TrustAtlantic’s board of directors that First Horizon’s board of directors was expected to vote on the Merger Agreement either October 20 or 21, 2014 and that TrustAtlantic’s board of directors would meet again on October 21, 2014 to vote on approval of the Merger Agreement.

Wyrick Robbins, TrustAtlantic executive officers and FIG Partners were present at the TrustAtlantic board of directors meeting held in the afternoon of October 21, 2014. Wyrick Robbins updated TrustAtlantic’s board on the final negotiations and changes to the Merger Agreement and FIG Partners presented its Fairness Opinion which is contained as Annex B to this proxy statement/prospectus. Wyrick Robbins presented the Merger Agreement and detailed resolutions for TrustAtlantic’s board’s consideration in order to adopt the Merger Agreement. After discussing, the transaction and resolutions as presented were unanimously approved by TrustAtlantic’s board of directors.

The potential acquisition of TrustAtlantic was first discussed with the Executive & Risk Committee of the First Horizon board of directors at a meeting on September 15, 2014. On October 20, 2014, First Horizon management presented to the Executive & Risk Committee the proposed acquisition of TrustAtlantic and its subsidiary bank. The presentation included information about TrustAtlantic, the key details of the transaction, TrustAtlantic’s markets and branches, strategic considerations, key provisions of the Merger Agreement, the merger of the subsidiary banks, financial information and key modeling assumptions, the anticipated timeline and a summary of due diligence findings and risk assessment. After discussion, the Executive & Risk Committee unanimously recommended the TrustAtlantic acquisition to the First Horizon board of directors for approval.

On October 21, 2014, the Chairman of First Horizon’s Executive & Risk Committee reported to the First Horizon board of directors on the proposed acquisition and the Executive & Risk Committee’s recommendation. This report and the Board of Director’s discussion following the report touched upon TrustAtlantic, its markets, the acquisition and its key terms, and branding. After discussion and careful consideration of the presentations, as well as the interests of First Horizon and its constituencies, the First Horizon board of directors unanimously approved (i) the acquisition of TrustAtlantic, (ii) the Merger Agreement, subject to final negotiation by management of the terms of the Merger Agreement and finalization of the disclosure schedules, and (iii) the Merger and the other transactions contemplated by the Merger Agreement. On October 21, 2014, TrustAtlantic and First Horizon executed the Merger Agreement and the related voting agreements, and the transaction was publicly announced immediately prior to the next trading day.

On November 6, 2014, four commercial banking officers’ of TrustAtlantic Bank’s Raleigh office simultaneously announced their resignations (the “Resignations”) and their intent to open a Raleigh commercial banking operation for another banking institution. Mr. Beck notified First Horizon of the Resignations on November 6, 2014. Additionally, on November 21, 2014, two support staff for the commercial banking officers announced their resignations to work for the same institution (collectively, the “Departures”).

On November 10, 2014, FIG Partners received a call from Mr. Mellone to inform TrustAtlantic that First Horizon had concluded that the Resignations constituted a Material Adverse Effect under the Merger Agreement and that First Horizon was still assessing the full potential impact of the Resignations.

On November 14, 2014, Mr. Beck and Mr. Edwards had a conference call with FIG Partners and representatives of First Horizon (including Mr. Mellone) to discuss the Resignations and its impact on the Merger. First Horizon stated that the Resignations impacted TrustAtlantic’s business prospects and thereby increased First Horizon’s risk in the Merger and that a price reduction may be necessary. In addition, they indicated that a more detailed review of the loan portfolio was necessary to ascertain the heightened risk of customer attrition from the Resignations.

Mr. Beck called a board meeting for the afternoon of November 14, 2014 to discuss First Horizon’s assertion that the Resignations constituted a Material Adverse Effect, as defined in the Merger Agreement. Also present at the meeting were TrustAtlantic executive officers and representatives from FIG Partners and Wyrick Robbins. FIG Partners and Messrs. Beck and Edwards updated TrustAtlantic’s board of directors on various matters surrounding the Resignations and subsequent events including the conference call earlier in the day. A lengthy discussion was held over the definition of Material Adverse Effect and TrustAtlantic’s options. Wyrick Robbins addressed numerous questions surrounding the Merger Agreement and definitions. TrustAtlantic’s board of directors expressed their opinion that the loss of business from the Resignations would not be material to TrustAtlantic or First Horizon and concluded that Mr. Beck and Mr. Stephen Stroud, Chairman of the TrustAtlantic board of directors, should request a meeting with First Horizon executives as soon as possible and discuss the matter further in person.

On November 17, 2014, Mr. Beck and Mr. Stroud flew to Memphis to discuss the impact of the Resignations on the pending Merger. They met with Mr. Jordan, Mr. Losch, Mr. Popwell, Mr. John Fox, First Tennessee Bank’s Mid-Atlantic Region President, and other officers. Messrs. Beck and Stroud presented factors in support of TrustAtlantic’s position that it would be able to maintain its customer base and continue to grow its loans and deposits in spite of the Resignations. They communicated TrustAtlantic’s position that the terms of the pending Merger were appropriate as currently structured. First Horizon executives communicated that the Resignations could have a negative impact on the future results of TrustAtlantic and that First Horizon needed additional analysis of the impact including a more detailed review of the loan portfolio assigned to the commercial bankers that resigned.

On November 25, 2014, Mr. Fox, Mr. Mellone and other officers of First Horizon met with various officers of TrustAtlantic, including Mr. Beck, Mr. L. Randy Powell, Jr., Chief Banking Officer of TrustAtlantic, Mr. John N. Anthony, Jr., Chief Administrative Officer of TrustAtlantic, and Mr. Day, to review the portion of the loan portfolio that was previously assigned to the four commercial bankers that resigned. They reviewed, among other items, which relationships could be expanded further when the two companies merged and which relationships had strong ties to TrustAtlantic’s officers and directors.

On December 2, 2014, Mr. Fox met with Mr. Beck, to indicate that as result of the Departures, First Horizon was proposing to reduce the exchange ratio from the 1.4240 to 1.3261 for each share of TrustAtlantic common stock. The revised exchange ratio was based on $17.00 per share for TrustAtlantic stock, but in calculating the exchange ratio a more current ten day volume weighted average trading price had been used.

On December 3, 2014, Mr. Beck again met with Mr. Fox to discuss and further negotiate the proposed revisions to the Merger Agreement. On December 4, 2014, Mr. Fox called Mr. Beck by telephone and reiterated the proposed revisions to the Merger Agreement. Also on December 4, 2014, Mr. Beck called Mr. Popwell to discuss the proposed revised terms of the Merger. Mr. Popwell indicated that First Horizon would like to proceed with the Merger as Mr. Fox previously discussed with Mr. Beck.

On December 5, 2014, TrustAtlantic’s board of directors called a meeting to discuss the proposed revision to the exchange ratio. FIG Partners prepared a presentation, which compared the revised exchange ratio of 1.3261 with the other IOIs received in August. After discussing, TrustAtlantic’s board of directors concluded that it was in the best interest of TrustAtlantic’s shareholders to proceed with the Merger with the reduced exchange ratio of 1.3261.

On December 8, 2014, counsel for First Horizon delivered a draft of the Amendment and Waiver to the Agreement and Plan of Merger (“Amendment”). The Amendment was reviewed and negotiated between the parties over the next several days.

On December 15, 2014, TrustAtlantic’s board of directors held a special meeting for purposes of reviewing and approving the Amendment. TrustAtlantic’s executive officers, FIG Partners and Wyrick Robbins were in attendance. FIG Partners reviewed its updated financial analyses of the transaction and its revised fairness opinion with the board which based on and subject to the assumptions made, matters considered and qualifications and limitations set forth therein, in its opinion, the revised exchange ratio of 1.3261 shares of First Horizon stock for each share of TrustAtlantic common stock was fair, from a financial point of view to TrustAtlantic’s shareholders. FIG Partners’ fairness opinion is included as Annex B of this proxy statement/prospectus. Wyrick Robbins presented resolutions authorizing the execution of the Amendment for consideration by TrustAtlantic’s board of directors, which were unanimously approved.

On December 16, 2014, First Horizon and TrustAtlantic executed the Amendment.

TrustAtlantic’s Reasons for the Merger and Recommendation of the TrustAtlantic Board of Directors

In reaching its decision to adopt and approve the Merger Agreement and recommend its approval to TrustAtlantic’s shareholders, the TrustAtlantic board of directors consulted with executive management and its outside financial and legal advisors and evaluated TrustAtlantic’s prospects for maximizing value for its shareholders over the long-term in the current and prospective economic and regulatory environment affecting the banking industry as a whole. In addition, executive management would regularly discuss its long-term prospects with certain of TrustAtlantic’s institutional shareholders. After considering TrustAtlantic’s strategic options, TrustAtlantic’s board of directors concluded that partnering with a financial institution of greater size, expanded product offerings and a more liquid stock would better maximize the long-term value of the shareholders’ investment than if TrustAtlantic remained independent, acquired another smaller institution, or merged with an institution of similar size to TrustAtlantic. The board of directors believes the Merger is in the best interests of TrustAtlantic’s shareholders.

In its deliberations described above and in making its determination, the TrustAtlantic board of directors considered many factors including, without limitation, the following:

•

The current and prospective business and economic environments of the markets served by TrustAtlantic including the competitive environment for North Carolina financial institutions and the intensifying competition from in-state and out-of-state financial institutions, especially in the Raleigh and Cary, North Carolina markets;

•	The continuing consolidation of the financial services industry, the increased regulatory burdens on financial institutions, and the uncertainties in the regulatory climate going forward;

•

The desire to provide greater liquidity to TrustAtlantic shareholders for their stock than currently exists and that the TrustAtlantic board of directors believes could be achieved independently, while maintaining reasonable prospects for appreciation in value of First Horizon common stock;

•	First Horizon’s access to capital markets relative to that of TrustAtlantic;

•

The value to TrustAtlantic shareholders from diversifying TrustAtlantic’s geographic concentration and expanding its sources of revenues from First Horizon’s products and regional commercial banking platform;

•	The form and amount of the Merger consideration, including the ability of TrustAtlantic shareholders to participate in the future performance of the combined company;

•

The financial analysis prepared by FIG Partners and its opinion dated October 21, 2014 and updated December 15, 2014, delivered to the TrustAtlantic board of directors that, as of the dates thereof, and based on and subject to the assumptions made, matters considered and qualifications and limitations set forth in its opinion, the Merger consideration was fair, from a financial point of view, to TrustAtlantic shareholders;

•	The likelihood that the necessary regulatory approvals to complete the transaction would be obtained in a timely manner without unacceptable conditions;

•	The effect of the Merger on TrustAtlantic’s customers and the communities it does business including enhanced products and services which could be provided by First Horizon; and

•

The effect of the Merger on TrustAtlantic’s officers and employees, including the prospects for continued employment and the severance and other benefits agreed to be provided by First Horizon to TrustAtlantic employees.

The TrustAtlantic board of directors also considered the following potential risks and negative factors relating to the Merger:

•

If the market price of First Horizon common stock decreases prior to completion of the Merger, the aggregate value of consideration to be received by TrustAtlantic’s shareholders will decrease as well;

•

The Merger Agreement obligates TrustAtlantic to pay a substantial termination fee if it later chooses to pursue a more attractive merger proposal or if the Merger Agreement is terminated under certain circumstances;

•	TrustAtlantic will lose the autonomy and local strategic decision making associated with being an independent financial institution;

•

While the Merger is pending, TrustAtlantic’s officers and employees will have to focus extensively on actions required to complete the Merger, which could divert their attention from TrustAtlantic’s business, and TrustAtlantic will incur substantial costs even if the Merger is not consummated;

•	First Horizon has significant remaining exposure to various mortgage matters and potential litigation which could materially impact its future earnings;

•

First Horizon’s asset sensitive balance sheet has negatively impacted its net interest margin and its net income, and could continue to negatively impact its net interest income and net income in the future, especially if market interest rates do not increase;

•

While the Merger is pending, TrustAtlantic will be subject to certain restrictions on the conduct of its business as described under “Conduct of Businesses Prior to the Completion of the Merger” which may delay or prevent it from pursuing business opportunities that may arise or preclude it from taking actions that would be advisable if it was to remain independent; and

•	The Merger could result in employee attrition in addition to the Departures and have a negative effect on business and customer relationships.

Before approving the Merger, the TrustAtlantic board of directors discussed at length, with input from FIG Partners, TrustAtlantic’s strategic options.

The foregoing discussion of the factors considered by TrustAtlantic’s board of directors is not intended to be exhaustive, but is believed to include all the material factors considered by TrustAtlantic’s board of directors. In view of the wide variety of factors considered in connection with its evaluation of the Merger and the complexity of these matters, the TrustAtlantic board of directors did not find it useful and did not attempt to quantify or assign any relative or specific weights to the various factors that it considered in reaching its determination to approve the Merger and the Merger Agreement and recommend that shareholders vote “FOR” approval and adoption of the Merger Agreement. In addition, individual members of TrustAtlantic’s board of directors may have given differing weights to different factors. The TrustAtlantic board of directors conducted an overall analysis of the factors described above, including through discussions with, and questioning of, TrustAtlantic’s executive officers and its outside financial and legal advisors. The TrustAtlantic board of directors considered all of the foregoing factors as a whole and unanimously supported a determination to approve the Merger and recommend that shareholders approve and adopt the Merger Agreement.

THE TRUSTATLANTIC BOARD OF DIRECTORS UNANIMOUSLY DETERMINED THAT THE MERGER, THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT ARE IN THE BEST INTERESTS OF TRUSTATLANTIC AND ITS SHAREHOLDERS AND UNANIMOUSLY APPROVED AND ADOPTED THE MERGER AGREEMENT. THE TRUSTATLANTIC BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT TRUSTATLANTIC SHAREHOLDERS VOTE “FOR” THE APPROVAL AND ADOPTION OF THE MERGER AGREEMENT AND THE PLAN OF MERGER CONTAINED THEREIN.

In considering the recommendation of the TrustAtlantic board of directors with respect to the proposal to approve the Merger Agreement shareholders should be aware that TrustAtlantic’s directors and executive officers have interests in the Merger that are different from, or in addition to, those of other TrustAtlantic shareholders. The TrustAtlantic board of directors was aware of and considered these interests, among other matters, in evaluating and negotiating the Merger and Merger Agreement, and in making its recommendation. See “Interests of TrustAtlantic’s Directors and Executive Officers in the Merger.” beginning on page 99.

The above explanation of the reasoning of TrustAtlantic’s board of directors and the other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under the heading “Cautionary Statement Regarding Forward-Looking Statements.”

Opinion of FIG Partners, LLC

FIG Partners delivered to the board of directors of TrustAtlantic its opinion dated October 21, 2014 and updated on December 15, 2014 that, based upon and subject to the various considerations set forth in its written opinion, the Merger Consideration to be received by the shareholders of TrustAtlantic is fair from a financial point of view. In requesting FIG Partners’ advice and opinion, no limitations were imposed by TrustAtlantic upon FIG Partners with respect to the investigations made or procedures followed by it in rendering its opinion. The full text of the opinions of FIG Partners, which describe the procedures followed, assumptions made, matters considered and limitations on the review undertaken, are attached hereto as Annex B to this proxy statement/prospectus. TrustAtlantic shareholders should read these opinions in their entirety.

FIG Partners is a nationally recognized investment banking firm and, as part of its investment banking business, it values financial institutions in connection with mergers and acquisitions, private placements and for other purposes. As a specialist in securities of financial institutions, FIG Partners has experience in, and knowledge of, banks, thrifts and bank and thrift holding companies. TrustAtlantic’s board of directors selected FIG Partners to act as its financial advisor in connection with the Merger on the basis of the firm’s reputation and expertise in transactions such as the Merger.

FIG Partners will receive a fee from TrustAtlantic for performing its financial advisory services in connection with the Merger and rendering a written opinion to the board of directors of TrustAtlantic as to the fairness, from a financial point of view, of the Merger Consideration to TrustAtlantic’s shareholders. Further, the Company has agreed to indemnify FIG Partners against any claims or liabilities arising out of FIG Partners’ engagement by TrustAtlantic. As part of its investment banking business, FIG Partners is routinely engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive bidding, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. As a specialist in the securities of banking companies, FIG Partners has experience and knowledge of the valuation of banking institutions. This opinion has been reviewed by FIG Partners’ compliance officer consistent with internal policy. FIG Partners has been engaged by TrustAtlantic during the prior two years and has received compensation for services provided.

FIG Partners’ opinion is directed only to the fairness, from a financial point of view, of the Merger consideration, and, as such, does not constitute a recommendation to any TrustAtlantic shareholder as to how the shareholder should vote at the Company’s shareholder meeting. The summary of the opinion of FIG Partners set forth in this proxy statement/prospectus is qualified in its entirety by reference to the full text of the opinion.

The following is a summary of the analyses performed by FIG Partners in connection with its fairness opinion. Certain analyses were confirmed in a presentation to the board of directors of TrustAtlantic by FIG Partners. The summary set forth below does not purport to be a complete description of either the analyses performed by FIG Partners in rendering its opinion or the presentation delivered by FIG Partners to the board of directors of TrustAtlantic, but it does summarize all of the material analyses performed and presented by FIG Partners.

The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial analyses and the application of those methods to the particular circumstances. In arriving at its opinion, FIG Partners did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. FIG Partners may have given various analyses more or less weight than other analyses. Accordingly, FIG Partners believes that its analyses and the following summary must be considered as a whole and that selecting portions of its analyses, without considering all factors could create an incomplete view of the process underlying the analyses set forth in its report to the board of directors of TrustAtlantic and its fairness opinion.

In performing its analyses, FIG Partners made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of TrustAtlantic. The analyses performed by FIG Partners are not necessarily indicative of actual value or actual future results, which may be significantly more or less favorable than suggested by such analyses. Such analyses were prepared solely as part of FIG Partners’ analysis of the fairness of the transaction consideration, from a financial point of view, to TrustAtlantic shareholders. The analyses do not purport to be an appraisal or to reflect the prices at which a company might actually be sold or the prices at which any securities may trade at the present time or at any time in the future. FIG Partners’ opinion does not address the relative merits of the Merger as compared to any other business combination in which the Company might engage. In addition, as described above, FIG Partners’ fairness opinion was one of many factors taken into consideration by the board of directors of the Company in making its determination to approve the Merger Agreement.

During the course of its engagement, and as a basis for arriving at its opinion, FIG Partners reviewed and analyzed material bearing upon the financial and operating conditions of TrustAtlantic and First Horizon and material prepared in connection with the Merger, including, among other things, the following:

•	reviewed the Merger Agreement and terms of the Merger;

•

reviewed certain historical, publicly available business and financial information concerning TrustAtlantic and First Horizon including, among other things, quarterly reports filed by the parties with the Federal Deposit Insurance Corporation and the Federal Reserve;

•	reviewed certain documents filed with the Securities and Exchange Commission by First Horizon;

•	reviewed recent trading activity and the market for First Horizon common stock;

•	reviewed the audited financial statements for TrustAtlantic for the years ended December 31, 2013 and 2012;

•	reviewed certain internal financial statements and other financial and operating data concerning TrustAtlantic;

•	analyzed certain financial projections prepared by the management of TrustAtlantic;

•

held discussions with members of the senior management of TrustAtlantic and First Horizon for the purpose of reviewing the future prospects of TrustAtlantic and First Horizon, including the respective businesses, earnings, assets, liabilities and the amount and timing of cost savings (the “Synergies”) expected to be achieved as a result of the Merger;

•	reviewed the terms of the recent merger and acquisition transactions, to the extent publicly available, involving banks and bank holding companies that FIG Partners considered relevant; and

•	performed such other analyses and considered such other factors as FIG Partners deemed appropriate.

FIG Partners also took into account its experience in other transactions, as well as its knowledge of the commercial banking industry and its general experience in securities valuations.

In rendering its opinion, FIG Partners assumed, without independent verification, the accuracy and completeness of the publicly and non-publicly available financial and other information furnished to FIG Partners by TrustAtlantic and First Horizon and relied upon the accuracy of the representations and warranties of the parties contained in the Merger Agreement. FIG Partners also assumed that the financial forecasts furnished to or discussed with FIG Partners by TrustAtlantic and First Horizon were reasonably prepared and reflected the best currently available estimates and judgments of senior management of TrustAtlantic and First Horizon as to the future financial performance of the Company. FIG Partners has not made any independent evaluation or appraisal of any properties, assets or liabilities of TrustAtlantic or First Horizon.

Comparable Company Analysis—First Horizon

FIG Partners used publicly available information to compare selected financial and market trading information for First Horizon to a group of financial institutions selected by FIG Partners. The peer group consisted of 20 publicly-traded U.S. commercial banks with total assets between $10 billion and $40 billion, using financial information as of September 30, 2014 and market data as of December 12, 2014. The table below displays selected financial information and pricing ratios for the individual companies comprising the peer group, and compares the median values for the peer group with the values for First Horizon.

Company	Ticker	Exchange	State	Total Assets ($000s)	Price / Tangible Book Value(1) (%)	Price / Trailing EPS(2) (x)
First Niagara Financial Group	FNFG	NASDAQ	NY	$37,966	123	NM
Signature Bank	SBNY	NASDAQ	NY	$25,950	254	19.6
Associated Banc-Corp	ASB	NASDAQ	WI	$25,654	151	14.6
FirstMerit Corporation	FMER	NASDAQ	OH	$24,608	157	12.2
Umpqua Holdings Corp.	UMPQ	NASDAQ	OR	$22,488	191	15.5
First Citizens BancShares Inc.	FCNCA	NASDAQ	NC	$21,942	120	23.2
Webster Financial Corp.	WBS	NYSE	CT	$21,827	173	14.7
Hancock Holding Co.	HBHC	NASDAQ	MS	$19,986	137	13.1
Wintrust Financial Corp.	WTFC	NASDAQ	IL	$19,169	141	14.1
TCF Financial Corp.	TCB	NYSE	MN	$19,022	156	12.9
Susquehanna Bancshares Inc.	SUSQ	NASDAQ	PA	$18,583	163	18.1
BankUnited Inc.	BKU	NYSE	FL	$17,681	144	13.7
Fulton Financial Corp.	FULT	NASDAQ	PA	$17,238	142	14.1
Valley National Bancorp	VLY	NYSE	NJ	$16,726	163	16.7
F.N.B. Corporation	FNB	NYSE	PA	$15,757	211	15.6
IBERIABANK Corporation	IBKC	NASDAQ	LA	$15,517	164	17.4
BancorpSouth Inc.	BXS	NYSE	MS	$13,072	159	17.8
Trustmark Corporation	TRMK	NASDAQ	MS	$12,096	155	11.7
United Bankshares Inc.	UBSI	NASDAQ	WV	$12,085	265	18.3
Old National Bancorp	ONB	NASDAQ	IN	$11,180	183	13.5
	Median			$18,803	158	14.7
First Horizon National Corp	FHN	NYSE	TN	$23,987	146	16.9

(1)	Closing stock price as of December 12, 2014 as a percentage of tangible book value per share as of September 30, 2014

(2)	Closing stock price as of December 12, 2014 divided by earnings per share for the four quarters ended September 30, 2014

Source: SNL Financial LC

FIG Partners noted that First Horizon’s stock was trading at a discount to the median price to tangible book value ratio for the peer group (146% versus 158%), but its stock was trading at a higher price to earnings ratio (16.9x versus 14.7x) than the peer group.

Stock Trading Activity—First Horizon

FIG Partners reviewed the one-year return performance of First Horizon common stock and also looked at the average stock price over the previous 30, 20 and 10 days as of December 12, 2014. The results showed that First Horizon’s weighted average closing price over the previous 30, 20 and 10 days as of December 12, 2014 was $12.86, $12.87 and $12.90, respectively, with the majority of shares trading between a range of $12.50 per share and $13.00 per share. FIG Partners noted that the exchange ratio was based on the volume weighted average trading price for First Horizon as reported on Bloomberg for the ten-day period ending on December 1, 2014 of $12.82. FIG Partners also noted that First Horizon’s stock is actively-traded on the New York Stock Exchange. The average daily trading volume of shares traded for the previous 30, 20 and 10 days as of December 12, 2014 was 1,957,756 shares, 1,915,830 shares and 2,247,574 shares, respectively.

Comparable Transaction Analysis

FIG Partners reviewed two groups of comparable merger transactions. The first group consisted of transactions announced between January 1, 2014 and December 12, 2014 that involved target banks headquartered in the U.S. with total assets between $200 million and $1 billion, a ratio of non-

performing assets to total assets of less than 2%, and trailing four quarter return on average assets greater than or equal to 0.50% (the “Comparable Transactions—National”). All consideration types were included. The group was limited to targets that were either bank holding companies or commercial banks, and transactions in which pricing was disclosed. This group consisted of the following 26 transactions:

Date Announced	Acquiror	Acquiror State	Target	Target State
12/11/14	ESB Bancorp Inc	MA	Citizens National Bancorp Inc.	CT
11/19/14	Pacific Continental Corp.	OR	Capital Pacific Bancorp	OR
11/04/14	Berkshire Hills Bancorp Inc.	MA	Hampden Bancorp Inc.	MA
10/28/14	Durant Bancorp Inc.	OK	Consolidated Equity Corp.	OK
10/22/14	Pacific Premier Bancorp	CA	Independence Bank	CA
10/14/14	Wintrust Financial Corp.	IL	Delavan Bancshares Inc.	WI
09/29/14	HomeStreet Inc.	WA	Simplicity Bancorp Inc	CA
08/04/14	Peoples Bancorp Inc.	OH	NB&T Financial Group Inc.	OH
07/28/14	Old National Bancorp	IN	Founders Financial Corp.	MI
07/23/14	Columbia Banking System Inc.	WA	Intermountain Community Bancorp	ID
06/18/14	Univest Corp. of Pennsylvania	PA	Valley Green Bank	PA
06/09/14	Eagle Bancorp Inc	MD	Virginia Heritage Bank	VA
06/05/14	BNC Bancorp	NC	Harbor Bank Group Inc.	SC
06/04/14	National Penn Bancshares Inc.	PA	TF Financial Corp.	PA
06/03/14	CU Bancorp	CA	1st Enterprise Bank	CA
06/02/14	Independent Bank Group Inc.	TX	Houston City Bancshares Inc.	TX
04/17/14	Home BancShares Inc.	AR	Florida Traditions Bank	FL
04/15/14	Institute for Savings in Newburyport	MA	Rockport National Bancorp Inc.	MA
04/14/14	CB Financial Services Inc.	PA	FedFirst Financial Corp.	PA
04/04/14	Peoples Bancorp Inc.	OH	Ohio Heritage Bancorp Inc.	OH
03/20/14	First Citizens Bancshares Inc.	TN	Southern Heritage Bancshares	TN
03/19/14	Salisbury Bancorp Inc.	CT	Riverside Bank	NY
03/17/14	CBFH Inc.	TX	MC Bancshares Inc.	TX
03/04/14	Eastern Bank Corp.	MA	Centrix Bank & Trust	NH
01/13/14	IBERIABANK Corp.	LA	Teche Holding Company	LA
01/08/14	BancorpSouth Inc.	MS	Ouachita Bancshares Corp.	LA

Source: SNL Financial LC

The second group consisted of transactions announced between January 1, 2014 and December 12, 2014 that involved target banks located in the southeastern U.S. (AL, AR, FL, GA, LA, MS, NC, SC, TN) with total assets between $200 million and $2 billion, a ratio of non-performing assets to total assets of less than 3%, and trailing four quarter return on average assets greater than 0.50% (the “Comparable Transactions—Southeast”). All consideration types were included. This group was also limited to targets that were either bank holding companies or commercial banks, and transactions in which pricing was disclosed. This group consisted of the following 16 transactions:

Date Announced	Acquiror	Acquiror State	Target	Target State
12/10/14	Renasant Corp.	MS	Heritage Financial Group Inc.	GA
12/08/14	IBERIABANK Corporation	LA	Georgia Commerce Bancshares	GA
11/17/14	BNC Bancorp	NC	Valley Financial Corp.	VA
10/27/14	IBERIABANK Corporation	LA	Old Florida Bancshares Inc.	FL
10/20/14	ServisFirst Bancshares Inc.	AL	Metro Bancshares Inc.	GA
06/24/14	State Bank Financial Corp.	GA	Georgia-Carolina Bancshares	GA
06/09/14	Eagle Bancorp Inc.	MD	Virginia Heritage Bank	VA
06/05/14	BNC Bancorp	NC	Harbor Bank Group Inc.	SC
05/06/14	Simmons First National Corp.	AR	Community First Bancshares Inc.	TN
04/28/14	Commerce Union Bancshares	TN	Reliant Bank	TN
04/17/14	Home BancShares Inc.	AR	Florida Traditions Bank	FL
03/24/14	Simmons First National Corp.	AR	Delta Trust & Banking Corp.	AR
03/20/14	First Citizens Bancshares Inc.	TN	Southern Heritage Bancshares	TN
01/30/14	Bank of the Ozarks Inc.	AR	Summit Bancorp Inc.	AR
01/13/14	IBERIABANK Corporation	LA	Teche Holding Company	LA
01/08/14	BancorpSouth Inc.	MS	Ouachita Bancshares Corp.	LA

Source: SNL Financial LC

For each of the two groups (Comparable Transactions—National and the Comparable Transactions—Southeast ) FIG Partners calculated the following median multiples: the percentage of the offer value to the acquired company’s tangible common equity; the percentage of the offer value to the acquired company’s fully levered tangible common equity—which was based on a tangible common equity to tangible assets ratio of 8.5%; the offer value to the acquired company’s last trailing four quarter net income; the percentage of the offer value to the acquired company’s total assets; and the premium of the offer value over tangible book value divided by core deposits. FIG Partners used these median multiples to estimate the acquisition value of TrustAtlantic’s common stock by applying each median multiple to TrustAtlantic’s tangible common equity, fully-levered tangible common equity, trailing four quarter earnings, total assets, and core deposits as of September 30, 2014. The results of this analysis are as follows:

Valuation Metric	Comparable Transactions - National
	TrustAtlantic Value ($000s)	Median Multiple	Aggregate Value ($000s)	Value Per Share
	Dollars in thousands, except per share amounts
Tangible common equity	$50,020	159.6%	$79,839	$16.86
Fully levered tangible common equity[1]	$38,172	170.5%	$76,944	$16.25
Trailing four quarter earnings	$4,275	18.0x	$77,036	$16.27
Total assets	$452,911	16.6%	$75,093	$15.86
Core deposits[2]	$318,795	8.0%	$75,492	$15.94

	Ranges of Values:	Minimum	$75,093	$15.86
		Maximum	$79,839	$16.86

	Midpoint		$77,466	$16.36

Valuation Metric	Comparable Transactions—Southeast
	TrustAtlantic Value ($000s)	Median Multiple	Aggregate Value ($000s)	Value Per Share
	Dollars in thousands, except per share amounts
Tangible common equity	$50,020	168.4%	$84,239	$17.79
Fully levered tangible common equity[1]	$38,172	176.1%	$79,086	$16.70
Trailing four quarter earnings	$4,275	15.9x	$67,802	$14.32
Total assets	$452,911	16.3%	$73,802	$15.59
Core deposits[2]	$318,795	10.4%	$83,302	$17.59

	Ranges of Values:	Minimum	$67,802	$14.32
		Maximum	$84,239	$17.79

	Midpoint		$76,020	$16.06

(1)	Based on a ratio of tangible common equity to tangible assets of 8.5%

(2)	Excludes certificates of deposit greater than $100,000

FIG Partners noted that the Merger consideration of $17.00 per share was at the high end of the range of values suggested by the comparable transaction analysis.

Discounted Cash Flow Analysis

FIG Partners estimated the value of TrustAtlantic common stock by calculating the present value of its projected future earnings stream. TrustAtlantic provided FIG Partners with its internal projections for net income of $4.0 million, $4.5 million, $5.1 million, $5.4 million, and $5.8 million for the years 2014, 2015, 2016, 2017 and 2018, respectively.

TrustAtlantic Projections
	2014E	2015E	2016E	2017E	2018E
	Dollars in thousands, except per share amounts
Total assets	$461,516	$494,284	$529,872	$568,023	$608,921
Growth rate	1.9%	7.1%	7.2%	7.2%	7.2%
Net income available to common shareholders	$4,005	$4,464	$5,050	$5,387	$5,800
Tangible equity	$54,025	$58,489	$63,539	$68,926	$74,726
Return on average assets	0.88%	0.93%	0.99%	0.98%	0.99%

Source: TrustAtlantic

FIG Partners calculated the present value of TrustAtlantic’s projected future earnings based on a range of discount rates of 10% to 14%. The discount rates selected by FIG Partners were intended to reflect different assumptions regarding the required rates of return for holders or prospective buyers of TrustAtlantic’s common stock. In order to derive the terminal value of TrustAtlantic’s earnings stream beyond 2018, FIG Partners performed two separate analyses: a) an acquisition in 2018 at ratios ranging from 160% to 190% of estimated tangible book value in the terminal year; and b) an acquisition in 2018 at ratios ranging from 19 to 23 times estimated earnings in the terminal year. The present value of these terminal amounts were then calculated based on the range of discount rates mentioned above. The present value of the terminal values was then added to the present value of the earnings stream for 2014 through 2018 to derive a total value based on discounted cash flows. The two analyses and the underlying assumptions yielded a range of values for TrustAtlantic’s stock.

		Price/Tangible Book Value Terminal Multiples—Sensitivity Table(1)
		1.60 x	1.70 x	1.75 x	1.80 x	1.90 x

	10.0%	$16.84	$17.89	$18.42	$18.95	$20.00
Discount	11.0%	$16.21	$17.22	$17.72	$18.23	$19.24
Rate	12.0%	$15.60	$16.57	$17.06	$17.55	$18.52
	13.0%	$15.02	$15.96	$16.43	$16.90	$17.84
	14.0%	$14.47	$15.37	$15.83	$16.28	$17.18

		Price/Earnings Acquisition Multiples—Sensitivity Table(1)
		19.0 x	20.0 x	21.0 x	22.0 x	23.0 x

	10.0%	$15.52	$16.34	$17.16	$17.97	$18.79
Discount	11.0%	$14.94	$15.72	$16.51	$17.29	$18.08
Rate	12.0%	$14.38	$15.13	$15.89	$16.65	$17.40
	13.0%	$13.84	$14.57	$15.30	$16.03	$16.76
	14.0%	$13.31	$14.04	$14.74	$15.44	$16.14

(1)	Based on TrustAtlantic’s September 30, 2014 shares outstanding of 4,734,944.

FIG Partners assigned the greatest significance to the terminal values represented by 175% of 2018 estimated tangible book value and 21 times 2018 estimated earnings. The resulting values were: i) $15.83 per share to $18.42 per share using a terminal value based on a multiple of 175% of 2018 tangible book value; and ii) $14.74 per share to $17.16 per share using a terminal value based on a multiple of 21 times 2018 earnings. FIG Partners noted that the Merger consideration of $17.00 per share was within the ranges of value suggested by the discounted cash flow analysis.

Franchise Value Analysis

FIG Partners used a franchise value analysis to estimate the value of TrustAtlantic’s common stock based on the composition of its balance sheet at September 30, 2014. The franchise value analysis involves calculating the net asset value of the company and adding a core deposit premium to the net asset value to determine the overall value of the company. In order to calculate TrustAtlantic’s net asset value, FIG Partners made certain adjustments to TrustAtlantic’s tangible common equity. FIG Partners estimated the potential credit adjustment for the loan portfolio to be 2% ($6.5 million) and the credit adjustment on foreclosed real estate to be 20% ($0.3 million), and added back the allowance for loan losses of $6.0 million. FIG Partners tax-affected these adjustments using a rate of 35%, yielding a tax benefit of $0.3 million, to bring the total net credit adjustment to ($0.5 million). The deposit premium was calculated by assigning a premium to each deposit account type based on the perceived value of each type of deposit to a potential acquirer.

	9/30/14 Balance	Premium
		(%)	($)
	Dollars in thousands
Non-interest bearing deposits	$73,723	10%	$7,372
NOW accounts	$29,434	8%	$2,355
Savings and money market accounts	$111,162	6%	$6,670
Certificates of deposit	$183,766	3%	$5,513

Total deposits	$398,085	5.5%	$21,910

FIG Partners selected premiums of 3% for certificates of deposit, 6% for savings and money market accounts, 8% for NOW accounts, and 10% for non-interest bearing deposits. The overall deposit premium for TrustAtlantic was estimated to be 5.5%, or $21.9 million. FIG Partners noted that deposit premiums paid in bank merger transactions vary. So FIG Partners selected a range of deposit premiums from 5% to 7%. The franchise value analysis suggested an overall range of value of $14.66 to $16.34 per share for TrustAtlantic’s common stock. The value suggested by a 5.5% deposit premium was $15.08 per share. The following chart provides a summary of the franchise value analysis:

	Amount	Per Share
	Dollars in thousands, except per share amounts
Tangible common equity	$50,020	$10.56
Less: net credit adjustment	($521)	($0.11)
Add: deposit premium(2)	$21,910	$4.63

Indicated franchise value	$71,408	$15.08

Minimum franchise value—(5% deposit premium)	$69,403	$14.66
Maximum franchise value—(7% deposit premium)	$77,365	$16.34

FIG Partners noted that the Merger consideration of $17.00 per share was higher than the range of value suggested by the franchise value analysis.

Accretion/Dilution Analysis

FIG Partners analyzed the pro forma financial impact of the Merger for TrustAtlantic’s shareholders who receive the stock consideration by multiplying the pro forma tangible book value per share and earnings per share for First Horizon by the exchange ratio of 1.3261 and comparing the result to the standalone tangible book value per share and earnings per share for TrustAtlantic. Specifically, FIG Partners analyzed:

•	Pro forma earnings per share for TrustAtlantic’s shareholders on a cash basis for the years 2015 through 2018 assuming the Merger is consummated on April 1, 2015;

•	Pro forma tangible book value per share for TrustAtlantic’s shareholders as of September 30, 2014;

•	Pro forma tangible book value per share plus estimated annual dividends for the years 2015 through 2018 assuming the Merger is consummated on April 1, 2015.

FIG Partners made certain assumptions in calculating the pro forma impact of the Merger. FIG Partners used TrustAtlantic’s standalone projections for 2014 through 2018, and 30% cost savings to estimate TrustAtlantic’s earnings contribution to First Horizon. FIG Partners used the consensus estimates of earnings per share to derive earnings projections for First Horizon for the period 2014 through 2018. FIG Partners estimated one-time Merger costs of $3.6 million. FIG Partners assumed a cost of funds of 1.00% for the cash portion of the Merger consideration, and a marginal tax rate of 35%. FIG Partners also assumed that First Horizon would continue to increase its cash dividend each year by 4 cents. The estimates of Merger costs and cost savings and the timing of the realization of such Merger costs and cost savings are based on numerous estimates, assumptions, and judgments and are subject to significant uncertainties. Actual results may vary, and variations in amounts and timing may be material.

The accretion/dilution analysis indicated that the if the Merger were consummated on April 1, 2015, TrustAtlantic’s pro forma cash earnings per share (excluding intangibles amortization expense) would be $0.16 per share higher (an increase of 17%) than it would be on a standalone basis in 2015, assuming the timely realization of cost savings and other assumptions. FIG Partners projected TrustAtlantic’s cash earnings per share would be $0.31 per share higher (a 29% increase) in 2016, the first full year of combined operations, as a result of the Merger. The analysis also indicated that had the Merger been consummated on September 30, 2014, it would have been $0.99 per share accretive to TrustAtlantic’s tangible book value, or 7.4%. FIG Partners noted that for TrustAtlantic shareholders who receive the stock consideration, they will receive the equivalent of $0.27 per share of cash dividends based on First Horizon’s current annual dividend payout rate of $0.20 per share. TrustAtlantic does not currently pay a cash dividend. FIG Partners’ estimates of pro forma earnings per share and tangible book value per share for TrustAtlantic shareholders were based on the estimate that the Merger will result in $0.09 of tangible book value per share dilution for First Horizon and $0.01 of earnings per share accretion each year for First Horizon as a result of the Merger. However, FIG Partners’ pro forma tangible book value per share and earnings per share estimates for First Horizon were based solely on the assumptions outlined above and do not take into account any revenue synergies that may result from the Merger.

	Period	9/30/14	2015	2016	2017	2018
	TrustAtlantic(1)		$0.95	$1.06	$1.14	$1.23
Cash Earnings	Pro Forma(2)		$1.11	$1.37	$1.56	$1.56

Per Share			$0.16	$0.31	$0.42	$0.33
	Change		17.3%	28.9%	37.3%	27.2%
	TrustAtlantic(1)	$10.56	$11.72	$12.78	$13.93	$15.15
Tangible Book	Pro Forma(3)	$11.55	$12.58	$13.58	$14.73	$15.83

Value Per Share		$0.99	$0.86	$0.80	$0.80	$0.68
	Change	9.4%	7.4%	6.3%	5.8%	4.5%
	TrustAtlantic(1)	$10.56	$11.72	$12.78	$13.93	$15.15
Tangible Book	Pro Forma(3,4)	$11.55	$12.90	$14.27	$15.85	$17.42

Value Per Share +		$0.99	$1.18	$1.49	$1.92	$2.27
Annual Dividend	Change	9.4%	10.1%	11.6%	13.8%	15.0%
Annual Dividend	TrustAtlantic(1)		$0.00	$0.00	$0.00	$0.00
Per Share	Pro Forma(4)		$0.32	$0.37	$0.42	$0.48

	Change		$0.32	$0.37	$0.42	$0.48

(1)	Based on standalone projections for TrustAtlantic

(2)	Based on consensus earnings per share estimates for First Horizon and 1 cent earnings per share accretion for First Horizon

(3)	Assumes the proposed transaction is 9 cents dilutive to First Horizon’s tangible book value per share

(4)	Assumes annual dividends for First Horizon of $0.24 in 2015, $0.28 in 2016, $0.32 in 2017 and $0.36 in 2018

FIG Partners noted that for TrustAtlantic shareholders who receive the stock consideration the Merger should be materially accretive to TrustAtlantic’s tangible book value per share and earnings per share.

As described above, based upon the foregoing analyses and other investigations and assumptions set forth in its opinion, without giving specific weightings to any one factor or comparison, FIG Partners determined that the Merger consideration was fair, from a financial point of view, to TrustAtlantic shareholders. FIG Partners’ opinion and presentation to TrustAtlantic’s board were among the many factors taken into consideration by TrustAtlantic’s board in making its determination to approve the Merger, and to recommend that TrustAtlantic’s shareholders approve the Merger.

First Horizon’s Reasons for the Merger

First Horizon believes that the acquisition of TrustAtlantic will complement First Horizon’s footprint and its growth strategy, including by enabling it to deepen its footprint in the mid-Atlantic region. TrustAtlantic’s management team has long-term expertise providing independent community banking services to the Raleigh, North Carolina community. First Horizon’s board of directors approved the Merger Agreement, after First Horizon’s senior management discussed with First Horizon’s executive and risk committee a number of factors, including those described above and the business, assets, liabilities, and strategic direction and prospects of TrustAtlantic. First Horizon’s board of directors did not consider it practicable to, and did not attempt to, quantify or otherwise assign relative weights to the specific factors it considered in reaching its determination. First Horizon’s board of directors viewed its position as being based on all of the information and the factors presented to and considered by it. In addition, individual directors may have given different weights to different information and factors.

Board of Directors and Management of First Horizon and the Sole Member and Management of Merger Sub After the Merger

The size and composition of First Horizon’s board of directors will not be affected by the Merger. Information about First Horizon’s current directors and executive officers can be found in

First Horizon’s Annual Report on Form 10-K for the year ended December 31, 2013, which is incorporated by reference into this proxy statement/prospectus. See “Where You Can Find More Information.”

Merger Sub is a single member managed limited liability company owned entirely by First Horizon. Merger Sub’s officers consist of certain officers of First Horizon. These officers will continue in office after completion of the Merger.

Stock Ownership

The directors and executive officers of TrustAtlantic beneficially owned as of January 21, 2015, a total of 643,951 shares of TrustAtlantic common stock, representing approximately 13.5% of the outstanding shares of TrustAtlantic common stock as of such date. They will receive the same Merger consideration as other TrustAtlantic shareholders in respect of these shares of TrustAtlantic common stock.

Public Trading Markets

First Horizon common stock is listed for trading on the NYSE under the symbol “FHN.” TrustAtlantic common stock is not currently listed or traded on any securities exchange or quotation system.

Under the Merger Agreement, First Horizon will use reasonable best efforts to cause the shares of First Horizon common stock to be issued in connection with the Merger to be listed on the NYSE.

Appraisal Rights in the Merger

Under North Carolina law, which is the law under which TrustAtlantic is incorporated, the holders of TrustAtlantic common stock will be entitled to appraisal rights in connection with the Merger. If a holder of TrustAtlantic common stock has perfected its appraisal rights under the NCBCA and has not withdrawn or lost such rights as of the Effective Time, such shares will not be converted into the right to receive the Merger consideration provided by the Merger Agreement. The holder will only be entitled to such rights as are granted by the NCBCA. If such holder withdraws or loses such holder’s appraisal rights at or prior to the Effective Time, such holder’s shares of TrustAtlantic common stock will be converted into a right to receive the Merger consideration provided by the Merger Agreement. If such holder withdraws or loses such holder’s appraisal rights after the Effective Time, such holder’s shares of TrustAtlantic common stock will be converted into a right to receive the Merger consideration provided by the Merger Agreement, but such holder will only be able to receive its Merger consideration in the form of cash. See “The TrustAtlantic Special Meeting—Appraisal Rights” for a more detailed discussion of TrustAtlantic’s shareholders’ appraisal rights.

Regulatory Approvals Required for the Merger

Both First Horizon and TrustAtlantic have agreed to use their reasonable best efforts to obtain all regulatory approvals required to complete the transactions contemplated by the Merger Agreement. First Horizon has filed applications seeking regulatory approval to complete the transactions contemplated by the Merger Agreement with the FRB and the NCCOB.

First Horizon is a financial holding company under the Bank Holding Company Act of 1956, as amended, which we refer to as the BHCA. The primary regulator of First Horizon is the FRB and the Merger is subject to the approval by the FRB under Section 3 of the BHCA. In evaluating an application filed under Section 3 of the BHCA, the FRB considers, with respect to the bank holding companies and the depository institutions concerned: (1) the competitive impact of the transaction, (2) the financial condition and future prospects, including capital positions and managerial resources, (3) the convenience and needs of the communities to be served and the record of the insured depository institution subsidiaries of the bank holding companies under the Community Reinvestment Act of 1977, which we refer to as the CRA, (4) the effectiveness of the companies and the depository institutions concerned in combating money laundering activities and (5) the extent to which the proposal would result in greater or more concentrated risks to the stability of the United States banking or financial system. The FRB will provide an opportunity for public comment on the application and is authorized to hold a public meeting or other proceeding if it determines such meeting or other proceeding would be appropriate.

Under the CRA, the FRB must take into account the record of performance of the companies and the depository institutions concerned in meeting the credit needs of the entire community, including low and moderate-income neighborhoods, served by such companies and depository institutions. Depository institutions are periodically examined for compliance with the CRA by their primary federal supervisor and are assigned ratings. In evaluating the record of the performance of an institution in meeting the credit needs of the entire community served by the institution, the FRB considers the institution’s record of compliance with the CRA, including the most recent rating assigned by its primary federal supervisor. As of their last respective CRA examinations, each of TrustAtlantic Bank and First Tennessee Bank was rated “Satisfactory” with respect to CRA compliance.

The primary regulator of First Tennessee Bank is the Office of the Comptroller of the Currency, or OCC. The prior approval of the OCC under the Bank Merger Act is required to merge TrustAtlantic Bank with and into First Tennessee Bank. In evaluating an application filed under the Bank Merger Act, the OCC generally considers: (1) the competitive impact of the transaction, (2) the financial and managerial resources of the depository institutions party to the Merger, (3) the convenience and needs of the community to be served and the record of the depository institutions under the Community Reinvestment Act, including their CRA ratings, (4) the depository institutions’ effectiveness in combating money-laundering activities and (5) the extent to which the depository institution Merger would result in greater or more concentrated risks to the stability of the U.S. banking or financial system. In connection with its review, the OCC will provide an opportunity for public comment on the application for the bank consolidation, and is authorized to hold a public meeting or other proceeding if it determines that would be appropriate.

Filings are also being made with the NCCOB to provide the agency prior notice of the proposed merger of TrustAtlantic Bank into First Tennessee Bank.

Additional Regulatory Approvals and Notices

Notifications and/or applications requesting approval may be submitted to various other federal and state regulatory authorities and self-regulatory organizations.

Neither TrustAtlantic nor First Horizon can assure you that all of the regulatory approvals described above will be obtained and, if obtained, we cannot assure you as to the timing of any such approvals, our ability to obtain the approvals on satisfactory terms or the absence of any litigation challenging such approvals.

First Horizon and TrustAtlantic believe that the Merger does not raise significant regulatory concerns and that we will be able to obtain all requisite regulatory approvals on a timely basis. However, neither First Horizon nor TrustAtlantic can assure you that all of the required regulatory approvals described above will be obtained and, if obtained, we cannot assure you as to the timing of such approvals, our ability to obtain the approvals on satisfactory terms or the absence of any litigation challenging such approvals. In addition, there can be no assurance that such approvals will not impose conditions or requirements that, individually or in the aggregate, would or could reasonably be expected to have a materially adverse effect on the financial conditions, results of operations, assets or business of First Horizon following completion of the Merger.

Neither TrustAtlantic nor First Horizon is aware of any material governmental approvals or actions that are required for completion of the Merger other than those described above. It is presently contemplated that if any such additional governmental approvals or actions are required, those approvals or actions will be sought. There can be no assurance, however, that any additional approvals or actions will be obtained.

THE MERGER AGREEMENT

The following describes certain aspects of the Merger, including certain material provisions of the Merger Agreement. The following description of the Merger Agreement is subject to, and qualified in its entirety by reference to, the Merger Agreement, which is attached to this proxy statement/prospectus as Annex A and is incorporated by reference into this proxy statement/prospectus. We urge you to read the Merger Agreement carefully and in its entirety, as it is the legal document governing the Merger.

Structure of the Merger

Each of TrustAtlantic’s board of directors, First Horizon’s board of directors and First Horizon in its capacity as the Sole Member of Merger Sub has approved the Merger Agreement, by and among First Horizon, Merger Sub and TrustAtlantic. The Merger Agreement provides for the Merger of TrustAtlantic with and into Merger Sub, with Merger Sub continuing as the surviving entity in the Merger. The Merger Agreement additionally provides that on or after the consummation of the Merger, TrustAtlantic’s wholly owned subsidiary bank, TrustAtlantic Bank, will merge with and into First Tennessee Bank, First Horizon’s banking subsidiary, with First Tennessee Bank as the surviving entity.

Merger Consideration

Subject to the terms and conditions set forth in the Merger Agreement, at the Effective Time of the Merger, each outstanding share of TrustAtlantic common stock will be converted into the right to receive either (i) for each Cash Election Share, an amount of cash equal to the product of 1.3261 and the First Horizon Closing Price; or (ii) for each Stock Election Share, 1.3261 shares of First Horizon common stock; provided that the aggregate Merger consideration will consist of 75% stock consideration and 25% cash consideration as set forth in the Merger Agreement.

Each issued and outstanding warrant to purchase TrustAtlantic common stock that has not been exercised prior to the Merger will be cancelled and converted into the right to receive an amount of Merger consideration with respect to the shares of TrustAtlantic common stock issuable upon exercise of such warrant in full, less the exercise price, which will be deducted from the Merger consideration issuable in respect of such warrant. Each holder of a TrustAtlantic warrant may elect to receive its Merger consideration in the form of cash or First Horizon common stock subject to adjustment as set forth in the Merger Agreement so that the aggregate consideration will consist of 75% stock consideration and 25% cash consideration.

Each issued and outstanding option to purchase TrustAtlantic common stock that has not been exercised prior to the Merger will be automatically converted into a non-qualified option to purchase First Horizon common stock under First Horizon’s Equity Compensation Plan. The number of shares of First Horizon common stock issuable upon the exercise of each converted TrustAtlantic option will equal the product of (i) the number of shares of TrustAtlantic common stock that were purchasable under the option immediately before the Merger and (ii) 1.3261, rounded down, if necessary to the nearest whole share. The exercise price per share of First Horizon common stock for each option will equal (x) the per share exercise price of the option in effect immediately before the Merger divided by (y) 1.3261, rounded up, if necessary, to the nearest cent.

If the number of shares of common stock outstanding of TrustAtlantic or First Horizon changes before the Merger is completed as a result of any reclassification, recapitalization, stock split (including a reverse stock split) or subdivision or combination or readjustment of shares, or any stock dividend or stock distribution with a record date during such period, then the Merger consideration will be equitably and proportionately adjusted.

Fractional Shares

First Horizon will not issue any fractional shares of First Horizon common stock in the Merger. TrustAtlantic shareholders who would otherwise be entitled to a fractional share of First Horizon common stock upon the completion of the Merger will instead receive an amount in cash (rounded to the nearest cent) determined by multiplying (i) the First Horizon Closing Price by (ii) the fraction of a share of First Horizon common stock to which such holder would otherwise be entitled to receive.

Surviving Entity; Governing Documents; Management

At the Effective Time of the Merger, the articles of organization and operating agreement of Merger Sub in effect immediately prior to the Effective Time (subject to any amendment to the articles of organization set forth in the Certificate of Merger) will be the articles of organization and operating agreement of the surviving entity until thereafter amended in accordance with applicable law.

The size and composition of First Horizon’s board of directors will not be affected by the Merger. Merger Sub is a member-managed limited liability company, with officers appointed by its sole member, First Horizon. The officers of Merger Sub will continue in office after completion of the Merger.

Closing and Effective Time of the Merger

The Merger will be completed only if all conditions to the Merger discussed in this proxy statement/prospectus and set forth in the Merger Agreement are either satisfied or waived. See “—Conditions to Complete the Merger.”

The Merger will become effective upon the later of (i) the date and time in which the articles of merger are filed and effective with the Tennessee Secretary of State and (ii) the date and time in which the articles of merger are filed and effective with the North Carolina Secretary of State. The completion of the Merger will occur on a mutually acceptable date as soon as practicable after the satisfaction or waiver of the last of the conditions specified in the Merger Agreement. It currently is anticipated that the completion of the Merger will occur in the first half of 2015, subject to the receipt of required approvals and other customary closing conditions, but neither TrustAtlantic nor First Horizon can guarantee when or if the Merger will be completed.

Conversion of Shares, Options and Warrants; Appraisal Rights and Dissenting Shares; Exchange of Certificates

Conversion of Shares

The conversion of TrustAtlantic common stock into the right to receive the Merger consideration will occur automatically at the Effective Time of the Merger. Promptly after completion of the Merger, the Exchange Agent will exchange certificates or book-entry shares representing shares of TrustAtlantic common stock for the Merger consideration to be received pursuant to the terms of the Merger Agreement.

Conversion of Options

Each issued and outstanding option to purchase TrustAtlantic common stock that has not been exercised prior to the Merger will be automatically converted into a non-qualified option to purchase First Horizon common stock under First Horizon’s Equity Compensation Plan. The number of shares of First Horizon common stock issuable upon the exercise of each converted TrustAtlantic option will equal the product of (i) the number of shares of TrustAtlantic common stock that were purchasable under the option immediately before the Merger and (ii) 1.3261, rounded down, if necessary, to the nearest whole share. The exercise price per share of First Horizon common stock for each option will equal (x) the per share exercise price of the option in effect immediately before the Merger divided by (y) 1.3261, rounded up, if necessary, to the nearest cent.

Other substantive terms of the TrustAtlantic options will be carried over to the extent permitted by First Horizon’s Equity Compensation Plan, but all administrative terms after the Merger will be governed by that Plan and First Horizon’s administrative procedures and practices. For example, expiration dates will remain the same after conversion, but the times, places, and methods of effecting exercises will not. First Horizon’s Plan does not support tax-qualified “incentive stock options,” so all options after conversion will be non-qualified.

Conversion of Warrants

Each issued and outstanding warrant to purchase TrustAtlantic common stock that has not been exercised prior to the Merger will be cancelled and converted into the right to receive an amount of Merger consideration with respect to the shares of TrustAtlantic common stock issuable upon exercise of such warrant in full, less the exercise price, which will be deducted from the Merger consideration issuable in respect of such warrant. Each holder of a TrustAtlantic warrant may elect to receive its Merger consideration in the form of cash or First Horizon common stock subject to adjustment as set forth in the Merger Agreement so that the aggregate Merger consideration paid to holders of TrustAtlantic warrants and common stock will consist of 75% stock consideration and 25% cash consideration.

Appraisal Rights and Dissenting Shares

Under North Carolina law, which is the law under which TrustAtlantic is incorporated, the holders of TrustAtlantic common stock will be entitled to appraisal rights in connection with the Merger. If a holder of TrustAtlantic common stock has perfected its appraisal rights under the NCBCA and has not withdrawn or lost such rights as of the Effective Time, such shares will not be converted into the right to receive the Merger consideration provided by the Merger Agreement. The holder will only be entitled to such rights as are granted by the NCBCA. If such holder withdraws or loses such holder’s appraisal rights at or prior to the Effective Time, such holder’s shares of TrustAtlantic common stock will be converted into a right to receive the Merger consideration provided by the Merger Agreement. If such holder withdraws or loses such holder’s appraisal rights after the Effective Time, such holder’s shares of TrustAtlantic common stock will be converted into a right to receive the Merger consideration provided by the Merger Agreement, but such holder will only be able to receive its Merger consideration in the form of cash. See “The TrustAtlantic Special Meeting—Appraisal Rights” for a more detailed discussion of TrustAtlantic’s shareholders’ appraisal rights.

Form of Election

A Form of Election is being mailed to TrustAtlantic shareholders and warrant holders of record as of five (5) business days prior to the date of this proxy statement/prospectus. The Form of Election will permit such holders to elect to receive their Merger consideration in the form of (i) cash, (ii) First Horizon common stock, (iii) a mix of cash and First Horizon common stock, or (iv) indicate that such holder has no preference. If a holder elects to receive a mix of cash and First Horizon common stock, such holder will receive stock for 75% of such holder’s TrustAtlantic common stock and cash for the remaining part of such holder’s TrustAtlantic common stock. TrustAtlantic shareholders must exercise their right to make an election prior to 5:00 p.m. Eastern Time on  , 2015, the Election Deadline. The materials contain instructions on how to properly submit the election statement.

If a holder of TrustAtlantic common stock or warrants to purchase TrustAtlantic common stock has not made a valid election prior to the Election Deadline such holder will be treated as though they had not made an election.

To make an election, a holder of TrustAtlantic common stock or warrants to purchase TrustAtlantic common stock must submit a properly completed election statement so that it is actually received by the Exchange Agent at or prior to the Election Deadline in accordance with the instructions on the election statement. Neither TrustAtlantic nor First Horizon is under any obligation to notify any holder of defects in such holder’s election statement.

Generally, an election may be revoked or changed, but only by written notice received by the Exchange Agent prior to the Election Deadline. If an election is revoked and unless a subsequent properly executed election statement is actually received by the Exchange Agent at or prior to the

Election Deadline, the holder having revoked the election will be deemed to have made no election with respect to his or her shares of TrustAtlantic common stock or warrants to purchase TrustAtlantic common stock.

Holders will not be entitled to revoke or change their elections following the Election Deadline. As a result, holders who have made elections will be unable to revoke their elections.

Shares of TrustAtlantic common stock and warrants to purchase TrustAtlantic common stock as to which a holder has not made a valid election prior to the Election Deadline, including as a result of revocation, will be deemed to have made no election. If it is determined that any purported cash election or stock election was not properly made, the purported election will be deemed to be of no force or effect and the holder making the purported election will be deemed not to have made an election for these purposes, unless a proper election is subsequently made on a timely basis.

Allocation Procedures

All elections are subject to the election, proration and allocation procedures described in this proxy statement/prospectus. The aggregate consideration will be 75% stock consideration and 25% cash consideration. Due to these limitations, TrustAtlantic shareholders may not receive the form of Merger consideration that they elect.

If the aggregate number of shares of TrustAtlantic common stock, including TrustAtlantic common stock issuable upon exercise of warrants, with respect to which stock elections are made (the “Stock Election Number”) exceed the 75% limitation on stock elections (the “Stock Conversion Number”), then all Cash Election Shares and all non-election shares shall be converted into the right to receive Merger consideration in the form of cash, and the stock election shares of each holder of TrustAtlantic common stock will be converted into the right to receive the stock consideration in respect of that number of stock election shares equal to the product obtained by multiplying (x) the number of stock election shares held by such holder by (y) a fraction, the numerator of which is the Stock Conversion Number and the denominator of which is the Stock Election Number, with the remaining number of such holder’s Stock Election Shares being converted into the right to receive the Merger consideration in the form of cash.

For example, assuming no further issuances of TrustAtlantic common stock after the date of this proxy statement/prospectus and assuming the exercise of all outstanding TrustAtlantic options and warrants, the Stock Conversion Number would be 4,062,949 (75% of the 5,417,265 shares of TrustAtlantic common stock currently outstanding, including shares issued in respect of all options and warrants) at the effective time. If stock elections are made with respect to 5,000,000 shares of TrustAtlantic common stock, approximately 17% of each holder’s Stock Election Shares would be converted into Cash Election Shares.

If the Stock Election Number is less than the Stock Conversion Number (the difference being the “Shortfall Number”), then all Stock Election Shares will be converted into the right to receive stock consideration and the non-election shares and Cash Election Shares will be treated as follows:

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If the Shortfall Number is less than or equal to the number of non-election shares, then all Cash Election Shares will be converted into the right to receive cash consideration and each holder of non-election shares will receive the stock consideration in respect of that number of non-election shares equal to the product obtained by multiplying (i) the number of non-election shares held by such holder by (ii) a fraction, the numerator of which is the Shortfall Number and the denominator of which is the total number of non-election shares, with the remaining number of such holder’s non- election shares being converted into the right to receive cash consideration; or

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If the Shortfall Number is more than the number of non-election shares, then all non-election shares will be converted into the right to receive stock consideration and each holder of Cash Election Shares will receive the stock consideration in respect of that number of Cash Election Shares equal to the product obtained by multiplying (i) the number of Cash Election Shares held by such holder by (ii) a fraction, the numerator of which is the amount by which (x) the Shortfall Number exceeds (y) the total number of non-election shares, and the denominator of which is the total number of Cash Election Shares, with the remaining number of such holder’s non-election shares being converted into the right to receive cash consideration.

For example, assuming no further issuances of TrustAtlantic common stock after the date of this proxy statement/prospectus and assuming the exercise of all outstanding TrustAtlantic options and warrants, the Stock Conversion Number would be 4,062,949 (75% of the 5,417,265 shares of TrustAtlantic common stock currently outstanding, including shares issued in respect of all options and warrants) at the effective time. If stock elections are made with respect to 4,000,000 shares of TrustAtlantic common stock and there are 417,265 non-election shares, approximately 15% of each holder’s non-election shares would be converted into cash elections. If stock elections are made with respect to 4,000,000 shares of TrustAtlantic common stock and there are 1,000 non-election shares, approximately 4.3% of each holder’s Cash Election Shares would be converted into Stock Election Shares.

Letter of Transmittal

Within five (5) business days after the completion of the Merger, the Exchange Agent will mail appropriate transmittal materials and instructions to each holder of TrustAtlantic common stock. These materials will contain instructions on how to surrender shares of TrustAtlantic common stock in exchange for the Merger consideration the holder is entitled to receive under the Merger Agreement.

If a certificate for TrustAtlantic common stock has been lost, stolen or destroyed, the Exchange Agent will issue the Merger consideration properly upon receipt of (i) an affidavit of that fact by the claimant and (ii) such bond or insurance as First Horizon may determine is reasonably necessary as indemnity against any claim that may be made against First Horizon with respect to the certificate.

After completion of the Merger, there will be no further transfers on the stock transfer books of TrustAtlantic. If, after the completion of the Merger, stock certificates representing TrustAtlantic common stock are presented for transfer to the Exchange Agent, they will be exchanged for the Merger consideration and cancelled in accordance with the Merger Agreement.

Withholding

First Horizon, Merger Sub and the Exchange Agent will be entitled to deduct and withhold from the consideration otherwise payable to any TrustAtlantic shareholder the amounts either of them are required to deduct and withhold under any applicable federal, state, local or foreign tax law. If any such amounts are withheld, these amounts will be treated for all purposes of the Merger Agreement as having been paid to the shareholders from whom they were withheld.

Dividends and Distributions

Whenever a dividend or other distribution is declared by First Horizon on First Horizon common stock, the record date for which is at or after the Effective Time of the Merger, the declaration will include dividends or other distributions on all shares of First Horizon common stock issuable under the Merger Agreement, but such dividends or other distributions will not be paid to the holder thereof until such holder has duly surrendered its TrustAtlantic stock certificates.

Representations and Warranties

The representations, warranties and covenants described below and included in the Merger Agreement were made only for purposes of the Merger Agreement and as of specific dates, are solely for the benefit of First Horizon and TrustAtlantic, may be subject to limitations, qualifications or exceptions agreed upon by the parties, including those included in confidential disclosures made for the purposes of, among other things, allocating contractual risk between First Horizon and TrustAtlantic rather than establishing matters as facts, and may be subject to standards of materiality that differ from those standards relevant to investors. You should not rely on the representations, warranties, covenants or any description thereof as characterizations of the actual state of facts or condition of First Horizon, TrustAtlantic or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in public disclosures by First Horizon or TrustAtlantic. The representations and warranties and other provisions of the Merger Agreement should not be read alone, but instead should be read only in conjunction with the information provided elsewhere in this proxy statement/prospectus. See “Where You Can Find More Information.”

The Merger Agreement contains customary representations and warranties of First Horizon and TrustAtlantic relating to their respective businesses. The representations and warranties in the Merger Agreement do not survive the Effective Time of the Merger. Either party may waive any failure or breach of any representation or warranty made by the other party. No holder of TrustAtlantic stock or any other person not a party to the Merger Agreement has any right to enforce or rely upon any representation or warranty made by any party in that Agreement.

The Merger Agreement contains representations and warranties made by TrustAtlantic to First Horizon relating to a number of matters, including the following:

•	corporate matters, including due organization and qualification and subsidiaries;

•	authorization to conduct a general banking business;

•	capitalization;

•	authority relative to execution and delivery of the Merger Agreement and the consummation of the transactions contemplated by the Merger Agreement;

•	enforceability of the Merger Agreement;

•	required governmental and other regulatory filings and consents in connection with the Merger;

•	the absence of conflicts with, or violations of, organizational documents or other obligations as a result of the Merger;

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legal, quasi-judicial, regulatory or administrative proceedings and settlements, judgments, orders writs, injunctions, decrees, awards, rules or regulations of courts, arbitrators or governmental agencies or instrumentalities;

•	absence of regulatory agreements or enforcement actions;

•	reports to regulatory authorities and payment of all fees and assessments;

•	financial statements, internal controls and absence of undisclosed liabilities;

•	books and records;

•	the absence of certain changes or events;

•	allowance for loan losses;

•	investment securities;

•	loan matters;

•	validity and enforceability of loan guarantees;

•	real and personal property;

•	environmental matters;

•	tax matters;

•	certain material contracts;

•	insurance matters;

•	compliance with applicable laws;

•	compliance with data security laws and customer privacy policies;

•	absence of certain changes;

•	employment relations;

•	employee benefit matters;

•	broker’s fees payable in connection with the Merger;

•	absence of brokered deposits;

•	intellectual property matters;

•	derivative instruments and transactions;

•	FIG Partners’ fairness opinion;

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facts or circumstances that would prevent TrustAtlantic from consummating the transactions contemplated by the Merger Agreement or from obtaining all regulatory approvals necessary to consummate the transactions contemplated by the Merger Agreement; and

•	the accuracy of information supplied for inclusion in this proxy statement/prospectus and other similar documents.

The Merger Agreement contains representations and warranties made by First Horizon to TrustAtlantic relating to a number of matters, including the following:

•	corporate matters, including due organization and qualification and subsidiaries;

•	authorization to conduct a general banking business;

•	capitalization;

•	authority relative to execution and delivery of the Merger Agreement and the consummation of the transactions contemplated by the Merger Agreement;

•	enforceability of the Merger Agreement;

•	required governmental and other regulatory filings and consents in connection with the Merger;

•	absence of conflicts with, or violations of, organizational documents or other obligations as a result of the Merger;

•	legal proceedings;

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legal, quasi-judicial, regulatory or administrative proceedings and settlements, judgments, orders writs, injunctions, decrees, awards, rules or regulations of courts, arbitrators or governmental agencies or instrumentalities;

•	reports to regulatory authorities and payment of all fees and assessments;

•	financial statements and internal controls;

•	tax matters;

•	compliance with applicable laws;

•	broker’s fees payable in connection with the Merger;

•	ability to pay the Merger consideration;

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facts or circumstances that would prevent First Horizon from consummating the transactions contemplated by the Merger Agreement or from obtaining all regulatory approvals necessary to consummate the transactions contemplated by the Merger Agreement; and

•	the accuracy of information supplied for inclusion in this proxy statement/prospectus and other similar documents.

Certain representations and warranties of First Horizon and TrustAtlantic are qualified as to “materiality” or “material adverse effect.” For purposes of the Merger Agreement, a “material adverse effect,” when used in reference to First Horizon or TrustAtlantic or any of their subsidiaries, means any condition, event, change or occurrence that, individually or collectively, is reasonably likely to have a material adverse effect upon (i) the condition, financial or otherwise, properties, business, results of operations or prospects of such entity or entities, taken as a whole, or

(ii) the ability of such entity or entities to perform its obligations under, and to consummate the transactions contemplated by, the Merger Agreement; provided, however that no such condition, event, change or occurrence will be deemed to have a Material Adverse Effect under clause (i) arising from or relating to:

•	changes in U.S. generally accepted accounting principles, consistently applied or regulatory accounting requirements,

•	changes in applicable law,

•	changes in global or national political, economic or market conditions generally affecting companies in the banking industry,

•	changes in credit markets generally, or

•	the outbreak or escalation of hostilities or acts of war or terrorism,

except to the extent that the effects of such changes are disproportionately adverse to the financial condition, results of operations or business of such entity or entities taken as a whole, as compared to other financial institutions similar in size and operations as such entity.

Covenants and Agreements

Conduct of Businesses Prior to the Completion of the Merger

TrustAtlantic has agreed that, prior to the Effective Time of the Merger, it will, and will cause each of its subsidiaries to, conduct its business in the usual, regular and ordinary course consistent with past practice, use reasonable best efforts to maintain and preserve intact its business organization, rights, franchises, authorizations issued by government entities and current relationships and take no action that is intended to or would reasonably be expected to adversely affect or materially delay the ability of TrustAtlantic or First Horizon to obtain any required regulatory approvals or to perform their respective obligations under the Merger Agreement or to consummate the transactions contemplated by the Merger Agreement.

Additionally, TrustAtlantic has agreed that prior to the Effective Time of the Merger, except as expressly required by the Merger Agreement or with the prior written consent of First Horizon, TrustAtlantic will not, and will not permit any of its subsidiaries to, subject to certain exceptions, undertake the following actions:

•	create or incur indebtedness;

•	assume, guarantee, endorse or otherwise become responsible for the obligations of another person, except in the ordinary course of business consistent with past practice;

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(i) adjust, split, combine or reclassify any capital stock or other equity interest; (ii) set any record or payment dates for any dividends or distributions on its capital stock or other equity interest, or make, declare or pay any dividend or distribution or make any other distribution on any shares of its capital stock or other equity interest or redeem, purchase or otherwise acquire any securities or obligations convertible into or exchangeable for any shares of its capital stock or other equity interest; (iii) grant any stock appreciation rights, restricted stock units or other equity-based compensation or grant any right to acquire any shares of its capital stock; (iv) issue or commit to issue any additional shares of capital stock or sell, lease, transfer, mortgage, encumber or otherwise dispose of any capital stock in any TrustAtlantic subsidiary; or (v) enter into any agreement, understanding or arrangement with respect to the sale or voting of its capital stock;

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sell, lease, transfer, mortgage, encumber or otherwise dispose of any of its properties or assets (other than to a subsidiary), except (i) for the sale of loans, loan participations and sales of investment securities in the ordinary course of business consistent with past practice to third parties who are not affiliates of TrustAtlantic, or (ii) the disposition of real property taken by TrustAtlantic Bank in connection with collection of a loan in the ordinary course of business consistent with past practice, which real property is sold at or above its carrying value, or (iii)

as expressly required by contracts or agreements in force at the date of the Merger Agreement;

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acquire direct or indirect control over any business or corporate entity, whether by stock purchase, merger, consolidation or otherwise, or make any other investment either by purchase of stock or securities, contributions to capital, property transfers or purchase of any property or assets of any other person, except in connection with a foreclosure of collateral or conveyance of such collateral in lieu of foreclosure taken in connection with collection of a loan in the ordinary course of business consistent with past practice and with respect to loans made to third parties who are not affiliates of TrustAtlantic;

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except as required under applicable law or the terms of any TrustAtlantic benefit plan existing prior to the date of the Merger Agreement, (i) enter into, adopt or terminate any employee benefit plan, program or policy for the benefit or welfare of any current or former employee, officer, director or consultant, (ii) amend any employee benefit plan, program or policy for the benefit or welfare of any current or former employee, officer, director or consultant in a manner that would result in any material increase in cost, (iii) increase the compensation or benefits payable to any employee, officer, director or consultant (other than any annual base compensation raises in the ordinary course of business consistent with past practice to employees other than senior executive officers of not more than 5% per year), (iv) grant or accelerate the vesting of any equity-based awards for the benefit of any such individual, except as required by the Merger Agreement, (v) enter into any new, or amend any existing, collective bargaining agreement or similar agreement, (vi) provide any funding for any rabbi trust or similar arrangement or (vii) hire any new employee who has a target annual compensation of $75,000 or more;

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settle any claim, action or proceeding other than in the ordinary course of business consistent with past practice involving solely money damages where the settlement payments not covered by insurance do not exceed $100,000 individually or $250,000 in the aggregate; waive, compromise, assign, cancel or release any material rights or claims; or agree or consent to the issuance of any injunction, decree, order or judgment restricting or otherwise affecting its business or operations;

•	pay, discharge or satisfy any claims, liabilities or obligations, other than in the ordinary course of business and consistent with past practice;

•

make any change in accounting methods or systems of internal accounting controls (or the manner in which it accrues for liabilities), except as required by GAAP as concurred in by TrustAtlantic’s independent auditors, or revalue in any material respect any of its assets, including writing-off notes or accounts receivable, except as required by GAAP and in the ordinary course of business consistent with past practice;

•

change or revoke any tax election, make any tax election in a manner different from prior course of conduct and practice, change an annual tax accounting period, adopt or change any tax accounting method, file any amended tax return, enter into any closing agreement with respect to taxes, or settle any tax claim, audit, assessment or dispute or surrender any right to claim a refund of taxes;

•	adopt or implement any amendment to its articles of incorporation or any changes to its bylaws or comparable organizational documents;

•

materially restructure or materially change its investment securities portfolio or its gap position, through purchases, sales or otherwise, or the manner in which the portfolio is classified or reported;

•	enter into, modify, amend or terminate any material contract, other than in the ordinary course of business consistent with past practice;

•	change in any material respect its credit policies and collateral eligibility requirements and standards;

•

except as required by applicable law, regulation or policies imposed by any governmental entity, enter into any new line of business or change in any material respect its lending, investment, underwriting, risk and asset liability management, interest rate or fee pricing with respect to depository accounts, hedging and other material banking and operating policies or practices, including policies and practices with respect to underwriting, pricing, originating, acquiring, selling, servicing, or buying or selling rights to service loans;

•

permit the construction of new structures or facilities upon, or purchase or lease any real property in respect of, any branch or other facility, or file any application or take any other action to establish, relocate or terminate the operation of any banking office;

•	make, or commit to make, any capital expenditures in excess of $50,000 individually or $200,000 in the aggregate;

•

without previously notifying and consulting with First Horizon, make or acquire any loan or issue a commitment (or renew or extend an existing commitment), or amend or modify in any material respect any existing loan relationship except to the extent approved by TrustAtlantic and committed to, in each case prior to the date of the Merger Agreement (i) for any loan relationship aggregating in excess of $2,000,000, as calculated for applicable loan-to-one borrower regulatory limitations that would result in an increase in the total credit exposure to the applicable borrower (and its affiliates) in excess of $1,000,000 or (ii) for any new loan relationship (neither borrower nor its affiliates have an existing loan relationship at TrustAtlantic) that would result in total credit exposure in excess of $1,000,000 or (iii) for any loan relationship graded by TrustAtlantic as “watch” or worse that would result in an increase in the total credit exposure of more than $100,000 or (iv) for any loan relationship aggregating in excess of $500,000 graded by TrustAtlantic as “watch” or worse that would extend the maturity by more than ninety (90) days or substantially modify its terms, except that commitments issued under internal guidelines previously approved by TrustAtlantic and renewals in the normal course of business for loan relationships graded by TrustAtlantic as “Management Attention” or better;

•

take any action that is intended to, would or would be reasonably likely to result in any of the conditions to the completion of the Merger not being satisfied or prevent or materially delay the consummation of the transactions contemplated by the Merger Agreement, except as may be required by applicable laws;

•	take any action that would or would be reasonably likely to result in TrustAtlantic Merger-related closing expenses in excess of $1,300,000; or

•	agree to, or make any commitment to, take or adopt any resolutions of TrustAtlantic’s board of directors in support of, any of the above prohibited actions.

Each of First Horizon and Merger Sub has agreed that at and after the Effective Time, it:

•

will maintain all books and records and file all federal, state and local income tax returns and schedules thereto of First Horizon, Merger Sub and each of First Horizon’s other affiliates in a manner consistent with the Merger being qualified as a reorganization and nontaxable exchange under Section 368(a)(1)(A) of the Code, and any comparable provision of any other tax laws; and

•

will not cause or permit any election to be made under Section 338 of the Code or any comparable provision of any other tax laws with respect to the Merger or the transactions contemplated by the Merger Agreement.

Regulatory Matters

First Horizon and TrustAtlantic have agreed to use their respective reasonable best efforts to take, or cause to be taken, and assist and cooperate with the other party in taking, all actions that are necessary, proper or advisable to comply promptly with all legal requirements with respect to the Merger and the other transactions contemplated by the Merger Agreement, including obtaining any third-party consent or waiver that may be required, and to obtain, and assist and cooperate with the other party in obtaining, all actions, nonactions, permits, consents, authorizations, orders, clearances, waivers or approvals of any exemption by governmental entity required or advisable in connection with the Merger and the other transactions contemplated by the Merger Agreement. First Horizon and Trust Atlantic will cooperate with each other and prepare and file all necessary documentation, and effect all applications, notices, petitions and filings, to obtain as promptly as practicable all actions, nonactions, permits, consents, authorizations, orders, clearances, waivers or approvals of all third parties and governmental entities that are necessary or advisable to consummate the transactions contemplated by the Merger Agreement. First Horizon and TrustAtlantic will use their respective reasonable best efforts to resolve any objections that may be asserted by any governmental entity with respect to the Merger Agreement or the Merger or the other transactions contemplated by the Merger Agreement. However, in no event will First Horizon or Merger Sub be required, and TrustAtlantic and its subsidiaries will not be permitted (without First Horizon’s written consent), to take, or commit to take, any action or agree to any condition or restriction if such action, condition or restriction would have, or would be reasonably likely to have, individually or in the aggregate, a material adverse effect in respect of First Horizon or TrustAtlantic and its subsidiaries, taken as a whole. First Horizon filed applications seeking regulatory approval to complete the transactions contemplated by the Merger Agreement with the FRB and the NCCOB.

First Horizon and TrustAtlantic have agreed to furnish, upon request from the other, all information concerning First Horizon, TrustAtlantic and their respective subsidiaries, directors, officers and shareholders and such other information as may be necessary in connection with any statement, filing, notice or application being made by or on behalf of First Horizon, TrustAtlantic or any of their respective subsidiaries. Each party will review and consult with the other regarding any filing made or proposed to be made.

Tax Matters

First Horizon and TrustAtlantic have agreed to not take any action, or knowingly fail to take any action, which action or failure to act prevents or impedes, or could reasonably be expected to prevent or impede, the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

Employee Matters

The Merger Agreement provides that First Horizon will provide to employees of TrustAtlantic and its subsidiaries (as a group) who are actively employed as of the completion of the Merger and who become employees of First Tennessee Bank, employee benefits and compensation opportunities that, in the aggregate, are substantially comparable to the employee benefits and compensation opportunities generally made available to similarly situated employees of First Horizon (provided that, in no event will any such employee be eligible to participate in any closed or frozen plan of First Horizon or its subsidiaries). The service of TrustAtlantic employees prior to the completion of the Merger will, to the same extent such service is recognized immediately prior to the completion of the Merger under a corresponding TrustAtlantic benefit plan in which the applicable employee is eligible to participate immediately prior to the completion of the Merger, be treated as service with First Horizon for purposes of eligibility, participation, vesting and benefit accrual under First Horizon’s employee benefit plans, subject to customary exclusions.

After the Effective Time, Merger Sub will comply with the obligations of TrustAtlantic under any employment, change of control, severance or similar contract with any present or former employee, director or consultant of TrustAtlantic. Any severance, change of control, termination or other payments required to be paid as a result of the transactions contemplated by the Merger Agreement will be paid by Merger Sub, in accordance with the terms of each payment obligation.

At the Effective Time, existing employment agreements (the “TrustAtlantic Employment Agreements”) among TrustAtlantic, TrustAtlantic Bank, and Messrs. Anthony, Beck, Day, Edwards and Powell will be terminated in consideration of termination payments equal to the amount of the severance benefit that would otherwise be due to such executive officer upon a termination of employment without cause following a change in control, notwithstanding the continued employment of such executive officer, plus the amount of the automobile allowance that would otherwise be due to such executive officers throughout the remainder of the term of the agreement, plus the amount of country club membership dues that would otherwise be due to such executive officers throughout the remainder of the term of the agreement. One half of this amount will be payable at the Effective Time to Messrs. Anthony, Beck, Day and Powell, each of whom maintain direct customer relationship responsibilities, with the remaining balance to be payable upon such individual’s completion of 24 months of employment with First Tennessee Bank, provided however, that the remaining balance will also be payable upon the termination of employment by the employer without cause, or upon the employee’s death or disability. The full amount of Mr. Edwards’s payment will be payable at the Effective Time as Mr. Edwards does not maintain direct customer relationship responsibilities. At the Effective Time, existing non-compete agreements among TrustAtlantic, TrustAtlantic Bank, and each of the executive officers of TrustAtlantic will be amended to delete the cross-reference to the TrustAtlantic Employment Agreement and insert a definition of a termination for cause, but otherwise will continue in full force and effect after the Effective Time.

After the Effective Time, Merger Sub will comply with the obligations under the TrustAtlantic Financial Corporation and TrustAtlantic Bank Supplemental Retirement Plan (the “SERP”). Pursuant to the SERP, Merger Sub will establish a rabbi trust and fund the trust with a lump sum amount equal to the remaining present value as of the date on which the Closing occurs of the total aggregate benefits of all participants, both who have begun payment and those who have not. TrustAtlantic, by resolution of its board of directors, will amend the SERP to provide that no additional contributions will be made by TrustAtlantic to the SERP effective as of the day before the Effective Time.

Effective as of the day before the Effective Time, TrustAtlantic will terminate its participation in the Pentegra Defined Contribution Plan for Financial Institutions (the “Multiemployer Plan”) and will take such additional actions as may be required by applicable law or requested by First Horizon to terminate the portion of the Multiemployer Plan attributable directly or indirectly to participation by employees and former employees of TrustAtlantic and any ERISA affiliate or former ERISA affiliate thereof.

D&O Indemnification and Insurance

The Merger Agreement provides that after the completion of the Merger through the fourth anniversary of the Effective Time, First Horizon will indemnify and hold harmless all present and former directors and officers of TrustAtlantic and its subsidiaries, and each officer or employee of TrustAtlantic and/or any of its subsidiaries that is serving or has served as a director or officer of another entity expressly at the request or direction of TrustAtlantic or any of its subsidiaries against all costs or expenses (including reasonable attorneys’ fees), judgments, fines, amounts paid in settlement, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of matters existing or occurring at or prior to the Effective Time (including the transactions contemplated by the Merger Agreement), whether asserted or claimed prior to, at or after the Effective Time, as they are from time to time incurred, in each case to the fullest extent such person would have been indemnified or have the right to advancement of expenses pursuant to TrustAtlantic’s articles of incorporation or bylaws, as in effect on the date of the Merger Agreement. Notwithstanding the foregoing, First Horizon is not required to indemnify any such person with respect to proceedings initiated by First Horizon or the indemnified person, or if such indemnification is prohibited by applicable law.

The Merger Agreement requires TrustAtlantic to procure a “tail” policy for its existing directors and officers liability insurance policy covering the individuals who are currently covered by such coverage; provided, however, that the total maximum expense will not exceed the amount that is equal to four times TrustAtlantic’s current annual premium.

Certain Additional Covenants

The Merger Agreement also contains additional covenants, including covenants relating to the filing of this proxy statement/prospectus, obtaining required consents, the listing of the shares of First Horizon common stock to be issued in the Merger on the NYSE, the provision of a TrustAtlantic closing date balance sheet to First Horizon, access to information of the other company, public announcements with respect to the transactions contemplated by the Merger Agreement, provisions for the integration of TrustAtlantic’s electronic data into First Horizon’s systems, the establishment of an advisory board by First Horizon, and the provision of notice to each party on the occurrence of certain events related to the Merger, such as any incidence of Merger-related litigation against either party or the breach, by either party, of the representations and warranties contained in the Merger Agreement.

TrustAtlantic Shareholder Meeting and Recommendation of TrustAtlantic’s Board of Directors

TrustAtlantic has agreed to hold a meeting of its shareholders for the purpose of voting upon approval of the Merger Agreement as promptly as practicable. TrustAtlantic will use its reasonable best efforts to obtain from its shareholders the requisite shareholder approval of the Merger Agreement, including by recommending that its shareholders approve and adopt the Merger Agreement (subject to the provisions governing making a change in TrustAtlantic’s recommendation as described below).

The board of directors of TrustAtlantic has agreed to recommend that TrustAtlantic’s shareholders vote in favor of approval of the Merger Agreement and to not approve, agree to or recommend, or propose to approve, agree to or recommend, any “acquisition proposal” (as described below). The board of directors of TrustAtlantic may provide no recommendation to TrustAtlantic’s shareholders that they approve the Merger Agreement or may effect a change in TrustAtlantic’s recommendation to approve the Merger Agreement if and only to the extent that:

•

TrustAtlantic has received an unsolicited bona fide acquisition proposal that constitutes a “superior proposal” (as described below), and TrustAtlantic’s board of directors determines in good faith, after receiving the advice of outside legal counsel, that TrustAtlantic’s board of directors would be in violation of its fiduciary duties under applicable laws if it failed to effect a change in TrustAtlantic’s recommendation;

•

TrustAtlantic has given at least five business days’ written notice to First Horizon of its intention to effect a change in or withdraw TrustAtlantic’s recommendation absent modification of the terms and conditions of the Merger Agreement;

•	if applicable, after giving effect to any amendments to the Merger Agreement proposed by First Horizon, such acquisition proposal continues to constitute a superior proposal; and

•

TrustAtlantic complies with its non-solicitation obligations described below in “—Agreement Not to Solicit Other Offers” and its obligations with respect to calling shareholder meetings and acquisition proposals described in this section.

In the event of any material revisions to the superior proposal, TrustAtlantic will be required to deliver a new written notice to First Horizon five business days in advance of its intention to effect a change in TrustAtlantic’s recommendation and to comply with the other requirements described above.

The Merger Agreement requires TrustAtlantic to submit the Merger Agreement to a shareholder vote even if TrustAtlantic’s board of directors effects a change in TrustAtlantic’s recommendation.

If a superior proposal has been made known to the TrustAtlantic shareholders and thereafter the TrustAtlantic shareholders do not approve the Merger at the TrustAtlantic shareholder meeting, and if during the 10 business-day period following the failed shareholder vote First Horizon proposes revised terms and conditions of the Merger Agreement that are no less favorable from a financial point of view to TrustAtlantic shareholders than the acquisition proposal, TrustAtlantic is obligated to resubmit the revised Merger Agreement to its shareholders at a second shareholder meeting (and to comply with the other requirements described above as if such second shareholder meeting was treated as the first shareholder meeting), except that TrustAtlantic will not be obligated to submit the revised Merger Agreement to its shareholders at a second shareholder meeting if:

•	TrustAtlantic’s board of directors effected a change in TrustAtlantic’s recommendation prior to the first shareholder meeting;

•

assuming the Merger Agreement was amended to reflect all adjustments to the terms and conditions proposed by First Horizon during the 10 business-day period following the failed shareholder vote at the first shareholder meeting, the acquisition proposal would continue to constitute a superior proposal; and

•

TrustAtlantic complies with its non-solicitation obligations described below in “—Agreement Not to Solicit Other Offers” and its obligations with respect to calling shareholder meetings and acquisition proposals described in this section (such exception will be referred to as a “No-Match Event”).

For purposes of the Merger Agreement:

•

an “acquisition proposal” means a proposal or offer from, or indication of interest in making a proposal or offer by, any person (other than First Horizon and its subsidiaries, including Merger Sub) relating to any (i) direct or indirect acquisition of assets of TrustAtlantic or its subsidiaries (including any voting equity interests of subsidiaries, but excluding sales of assets in the ordinary course of business) equal to twenty percent (20%) or more of the fair market value of TrustAtlantic’s consolidated assets or to which twenty percent (20%) or more of TrustAtlantic’s net revenues or net income on a consolidated basis are attributable, (ii) direct or indirect acquisition of twenty percent (20%) or more of the voting equity interests of TrustAtlantic, (iii) tender offer or exchange offer that if consummated would result in any person beneficially owning (within the meaning of Section 13(d) of the Exchange Act) twenty percent (20%) or more of the voting equity interests of TrustAtlantic, (iv) merger, consolidation, other business combination or similar transaction involving TrustAtlantic or any of its subsidiaries, pursuant to which such person would own twenty percent (20%) or more of the consolidated assets, net revenues or net income of TrustAtlantic, taken as a whole; or (v) any announcement of a proposal, plan, or intention to do any of the foregoing or any agreement to engage in any of the foregoing;

•

an “alternative transaction” means any of (i) a transaction pursuant to which any person (or group of persons) other than First Horizon or its affiliates, directly or indirectly, acquires or would acquire more than twenty percent (20%) of the outstanding shares of TrustAtlantic common stock or outstanding voting power of TrustAtlantic, or more than twenty percent (20%) of the outstanding shares or voting power of any other series or class of capital stock of TrustAtlantic that would be entitled to a class or series vote with respect to the Merger, whether from TrustAtlantic, or pursuant to a tender offer or exchange offer or otherwise, (ii) a merger, share exchange, consolidation or other business combination involving TrustAtlantic (other than the Merger), (iii) any transaction pursuant to which any person (or group of persons) other than First Horizon or its affiliates acquires or would acquire control of assets (including for this purpose the outstanding equity securities of any TrustAtlantic subsidiaries and securities of the entity surviving any merger or business combination involving any TrustAtlantic subsidiary) of TrustAtlantic or any of its subsidiaries representing more than twenty percent (20%) of the fair market value of all the assets, deposits, net revenues or net income of TrustAtlantic and its subsidiaries, taken as a whole, immediately prior to such transaction or (iv) any other consolidation, business combination, recapitalization or similar transaction involving TrustAtlantic or any of its subsidiaries, other than the transactions contemplated by the Merger Agreement, as a result of which the holders of shares of TrustAtlantic common stock immediately prior to such transaction do not, in the aggregate, own at least eighty percent (80%) of each of the outstanding shares of TrustAtlantic common stock and the outstanding voting power of the surviving or resulting entity in such transaction immediately after the consummation thereof in substantially the same proportion as such holders held the shares of TrustAtlantic common stock immediately prior to the consummation thereof; and

•

“superior proposal” means a bona fide unsolicited written acquisition proposal that (i) is obtained not in breach of the Merger Agreement for all or substantially all of the outstanding shares of TrustAtlantic common stock on terms that the TrustAtlantic board of directors determines in good faith (after consultation with outside legal counsel and TrustAtlantic’s financial advisors) and after taking into account all the terms and conditions of the acquisition proposal and the Merger Agreement (including any proposal by First Horizon to adjust the terms and conditions of the Merger Agreement), including any break-up fees, expense reimbursement provisions, conditions to and expected timing and risks of consummation, the form of consideration offered and the ability of the party making such proposal to obtain financing for such acquisition proposal, and after taking into account all other legal, financial, strategic, regulatory and other aspects of such proposal, including the identity of the party making such proposal, and the Merger Agreement) are more favorable from a financial point of view to its shareholders than the Merger, (ii) is reasonably likely to receive all necessary regulatory approvals and be consummated and (iii) does not contain any condition to closing or similar contingency related to the ability of the party making such proposal to obtain financing.

Agreement Not to Solicit Other Offers

TrustAtlantic also has agreed that it will not, and will cause each of its subsidiaries and its and their respective officers, directors, employees, agents and representatives not to, directly or indirectly:

•	solicit, initiate, encourage or facilitate (including by furnishing information), or take any other action designed to facilitate, any acquisition proposal;

•	participate in any discussions or negotiations regarding an alternative transaction or acquisition proposal; or

•	enter into any agreement regarding any alternative transaction or acquisition proposal.

However, if prior to the approval of the Merger Agreement by TrustAtlantic shareholders, (i) TrustAtlantic receives a superior proposal that was not solicited by TrustAtlantic and that did not otherwise result from a breach of the Merger Agreement, (ii) TrustAtlantic’s board of directors determines in its good faith judgment (after receiving the advice of outside counsel) that a failure to participate in discussions or negotiations with, or provide information to, the person making the superior proposal would violate TrustAtlantic’s board of directors’ fiduciary duties under applicable laws, and (iii) TrustAtlantic gives at least five business days’ notice to First Horizon, TrustAtlantic’s board of directors may:

•

furnish information with respect to it and its subsidiaries to the party making the superior proposal pursuant to a customary confidentiality agreement containing terms no less restrictive to the party making the superior proposal than the terms contained in TrustAtlantic’s confidentiality agreement with First Horizon; provided that a copy of all such written information is simultaneously provided to First Horizon, and

•	participate in discussions regarding the superior proposal.

TrustAtlantic has also agreed to provide First Horizon written and oral notice within one business day following the receipt of any acquisition proposal, material modification to any acquisition proposal or request for nonpublic information or access to TrustAtlantic’s or its subsidiaries’ properties, books or records by any person that has made or, to TrustAtlantic’s knowledge, may be considering making, an acquisition proposal. The notice will indicate the identity of the person making the acquisition proposal or requesting nonpublic information or access and the material terms of the acquisition proposal or modification to an acquisition proposal. TrustAtlantic will keep First Horizon fully informed, on a current basis, of any material changes in the status and any material changes or modifications in the terms of any such acquisition proposal, indication or request.

TrustAtlantic and its subsidiaries have agreed to (i) immediately cease and cause to be terminated any existing discussions or negotiations conducted with any third party with respect to any alternative transaction or acquisition proposal, (ii) enforce and not release any third party from the confidentiality and standstill provisions of any agreement to which TrustAtlantic or its subsidiaries is a party and (iii) immediately terminate any approval previously given under any such provisions authorizing any person to make an acquisition proposal.

Conditions to Complete the Merger

First Horizon’s and TrustAtlantic’s respective obligations to complete the Merger are subject to the fulfillment or waiver of the following conditions:

•

the receipt of required regulatory approvals without conditions or restrictions on the operation of First Horizon or Merger Sub or which materially and adversely impact the value of the Merger, taken as a whole, to First Horizon, such approvals have not been contested by any federal or state governmental authority or any third party by formal proceeding, and any statutory waiting periods have expired;

•	the approval of the Merger Agreement by TrustAtlantic’s common shareholders;

•	the listing of the First Horizon common stock to be issued in the Merger on the NYSE, subject to official notice of issuance;

•

the effectiveness of the registration statement of which this proxy statement/prospectus is a part with respect to the First Horizon common stock to be issued in the Merger under the Exchange Act, and the absence of any stop order or proceedings threatened by the SEC for that purpose;

•

the accuracy of the representations and warranties of each other party in the Merger Agreement as of the closing date of the Merger, subject to the materiality standards provided in the Merger Agreement and the performance of the other party in all material respects of all obligations required to be performed by it at or prior to the Effective Time of the Merger under the Merger Agreement (and the receipt by each party of certificates from the other party to such effects); and

•	receipt by each of First Horizon and TrustAtlantic of an opinion of legal counsel as to certain tax matters.

First Horizon’s and Merger Sub’s obligations to consummate the transactions contemplated by the Merger Agreement are further subject to the following:

•

receipt of a certificate from the secretary of TrustAtlantic, certifying as to the approval of the Merger Agreement and the Merger by TrustAtlantic’s board of directors and the approval of the shareholders of TrustAtlantic as required by applicable law;

•

the consolidated equity of TrustAtlantic, excluding the impact of any goodwill impairment, minus any unrealized gains, or plus any unrealized losses (as the case may be) in TrustAtlantic’s securities portfolio due to mark-to-market adjustments and after taking into account the TrustAtlantic closing expenses, shall not be less than $50 million as determined in accordance with U.S. generally accepted accounting principles, consistently applied; and

•	no more than 10% of the total outstanding shares of TrustAtlantic common stock shall have exercised appraisal rights.

TrustAtlantic’s obligations to consummate the transactions contemplated by the Merger Agreement are further subject to the receipt by TrustAtlantic of an opinion of its financial adviser confirming the fairness of the Merger consideration (which condition has been satisfied).

Neither TrustAtlantic nor First Horizon can provide assurance as to when or if all of the conditions to the Merger can or will be satisfied or waived by the appropriate party. As of the date of this proxy statement/prospectus, neither TrustAtlantic nor First Horizon has reason to believe that any of these conditions will not be satisfied.

Termination of the Merger Agreement

The Merger Agreement can be terminated at any time prior to completion of the Merger by the mutual consent of TrustAtlantic and First Horizon, or by either party in the following circumstances:

•

the Merger has not been completed by the End Date; provided, that if all of the conditions to closing have been satisfied except that First Horizon has not yet received regulatory approval, the End Date will be extended to August 20, 2015; provided further, that if the Merger has not been completed by the End Date, such failure cannot be caused by the terminating party’s breach of the Merger Agreement;

•

any required regulatory approval has been denied by the relevant governmental entity and this denial has become final and nonappealable, or a governmental entity has issued a final, nonappealable injunction permanently enjoining or otherwise prohibiting the consummation of the Merger or the other transactions contemplated by the Merger Agreement;

•

there is a breach of the Merger Agreement by the other party that would cause the conditions for completion of the Merger not to be satisfied, and the breach is not cured prior to the earlier of (i) the End Date, and (ii) 30 days following written notice of the breach by the terminating party or, if by its nature, such breach cannot be cured within such 30 day period, the date of written notice of the breach; or

•

TrustAtlantic shareholders fail to approve the Merger Agreement at the TrustAtlantic Special Meeting, and a No-Match Event shall have occurred, or the Merger Agreement is resubmitted to TrustAtlantic shareholders at a second shareholder meeting and the TrustAtlantic shareholders fail to approve the Merger Agreement at such shareholder meeting.

In addition, First Horizon may terminate the Merger Agreement in the following circumstances:

•

TrustAtlantic shareholders fail to approve the Merger Agreement at the Special Meeting (regardless of whether or not TrustAtlantic is obligated to resubmit the Merger Agreement to its shareholders for approval at a second shareholder meeting as described above in “—TrustAtlantic Shareholder Meeting and Recommendation of TrustAtlantic’s Board of Directors”);

•

TrustAtlantic’s board of directors fails to recommend to the TrustAtlantic shareholders that they approve the Merger Agreement or withdraws, modifies or qualifies such recommendation in a manner adverse to First Horizon;

•

TrustAtlantic’s board of directors fails to reaffirm its recommendation of the Merger within 10 business days after the public announcement of an acquisition proposal (or material modification thereto);

•

TrustAtlantic’s board of directors breaches its non-solicitation obligations described above in “—Agreement Not to Solicit Other Offers” or its obligations with respect to calling shareholder meetings and alternate acquisition proposals described above in “—TrustAtlantic Shareholder Meeting and Recommendation of TrustAtlantic’s Board of Directors"; or

•

TrustAtlantic’s board of directors approves, recommends or endorses, or proposes or resolves to recommend or endorse, an alternative transaction (as described above in “—TrustAtlantic Shareholder Meeting and Recommendation of TrustAtlantic’s Board of Directors”) or acquisition proposal.

TrustAtlantic may terminate the Merger Agreement if both of the following conditions are satisfied:

•	the number obtained by dividing (i) the Average Closing Price by (ii) $12.8225, is less than 0.85; and

•

the number obtained by dividing (i) the Average Closing Price by (ii) $12.8225, is less than the number obtained by (x) dividing the average of the closing price of the KBW Regional Bank Index as quoted on Blooomberg.com (KRX:IND) for the ten consecutive trading days ending on the trading day immediately prior to the Determination Date, by $77.7420 and then (y) subtracting 0.15.

However, in the event TrustAtlantic notifies First Horizon (within two business days of the Determination Date) of its intent to terminate for failure to meet the conditions described above, First Horizon may, within two business days, elect to increase the Merger consideration by adjusting the exchange ratio of 1.3261 so that it equals a number obtained by dividing (i) the product of $12.8225, 0.85 and 1.3261 by (ii) the Average Closing Price, in which case TrustAtlantic may not terminate pursuant to this condition.

Effect of Termination

If the Merger Agreement is terminated, it will become void, except that (i) both First Horizon and TrustAtlantic will remain liable for any willful and material breach of the Merger Agreement and (ii) designated provisions of the Merger Agreement will survive the termination, including those relating to payment of fees and the confidential treatment of information.

Termination Fee

TrustAtlantic will pay First Horizon a $3.25 million termination fee in the following circumstances:

•	if First Horizon terminates the Merger Agreement after an acquisition proposal or intent to make an acquisition proposal is made known to TrustAtlantic or its shareholders after the date of the Merger Agreement; and the Merger Agreement is terminated because:

•

TrustAtlantic has breached or is in breach of any representation, warranty, covenant or agreement in the Merger Agreement that would, individually, or together with all such other uncured breaches, constitute grounds for the failure of any condition to the consummation of the transactions contemplated by the Merger Agreement, and such breach is not cured before the earlier of the End Date and the thirtieth day after written notice of the breach, or upon written notice if such breach cannot be cured within such time period;

•

TrustAtlantic’s board of directors fails to recommend to the TrustAtlantic shareholders that they approve the Merger Agreement or withdraws, modifies or qualifies such recommendation in a manner adverse to First Horizon;

•

TrustAtlantic’s board of directors fails to reaffirm its recommendation of the Merger within 10 business days after the public announcement of an acquisition proposal (or material modification thereto);

•

TrustAtlantic’s board of directors breaches its non-solicitation obligations described above in “—Agreement Not to Solicit Other Offers” or its obligations with respect to calling shareholder meetings and acquisition proposals described above in “—TrustAtlantic Shareholder Meeting and Recommendation of TrustAtlantic’s Board of Directors”;

•

TrustAtlantic’s board of directors has approved, recommended or endorsed (or in the case of a tender or exchange offer, failed to promptly recommend rejection of), or proposed or resolved to recommend or endorse (or in the case of a tender or exchange offer, failed to promptly recommend rejection of), an alternative transaction or acquisition proposal; or

•	TrustAtlantic shareholders fail to approve the Merger Agreement at the shareholder meeting;

and TrustAtlantic completes or agrees to an alternative transaction within 12 months of the date of such shareholder meeting.

•	if TrustAtlantic terminates the Merger Agreement after an acquisition proposal or intent to make an acquisition proposal is made known to TrustAtlantic or its shareholders after the date of the Merger Agreement; and the Merger Agreement is terminated because:

•

TrustAtlantic shareholders fail to approve the Merger Agreement at the shareholder meeting, and TrustAtlantic is not obligated to resubmit the Merger Agreement to its shareholders for approval at a second shareholder meeting as described above in “—TrustAtlantic Shareholder Meeting and Recommendation of TrustAtlantic’s Board of Directors”; or

•	the Merger Agreement is resubmitted to TrustAtlantic shareholders at a second shareholder meeting and the TrustAtlantic shareholders fail to approve the Merger Agreement at such shareholder meeting;

and TrustAtlantic completes or agrees to an alternative transaction within 12 months of the date of such shareholder meeting.

Expenses and Fees

Except as set forth above, each of First Horizon and TrustAtlantic will be responsible for all costs and expenses incurred by it in connection with the negotiation and completion of the transactions contemplated by the Merger Agreement.

Amendment, Waiver and Extension of the Merger Agreement

Subject to applicable law, the Merger Agreement may be amended only by a written agreement signed by the parties to the Merger Agreement. However, after any approval of the Merger Agreement by TrustAtlantic’s shareholders, there may not be, without further approval of TrustAtlantic’s shareholders, any amendment of the Merger Agreement that requires further approval under applicable law.

At any time prior to the Effective Time of the Merger, each party may, to the extent legally allowed, and by written notice: extend the time for the performance of any of the obligations or other acts of the other party; waive any inaccuracies in the representations and warranties of the other party contained in the Merger Agreement or in any document delivered pursuant to the Merger Agreement; and waive compliance by the other party with any of the agreements and conditions contained in the Merger Agreement.

Voting Agreements

In connection with entering into the Merger Agreement, First Horizon entered into a voting agreement with each of the directors of TrustAtlantic, which we refer to collectively as the voting agreements. The following summary of the voting agreements is subject to, and qualified in its entirety by reference to, the form of voting agreement attached to this proxy statement/prospectus as Exhibit A to Annex A.

Pursuant to the voting agreements, each shareholder party to a voting agreement agreed to vote its shares of TrustAtlantic common stock:

•	in favor of adoption and approval of the Merger Agreement;

•	in favor of each of the other actions contemplated by the Merger Agreement;

•

against any action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of TrustAtlantic in the Merger Agreement or of a shareholder contained in the voting agreement; and

•

against any acquisition proposal or any other action, agreement or transaction that is intended, or could reasonably be expected, to impede, interfere or be inconsistent with, delay, postpone, discourage or materially and adversely affect consummation of the transactions contemplated by the Merger Agreement or the voting agreement.

The voting agreements provide that each shareholder party to a voting agreement will not, other than pursuant to the Merger, directly or indirectly sell, transfer, pledge, assign or otherwise dispose of, or enter into any contract option, commitment or other arrangement or understanding with respect to the sale, transfer, pledge, assignment or other disposition of, any of the TrustAtlantic shares owned by such shareholder. However, the following transfers are permitted: transfers by will or operation of law, transfers pursuant to any pledge agreement, pursuant to which the transferee agrees to be bound by the terms of the voting agreement, transfers in connection with estate and tax planning purposes, provided the transferee agrees to be bound by the terms of the voting agreement, transfers to TrustAtlantic pursuant to the exercise of stock options in connection with a cashless exercise or to satisfy a tax withholding obligation for any previously granted equity award, and such transfers as First Horizon may otherwise permit in its sole discretion.

The voting agreements also provide that each shareholder party to a voting agreement agrees to not, nor to authorize any shareholder, member, partner, officer, director, advisor or representative of such shareholder or any of such shareholder’s affiliates, to: (i) solicit, initiate, encourage, facilitate (including by furnishing information), or take any other action designed to facilitate an acquisition proposal, (ii) participate in any discussions or negotiations regarding an alternative transaction or acquisition proposal, or (iii) enter into any agreement regarding any alternative transaction or acquisition proposal; provided, however, such shareholder is permitted to take such actions prior to the approval of the Merger Agreement by TrustAtlantic shareholders, if (x) TrustAtlantic receives a superior proposal that was not solicited by TrustAtlantic and that did not otherwise result from a breach of the Merger Agreement, (y) TrustAtlantic’s board of directors determines in its good faith judgment (after receiving the advice of outside counsel) that a failure to participate in discussions or negotiations with, or provide information to, the person making the superior proposal would violate TrustAtlantic’s board of directors’ fiduciary duties under applicable laws, and (z) TrustAtlantic gives at least five business days’ notice to First Horizon of its intention to take the foregoing actions.

The voting agreements also provide that each shareholder party to a voting agreement authorizes First Horizon to vote the TrustAtlantic shares owned by such shareholder at any meeting of the TrustAtlantic shareholders. This authority to vote automatically terminates upon the termination of the voting agreement.

The voting agreements may be terminated at any time prior to completion of the Merger by the written consent of the parties to the voting agreement, and will automatically terminate upon the earlier of the Effective Time of the Merger, the termination of the Merger Agreement in accordance with its terms or the occurrence of a No-Match Event.

As of  , 2015, the record date for the Special Meeting, the shareholders that are party to the voting agreements beneficially own an aggregate of approximately   outstanding shares of TrustAtlantic common stock, which represent approximately  % of the shares of TrustAtlantic common stock entitled to vote at the Special Meeting.

ACCOUNTING TREATMENT

The Merger will be accounted for as an acquisition by First Horizon using the acquisition method of accounting. Accordingly, the assets (including identifiable intangible assets) and liabilities (including executory contracts and other commitments) of TrustAtlantic as of the Effective Time of the Merger will be recorded at their respective fair values and added to those of First Horizon. Any excess of purchase price over the fair values will be recorded as goodwill. Consolidated financial statements of First Horizon issued after the Merger will reflect these fair values and will not be restated retroactively to reflect the historical financial position or results of operations of TrustAtlantic.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

The following is a general discussion of the anticipated material U.S. federal income tax consequences of the Merger to “U.S. holders” (as defined below) of TrustAtlantic common stock who exchange shares of TrustAtlantic common stock for shares of First Horizon common stock, cash, or a combination of shares of First Horizon common stock and cash pursuant to the Merger.

For purposes of this discussion, the term “U.S. holder” means a beneficial owner of TrustAtlantic common stock that is for U.S. federal income tax purposes (1) an individual citizen or resident of the United States, (2) a corporation, or entity treated as a corporation, created or organized in or under the laws of the United States or any state or political subdivision thereof, (3) a trust if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) such trust has made a valid election to be treated as a U.S. person for U.S. federal income tax purposes or (4) an estate, whose income is includible in gross income for U.S. federal income tax purposes, regardless of its source.

The following discussion is limited to U.S. holders of shares of TrustAtlantic common stock who hold such shares as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment). Further, this discussion does not purport to consider all aspects of U.S. federal income taxation that might be relevant to U.S. holders in light of their particular circumstances and does not apply to U.S. holders subject to special treatment under the U.S. federal income tax laws (such as, for example, dealers or brokers in securities, commodities or foreign currencies, traders in securities that elect to apply a mark-to-market method of accounting, banks and certain other financial institutions, insurance companies, mutual funds, tax-exempt organizations, holders liable for the alternative minimum tax, partnerships or other pass-through entities or investors in partnerships or such other pass-through entities, regulated investment companies, real estate investment trusts, controlled foreign corporations, passive foreign investment companies, former citizens or residents of the United States, U.S. expatriates, holders whose functional currency is not the U.S. dollar, holders who hold shares of TrustAtlantic common stock as part of a hedge, straddle, constructive sale or conversion transaction or other integrated investment, persons who are not U.S. holders, holders who acquired TrustAtlantic common stock pursuant to the exercise of employee stock options, through a tax-qualified retirement plan or otherwise as compensation, or holders who exercise appraisal rights).

The U.S. federal income tax consequences to a partner in an entity or arrangement treated as a partnership for U.S. federal income tax purposes that holds TrustAtlantic common stock generally will depend on the status of the partner and the activities of the partnership. Partnerships and partners in a partnership holding TrustAtlantic common stock should consult their own tax advisors.

This discussion is based upon the Code, its legislative history, the U.S. Treasury regulations promulgated thereunder, and judicial and administrative authorities, rulings and decisions, all as in effect as of the date of this proxy statement/prospectus. These authorities may change, possibly with retroactive effect, and any such change could affect the accuracy of the statements and conclusions set forth in this discussion. This discussion does not address any tax consequences arising under the unearned income Medicare contribution tax pursuant to Section 1411 of the Code, any U.S. federal estate or gift tax consequences, or any state, local, or foreign tax consequences, nor does it address any U.S. federal tax considerations other than those pertaining to the U.S. federal income tax.

The parties intend for the Merger to qualify as a reorganization within the meaning of Section 368(a) of the Code for U.S. federal income tax purposes. It is a condition to the obligation of First Horizon to complete the Merger that First Horizon receive an opinion from Baker, Donelson, Bearman, Caldwell & Berkowitz, PC, dated the date the Merger is completed, substantially to the effect that the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code. It is also a condition to the obligation of TrustAtlantic to complete the Merger that TrustAtlantic receive an opinion from Wyrick Robbins Yates & Ponton LLP, dated the date the Merger is completed, substantially to the effect that the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code. In addition, in connection with the filing of the registration statement of which this document is a part, Baker, Donelson, Bearman, Caldwell & Berkowitz, PC has delivered an opinion to First Horizon and Wyrick Robbins Yates & Ponton LLP has delivered an opinion to TrustAtlantic to the same effect as the opinions described above. These opinions will be based on assumptions, representations, warranties, and covenants, including those contained in the Merger Agreement and in tax representation letters provided by First Horizon and TrustAtlantic. The accuracy of such assumptions, representations, and warranties, and compliance with such covenants, could affect the conclusions set forth in such opinions. The opinions described above will not be binding on the Internal Revenue Service, which we refer to as the IRS. First Horizon and TrustAtlantic have not sought and will not seek any ruling from the IRS regarding any matters relating to the Merger and, as a result, there can be no assurance that the IRS will not assert, or that a court would not sustain, a position contrary to any of the conclusions set forth below. Accordingly, each TrustAtlantic shareholder should consult its own tax advisor with respect to the particular tax consequences of the Merger to such holder. In addition, because a TrustAtlantic shareholder may receive a mix of cash and stock despite having made a cash election or stock election, it will not be possible for holders of TrustAtlantic common stock to determine the specific tax consequences of the Merger to them at the time of making the election.

Tax Consequences of the Merger Generally to U.S. Holders of TrustAtlantic Common Stock

If the Merger is treated as a “reorganization” within the meaning of Section 368(a) of the Code, the material federal income tax consequences to a U.S. holder will generally be as follows:

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Gain or loss will be recognized by those U.S. holders receiving solely cash in exchange for shares of TrustAtlantic common stock pursuant to the Merger, in an amount equal to the difference between the amount of cash received by such holder and such holder’s cost basis in such holder’s shares of TrustAtlantic common stock; provided, however, that such treatment is subject to the discussion below in the section entitled “Potential Recharacterization as a Dividend” for certain holders who otherwise directly or indirectly own shares prior to the Merger of First Horizon.

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No gain or loss will be recognized by those U.S. holders receiving solely shares of First Horizon common stock in exchange for shares of TrustAtlantic common stock (except with respect to any cash received instead of fractional shares of First Horizon common stock, as discussed below in the section entitled “Cash Received Instead of a Fractional Share of First Horizon Common Stock”).

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Gain (but not loss) will be recognized by U.S. holders who receive shares of First Horizon common stock (including fractional shares of First Horizon common stock, if any, deemed to be received and exchanged as discussed below in the section entitled “Cash Received Instead of a Fractional Share of First Horizon Common Stock”) and cash in exchange for shares of TrustAtlantic common stock pursuant to the Merger (other than any cash received instead of fractional shares of First Horizon common stock, as discussed below in the section entitled “Cash Received Instead of a Fractional Share of First Horizon Common Stock”), in an amount equal to the lesser of (1) the sum of the amount of cash (other than any cash received instead of a fractional share of First Horizon common stock) and the fair market value of the First Horizon common stock received, minus the adjusted tax basis of the TrustAtlantic common stock surrendered in exchange therefor and (2) the amount of cash received by the holder (other than any cash received instead of a fractional share of First

Horizon common stock); provided, however, that such treatment is subject to the discussion below in the section entitled “Potential Recharacterization as a Dividend” for certain holders who otherwise directly or indirectly own shares prior to the Merger of First Horizon.

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The aggregate tax basis of the First Horizon common stock received by a U.S. holder in the Merger (including any fractional shares of First Horizon common stock, if any deemed received and exchanged for cash as discussed below in the section entitled “Cash Received Instead of a Fractional Share of First Horizon Common Stock”) will be equal to the aggregate adjusted tax basis of the shares of TrustAtlantic common stock surrendered, reduced by the amount of cash received by the holder in the Merger (excluding any cash received in lieu of a fractional share of First Horizon common stock) and increased by the amount of gain, if any, recognized by the holder (excluding any gain or loss resulting from the deemed receipt and exchange of fractional shares of First Horizon common stock).

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The holding period of the First Horizon common stock received by a U.S. holder in the Merger (including any fractional share of First Horizon common stock, if any, deemed received and exchanged for cash as discussed below in the section entitled “Cash Received Instead of a Fractional Share of First Horizon Common Stock”) will include the holding period of the TrustAtlantic common stock surrendered in exchange for such First Horizon stock.

If a U.S. holder of TrustAtlantic common stock acquired different blocks of TrustAtlantic common stock at different times or different prices, any gain or loss will be determined separately with respect to each block of TrustAtlantic common stock and such U.S. holder’s bases and holding periods in the shares of First Horizon common stock may be determined separately with reference to each block of TrustAtlantic common stock. Any such holders should consult their tax advisors regarding the manner in which cash and First Horizon common stock received in the Merger should be allocated among different blocks of TrustAtlantic common stock and regarding their bases and holding periods in the particular shares of First Horizon common stock received in the Merger.

Gain or loss that U.S. holders of TrustAtlantic common stock recognize in connection with the Merger generally will constitute capital gain or loss and will be long-term capital gain or loss if, as of the date the Merger is effective, the U.S. holder’s holding period with respect to the TrustAtlantic common stock surrendered exceeds one year. Long-term capital gains of certain noncorporate U.S. holders, including individuals, are generally subject to U.S. federal income tax at preferential rates. The deductibility of capital losses is subject to limitations.

Potential Recharacterization as a Dividend

In some cases, such as if the U.S. holder of TrustAtlantic common stock actually or constructively owns more than a minimal amount of First Horizon common stock, cash proceeds received from the Merger could be treated as having the effect of a distribution of a dividend, under the tests set forth in Section 302 of the Code, in which case such cash proceeds could be treated in whole or in part as dividend income, either ordinary dividend income or qualified dividend income taxable at capital gains rates depending on the circumstances. These rules are complex and dependent upon the specific factual circumstances particular to each U.S. holder. Consequently, each U.S. holder that may be subject to these rules should consult its own tax advisor as to the application of these rules to the particular facts relevant to such U.S. holder.

Cash Received Instead of a Fractional Share of First Horizon Common Stock

A U.S. holder who receives cash instead of a fractional share of First Horizon common stock generally will be treated as having received such fractional share pursuant to the Merger and then as having received cash in exchange for such fractional share. Gain or loss generally will be recognized based on the difference between the amount of cash received instead of the fractional share and the tax basis allocated to such fractional share of First Horizon common stock. Except as described above, such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if, as of the date the Merger is effective, the holding period for the fractional share exceeds one year. Long-term capital gains of certain noncorporate U.S. holders, including individuals, are generally subject to U.S. federal income tax at preferential rates. The deductibility of capital losses is subject to limitations.

Information Reporting

A U.S. holder of TrustAtlantic common stock who receives First Horizon common stock as a result of the Merger will be required to retain records pertaining to the Merger. Each U.S. holder of TrustAtlantic common stock who is required to file a U.S. federal income-tax return and who is a “significant holder” that receives First Horizon common stock in the Merger will be required to file a statement with such U.S. federal income-tax return in accordance with Treasury regulations Section 1.368-3 setting forth certain information, including the basis and fair market value of such U.S. holder’s TrustAtlantic common stock surrendered in the Merger. A “significant holder” is a holder of TrustAtlantic common stock who, immediately before the Merger, owned at least 1% of the outstanding stock of TrustAtlantic (by either voting power or value) or securities of TrustAtlantic with a basis for federal income-tax purposes of at least $1 million.

Backup Withholding

Cash payments received in the Merger and dividends payable to a noncorporate holder may, under certain circumstances, be subject to information reporting and backup withholding (currently at a rate of 28%), unless the U.S. holder provides proof of an applicable exemption or furnishes its taxpayer identification number, and otherwise complies with all applicable requirements of the backup withholding rules. Any amounts withheld from payments to a holder under the backup withholding rules are not an additional tax and will be allowed as a refund or credit against the holder’s U.S. federal income tax liability, provided that the required information is timely furnished to the IRS.

The preceding discussion is intended only as a summary of material U.S. federal income tax consequences of the Merger. It is not a complete analysis or discussion of all potential tax effects that may be important to you. Thus, holders of TrustAtlantic common stock should consult their tax advisors as to the specific tax consequences to them of the Merger, including the applicability and effect of the alternative minimum tax and any state, local, foreign and other tax laws.

COMPARISON OF SHAREHOLDERS’ RIGHTS

TrustAtlantic is incorporated under the laws of the State of North Carolina and accordingly, the rights of its shareholders are governed by North Carolina law and its articles of incorporation and bylaws. First Horizon is incorporated under the laws of the State of Tennessee, and accordingly, the rights of its shareholders are governed by Tennessee law and its charter and bylaws. After the Merger, the rights of TrustAtlantic shareholders who elect to receive shares of First Horizon common stock in the Merger will be determined by reference to First Horizon’s charter and bylaws and Tennessee law. The following is a summary of the material differences between the current rights of TrustAtlantic shareholders and the current rights of First Horizon common shareholders.

First Horizon and TrustAtlantic believe that this summary describes the material differences between the rights of holders of First Horizon common stock as of the date of this proxy statement/prospectus and the rights of holders of TrustAtlantic common stock as of the date of this proxy statement/prospectus; however, it does not purport to be a complete description of those differences. Copies of First Horizon’s governing documents have been filed with the SEC. To find out where copies of these documents can be obtained, see “Where You Can Find More Information.”

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Authorized Capital Stock

First Horizon’s charter authorizes it to issue up to 400,000,000 shares of common stock, $0.625 par value, and 5,000,000 shares of series preferred stock, no par value. As of the record date, there were   shares of First Horizon common stock outstanding, zero shares of First Horizon common stock held in treasury, and 1,000 shares of Series A Preferred outstanding. First Horizon’s board of directors may designate the terms and preferences, and authorize the issuance, of additional classes of preferred stock, up to theamount authorized in the charter, without shareholder action or approval.

TrustAtlantic’s articles of incorporation authorize TrustAtlantic to issue up to 100,000,000 shares of common stock, no par value, and 20,000,000 shares of series preferred stock, no par value. As of the record date, there were   shares of TrustAtlantic common stock outstanding and no shares of preferred stock outstanding.

Board of Directors
Number

First Horizon’s bylaws provide that its board of directors shall consist of twelve directors. Any change in the number of directors on First Horizon’s board of directors requires an amendment to the bylaws and the affirmative vote of a majority of the directors then in office.

TrustAtlantic’s bylaws provide that its board of directors shall consist of between one and 25 directors. The number of directors constituting the TrustAtlantic board of directors may be fixed or changed within that range, by the shareholders by the affirmative vote of two- thirds of the issued and outstanding shares of the corporation entitled to vote in the election of directors, or by the board of directors by the affirmative vote of two-thirds of all directors then in office.

Classification; Term; Qualification	First Horizon’s charter does not separate the directors into classes with staggered, multi-year terms of office. Instead, directors are elected to one year terms.

TrustAtlantic has a classified board of directors with directors divided into three classes, with each class elected to staggered three-year terms so that the terms of approximately one-third of the directors expire each year.

Eligibility and Mandatory Retirement

Any First Horizon director who is 72 on or before the last day of the term for which he or she was elected shall not be nominated for re- election. The First Horizon Board may increase the mandatory retirement age by three years to age 75 for any director.

No person is eligible to stand for election to TrustAtlantic’s board of directors if such person would be 70 years of age or older at the time of election.
A First Horizon director who leaves hisor her principal position (other than by promotion)

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while serving on the First Horizon Board is expected to tender his or her resignation for consideration by the Board. The tender may be accepted or rejected by the Board based on the Board’s determinations of certain factors specified in First Horizon’s bylaws.

Election

First Horizon’s charter provides that each director will be elected by the affirmative vote of a majority of the votes cast with respect to the director in an uncontested election of directors at a meeting at which a quorum is present. For this purpose, the “affirmative vote of a majority of the votes cast” means that the number of votes cast “for” exceeds the number of votes cast “against” that director. If the election is contested, the directors will be elected by the vote of a plurality of the votes cast by the shares entitled to vote in the election at any such meeting.

Under North Carolina law, each director of TrustAtlantic is elected by the affirmative vote of a majority of the votes cast with respect to the director in an uncontested election of directors at a meeting at which a quorum is present. For this purpose, the “affirmative vote of a majority of the votes cast” means that the number of votes cast “for” exceeds the number of votes cast “against” that director. If the election is contested, the directors will be elected by the vote of a plurality of the votes cast by the shares entitled to vote in the election at any such meeting.

First Horizon has a director resignation policy that provides that a director who does not receive the affirmative vote of a majority of the votes cast with respect to his or her election must tender his or her resignation. First Horizon’s Nominating & Corporate Governance Committee must then promptly consider the resignation offer and a range of possible responses and make a recommendation to the board of directors. The board of directors will act on the Nominating & Corporate Governance Committee’s recommendation within 90 days following certification of the shareholder vote.

TrustAtlantic does not have a director resignation policy.
Vacancies

First Horizon’s charter and bylaws provide that vacancies on First Horizon’s board of directors for any reason (except removal from office) and newly created directorships resulting from an increase in the number of directors may only be filled by the directors. Any vacancy on the board of directors resulting from a director being removed from office may be filled by the affirmative vote the holders of at least a majority of the voting power of all outstanding voting stock or, if the shareholders do not so fill such vacancy, by a majority of the directors then in office.

Vacancies on TrustAtlantic’s board of directors and newly created directorships resulting from an increase in the number of directors may be filled by the directors or by the shareholders.

The bylaws provide that directors elected to fill a newly created directorship or other vacancy will hold office for a term expiring at the next shareholders’ meeting at which directors are elected and until such director’s successor has been duly elected and qualified.

Removal

Under First Horizon’s charter and bylaws, directors may be removed by the shareholders only for cause by the affirmative vote of the holders of at least a majority of the voting power of all outstanding voting stock.

Under TrustAtlantic’s bylaws, any one or more directors may be removed at a meeting of shareholders with respect to which notice is given, with cause, upon the affirmative vote the holders of at least a majority of the

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issued and outstanding shares of the corporation. Furthermore, a director may be removed at a meeting of shareholders with respect to which notice is given, without cause, upon the affirmative vote the holders of at least two-thirds of the issued and outstanding shares of the corporation.

Shareholder Meetings
Special Meetings

Under First Horizon’s bylaws, a special meeting of shareholders may be called by resolution of a majority of the board of directors or by the Chairman of the board of directors. Under the TBCA, the holders of at least 10% of the votes entitled to be cast may call a special meeting of shareholders.

Under TrustAtlantic’s bylaws, a special meeting of shareholders may be called by the board of directors, the president or by the corporation upon the written request of any one or more shareholders owning at least 25% of the outstanding capital stock of the corporation.

Voting Rights

Holders of shares of First Horizon common stock are entitled to one vote per share in the election of directors and on all other matters submitted to a vote at a meeting of shareholders. First Horizon shareholders do not have the right to cumulate their votes with respect to the election of directors.

Holders of shares of TrustAtlantic common stock are entitled to one vote per share in the election of directors and on all other matters submitted to a vote at a meeting of shareholders. TrustAtlantic shareholders do not have the right to cumulate their votes with respect to the election of directors.

Actions by Written Consent

Under the Tennessee Business Corporations Act, or TBCA, any action required or permitted to be taken at an annual or special meeting of shareholders of the common stock may be taken without a meeting, without prior notice, and without a vote, if before or after the action all the shareholders entitled to vote consent in writing.

Under the North Carolina Business Corporation Act, or NCBCA, any action required or permitted to be taken at an annual or special meeting of shareholders may be taken without a meeting, without prior notice, and without a vote, if before or after the action all the shareholders entitled to vote consent in writing

Quorum

Under First Horizon’s bylaws, the presence in person or by proxy of holders of a majority of the shares entitled to vote at a meeting of First Horizon shareholders constitutes a quorum for such meeting of shareholders. If a quorum is not present or represented at a meeting of shareholders, the chairman of the meeting or the holders of a majority of the shares entitled to vote at the meeting who are present or represented at the meeting may adjourn the meeting until a quorum is obtained.

Under TrustAtlantic’s bylaws, the presence in person or by proxy of holders of a majority of the outstanding shares of stock constitutes a quorum for the transaction of business at a meeting of shareholders. If a quorum is not present or represented at a meeting of shareholders, a leser number of shareholders may adjourn the meeting from day to day until a quorum is obtained, provided there is an announcement of the time and place to which the meeting is adjourned.

Advance Notice Requirements for Shareholder Nominations and Other Proposals

First Horizon’s bylaws provide that, for a proposal relating to the nomination of a director to be elected to the board of directors, the shareholder must deliver timely written notice to First Horizon’s secretary before the meeting. To be considered timely, the notice must be received by the secretary not less than 90 days or more than 120 days prior to the date of the meeting, provided, however, if fewer than 100 days’ notice or prior public disclosure of the date of the meeting is given to shareholders, notice by the shareholders to be timely must be delivered or received not later than the close of business on the 10th day following the earlier of (i) the day on which such notice of the date of such

TrustAtlantic’s bylaws do not contain an advance notice provision for shareholder nominations or other proposals.

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meeting was mailed, or (ii) the day on which such public disclosure was made.

To be in proper written form, each notice of proposal must set forth (i) for proposed nominees, the name, age and address of such person, principal occupation or employment, shares beneficially owned, and other information required to be disclosed by federal securities laws, (ii) for other proposals, a brief description of the business desired to be brought before the meeting, the reasons for conducting such business at the meeting and any material interest in such business of the shareholder, on whose behalf the proposal is made; and in each case (iii) as to the shareholder giving the notice (A) the name, age and address of the shareholder and any other shareholder known by such shareholder to be supporting the proposal; (B) the class and number of shares of First Horizon stock beneficially owned by such shareholder on the date of such shareholder’s notice and by any other shareholders known by such shareholder to be supporting such proposal.

Notice of Shareholder Meeting

First Horizon’s bylaws provide that First Horizon must give written notice between ten days and two months before any shareholder meeting to each shareholder entitled to vote at such meeting. The notice must state the date, time and place of the meeting. If the meeting is a special meeting of the shareholders, the notice of the meeting must state the purposes of the meeting. Notice must be given by mail, postage prepaid, or otherwise delivered to each shareholder.

TrustAtlantic’s bylaws provide that TrustAtlantic must give written notice between 10 and 60 days before any shareholder meeting to each shareholder entitled to vote at such meeting. The notice must state the date, time and place of the meeting. If the meeting is a special meeting of the shareholders, the notice of the meeting must state the purposes of the meeting.

Stock Transfer Restrictions

Certain shares of First Horizon’s common stock may be subject to transfer restrictions pursuant to the Securities Act of 1933, as amended, Rule 144 promulgated thereunder, and the Tennessee Securities Act.

Certain shares of TrustAtlantic’s common stock may be subject to transfer restrictions pursuant to the Securities Act of 1933, as amended, Rule 144 promulgated thereunder, and the North Carolina Securities Act.

Dissenters’ Rights

The TBCA provides that a shareholder of acorporation is generally entitled to receivepayment of the fair value of his or her stock if the shareholder dissents from transactions including a proposed merger, share exchange or a sale of substantially all of the assets of the corporation. However, dissenters’ rights generally are not available to holders of shares, such as shares of First Horizon common stock, where the company (rather than a company subsidiary) is not one of the merging parties. Additionally, Section 48-23-102 of the TBCA provides that appraisal rights are generally not available to holders of shares of a security which, is listed on an exchange registered under § 6 of the Securities Exchange Act of 1934, compiled in 15 U.S.C. § 78f, as amended, or is a “national market system security,” as defined in the rules

Under Article 13 of the NCBCA, certain shareholders have appraisal rights to obtain “fair value” for their shares in connection with certain business combinations and corporate actions. The Appraisal rights are generally not available to holders of shares where the company’s stock is traded on a securities exchange or otherwise considered a “covered security” under section 18(b)(1)(A) of the Securities Act of 1933, as amended, or if the stock is held by at least 2,000 shareholders of record with an aggregate market float of at least $20 million.

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promulgated pursuant to the Securities Exchange Act of 1934, compiled in 15 U.S.C. § 78a, as amended.
Dividends

First Horizon’s bylaws provide that First Horizon’s board of directors may declare a dividend and direct payment of dividends or other distributions upon the outstanding shares out of funds legally available for such purposes as permitted by law.

Holders of TrustAtlantic capital stock are entitled to receive dividends when, and if, declared by TrustAtlantic’s board of directors out of funds legally available for that purpose.

Under Tennessee law, which is the law of the state where First Horizon is incorporated, First Horizon may not declare a dividend if, after giving effect to such dividend, it would not be able to pay its debts as the debts become due in its usual course of business or if its total assets would be less than the sum of its total liabilities, plus, unless the charter permits otherwise, the amount that would be needed, if First Horizon were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution.

The NCBCA prohibits the payment of a dividend if, after giving it effect, the corporation would not be able to pay its debts as they become due in the usual course of business or if the corporation’s total assets would be less than the sum of its total liabilities plus the amount that would be needed, if it were to be dissolved, to satisfy the preferential rights upon dissolution of any preferred shareholders.

Amendments to Organizational Documents
Charter

Unless otherwise provided in the charter, the TBCA provides that with the limited exception of certain non-substantive amendments that can be adopted by the board of directors without shareholder action, a corporation’s board of directors may propose one or more amendments to the charter for submission to the shareholders. The proposed amendment (excluding Article 12 relating to directors and the bylaws) is adopted if it receives the affirmative vote of a majority of the outstanding shares entitled to vote on the proposed amendment. Amendments to Article 12 require an affirmative vote of at least 80% of the outstanding shares entitled to vote.

The NCBCA provides that a corporation’s board of directors may propose one or more amendments to the corporation’s articles of incorporation for submission to the shareholders. The board of directors must recommend any proposed amendment to the shareholders and such amendment is approved if it receives the affirmative vote of a majority of the outstanding shares entitled to vote on the proposed amendment.

Bylaws

First Horizon’s bylaws may be amended or repealed or new bylaws adopted either by a majority of the board of directors or by a vote of the holders of at least 80% of the outstanding shares of stock entitled to vote at any annual or special meeting if notice of the proposed amendment, repeal, or adoption is contained in the notice of the meeting.

TrustAtlantic’s bylaws may be amended or repealed or new bylaws adopted by a majority of the board of directors or by a vote of the holders of a majority of the outstanding shares of stock entitled to vote at any annual or special meeting if notice of the general nature of the proposed change is given in the notice of meeting. The shareholders may provide by resolution that any bylaw provision repealed, amended, adopted or altered by them may not be repealed, amended, adopted or altered by the Board of Directors.

Liability and Indemnification of Directors and Officers
Personal Liability	First Horizon’s charter provides that directors of First Horizon will not be personally liable	TrustAtlantic’s articles of incorporation provide for the elimination of directors’

	FIRST HORIZON	TRUSTATLANTIC

to First Horizon or its shareholders for money damages, except for liability (i) for any breach of the director’s duty of loyalty to First Horizon or its shareholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, or (iii) under Section 48-18-302 of the TBCA (with respect to the unlawful payment of any dividends).

personal liability to the fullest extent permitted by the NCBCA.
Indemnification

First Horizon’s bylaws provide that if any current or former officer is wholly successful in the defense of any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative and whether formal or informal, and such officer is a party to such proceeding as a result of his or her position with First Horizon, the officer will be entitled to indemnification. If any current or former officer is not wholly successful, he or she may still be entitled to indemnification if the officer (i) acted in good faith, (ii) reasonably believed that the conduct was in First Horizon’s best interest, and (iii) the officer had no reason to think the conduct was unlawful. However, First Horizon will not indemnify any officer in any proceeding where the officer is charged with receiving an improper benefit. Such officer is entitled to an advancement of indemnifiable expenses provided that the officer agrees to repay the advance if it is ultimately determined that the officer is not entitled to indemnification and indemnification is not otherwise precluded.
Employees and former directors are entitled to the same indemnification rights as any officer.
First Horizon’s bylaws provide that First Horizon may purchase and maintain insurance on behalf of its directors, officers, employees and agents against any liability, whether or not First Horizon would have the power to indemnify such person against such liability under its charter. First Horizon maintains such insurance.
First Horizon’s bylaws provide mandatory indemnification to each director and to officers designated by the board to the maximum extent permitted by law and authorize individual indemnity agreements. Each of First Horizon’s directors and certain of its officers have been provided indemnification pursuant to indemnity agreements, forms of which are on file with the SEC.

Except to the extent otherwise limited by a corporation’s articles of incorporation, the NCBCA requires a corporation to indemnify a director who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which he was a party because he is or was a director of the corporation against reasonable expenses incurred by him in connection with the proceeding. TrustAtlantic’s articles of incorporation do not contain a provision limiting this mandatory indemnification and its bylaws contain a provision that is substantially identical to the mandatory indemnification provision under the NCBCA.
TrustAtlantic’s bylaws provide that it shall indemnify or obligate itself to indemnify an individual made party to a proceeding because he or she is or was a director, officer, employee or agent of TrustAtlantic for reasonable expenses, judgments fines, penalties and amounts paid in settlement (including attorneys’ fees) incurred in connection with a proceeding if the individual acted in a manner he or she believed in good faith to be in, or not opposed to, the best interests of the corporation and not unlawful.
Employees and former directors of TrustAtlantic are entitled to the same indemnification rights as any officer.
TrustAtlantic’s bylaws provide that TrustAtlantic may purchase and maintain insurance on behalf of its directors, officers, employees and agents against any liability, whether or not TrustAtlantic would have the power to indemnify such person against such liability under its charter. TrustAtlantic maintains such insurance.

Preemptive Rights	Under the TBCA, shareholders do not have preemptive rights unless the corporation’s charter provides otherwise. First Horizon’s charter does not provide for preemptive rights.	Under the NCBCA, shareholders do not have preemptive rights unless the corporation’s articles of incorporation provide otherwise. TrustAtlantic’s charter does not provide for preemptive rights.

	FIRST HORIZON	TRUSTATLANTIC
Shareholder Rights Plan/Shareholders’ Agreement

First Horizon does not have a rights plan in effect. First Horizon’s board of directors has the authority to adopt certain forms of rights plans without action or approval by shareholders. Neither First Horizon nor, to First Horizon’s knowledge, holders of First Horizon common stock are parties to a shareholders’ agreement with respect to First Horizon’s capital stock.

TrustAtlantic does not have a rights plan in effect. Neither TrustAtlantic nor holders of TrustAtlantic common stock are parties to a shareholders’ agreement with respect to TrustAtlantic’s capital stock.

Certain Business Combination Restrictions

The Tennessee Business Combination Actgenerally prohibits a “business combination” by First Horizon or a subsidiary with an“interested shareholder” within five years after the shareholder becomes an interested shareholder. First Horizon or a subsidiary can, however, enter into a business combination within that period if, before the interested shareholder became such, First Horizon’sboard of directors approved the business combination or the transaction in which the interested shareholder became an interested shareholder. After that five-year moratorium, the business combination with the interested shareholder can be consummated only if it satisfies certain fair price criteria or is approved by two-thirds of the other shareholders. For purposes of the TBCA, a “business combination” includes mergers, share exchanges, sales and leases of assets, issuances of securities, and similar transactions. An “interested shareholder” is generally any person or entity that beneficially owns 10% or more of the voting power of any outstanding class or series of First Horizon’s stock.
First Horizon’s charter does not have special requirements for transactions with interested parties; however, to the extent that the Tennessee Business Combination Act applies to First Horizon, all business combinations, as defined above, must be approved by two-thirds of the directors and a majority of the shares entitled to vote or a majority of the directors and two-thirds of the shares entitled to vote.
The Tennessee Control Share Acquisition Act only applies if a Tennessee corporation’s charter or bylaws expressly provides that the corporation will be subject to such Act. First Horizon’s charter and bylaws do not provide that it will be governed under the Tennessee Control Share Acquisition Act.

The NCBCA does not contain a general prohibition on business combination transactions with interested shareholders and TrustAtlantic’s articles of incorporation do not have special requirements for transactions with interested parties.
The North Carolina Shareholder Protection Act and the North Carolina Control Share Acquisition Act apply only to public companies and are not applicable to TrustAtlantic.

Forum Selection Bylaw

The bylaws provide that the exclusive forum for four specified categories of legal actions against or involving First Horizon, including derivative actions, actions claiming breach of fiduciary duty, actions involving corporation law or First Horizon’s charter or bylaws, and actions involving the internal affairs legal doctrine, will be a state or federal court located within Shelby County in the State of Tennessee.

TrustAtlantic’s bylaws do not include a provision requiring any particular forum for legal actions.

COMPARATIVE MARKET PRICES AND DIVIDENDS

First Horizon common stock is listed on the NYSE under the symbol “FHN.” TrustAtlantic common stock is not publicly traded. The following table sets forth the high and low reported intra-day sales prices per share of First Horizon common stock, and the cash dividends declared per share for the periods indicated.

	First Horizon Common Stock Per Share Data
	High	Low	Dividend
2012
First Quarter	$10.99	$8.04	$0.01
Second Quarter	$10.61	$7.44	$0.01
Third Quarter	$10.26	$7.71	$0.01
Fourth Quarter	$10.22	$8.90	$0.01
2013
First Quarter	$11.34	$9.70	$0.05
Second Quarter	$11.81	$9.47	$0.05
Third Quarter	$12.74	$10.89	$0.05
Fourth Quarter	$11.77	$10.60	$0.05
2014
First Quarter	$12.73	$11.18	$0.05
Second Quarter	$12.74	$11.00	$0.05
Third Quarter	$13.23	$11.42	$0.05
Fourth Quarter	$13.99	$11.09	$0.05

On October 21, 2014, the last full trading day before the public announcement of the Merger Agreement, the high and low sales prices of shares of First Horizon common stock as reported on the NYSE were $11.97 and $11.67, respectively. On  , 2015, the last practicable trading day before the date of this proxy statement/prospectus, the high and low sales prices of shares of First Horizon common stock as reported on the NYSE were $   and $  , respectively.

As of  , 2015, the last date prior to printing this proxy statement/prospectus for which it was practicable to obtain this information, there were approximately   registered holders of First Horizon common stock and approximately 255 registered holders of TrustAtlantic common stock. Each of the directors of TrustAtlantic have entered into voting agreements with First Horizon, pursuant to which they have agreed, solely in their capacity as TrustAtlantic shareholders, to vote all of their shares of TrustAtlantic common stock in favor of the proposals to be presented at the Special Meeting. As of the record date, TrustAtlantic directors were entitled to vote an aggregate of approximately   shares of TrustAtlantic common stock, representing approximately  % of the TrustAtlantic common stock outstanding on that date. As of the record date, the directors and executive officers of TrustAtlantic were entitled to vote approximately   shares of TrustAtlantic common stock representing approximately  % of the shares of TrustAtlantic common stock outstanding on that date. As of the record date, First Horizon and its subsidiaries held no shares of TrustAtlantic common stock (other than shares held as fiduciary, custodian or agent), and its directors and executive officers or their affiliates held no shares of TrustAtlantic common stock.

TrustAtlantic shareholders are advised to obtain current market quotations for First Horizon common stock. The market price of First Horizon common stock will fluctuate between the date of this proxy statement/prospectus and the completion of the Merger. No assurance can be given concerning the market price of First Horizon common stock or the value of TrustAtlantic common stock before or after the effective date of the Merger. Changes in the market price of First Horizon common stock prior to the completion of the Merger will affect the market value of the Merger consideration that TrustAtlantic’s shareholders will receive upon completion of the Merger.

First Horizon’s ability to pay dividends is subject to various factors including, among other things, sufficient earnings, available capital, board discretion and regulatory compliance. Dividends from First Horizon will depend, in large part, upon receipt of dividends from First Tennessee Bank, and any other banks which First Horizon acquires, because First Horizon will have limited sources of income other than dividends from First Tennessee Bank and other banks it acquires. No assurances can be given that First Horizon will pay any dividends on its common stock or that, if paid, such dividends will not be reduced or eliminated in future periods. Special cash dividends, stock dividends or returns of capital may, to the extent permitted by banking laws and other applicable regulations, be paid in addition to, or in lieu of, regular cash dividends. First Horizon’s board of directors may change its dividend policy at any time, and the payment of dividends by financial holding companies is generally subject to legal and regulatory limitations.

TrustAtlantic is subject to similar restrictions and limitations on the payment of dividends as First Horizon. TrustAtlantic’s primary sources of funds are dividends from TrustAtlantic Bank and net proceeds from borrowings. Restrictions, which govern all North Carolina state-chartered banks, preclude the payment of dividends by TrustAtlantic Bank if such dividends would reduce the bank’s capital below the amount of capital required for a bank to be deemed “adequately capitalized” under applicable federal regulatory capital standards. In addition, state and federal bank regulatory authorities may limit the payment of dividends by any bank if it is determined that such limitation is in the public interest and is necessary to ensure financial soundness of the bank. TrustAtlantic Financial Corporation has never declared or paid a cash dividend since its incorporation.

INFORMATION ABOUT TRUSTATLANTIC

General

TrustAtlantic was incorporated under the laws of the State of North Carolina in 2006, is a registered bank holding company under the BHCA, and owns all of the outstanding shares of its banking subsidiary, TrustAtlantic Bank. TrustAtlantic operates as a one-bank holding company and substantially all of its business activity consists of its subsidiary bank, TrustAtlantic Bank. TrustAtlantic Bank is a North Carolina state-chartered commercial bank that offers its commercial and retail customers a variety of community banking products and services through its five banking offices located in Raleigh, Cary and Greenville, North Carolina.

As of September 30, 2014, TrustAtlantic had total consolidated assets of approximately $453 million, total consolidated loans of approximately $325 million, total consolidated deposits of approximately $395 million and total stockholders’ equity of approximately $54 million.

TrustAtlantic’s executive offices are located at 4801 Glenwood Avenue, Suite 500, Raleigh, North Carolina 27612. Its telephone number is (919) 277-8700 and its website is www.trustatlantic.com.

The information on TrustAtlantic’s website is not part of this proxy statement/prospectus, and the reference to TrustAtlantic’s website address does not constitute incorporation by reference of any information on that website into this proxy statement/prospectus.

Additional information about TrustAtlantic is included below, as well as in the section “TrustAtlantic Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Business

TrustAtlantic’s primary market focus is on mid-market businesses and their owners, real estate developers and investors, and individuals in the Raleigh-Durham, Cary and Greenville markets. TrustAtlantic has actively pursued its targeted market for deposits, particularly small businesses and professionals. TrustAtlantic endeavors to offer leading edge technology to the marketplace. Such technology includes online banking, including corporate cash management, remote deposit capture and debit cards.

TrustAtlantic provides a full range of consumer and commercial financial services, including consumer and commercial loans, deposit accounts, safe deposit services, consumer finance, mortgage lending, SBA lending, direct deposit, money orders, night depository, travelers’ checks, cashier’s checks, domestic collections, savings bonds, automated teller services, drive-in tellers, and banking by mail.

The revenues of TrustAtlantic are primarily derived from interest on, and fees received in connection with, real estate and other loans, interest and dividends from investment securities, service charge income generated from deposit accounts, ATM fees, and fees generated through other services. The principal sources of funds for TrustAtlantic’s lending activities are its deposits (both commercial and consumer deposits), loan repayments and proceeds from amortization of maturities of investment securities. The principal expenses of TrustAtlantic are the interest paid on deposits, and operating and general administrative expenses.

As is the case with banking institutions generally, TrustAtlantic’s operations are materially and significantly influenced by general economic conditions and by related monetary and fiscal policies of financial institution regulatory agencies, including the Federal Reserve and the FDIC. Deposit flows and costs of funds are influenced by interest rates on competing investments and general market rates of interest. Lending activities are affected by the demand for financing of real estate and other types of loans, which in turn is affected by the interest rates at which such financing may be offered and other factors affecting local demand and availability of funds. TrustAtlantic faces strong competition in the attraction of deposits (the primary source of lendable funds) and in the origination of loans (see “Competition” below).

Supervision and Regulation

Like First Horizon, TrustAtlantic is a registered bank company subject to regulation and examination by the FRB. TrustAtlantic Bank is subject to regulation and examination by the NCCOB and the FDIC. For a discussion of the regulatory environment applicable to TrustAtlantic and TrustAtlantic Bank, please see “Supervision and Regulation” starting on page 68 above.

Banking Services

Commercial Banking. TrustAtlantic focuses its commercial loan originations on small and mid-sized businesses (generally up to $50 million in annual sales) and such loans are usually accompanied by related deposits. Commercial underwriting is driven by cash flow analysis supported by collateral analysis and review. Commercial loan products include commercial real estate construction and term loans; working capital loans and lines of credit; demand, term and time loans; and equipment, inventory and accounts receivable financing. TrustAtlantic offers a range of cash management services and deposit products to commercial customers. Online banking is currently available to commercial customers.

Retail Banking. TrustAtlantic’s retail banking activities emphasize consumer deposit and checking accounts. An extensive range of these services is offered by TrustAtlantic to meet the varied needs of its customers in its markets. In addition to traditional products and services, TrustAtlantic offers contemporary products and services, such as internet banking and electronic bill payment services. Consumer loan products offered by TrustAtlantic include home mortgages, home equity lines of credit, second mortgages, and unsecured personal lines of credit.

Mortgage Banking. TrustAtlantic’s mortgage banking business is structured to provide a source of fee income largely from the process of originating products for sale on the secondary market. Mortgage banking capabilities include conventional and nonconforming mortgage underwriting; and construction and permanent financing.

Employees

As of September 30, 2014, TrustAtlantic had 58 full-time employees and one part-time employee. The employees are not represented by any collective bargaining unit. TrustAtlantic considers relations with employees to be good. On November 6, 2014, four commercial banking officers in TrustAtlantic’s headquarters office in Raleigh simultaneously resigned with the stated intent to start a Raleigh commercial lending office for a competitor bank not currently operating in the market. A substantial portion of TrustAtlantic’s commercial loan accounts in the Raleigh-Cary market had been assigned to these four individuals to service the relationships. Additionally, two support staff employees subsequently resigned employment at TrustAtlantic to join the four commercial bankers.

Business Transactions between TrustAtlantic Bank and First Tennessee Bank

On January 20, 2015, TrustAtlantic Bank and First Tennessee Bank entered into an agreement whereby First Tennessee Bank agreed to allow one of its current employees to provide services as a credit relationship manager pending completion of the bank merger to fill temporary staffing shortages at TrustAtlantic Bank. The individual remains an employee of First Tennessee Bank, but is subject to the supervision of officers of TrustAtlantic Bank while providing services on behalf of TrustAtlantic Bank. TrustAtlantic Bank has agreed to reimburse First Tennessee Bank for its direct costs associated with such employee. This arrangement may be terminated by either TrustAtlantic Bank or First Tennessee Bank upon providing five days advance notice to the other party.

TrustAtlantic Bank maintains a correspondent banking relationship with First Tennessee Bank in the ordinary course of business including a deposit account, an unsecured fed funds line and providing letters of credit. In addition, TrustAtlantic Bank purchases fixed income securities and utilizes First Tennessee’s services for safekeeping the majority of its investment securities. TrustAtlantic Bank also utilizes FTN Financial, a division of First Tennessee Bank, to prepare its interest rate risk model on a quarterly basis. Fees for these services were comparable to those charged other institutions and are not material to the results of either TrustAtlantic or First Horizon.

Properties

The main office of TrustAtlantic is located at 4801 Glenwood Avenue, Suite100, Raleigh, North Carolina 27612. TrustAtlantic also operates two other branch banking offices in Raleigh and a branch office in Cary, North Carolina and Greenville, North Carolina. TrustAtlantic Bank owns one of its banking facilities, owns one banking facility subject to a ground lease and leases its other three banking offices.

Legal Proceedings

TrustAtlantic is periodically a party to or otherwise involved in legal proceedings arising in the normal course of business, such as claims to enforce liens, claims involving the making and servicing of real property loans, and other issues incident to its business.

Management does not believe that there is any pending or threatened proceeding against TrustAtlantic which, if determined adversely, would have a material adverse effect on TrustAtlantic’s financial position, liquidity, or results of operation.

Competition

TrustAtlantic encounters strong competition both in making loans and in attracting deposits. The widespread enactment of laws that permit multi-bank holding companies as well as an increasing level of interstate banking continue to create a highly competitive environment for commercial banking. In one or more aspect of its business, TrustAtlantic competes with other commercial banks, credit unions, finance companies, mutual funds, insurance companies, brokerage and investment banking companies, and other financial intermediaries. Most of these competitors, some of which are affiliated with bank holding companies, have substantially greater resources and lending limits, and may offer certain services that TrustAtlantic does not currently provide. In addition, many of TrustAtlantic’s non-bank competitors are not subject to the same extensive federal regulations that govern bank holding companies and federally insured banks. Federal and state legislation continues to heighten the competitive environment in which financial institutions must conduct their business, and the potential for competition among financial institutions of all types as increased significantly. There can be no assurance that increased competition from other financial institutions will not have a material adverse effect on TrustAtlantic’s operations.

TRUSTATLANTIC MANAGEMENT’S DISCUSSION AND
ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following presents discussion and analysis by TrustAtlantic management of TrustAtlantic’s financial condition and results of operations and should be read in conjunction with TrustAtlantic’s financial statements and related notes contained in Annex D. In this section “the Company,” “we,” and “our” refer to TrustAtlantic rather than First Horizon. This discussion contains forward-looking statements that involve risks and uncertainties. Actual results could differ significantly from those anticipated in these forward-looking statements as a result of various factors including but not limited to many of the factors described more fully in “Risk Factors”. The following discussion is intended to assist in understanding the financial condition and results of operations of TrustAtlantic and TrustAtlantic Bank. TrustAtlantic Financial Corporation has no material operations other than its ownership of TrustAtlantic Bank and the ownership of several investment securities. For the purpose of this management’s discussion and analysis, balance sheet information has been expressed as period-end balances, unless otherwise noted, and loans have been disclosed net of unearned income.

Critical Accounting Policies and Estimates

TrustAtlantic’s consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). We have adopted various accounting policies in accordance with general practices within the banking industry. Our significant accounting policies are described in Note A to TrustAtlantic’s audited consolidated financial statements as of December 31, 2013, contained in Annex D of this proxy statement/prospectus.

Management believes that TrustAtlantic’s policies with respect to the methodology for the determination of the allowance for loan losses, the valuation of goodwill, investment and other asset valuations and impairment charges involve a high degree of complexity and require management to make subjective judgments that often require assumptions or estimates about highly uncertain matters. Accordingly, TrustAtlantic considers the policies related to those areas to be critical. The allowance for loan losses is an estimate of the probable incurred losses in our loan portfolio as of the reporting date, The allowance is based on two standards under GAAP: (i) ASC Topic 450-20-50, “Contingencies—Accruals for Loss Contingencies”, which requires that losses be accrued when it is probable a loss has been incurred and the amount of loss is reasonably estimable, and (ii) ASC 310, “Receivables”, which requires that, for loans that have been identified as potentially impaired and are individually evaluated for impairment, losses be accrued based on differences between present value of future cash flows, the value of collateral, or values that are observable in the secondary market, and the loan balance.

Our allowance consists of specific and general components. The specific component relates to loans that are impaired under GAAP. The general component covers non-impaired loans and is based on historical loss experience by type of loan adjusted for qualitative factors to adjust this historical experience for current events, trends, and conditions (including economic considerations). While management uses the best information available to establish the allowance for loan losses, future adjustments to the allowance may be necessary if economic or other conditions differ substantially from the assumptions used in making this estimate. Such adjustments to original estimates, as necessary, are made in the period in which these factors and other relevant considerations indicate that loss levels vary from previous estimates. Any material increase in the allowance for loan losses may adversely affect our financial condition and results of operations.

Overview

TrustAtlantic’s results of operations for the nine months ended September 30, 2014 were net income of $3.3 million compared to $2.6 million for the same period of 2013. Net income for the year ended December 31, 2013 was $3.6 million compared to $5.8 million for the year ended December 31, 2012. During the quarter ended June 30, 2012, TrustAtlantic eliminated the deferred tax valuation allowance on substantially all of its net deferred tax assets as a result of its earnings and earnings forecast. The elimination of the deferred tax valuation allowance accounted for approximately $4.0 million of TrustAtlantic’s net income for the year ended December 31, 2012.

The improvement in pre-tax net income is largely to due to higher net interest income and lower credit costs primarily as a result of lower provisions for loan losses. Net interest income was $.8 million higher for the nine months ended September 30, 2014 compared to the same period of 2013. The Company has not recorded a provision for loan losses since the first quarter of 2013. For the years ended December 31, 2013 and 2012, the provision for loan losses was $.2 million and $2.3 million, respectively. For the nine months ended September 30, 2014 and 2013, the provision for loan losses was zero and $.2 million.

The Company’s total assets grew to $452.9 million as of September 30, 2014 from $436.2 million at December 31, 2013 and $373.0 million at December 31, 2012. The growth was primarily attributable to loan growth of $31.5 million in 2013 and $11.4 for the nine months ended September 30, 2014 funded largely by increases in TrustAtlantic’s deposits which grew $60.6 million in 2013 and $15.3 million for the nine months ended September 30, 2014. A portion of the growth was attributable to a branch purchased from another financial institution in May 2013 as more fully described in Note B to TrustAtlantic’s audited consolidated financial statements.

Results of Operations

Net Interest Income

Net interest income is the Company’s principal source of revenue. Our net interest income for the nine months ended September 30, 2014 was $11.9 million, an increase of approximately $0.8 million from our net interest income of $11.1 million for the nine months ended September 30, 2013. Our net interest income for year ended December 31, 2013 was $15.1 million, an increase of approximately $1.5 million from our net interest income $13.6 million for the year ended December 31, 2012.

The increase for the nine months ended September 30, 2014 compared to 2013 was primarily attributable to higher interest income as a result of higher interest income from loans, and to a lesser extent, higher income from the investment portfolio. Average loan yields fell approximately 33 basis points for the nine months ended September 2014 compared to 2013 but the average outstanding balance was approximately $34.5 million higher, resulting in an increase in the overall amount of loan interest income. Investment yields increased approximately 10 basis points and the average balance increased approximately $9.5 million. Overall, loan interest income was approximately $0.5 million higher in 2014 than 2013 while investment interest income was $0.3 million higher. Interest expense was $0.1 million lower.

For the year ended December 31, 2013 compared to the year ended December 31, 2012, substantially all of the increase in interest income was attributable to higher interest income on loans. This higher interest income, when combined with lower funding costs of $0.7 million, resulted in the overall increase in net interest income. Average loan balances increased by approximately $27.8 million while the average yield declined approximately 26 basis points. The funding cost declined by approximately 27 basis points for full year 2013 versus 2012.

Our net interest spread and margin for the periods shown was as follows:

	Nine Months Ended September 30,		Year Ended December 31,
	2014	2013	2013
Yield loans	5.17%	5.50%	5.45%
Yield investments(1)	2.87%	2.77%	2.77%
Yield other interest bearing assets	0.19%	0.18%	0.20%

Yield Interest Bearing Assets	4.49%	4.78%	4.74%
Cost interest bearing deposits	0.89%	1.02%	0.98%
Cost other interest bearing liabilities	0.45%	1.03%	0.87%

Cost Interest Bearing Liabilities	0.89%	1.02%	0.98%

Net Interest Spread	3.60%	3.76%	3.76%
Net Interest Margin	3.82%	3.96%	3.97%

(1)	Yields do not include any tax equivalent adjustments which were not material.

Provision for Loan Losses

The Company’s provision for loan losses was zero and $.2 million for the nine months ended September 30, 2014 and 2013, respectively. The provision for loan losses was $.2 million and $2.3 million for the years ended December 31, 2013 and 2012, respectively. During the economic downturn, TrustAtlantic significantly increased its provision for loan losses as a result of increased historical credit losses and increases in levels of non-performing loans. Our level of non-performing loans began decreasing in the second half of 2011 and the amount of provision for loan losses began decreasing in 2012. This trend continued in 2013, as TrustAtlantic has not recorded any provision for loan losses since the first quarter of 2013.

The following table contains an analysis of our allowance for loan losses for the periods indicated.

Nine Months Ended September 30,	Year Ended December 31,
2014	2013	2013	2012
(Dollars in thousands)
Allowance at beginning of period	$6,228	$6,116	$6,116	$6,314
Provision for loan losses	—	165	165	2,263
Loans charged off:
Construction and development	(—)	(86)	(86)	(1,136)
Commercial real estate	(70)	(55)	(55)	(824)
Commercial and industrial	(—)	(—)	(—)	(163)
Consumer	(259)	(19)	(120)	(467)

Total charge-offs	(329)	(160)	(261)	(2,590)
Recoveries of loans previously charged-off
Construction and development	85	123	128	83
Commercial real estate	15	21	25	—
Commercial and industrial	—	2	2	—
Consumer	6	52	89	46

Total recoveries	106	198	208	129

Net (charge-offs) recoveries	(223)	38	(53)	(2,461)

Balance at end of period	$6,005	$6,319	$6,228	$6,116

Allowance for loan losses to nonperforming loans	9.28	x	2.66	x	2.58	x	1.31	x
Allowance for loan losses to end of period loans	1.84%	2.06%	1.98%	2.16%

For the nine months ended September 30, 2014, TrustAtlantic incurred net charge-offs of $299 thousand compared to a net recovery for the same period of 2013. Annualized net charge-offs for the nine months ended September 30, 2014 were approximately .09% of average outstanding loans. TrustAtlantic experienced significant charge-offs during 2012 and 2011 as a result of increased levels of non-performing and problem loans resulting from the economic crisis. As the economy has recovered and we managed through the problem loans, our level of net charge-offs has significantly declined.

Our allowance continues to exceed the balance of of nonperforming loans as of September 30, 2014. In addition, substantially all of our nonperforming assets are collateralized and therefore we anticipate that liquidation of collateral will repay a portion of the outstanding balance of the loan due the Company. We also have personal guarantees on many of our business loans. We actively monitor collateral levels on loans for those credits which are risk rated “Watch” or worse.

Non-Interest Income

The following table summarizes our non-interest income for the periods indicated.

	Nine Months Ended September 30,		Year Ended December 31,
	2014	2013	2013	2012
	(Dollars in thousands)
Service charges and other fees	$383	$305	$430	$297
Mortgage banking income	64	—	—	—
Investment security gains (losses)	59	—	—	17
Bank owned insurance income	171	174	233	201
Other fees and income	94	98	140	109

Total Non-Interest Income	$771	$577	$803	$624

TrustAtlantic commenced a small mortgage banking department in the second half of 2013 and realized its first revenue from the production of mortgages during the first quarter of 2014. Deposit service charges have increased in the periods indicated as the Company has increased its customer base. Other fees and income includes TrustAtlantic’s income from various partnership investments, principally small business investment partnerships which are CRA investment qualified. In the third quarter of 2014, TrustAtlantic realized the proceeds of a class action lawsuit claim it had made relative to a private mortgage backed security it owned and incurred significant losses on during 2009 and 2010. The amount of the settlement was approximately $55 thousand.

Non-Interest Expense

The following table summarizes our non-interest expense for the periods indicated.

	Nine Months Ended September 30,		Year Ended December 31,
	2014	2013	2013	2012
	(Dollars in thousands)
Salaries and employee benefits	$4,524	$4,291	$5,688	$5,340
Occupancy expense	1,106	998	1,397	1,219
Data processing	318	280	380	362
Professional fees	332	388	494	513
Other real estate owned losses and expenses	313	211	403	359
FDIC insurance	180	229	292	302
Other expenses	827	939	1,279	1,055

Total Non-Interest Expense	$7,600	$7,336	$9,933	$9,150

TrustAtlantic acquired a branch from another financial institution in May 2013. It assumed the operating lease and all employees at the location. This acquisition is the principal reason for increased personnel expense and occupancy expense for the nine months ended September 30, 2014 compared to the nine months ended September 30, 2013 and the year ended December 31, 2013 compared to the year ended December 31, 2012. Professional fees in both the nine month comparable periods and the full year 2013 versus 2012 declined slightly as legal costs related to problem and potential problem loans declined.

Other real estate expenses for the nine months ended September 30, 2014 increased from the comparable period in 2013 as a result of TrustAtlantic’s decision to sell certain foreclosed properties in order to more expeditiously reduce its level of REO. The most significant of these sales was in the second quarter of 2014 when REO losses and expenses were $230 thousand from the sale of a strip shopping center.

Data processing expenses have increased modestly as products and services have been enhanced and our customer base has grown. Other expenses were higher in the 2013 full year due partially to one-time expenses associated with the May 2013 branch acquisition including advertising, ordering new checks and mailing expenses. In addition, in the fourth quarter of 2013, TrustAtlantic reclassified a parcel of land purchased in 2007 as a future branch site to REO and wrote down the value of asset by approximately $96 thousand. Other expenses for the nine months ended

September 30, 2014 were lower due to director option expenses, advertising costs and various loan expenses not reimbursed by customers.

Income Taxes

TrustAtlantic tax expense increased for the nine months ended September 30, 2014 compared to the nine months ended September 30, 2013 as our pre-tax income increased for the same periods. Our effective tax rate was 36.59% for the first nine months of 2014 compared to 37.39% for the same period of 2013. The decrease in the effective tax rate was largely due to a decrease in the corporate tax rate in the state of North Carolina effective January 1, 2014. The decrease in the state corporate rate also required TrustAtlantic to reduce the value of its deferred tax assets slightly in 2013. In addition, TrustAtlantic has increased its municipal securities investment portfolio which has also contributed to the decline in the effective tax rate due to higher amounts of tax-exempt income.

During the second quarter of 2012, TrustAtlantic reduced the valuation allowance on its deferred tax assets by approximately $3.8 million. Management believed that due to its history of quarterly profitability and its forecast to remain profitable, its taxable income would be sufficient to utilize its deferred tax assets. TrustAtlantic continues to maintain a valuation allowance for its state net operating loss carryforwards for the holding company.

Financial Condition

The Company’s total assets grew to $452.9 million as of September 30, 2014 from $436.2 million at December 31, 2013 and $373.0 million at December 31, 2012. A portion of the growth in our balance sheet was attributable to a branch office that was acquired in May 2013 from another financial institution. Approximately $10 million in loan assets were acquired along with $21.3 million of deposits and certain other assets including assuming the lease of the facility and purchasing related fixed assets.

Loan Portfolio

The following table summarizes TrustAtlantic’s loan portfolio as of the dates indicated.

	September 30,	December 31,
	2014	2013	2012
	(Dollars in thousands)
Construction and development	$67,450	$59,152	$55,024
Commercial real estate	155,005	149,783	137,793
Commercial and industrial	34,366	41,666	31,733
Consumer	68,676	64,077	58,617

Total loans	$325,497	$314,678	$283,167

TrustAtlantic has continued to grow its loan portfolio during 2014. Through September, the portfolio has increased approximately $10.8 million which is an annualized growth rate of approximately 4.6%. During the full year of 2013, loans grew by $21.5 million from organic growth and $10.0 million from the branch acquisition in May 2013. The organic growth rate for 2013 was approximately 7.6%. The growth of the loan portfolio has been funded primarily by local deposits.

Our loan portfolio continues to have a concentration in real estate secured loans. A substantial portion of the consumer loans are also secured by junior and senior lien positions on 1-4 family residential properties.

Asset Quality

The following table summarizes the risk category of TrustAtlantic’s loan portfolio as of the dates indicated.

	September 30,	December 31,
	2014	2013	2012
	(Dollars in thousands)
Pass	$304,447	$288,970	$262,788
Watch	11,976	18,502	9,892
Substandard	9,074	7,206	10,487
Doubtful	—	—	—
Loss	—	—	—

Total loans	$325,497	$314,678	$283,167

TrustAtlantic’s nonperforming assets have steadily declined since December 31, 2012. At September 30, 2014 non-accrual loans were $647 thousand compared to $2.4 million and $4.7 million at December 31, 2013 and December 31, 2012, respectively. In addition, other real estate owned has declined to $1.5 million at September 30, 2014 from $2.2 million at December 31, 2013 and $2.7 million at December 31, 2012. Management has been more aggressively liquidating these problem assets so that more of its resources can be devoted to growing the company.

Investment Securities

TrustAtlantic uses its investment portfolio to provide liquidity to TrustAtlantic Bank for the purposes of managing unexpected deposit outflows or funding loans. In addition, the investment portfolio is managed to provide additional net interest income and maintain the bank’s overall interest rate risk within policy limits as approved by the board of directors. Note A to TrustAtlantic’s audited consolidated financial statements discusses accounting policies with respect to the investment portfolio and classification of securities as available for sale or held to maturity. As a result of management’s view of the portfolio as a source of liquidity, it classifies the majority of the securities in the investment portfolio as available for sale. Certain securities are classified as held to maturity based on the individual characteristics of the security including management’s intent and ability to hold these securities to maturity.

The following is a summary of the securities portfolio by major classification at September 30, 2014 and December 31, 2013.

September 30, 2014
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	(Dollars in thousands)
Available for sale:
U.S. Agency obligations	$8,516	$20	$154	$8,382
Collateralized mortgage obligations	12,964	239	171	13,032
Mortgage-backed securities	24,485	529	152	24,862
State and municipalities	7,124	183	35	7,272
SBA securities	17,979	684	181	18,482
Corporate bonds	1,987	18	87	1,918
Marketable equity securities	512	249	—	761

	$73,567	$1,922	$780	$74,709

Held to Maturity:
U.S. Agency obligations	$1,805	$15	$38	$1,782
Mortgage-backed securities	1,709	36	25	1,720
State and municipalities	842	26	20	848

	$4,356	$77	$83	$4,350

December 31, 2013
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	(Dollars in thousands)
Available for sale:
U.S. Agency obligations	$8,700	$27	$407	$8,320
Collateralized mortgage obligations	9,619	252	237	9,634
Mortgage-backed securities	25,317	428	447	25,298
State and municipalities	5,241	65	203	5,103
SBA securities	19,297	578	390	19,485
Corporate bonds	1,936	14	114	1,836
Marketable equity securities	526	280	—	806

	$70,636	$1,644	$1,798	$70,482

Held to Maturity:
U.S. Agency obligations	$1,809	$19	$105	$1,723
Mortgage-backed securities	1,741	13	56	1,698
State and municipalities	842	—	68	774

	$4,392	$32	$229	$4,195

The following tables show gross unrealized losses and fair values of investment securities, aggregated by investment category and length of time that the individual securities have been in a continuous unrealized loss position at September 30, 2014 and December 31, 2013. In the second quarter and third quarter of 2013, the interest rate curve, especially in the 4 to 10 year part of the yield curve, increased significantly. As a result, many securities purchased in 2012 and 2013 had declines in their fair values. The unrealized losses relate to debt securities that have incurred fair value reductions due to higher market interest rates and other prevailing market conditions, such as liquidity, since the securities were purchased. The unrealized losses are not likely to reverse unless and until the market changes revert to the conditions and levels that existed when the securities were purchased.

September 30, 2014
	Less Than 12 Months		12 Months or Greater		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(Dollars in thousands)
Securities available for sale:
U.S. Agency Obligations	$12,034	$7	$5,399	$147	$17,433	$154
Collateralized mortgage obligations	5,009	47	3,892	124	8,901	171
Mortgage backed securities	2,628	14	4,640	135	7,268	149
State and municipalities	—	—	914	35	914	35
SBA securities	1,481	2	4,577	179	6,058	181
Corporate bonds	—	—	533	87	533	87
Marketable equity securities	—	—	—	—	—	—

Total held to maturity securities	$21,152	$70	$19,955	$707	$41,107	$77

Securities held to maturity:
U.S. Agency Obligations	$646	$4	$816	$34	$1,462	$38
Mortgage backed securities	—	—	709	25	709	25
State and municipalities	—	—	415	20	415	20

Total held to maturity securities	$646	$4	$1,940	$79	$2,586	$83

December 31, 2013
	Less Than 12 Months		12 Months or Greater		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(Dollars in thousands)
Securities available for sale:
U.S. Agency Obligations	$7,686	$406	$299	$1	$7,985	$407
Collateralized mortgage obligations	5,491	237	72	—	5,563	237
Mortgage backed securities	15,848	447	—	—	15,848	447
State and municipalities	3,218	203	—	—	3,218	203
SBA securities	6,122	390	—	—	6,122	390
Corporate bonds	340	11	643	103
Marketable equity securities	—	—	1,087	159	1,087	159

Total available for sale securities	$38,705	$1,694	$2,101	$263	$39,823	$1,843

Securities held to maturity:
U.S. Agency Obligations	$1,395	$105	$—	$—	$1,395	$105
Mortgage backed securities	690	56	—	—	690	56
State and municipalities	774	68	—	—	774	68

Total held to maturity securities	$2,859	$229	$—	$—	$2,859	$229

In addition to the securities comprising our investment portfolio as of September 30, 2014, the Bank owns approximately $500 thousand of stock in the FHLB of Atlanta (“FHLB”) and several equity interests in Small Business Investment Companies (“SBIC”) which have a carrying value of approximately $579 thousand. These securities are not included in the table above, but are included in other investments as shown in TrustAtlantic’s audited consolidated financial statements—See Annex D.

Deposits

TrustAtlantic Bank gathers the majority of its funding and maintains its liquidity from local deposits. In addition to local community based deposits, it originates deposits through internet listing services and through brokered certificates of deposit (“CDs”). The majority of our deposit growth has been achieved through growth of local deposits. In May 2013, TrustAtlantic acquired approximately $21.3 million of deposits via its branch acquisition. The majority of the deposits acquired in the acquisition were non-maturity deposits.

Non-brokered deposits increased to $334.0 million, an increase of approximately $16.5 million, for the nine months ended September 30, 2014. During the full year 2013, non-brokered deposits increased by $38.3 million, excluding the branch acquisition. We continue to offer competitive rates on our deposit products compared to other financial institutions, which has benefited our ability to grow non-brokered deposits.

The maturities and weighted average cost of funds for time deposits, other than brokered CDs, at September 30, 2014 are as follows:

Maturity	Amount	Weighted average cost of funds
	(Dollars in thousands)
2014	$12,431	0.84%
2015	42,797	0.84%
2016	21,354	1.30%
2017	10,229	1.24%
2018	11,006	1.58%
2019	24,674	1.97%

Brokered Certificates of Deposit

TrustAtlantic Bank also utilizes brokered CDs to fund its earning assets and manage its interest rate risk. Over the last several years, we have experienced an increased demand for fixed rate loans. Management has utilized brokered CDs as a funding source for a portion of these fixed rate loans.

At September 30, 2014, we had approximately $61.3 million of outstanding brokered CDs compared to $62.5 million at December 31, 2013 and $61.5 million at December 31, 2012. The maturities and weighted average cost of funds for the brokered CD portfolio at September 30, 2014 are as follows:

Maturity	Amount	Weighted average cost of funds
	(Dollars in thousands)
2014	$—	—
2015	6,284	1.08%
2016	8,756	1.18%
2017	27,270	1.08%
2018	14,560	1.66%
2019	4,404	1.74%

Capital Resources

TrustAtlantic Bank is well-capitalized under applicable bank regulatory guidelines as of September 30, 2014. TrustAtlantic Financial Corporation is a small bank holding company and not subject to risk based capital calculations as of September 30, 2014. We believe that TrustAtlantic’s capital ratios, if computed under risk based capital guidelines, would be higher than those presented below for TrustAtlantic Bank and TrustAtlantic would also be well capitalized.

TrustAtlantic Bank’s actual capital amounts and ratios as of September 30, 2014 and December 31, 2013 are presented in the table below.

			Minimum Requirements To Be:
	Actual		Adequately Capitalized		Well Capitalized
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollars in thousands)
September 30, 2014
Total Capital (to Risk Weighted Assets) Bank	$48,635	14.4%	$27,018	8.0%	$33,772	10.0%
Tier I Capital (to Risk Weighted Assets) Bank	44,298	13.1%	13,509	4.0%	20,263	6.0%
Tier I Capital (to Average Assets) Bank	44,298	10.1%	17,502	4.0%	21,878	5.0%
December 31, 2013
Total Capital (to Risk Weighted Assets) Bank	$45,043	14.0%	$25,827	8.0%	$32,284	10.0%
Tier I Capital (to Risk Weighted Assets) Bank	40,858	12.7%	12,914	4.0%	19,371	6.0%
Tier I Capital (to Average Assets) Bank	40,858	9.7%	16,940	4.0%	21,175	5.0%

In July 2013, the Federal Reserve announced its approval of a final rule to implement the Basel III regulatory capital reforms, among other changes required by the Dodd Frank Act. The framework requires banking organizations to hold more and higher quality capital, which acts as a financial cushion to absorb losses, taking into account the impact of risk. The approved rule includes a new minimum ratio of common equity Tier 1 capital to risk-weighted assets. The rule also raises the minimum ratio of Tier 1 capital to risk-weighted assets from 4% to 6% and includes a minimum leverage ratio of 4% for all banking institutions. In terms of quality capital, the final rule emphasizes common equity Tier 1 capital and implements strict eligibility criteria for regulatory capital instruments. It also improves the methodology for calculating risk-weighted assets to enhance risk sensitivity. The phase- in for smaller banking organizations, such as TrustAtlantic Bank, will begin in January 2015. The ultimate impact of the implementation of the new regulatory capital standards on TrustAtlantic Bank is still being reviewed, however management believes TrustAtlantic would likely meet all the new standards at September 30, 2014.

TrustAtlantic’s shareholder equity was $53.8 million at September 30, 2014. It has increased from $49.7 million at December 31, 2013 and $48.1 million at December 31, 2012 principally due to its net income. In addition, TrustAtlantic’s available for sale investment portfolio appreciated in value, after tax, during the nine months ended September 30, 2014 by $.8 million. For the year ended December 31, 2013, the unrealized depreciation in the available for sale investment portfolio was $1.7 million.

During 2013 and 2012, TrustAtlantic was able to negotiate the repurchase of two blocks of its common stock, consisting of 50,000 and 237,500 shares respectively, in each case, at a price below tangible book value per share at that time. Each purchase therefore enhanced our book value per share. We used cash on hand in the holding company for these repurchases. TrustAtlantic has no regular stock purchase program and has never declared or paid a dividend on its common stock.

Borrowings and Liquidity

TrustAtlantic has secured borrowing facilities with both the FHLB and the Federal Reserve Bank of Richmond (“FRB”). TrustAtlantic Bank regularly pledges certain loan assets to these institutions for any borrowings outstanding. At September 30, 2014, we had $1.3 million of outstanding borrowings to the FHLB which was repaid in full in October 2014. TrustAtlantic has had no borrowings from the FRB during the last 3 years.

In addition to its secured borrowing, TrustAtlantic Bank maintains unsecured borrowing arrangements with various correspondent banks including First Tennessee Bank. As of September 30, 2014, TrustAtlantic Bank had approximately $32.9 million of available unsecured federal funds lines, $8.0 million of which was from First Tennessee Bank, of which none had any outstanding balances.

Effects of Inflation

Interest rates are affected by inflation, but the timing and magnitude of changes in rates may not coincide with changes in the consumer price index. Management actively monitors interest rate sensitivity in order to minimize the effects of inflationary trends on operations. Other areas of non-interest expense may be more directly affected by inflation as several of our material contracts such as leases and our data processing contract have price increase limits tied to the consumer price index. Since TrustAtlantic’s assets and liabilities are primarily monetary in nature, their performance is more affected by changes in interest rates than by inflation. Interest rates generally increase as the rate of inflation increases, but the magnitude of the changes in rates may not necessarily be the same.

While the effect of inflation on a financial institution is normally not as significant as is its influence on those businesses which have large investments in plant and inventories, it does have an effect. During periods of high inflation, there are normally corresponding increases in the money supply, and financial institutions will normally experience above average growth in assets, primarily through increased lending activity.

Commitments and Contingencies

Litigation

In the normal course of business, TrustAtlantic is involved in various legal proceedings. Management believes that any liability resulting from pending or known threatened proceedings will not be material to TrustAtlantic’s financial statements.

Financial Instruments with Off Balance-Sheet Risk

TrustAtlantic Bank entered into an interest rate swap in January 2014 to hedge certain fixed rate loans. The notional value of the swap amortizes in accordance with the projected principal schedule of the underlying loans. At September 30, 2014, the notional value of the interest rate swap was approximately $8.7 million. TrustAtlantic Bank pays 1.40% fixed and receives 1 month LIBOR. The interest rate swap matures in October, 2018.

TrustAtlantic Bank is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheet. The contract or notional amounts of those instruments reflect the extent of involvement the Bank has in particular classes of financial instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments. We maintain a reserve for off-balance sheet losses included in other liabilities in the consolidated balance sheet.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of conditions established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since some of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. We evaluate each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by us, upon extension of credit is based on management’s credit evaluation of the borrower. Collateral obtained varies, but may include real estate, stocks, bonds, and certificates of deposit.

Standby letters of credit are conditional commitments issued to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is similar to that involved in extending loans to customers. Collateral held varies as discussed above and is evaluated by management on a case-by-case basis.

The following table summarizes our commitments as of the dates indicated.

	September 30,	December 31,
	2014	2013	2012
	(Dollars in thousands)
Commitments to extend credit	$58,020	$49,539	$32,749
Standby letters of credit	3,311	2,222	2,240
SBIC remaining investment funding	1,050	588	400

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT
MARKET RISK OF TRUSTATLANTIC

TrustAtlantic’s primary market risk is interest rate risk. Interest rate risk is the result of differing maturities or re-pricing intervals of interest-earning assets and interest-bearing liabilities and the fact that rates on these financial instruments do not change uniformly. These conditions may impact the earnings generated by TrustAtlantic’s interest earning assets or the cost of its interest-bearing liabilities, thus directly impacting TrustAtlantic’s overall earnings. TrustAtlantic’s management actively monitors and manages interest rate risk. One way this is accomplished is through the development of and adherence to TrustAtlantic’s asset/liability policy. This policy sets forth management’s strategy for matching the risk characteristics of TrustAtlantic’s interest-earning assets and liabilities so as to mitigate the effect of changes in the rate environment. In the opinion of management of TrustAtlantic, TrustAtlantic’s market risk profile has not changed significantly since December 31, 2013.

INTERESTS OF TRUSTATLANTIC’S DIRECTORS AND EXECUTIVE
OFFICERS IN THE MERGER

In considering the recommendation of TrustAtlantic’s board of directors that you vote to approve the Merger Agreement, you should be aware that TrustAtlantic’s directors and executive officers have interests in the Merger that are different from, or in addition to, those of TrustAtlantic’s shareholders, generally. The TrustAtlantic board was aware of and considered those interests, among other matters, in reaching its decisions to (i) approve the Merger and the other transactions contemplated thereby, (ii) adopt the Merger Agreement, and (iii) resolve to recommend the approval of the Merger Agreement to TrustAtlantic shareholders. See the section entitled “The Merger—Background of the Merger” and the section entitled “The Merger—TrustAtlantic’s Reasons for the Merger; Recommendation of TrustAtlantic’s Board of Directors.” TrustAtlantic’s shareholders should take these interests into account in deciding whether to vote “FOR” the proposal to approve the Merger Agreement. These interests are described in more detail below.

Indemnification; Directors’ and Officers’ Insurance

The Merger Agreement provides that after the completion of the Merger through the fourth anniversary of the Effective Time, First Horizon will indemnify and hold harmless all present and former directors and officers of TrustAtlantic and its subsidiaries, and each officer or employee of TrustAtlantic and/or any of its subsidiaries that is serving or has served as a director or officer of another entity expressly at the request or direction of TrustAtlantic or any of its subsidiaries against all costs or expenses (including reasonable attorneys’ fees), judgments, fines, amounts paid in settlement, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of matters existing or occurring at or prior to the Effective Time (including the transactions contemplated by the Merger Agreement), whether asserted or claimed prior to, at or after the Effective Time, as they are from time to time incurred, in each case to the fullest extent such person would have been indemnified or have the right to advancement of expenses pursuant to TrustAtlantic’s articles of incorporation or bylaws, as in effect on the date of the Merger Agreement. Notwithstanding the foregoing, First Horizon is not required to indemnify any such person with respect to proceedings initiated by First Horizon or the indemnified person, or if such indemnification is prohibited by applicable law.

The Merger Agreement requires TrustAtlantic to procure a “tail” policy for its existing directors and officers liability insurance policy covering the individuals who are currently covered by such coverage; provided, however, that the total maximum expense will not exceed the amount that is equal to four times TrustAtlantic’s current annual premium.

Termination of Employment Agreements

At the Effective Time, the TrustAtlantic Employment Agreements will be terminated in consideration of termination payments equal to (a) the amount of severance benefit that would otherwise be due to such executive officer under his existing employment agreement upon a termination of employment without cause following a change in control, notwithstanding the continued employment of such executive officer, plus (b) the amount of the automobile allowance that would otherwise be due to such executive officer throughout the remainder of the term of the agreement, plus (c) the amount of country club membership dues that would otherwise be due to such executive officer throughout the remainder of the term of the agreement. One half of this amount will be payable at the Effective Time to Messrs. Anthony, Beck, Day and Powell, each of whom maintain direct customer relationship responsibilities, with the remaining balance to be payable upon such individual’s completion of 24 months of employment with First Tennessee Bank, provided however, that the remaining balance will also be payable upon the termination of employment by the employer without cause, or upon the employee’s death or disability. The full amount of Mr. Edwards’s payment will be payable at the Effective Time as Mr. Edwards does not maintain direct customer relationship responsibilities. The estimated amount of the termination payments for each TrustAtlantic executive officer, based on an estimated Effective Time of April 1, 2015, is set forth below:

TrustAtlantic Executive Officer	Estimated Payment(1)
John N. Anthony, Jr., EVP and Chief Administrative Officer	$287,210
James A. Beck, President and CEO	762,303
Timothy S. Day, EVP and Chief Credit Officer	280,266
Richard W. Edwards, EVP and Chief Financial Officer	296,796
L. Randy Powell, Jr., EVP and Chief Banking Officer	337,711

Total:	$1,964,286

(1)

2014 bonuses for the above estimated payouts are based on preliminary financial results of TrustAtlantic for 2014 and subject to review and approval by the Compensation Committee of TrustAtlantic’s board of directors.

Funding of Supplemental Retirement Plan

After the Effective Time, Merger Sub will comply with the obligations under the SERP. Pursuant to the SERP, Merger Sub will establish a rabbi trust and fund the trust with a lump sum amount equal to the remaining present value as of the date on which the Closing occurs of the total aggregate benefits of all participants, both who have begun payment and those who have not. TrustAtlantic, by resolution of its board of directors, will amend the SERP to provide that no additional contributions will be made by TrustAtlantic to the SERP effective as of the day before the Effective Time.

As of the Effective Time, all participants in SERP which are executive officers of TrustAtlantic, will become 100% vested in their benefits under the SERP. The SERP provides for 180 monthly payments commencing on a specified date in the following amounts for each executive officer.

TrustAtlantic Executive Officer	Monthly Payment
John N. Anthony, Jr., EVP and Chief Administrative Officer	$3,645.83
James A. Beck, President and CEO	6,250.00
Timothy S. Day, EVP and Chief Credit Officer	3,645.83
Richard W. Edwards, EVP and Chief Financial Officer	3,854.17
L. Randy Powell, Jr., EVP and Chief Banking Officer	4,479.17

Monthly Total:	$21,875.00

Future Employment; Other Relationships

TrustAtlantic’s President and Chief Executive Officer, James Beck will join the leadership team of First Tennessee Bank’s Mid-Atlantic region as Triangle market president, managing commercial banking and branch operations. Additionally, most officers and employees of TrustAtlantic will become officers and employees of First Tennessee Bank upon completion of the transactions contemplated by the Merger Agreement. The Merger Agreement provides that First Horizon will create an advisory board consisting of individuals with knowledge of TrustAtlantic’s markets, whose service would be consistent with First Horizon’s corporate governance practices, and who can help with First Horizon’s community, customer, and associate plans in TrustAtlantic’s market area after the Effective Time. Certain of TrustAtlantic’s directors and executive officers may be asked to join this advisory board.

SECURITY OWNERSHIP OF CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT OF TRUSTATLANTIC

The following table sets forth certain information as of January 21, 2015 regarding shares of TrustAtlantic common stock owned of record or known by TrustAtlantic to be owned beneficially by (i) each TrustAtlantic director, (ii) each TrustAtlantic executive officer, (iii) all those known by TrustAtlantic to beneficially own more than 5% of TrustAtlantic’s issued and outstanding common stock, and (iv) all directors and executive officers as a group.

The persons listed below have sole voting and investment power with respect to all shares of TrustAtlantic common stock owned by them, except to the extent that such power may be shared with a spouse or as otherwise set forth in the footnotes. Unless otherwise indicated below, the address of each TrustAtlantic shareholder described in the table below is: 4801 Glenwood Avenue, Suite 500, Raleigh, North Carolina 27612.

The percentages shown below have been calculated based on 4,756,944 total shares of Common Stock outstanding as of January 21, 2015.

Name	Aggregate Number of Shares Beneficially Owned(1)(2)	Acquirable within 60 Days(2)	Percent of Class Outstanding
North American Bank Fund Box 313 Lefebvre House, Lefebvre Street St. Peter Port, Guernsey	400,000	150,000	11.21%
Resource Financial Institutions Group, Inc. 712 5th Avenue, 10th Floor New York, NY 10019(3)	468,000	—	9.84%
Financial Stocks Capital Partners IV LP 441 Vine Street, Suite 1300 Cincinnati, OH 45202	425,000	—	8.93%
Sepideh S. Saidi(4)	17,008	15,000	*
James A. Beck(5)	54,600	113,000	3.44%
Shahn Chhabra(6)	165,200	13,000	3.74%
Ron M. Francis(7)	30,000	16,250	*
Robert J. Greczyn, Jr.	77,429	5,000	1.73%
R. Horace Johnson(8)	32,000	17,500	1.04%
Scott B. McCallum(9)	150	13,000	*
E. Stephen Stroud	183,000	95,000	5.73%
Harold E. Youngblood(10)	33,000	15,000	1.01%
John N. Anthony, Jr.(11)	12,000	32,500	*
Timothy S. Day(12)	7,000	28,000	*
Richard W. Edwards(13)	19,029	24,571	*
L. Randy Powell, Jr.(14)	13,175	32,500	*
All directors and executive officers as a group (13 persons)	643,591	420,321	20.55%

*	Less than one percent

(1)

The securities “beneficially owned” by an individual are determined in accordance with the definition of “beneficial ownership” set forth in the regulations of the Securities and Exchange Commission (“SEC”). Accordingly, they may include securities owned by or for, among others, the spouse and/or minor children of the individual and any other relative who has the same home as such individual, as well as other securities as to which the individual has or shares voting or investment power. Beneficial ownership may be disclaimed as to certain of the securities.

(2)	Reflects the number of shares of Common Stock that could be purchased by exercise of options or warrants to purchase Common Stock on January 21, 2015 or within 60 days thereafter.

(3)	Includes shares owned by three separate limited partnerships, of which Resource Financial Institutions, Inc (a wholly owned subsidiary of Resource America, Inc.) serves as general partner.

(4)	Includes 3,508 shares held by the Sepi Engineering 401(k) of which Ms. Saidi serves as a Trustee.

(5)	Includes 50,400 shares held by an IRA and 500 shares held by an IRA for Mr. Beck’s spouse.

(6)	Includes 165,000 shares owned by an affiliated entity of Mr. Chhabra in which he has an ownership and beneficial interest.

(7)	Includes 10,000 shares owned by an affiliated partnership of which Mr. Francis has voting authority and beneficial interest.

(8)	Includes 20,000 shares held by an IRA.

(9)	Includes 150 shares held jointly with Mr. McCallum’s spouse

(10)	Includes 10,000 shares held by an IRA and 15,000 shares held jointly with Mr. Youngblood’s spouse.

(11)	Includes 11,500 shares held by an IRA.

(12)	Includes 7,000 shares held in an IRA.

(13)	Includes 7,100 shares held by an IRA and 8,929 shares held jointly with Mr. Edwards’ spouse..

(14)	Includes 12,675 shares held by an IRA.

LEGAL MATTERS

The validity of the First Horizon common stock to be issued in connection with the Merger will be passed upon for First Horizon by Baker, Donelson, Bearman, Caldwell & Berkowitz, PC. Certain U.S. federal income tax consequences relating to the Merger may also be passed upon for First Horizon by Baker, Donelson, Bearman, Caldwell & Berkowitz, PC and, for TrustAtlantic, by Wyrick Robbins Yates & Ponton LLP.

EXPERTS

First Horizon

The consolidated financial statements of First Horizon as of December 31, 2013 and 2012, and for each of the years in the three-year period ended December 31, 2013, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2013, have been incorporated by reference herein in reliance upon the reports of KPMG LLP, First Horizon’s independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

TrustAtlantic

The consolidated financial statements of TrustAtlantic as of December 31, 2013 and 2012, and for each of the years then ended, included in this proxy statement/prospectus have been so included in reliance upon the report of Dixon Hughes Goodman LLP, TrustAtlantic’s independent registered public accounting firm, included in this proxy statement/prospectus, and upon the authority of said firm as experts in accounting and auditing.

OTHER MATTERS

No matters other than the matters described in this proxy statement/prospectus are anticipated to be presented for action at the Special Meeting or at any adjournment or postponement of the Special Meeting.

WHERE YOU CAN FIND MORE INFORMATION

First Horizon

First Horizon has filed with the SEC a registration statement under the Securities Act of 1933, as amended, that registers the distribution to TrustAtlantic shareholders of the shares of First Horizon common stock to be issued in connection with the Merger. This proxy statement/prospectus is a part of that registration statement and constitutes the prospectus of First Horizon in addition to being a proxy statement for TrustAtlantic shareholders. The registration statement, including the attached exhibits, annexes and schedules, contains additional relevant information about First Horizon and First Horizon common stock.

You may read and copy this information at the Public Reference Room of the SEC at 100 F Street, NE, Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC at (800) SEC-0330. You may also obtain copies of this information by mail from the Public Reference Section of the SEC, 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates, or from commercial document retrieval services.

The SEC also maintains an Internet website that contains reports, proxy statements and other information about issuers, like First Horizon, who file electronically with the SEC. The address of the site is http://www.sec.gov. The reports and other information filed by First Horizon with the SEC are also available at First Horizon’s website at http://www.firsthorizon.com. The web addresses of the SEC and First Horizon are included as inactive textual references only. Information on those web sites is not part of this proxy statement/prospectus.

Statements contained in this proxy statement/prospectus, or in any document incorporated by reference into this proxy statement/prospectus regarding the contents of any contract or other document, are not necessarily complete and each such statement is qualified in its entirety by reference to that contract or other document filed as an exhibit with the SEC. The SEC allows First Horizon to “incorporate by reference” into this proxy statement/prospectus documents First Horizon files with the SEC including certain information required to be included in the registration statement on Form S-4 filed by First Horizon to register the shares of First Horizon common stock that will be issued in the Merger, of which this proxy statement/prospectus forms a part.

This means that First Horizon can disclose important information to you by referring you to those documents. The information incorporated by reference into this proxy statement/prospectus is considered to be a part of this proxy statement/prospectus, and later information that First Horizon files with the SEC will update and supersede that information. First Horizon incorporates by reference the documents listed below and any documents subsequently filed by it pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act and before the date of the Special Meeting.

•

Annual Report on Form 10-K for the fiscal year ended December 31, 2013 (including the portions of the Definitive Proxy Statement for First Horizon’s 2014 Annual Meeting incorporated by reference therein);

•	Quarterly Report on Form 10-Q for the quarterly periods ended March 31, 2014, June 30, 2014 and September 30, 2014;

•	Current Reports on Form 8-K filed with the SEC on February 27, 2014, April 29, 2014, May 1, 2014, May 28, 2014, July 23, 2014, October 21, 2014 and October 22, 2014; and

•

Description of First Horizon’s common stock, par value $0.625 per share, contained in Registration Statement on Form S-3 (File No. 333-186171) filed with the SEC on January 24, 2013, and any amendment or report filed for the purpose of updating that description.

Notwithstanding the foregoing, information furnished by First Horizon on any Current Report on Form 8-K, including the related exhibits, that, pursuant to and in accordance with the rules and regulations of the SEC, is not deemed “filed” for purposes of the Exchange Act will not be deemed to be incorporated by reference into this proxy statement/prospectus.

TrustAtlantic

TrustAtlantic does not have a class of securities registered under Section 12 of the Exchange Act, is not subject to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act, and accordingly does not file documents and reports with the SEC. See “Where You Can Find More Information.”

If you have any questions concerning the Merger or this proxy statement/prospectus, would like additional copies of this proxy statement/prospectus or need help voting your shares of TrustAtlantic common stock, please contact Richard W. Edwards at (919) 277-8700.

First Horizon has not authorized anyone to give any information or make any representation about the Merger that is different from, or in addition to, that contained in this proxy statement/prospectus or in any of the materials that have been incorporated in this proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this proxy statement/prospectus or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this proxy statement/prospectus does not extend to you. The information contained in this proxy statement/prospectus speaks only as of the date of this proxy statement/prospectus unless the information specifically indicates that another date applies.

ANNEX A

AGREEMENT AND PLAN OF MERGER

by and among

FIRST HORIZON NATIONAL CORPORATION

FIRST HORIZON MERGER SUB, LLC

and

TRUSTATLANTIC FINANCIAL CORPORATION

Dated as of October 21, 2014

ARTICLE	1	DEFINITIONS	A-5
	1.1	Definitions	A-5
	1.2	Other Defined Terms	A-10
ARTICLE	2	THE MERGER	A-11
	2.1	Merger	A-11
	2.2	Closing Date; Effective Time	A-11
	2.3	Organizational Documents and Facilities of Surviving Entity	A-12
	2.4	Board of Directors and Executive Officers of Surviving Entity	A-12
	2.5	Effect of Merger	A-12
	2.6	Liabilities of Surviving Entity	A-12
	2.7	Conversion of Stock; Merger Consideration	A-12
	2.8	Bank Merger	A-16
	2.9	Procedures for Exchange of TrustAtlantic Common Stock	A-16
	2.10	Withholding Rights	A-18
ARTICLE	3	REPRESENTATIONS AND WARRANTIES OF TRUSTATLANTIC	A-18
	3.1	Organization	A-18
	3.2	Capitalization	A-19
	3.3	Corporate Approval and Authority	A-20
	3.4	Consents and Approvals	A-20
	3.5	No Conflict With Other Instruments	A-20
	3.6	Litigation and Other Proceedings	A-21
	3.7	Regulatory Reports	A-21
	3.8	Financial Statements; Internal Controls; Undisclosed Liabilities	A-22
	3.9	Allowance for Loan Losses	A-22
	3.10	Investments	A-22
	3.11	Certain Loans and Related Matters	A-23
	3.12	Title to Property	A-23
	3.13	Environmental Laws	A-24
	3.14	Taxes	A-24
	3.15	Contracts and Commitments	A-25
	3.16	Insurance	A-27
	3.17	Compliance with Applicable Laws	A-27
	3.18	Absence of Certain Changes	A-27
	3.19	Employment Relations	A-27
	3.20	Employee Benefit Plans	A-28
	3.21	Brokers, Finders and Financial Advisors	A-30
	3.22	Deposits	A-30
	3.23	Intellectual Property Rights	A-30
	3.24	Derivative Transactions	A-30
	3.25	Fairness Opinion	A-30
	3.26	Consummation of Transactions	A-31
	3.27	TrustAtlantic Information	A-31
ARTICLE	4	REPRESENTATIONS AND WARRANTIES OF FHNC	A-31
	4.1	Organization	A-31
	4.2	Capitalization	A-32
	4.3	Corporate Approval and Authority	A-32
	4.4	Consents and Approvals	A-32
	4.5	No Conflict With Other Instruments	A-32
	4.6	Litigation	A-33
	4.7	Regulatory Reports	A-33

(continued)

	4.8	Financial Statements; Internal Controls	A-33
	4.9	Taxes	A-33
	4.10	Compliance with Applicable Laws	A-34
	4.11	Brokers and Finders	A-34
	4.12	Availability of Funds and Capitalization	A-34
	4.13	Consummation of Transactions	A-34
	4.14	FHNC Information	A-34
	4.15	Tax Matters	A-34
ARTICLE	5	COVENANTS	A-35
	5.1	Conduct of Business of TrustAtlantic Prior to the Effective Time	A-35
	5.2	Forbearances of TrustAtlantic	A-35
	5.3	Access to Properties and Records	A-38
	5.4	Regulatory Matters	A-38
	5.5	SEC Filings and TrustAtlantic Shareholder Approval	A-39
	5.6	No Solicitation	A-41
	5.7	Listing and Quotation	A-41
	5.8	Closing Date Balance Sheet	A-41
	5.9	System Integration	A-42
	5.10	TrustAtlantic Employee Matters	A-42
	5.11	Indemnification	A-44
	5.12	Additional Agreements	A-44
	5.13	Notification; Updated Disclosure Schedules	A-45
	5.14	Shareholder Litigation	A-45
	5.15	Tax Covenants of FHNC	A-45
	5.16	Advisory Board	A-45
ARTICLE	6	TERMINATION	A-45
	6.1	Termination	A-45
	6.2	Effect of Termination	A-47
	6.3	Termination Fee	A-47
ARTICLE	7	CONDITIONS TO OBLIGATIONS to close	A-48
	7.1	Conditions Applicable to all Parties	A-48
	7.2	FHNC Conditions	A-48
	7.3	TrustAtlantic Conditions	A-49
ARTICLE	8	MISCELLANEOUS	A-49
	8.1	Confidentiality; Publicity	A-49
	8.2	Non-Survival of Representations and Warranties	A-49
	8.3	Amendments	A-50
	8.4	Expenses	A-50
	8.5	Notices	A-50
	8.6	Controlling Law; Exclusive Jurisdiction	A-51
	8.7	WAIVER OF TRIAL BY JURY	A-51
	8.8	Headings	A-51
	8.9	Modifications or Waiver	A-51
	8.10	Severability	A-51
	8.11	Assignment	A-51
	8.12	Entire Agreement	A-51
	8.13	Counterparts	A-52
	8.14	Binding on Successors	A-52
	8.15	Disclosures	A-52

(continued)

8.16	No Third Party Beneficiaries	A-52
8.17	Successor Laws	A-52
8.18	Alternative Structure	A-52

Schedules and Exhibits
Exhibit A:	Form of Voting Agreement
Exhibit B:	Form of Articles of Merger
Schedule 1:	List of Persons with Knowledge
Schedule 2:	List of TrustAtlantic Employees Signing Employment Termination Agreements

AGREEMENT AND PLAN OF MERGER

This Agreement and Plan of Merger (“Agreement”) dated as of October 21, 2014 is by and among First Horizon National Corporation, a Tennessee corporation (“FHNC”), First Horizon Merger Sub, LLC, a Tennessee limited liability company (“Merger Sub”), and TrustAtlantic Financial Corporation, a North Carolina corporation (“TrustAtlantic”).

RECITALS

WHEREAS, FHNC desires to enter into a business combination transaction (“Merger”) with TrustAtlantic and TrustAtlantic desires to enter into the Merger in the manner provided in this Agreement;

WHEREAS, Merger Sub is a direct wholly-owned subsidiary of FHNC, formed for the purpose of effecting the Merger;

WHEREAS, the Board of Directors of TrustAtlantic and the Board of Directors of FHNC each believes that the Merger in the manner provided by, and subject to the terms and conditions set forth in, this Agreement is desirable and in the best interests of their respective companies and shareholders and each has approved this Agreement and the transactions proposed herein on the terms and conditions set forth in this Agreement;

WHEREAS, as a condition to the willingness of FHNC to enter into this Agreement, all of the directors of TrustAtlantic have entered into voting agreements in the form attached hereto as Exhibit A (each, a “Voting Agreement” and, collectively, the “Voting Agreements”) in connection with the Merger; and

WHEREAS, the parties intend that for federal income Tax purposes, the Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and this Agreement shall constitute a “plan of reorganization” for purposes of Section 354 and 361 of the Code.

NOW, THEREFORE, in consideration of such premises and the mutual representations, warranties, covenants and agreements contained herein, the parties agree as set forth below.

ARTICLE 1
DEFINITIONS

1.1 Definitions. Except as otherwise provided herein, the capitalized terms set forth below shall have the following meanings:

(a) “Acquisition Proposal” means a proposal or offer from, or indication of interest in making a proposal or offer by, any person (other than FHNC and its Subsidiaries, including Merger Sub) relating to any (a) direct or indirect acquisition of assets of TrustAtlantic or its Subsidiaries (including any voting equity interests of Subsidiaries, but excluding sales of assets in the ordinary course of business) equal to twenty percent (20%) or more of the fair market value of TrustAtlantic’s consolidated assets or to which twenty percent (20%) or more of TrustAtlantic’s net revenues or net income on a consolidated basis are attributable, (b) direct or indirect acquisition of twenty percent (20%) or more of the voting equity interests of TrustAtlantic, (c) tender offer or exchange offer that if consummated would result in any person beneficially owning (within the meaning of Section 13(d) of the Exchange Act) twenty percent (20%) or more of the voting equity interests of TrustAtlantic, (d) merger, consolidation, other business combination or similar transaction involving TrustAtlantic or any of its Subsidiaries, pursuant to which such person would own twenty percent (20%) or more of the consolidated assets, net revenues or net income of TrustAtlantic, taken as a whole; or (e) any announcement of a proposal, plan, or intention to do any of the foregoing or any agreement to engage in any of the foregoing.

(b) “Affiliate” means any natural person, corporation, general partnership, limited partnership, proprietorship, other business organization, trust, union, association or governmental authority that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with the person specified. For purposes hereof, “control” means possession, directly or indirectly through one or more intermediaries, of the power to direct the management or policies of such person, whether through the ownership of voting securities, contract or otherwise.

(c) “Alternative Transaction” means any of (i) a transaction pursuant to which any person (or group of persons) other than FHNC or its Affiliates, directly or indirectly, acquires or would acquire more than twenty percent (20%) of the outstanding shares of TrustAtlantic Common Stock or outstanding voting power of TrustAtlantic, or more than twenty percent (20%) of the outstanding shares or voting power of any other series or class of capital stock of TrustAtlantic that would be entitled to a class or series vote with respect to the Merger, whether from TrustAtlantic, or pursuant to a tender offer or exchange offer or otherwise, (ii) a merger, share exchange, consolidation or other business combination involving TrustAtlantic (other than the Merger), (iii) any transaction pursuant to which any person (or group of persons) other than FHNC or its Affiliates acquires or would acquire control of assets (including for this purpose the outstanding equity securities of any TrustAtlantic Subsidiaries and securities of the entity surviving any merger or business combination involving any TrustAtlantic Subsidiary) of TrustAtlantic or any of its Subsidiaries representing more than twenty percent (20%) of the fair market value of all the assets, deposits, net revenues or net income of TrustAtlantic and its Subsidiaries, taken as a whole, immediately prior to such transaction or (iv) any other consolidation, business combination, recapitalization or similar transaction involving TrustAtlantic or any of its Subsidiaries, other than the transactions contemplated by this Agreement, as a result of which the holders of shares of TrustAtlantic Common Stock immediately prior to such transaction do not, in the aggregate, own at least eighty percent (80%) of each of the outstanding shares of TrustAtlantic Common Stock and the outstanding voting power of the surviving or resulting entity in such transaction immediately after the consummation thereof in substantially the same proportion as such holders held the shares of TrustAtlantic Common Stock immediately prior to the consummation thereof.

(d) “Applicable Law” means any applicable federal, state, local, municipal, foreign, international, multinational, or other constitution, law, rule, standard, requirement, administrative ruling, order, ordinance, principle of common law, legal doctrine, code, regulation, statute, treaty or process, including, without limitation, those relating to banking, including consumer compliance laws and laws covering predatory lending, fair housing and unfair and deceptive practices, the Code, state adaptations of the Uniform Commercial Code and the Uniform Consumer Credit Code, any Environmental Law, ERISA and securities laws.

(e) “Business Day” means any day other than a Saturday, Sunday or day on which banking institutions in the States of Tennessee or North Carolina are authorized or obligated pursuant to legal requirements or executive order to be closed.

(f) “Confidentiality Agreement” means collectively that certain confidentiality and nondisclosure agreement between FHNC and TrustAtlantic dated May 29, 2014 and that certain confidentiality and nondisclosure agreement between FHNC and TrustAtlantic dated August 28, 2014.

(g) “Controlled Group Liability” means any and all liabilities (i) under Title IV of ERISA, (ii) under Section 302 of ERISA, (iii) under Sections 412 and 4971 of the Code, (iv) as a result of a failure to comply with the continuation coverage requirements of Section 601 et seq. of ERISA and Section 4980B of the Code, and (v) under corresponding or similar provisions of foreign laws or regulations.

(h) “Closing Expenses” means any amount paid, payable or reasonably expected to become payable (whether before or after the Closing) by TrustAtlantic or any of its Subsidiaries (including by FHNC and any of its Affiliates on behalf of the TrustAtlantic or any of its Subsidiaries) for services rendered or being rendered to TrustAtlantic by any attorney, investment banker or other financial advisor, accountant, auditor or other professional services provider in connection with the transactions contemplated hereby.

(i) “Derivative Transactions” means any swap transaction, option, warrant, forward purchase or sale transaction, futures transaction, cap transaction, floor transaction or collar transaction relating to one or more currencies, commodities, bonds, equity securities, loans, interest rates, prices, values, or other financial or non-financial assets, credit-related events or conditions or any indexes, or any other similar transaction or combination of any of these transactions, including any collateralized debt or equity instruments evidencing or embedding any such types of transactions, and any related credit support, collateral or other similar arrangements related to such transactions.

(j) “Disclosure Schedule” means the disclosure schedule delivered to FHNC concurrently with the execution of this Agreement, as updated from time to time prior to Closing in accordance with Section 5.13, that sets forth all of the items that are necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in ARTICLE 3 or covenants contained in ARTICLE 5.

(k) “Environmental Laws,” as used in this Agreement, means any applicable federal, state or local statute, law, rule, regulation, ordinance, code, policy or rule of common law now in effect and in each case as amended to date, and any judicial or administrative interpretation thereof, including any judicial or administrative order, consent decree, or judgment, relating to the environment, human health or safety, or Hazardous Materials, including without limitation the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, 42 U.S.C. § 9601, et seq. ; The Hazardous Materials Transportation Authorization Act, as amended, 49 U.S.C. § 5101, et seq. ; the Resource Conservation and Recovery Act of 1976, as amended, 42 U.S.C. § 6901, et seq. ; the Federal Water Pollution Control Act, as amended, 33 U.S.C. § 1201, et seq. ; the Toxic Substances Control Act, 15 U.S.C. § 2601, et seq. ; the Clean Air Act, 42 U.S.C. § 7401, et seq. ; and the Safe Drinking Water Act, 42 U.S.C. § 300f, et seq.

(l) “ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

(m) “ERISA Affiliate” means any person or entity that, together with TrustAtlantic, is treated as a single employer under Section 414(b), (c), (m), or (o) of the Code.

(n) “Exchange Act” means the Securities Exchange Act of 1934, as amended and the rules promulgated pursuant thereto.

(o) “Exchange Ratio” means 1.4240, which is the ratio used to determine the number of shares of FHNC Common Stock into which each share of TrustAtlantic Common Stock would be converted pursuant to Section 2.7(c) absent a Cash Consideration election or payment, subject to adjustment in accordance with Section 2.7(g) and Section 6.1(e) of this Agreement.

(p) “FDIC” means the Federal Deposit Insurance Corporation.

(q) “Federal Reserve” means the Federal Reserve System, including the Board of Governors of the Federal Reserve System and the Federal Reserve Bank of St. Louis.

(r) “FHNC Closing Price” means the volume weighted average price per share of FHNC Common Stock over the 10 consecutive Trading Days immediately preceding the Closing Date, as calculated by Bloomberg Financial LP under the function “VWAP”.

(s) “FHNC Common Stock” means the shares of common stock of FHNC, par value $0.625 per share.

(t) “FHNC Regulators” means (i) with respect to FHNC, the Federal Reserve and (ii) with respect to First Tennessee Bank, the OCC.

(u) “FHNC SEC Reports” means the reports filed with or furnished to the SEC by FHNC pursuant to the Exchange Act.

(v) “First Tennessee Bank” means First Tennessee Bank National Association, a national banking association and Subsidiary of FHNC.

(w) “GAAP” means U.S. generally accepted accounting principles, consistently applied.

(x) “Knowledge” means the actual knowledge, after reasonable inquiry, of those individuals set forth in Schedule 1(a) with respect to TrustAtlantic, and, with respect to FHNC or Merger Sub, shall mean the actual knowledge, after reasonable inquiry, of those individuals set forth in Schedule 1(b).

(y) “Lien” means any lien, pledge, mortgage, deed of trust, security interest, claim, lease, charge, option, right of first refusal, easement, servitude, proxy, voting trust or agreement, transfer restriction under any shareholder or similar agreement, encumbrance or any other restriction or limitation whatsoever.

(z) “Loan” means any loan or other extension of credit (including commitments to extend credit).

(aa) “Material Adverse Effect” means any condition, event, change or occurrence that, individually or collectively, is reasonably likely to have a material adverse effect upon (x) the condition, financial or otherwise, properties, business, results of operations or prospects of such Person and its Subsidiaries, taken as a whole, or (y) the ability of such Person to perform its obligations under, and to consummate the transactions contemplated by, this Agreement; provided, however that no such condition, event, change or occurrence shall be deemed to have a Material Adverse Effect under clause (x) arising from or relating to (A) changes in GAAP or regulatory accounting requirements, (B) changes in Applicable Law, (C) changes in global or national political, economic or market conditions generally affecting companies in the banking industry, (D) changes in credit markets generally, or (E) the outbreak or escalation of hostilities or acts of war or terrorism, except to the extent that the effects of such change are disproportionately adverse to the financial condition, results of operations or business of a Person taken as a whole, as compared to other financial institutions similar in size and operations as such Person.

(bb) “Merger Consideration” means the combination of cash and shares of FHNC Common Stock issuable pursuant to Article 2 of this Agreement in consideration for the TrustAtlantic Common Stock and the TrustAtlantic Warrants.

(cc) “NCCOB” means the North Carolina Office of the Commissioner of Banks.

(dd) “OCC” means of the Office of the Comptroller of the Currency.

(ee) “Permitted Encumbrances” means (i) statutory Liens securing payments not yet due (or being contested in good faith and for which adequate reserves have been established), (ii) Liens for real property Taxes not yet due and payable, (iii) easements, rights of way, and other similar encumbrances that do not materially affect the value or use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties and (iv) such imperfections or irregularities of title or Liens as do not materially affect the value or use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties.

(ff) “Person” means an individual human being, corporation, partnership, limited liability company, association, bank, trust company, trust (or trustee on behalf of a trust), estate, governmental entity or agency or unincorporated organization.

(gg) “Plan” means each “employee benefit plan” (within the meaning of Section 3(3) of ERISA, including multiemployer plans within the meaning of Section 3(37) of ERISA), stock purchase, equity-based compensation, stock option, severance, employment, change-in-control, pension, profit sharing, retirement, fringe benefit, vacation, paid time off, collective bargaining, bonus, incentive, deferred compensation and all other employee benefit plans, programs, agreements, programs, policies or other arrangements, whether or not subject to ERISA (including any funding mechanism therefor now in effect or required in the future as a result of the transactions contemplated by this Agreement or otherwise), whether formal or informal, oral or written, legally binding or not under which any current or former TrustAtlantic Employee has any present or future vested or contingent right to benefits and which are contributed to, sponsored by, maintained by, or for which there is or may be any liability of TrustAtlantic or any of its Subsidiaries or ERISA Affiliates.

(hh) “Regulatory Reports” means those reports of examination by regulatory authorities, compliance reports and correspondence related thereto.

(ii) “Securities Act” means the Securities Act of 1933, as amended.

(jj) “SEC” means the Securities and Exchange Commission.

(kk) “Stock Certificates” means the certificates evidencing shares of TrustAtlantic Stock.

(ll) “Subsidiary” or “Subsidiaries” shall mean, when used with reference to an entity, any corporation, association or other entity in which 50% of the issued and outstanding voting securities are owned directly or indirectly by any such entity, or any partnership, joint venture, limited liability company or other enterprise in which any entity has, directly or indirectly, any equity interest.

(mm) “Superior Proposal” means a bona fide unsolicited written Acquisition Proposal that (x) is obtained not in breach of this Agreement for all or substantially all of the outstanding shares of TrustAtlantic Common Stock on terms that the TrustAtlantic Board of Directors determines in good faith (after consultation with outside legal counsel and the TrustAtlantic financial advisor) and after taking into account all the terms and conditions of the Acquisition Proposal and this Agreement (including any proposal by FHNC to adjust the terms and conditions of this Agreement), including any break-up fees, expense reimbursement provisions, conditions to and expected timing and risks of consummation, the form of consideration offered and the ability of the party making such proposal to obtain financing for such Acquisition Proposal, and after taking into account all other legal, financial, strategic, regulatory and other aspects of such proposal, including the identity of the party making such proposal, and this Agreement) are more favorable from a financial point of view to its shareholders than the Merger, (y) is reasonably likely to receive all necessary regulatory approvals and be consummated and (z) does not contain any condition to closing or similar contingency related to the ability of the party making such proposal to obtain financing.

(nn) “Tax” or “Taxes” shall mean any and all taxes, charges, fees, levies or other assessments in the nature of a tax by a governmental entity or authority, including, without limitation, all net income, gross income, gross receipts, excise, stamp, real or personal property, ad valorem, withholding, social security (or similar), unemployment, occupation, use, production, service, service use, license, net worth, payroll, franchise, severance, transfer, recording, employment, premium, windfall profits, environmental (including taxes under Section 59A of the Code), customs duties, capital stock, profits, disability, sales, registration, value added, alternative or add-on minimum, estimated or other taxes, assessments or charges imposed by any federal, state, local or foreign governmental entity and any interest, penalties, or additions to tax attributable thereto.

(oo) “Tax Return” shall mean any return, declaration, report, form or similar statement required to be filed with any governmental authority or agency with respect to any Tax (including any attached schedules), including, without limitation, any information return, claim for refund, amended return or declaration of estimated Tax.

(pp) “Treasury Regulations” means the final or temporary regulations promulgated under the Code by the United States Department of the Treasury.

(qq) “TrustAtlantic Articles” means the Articles of Incorporation of TrustAtlantic initially filed April 18, 2006 with the North Carolina Secretary of State, as amended.

(rr) “TrustAtlantic Common Stock” means the shares of TrustAtlantic common stock, no par value.

(ss) “TrustAtlantic Employee” means an employee, officer, director, consultant or independent contractor of TrustAtlantic or any of its Subsidiaries.

(tt) “TrustAtlantic Options” means the compensatory option or right to purchase shares of TrustAtlantic Common Stock, as more particularly described in Section 3.2 of the TrustAtlantic Disclosure Schedule.

(uu) “TrustAtlantic Regulators” means (i) with respect to TrustAtlantic, the Federal Reserve and the NCCOB and (ii) with respect to TrustAtlantic Bank, the FDIC and the NCCOB.

(vv) “TrustAtlantic Stock” means, collectively, all shares of TrustAtlantic common stock and preferred stock authorized for issuance under the TrustAtlantic Articles.

(ww) “TrustAtlantic Warrants” means the investor right to purchase shares of TrustAtlantic Common Stock, as more particularly described in Section 3.2 of the TrustAtlantic Disclosure Schedule.

1.2 Other Defined Terms. The following terms used in this Agreement shall have the meanings set forth in the corresponding Articles, Sections or subsections of this Agreement:

Agreement	Preface
Articles of Merger	Section 2.1
Average Closing Price	Section 6.1(e)
Bank Merger Agreement	Section 2.8
Bank Merger	Section 2.8
Cash Consideration	Section 2.7(c)(ii)
Cash Election	Section 2.7(d)(ii)
Cash Election Shares	Section 2.7(d)(i)
Cash/Stock Consideration	Section 2.7(d)(ii)
Closing	Section 2.2
Closing Date	Section 2.2
Closing Date Balance Sheet	Section 5.8
Code	Recitals
Compensation Agreement	Section 3.15(c)
Covered Employees	Section 5.10
CRA	Section 3.17(b)
Determination Date	Section 6.1(e)
Dissenting Shareholder	Section 2.7(c)(iv)
Dissenting Shares	Section 2.7(c)(iv)
Effective Time	Section 2.2
Election Deadline	Section 2.7(d)(ii)
Election Form	Section 2.7(d)(ii)
Election Form Mailing Date	Section 2.7(d)(ii)
Election Form Record Date	Section 2.7(d)(ii)
End Date	Section 6.1(b)
Exchange Agent	Section 2.9(a)
Exchange Fund	Section 2.9(b)
FHNC	Preface
FHNC Regulatory Reports	Section 4.7
FHNC Starting Price	Section 6.1(e)
Final Index Price	Section 6.1(e)
Financial Statements	Section 3.8(a)
Form S-4	Section 5.5(a)
Indemnified Party	Section 5.11(a)
Index Group	Section 6.1(e)
Initial Index Price	Section 6.1(e)
Intellectual Property	Section 3.23

Letter of Transmittal	Section 2.9(c)
Merger	Recitals
Merger Sub	Preface
Mixed Election	Section 2.7(d)(ii)
Multiple Employer 401(k) Plan	Section 5.10(e)
NCBCA	Section 2.7(c)(iv)
No-Match Event	Section 5.5(c)
Non-Election	Section 2.7(d)(ii)
Proxy Statement	Section 5.5(a)
Qualified Group	Section 4.15
Regulatory Approvals	Section 5.4(a)
Second TrustAtlantic Shareholders’ Meeting	Section 5.5(c)
Securities Portfolio	Section 3.10
Shortfall Number	Section 2.7(d)(iv)
Stock Consideration	Section 2.7(c)(ii)
Stock Conversion Number	Section 2.7(d)(i)
Stock Election	Section 2.7(d)(ii)
Stock Election Number	Section 2.7(d)(i)
Stock Election Shares	Section 2.7(d)(i)
Surviving Bank	Section 2.8
Surviving Entity	Section 2.1
Tennessee Courts	Section 8.6
Termination Fee	Section 6.3(a)
Trading Day	Section 6.1(e)
TrustAtlantic	Preface
TrustAtlantic 401(k) Plan	Section 5.10(e)
TrustAtlantic Board Recommendation	Section 5.5(b)
TrustAtlantic Contract	Section 3.15(a)
TrustAtlantic Real Property	Section 3.12(a)
TrustAtlantic Reports	Section 3.7
TrustAtlantic Shareholders’ Meeting	Section 5.5(b)
Voting Agreement	Recitals

ARTICLE 2
THE MERGER

2.1 Merger. Upon the terms and subject to the conditions set forth in this Agreement and in the Articles of Merger in the form attached hereto as Exhibit B (“Articles of Merger”), at the Effective Time, TrustAtlantic shall merge with and into Merger Sub (which, as the surviving entity, is hereinafter referred to as “Surviving Entity” whenever reference is made to it at or after the Effective Time) and pursuant to the provisions of, and with the effect provided in, the Tennessee Revised Limited Liability Company Act and the North Carolina Business Corporation Act.

2.2 Closing Date; Effective Time. The closing of the transactions contemplated herein (the “Closing”) shall take place at the offices of FHNC in Memphis, Tennessee, or at such other place to which the parties hereto may mutually agree on a mutually acceptable date (“Closing Date”) as soon as practicable after the satisfaction or waiver of the conditions to Closing set forth in ARTICLE 7 of this Agreement (except those conditions, which by their nature occur at the time of Closing). The Merger shall become effective, and the effective time of the Merger shall occur, at the later of (i) the date and time in which the Articles of Merger are filed and effective with the

Tennessee Secretary of State and (ii) the date and time in which the Articles of Merger are filed and effective with the North Carolina Secretary of State (“Effective Time”).

2.3 Organizational Documents and Facilities of Surviving Entity. At the Effective Time and until thereafter amended in accordance with Applicable Law, the Articles of Organization of Surviving Entity shall be the Articles of Organization of Merger Sub as in effect at the Effective Time. Until altered, amended or repealed as therein provided and in the Articles of Organization of Surviving Entity, the Operating Agreement of Surviving Entity shall be the Operating Agreement of Merger Sub as in effect at the Effective Time. The main office of Surviving Entity shall be the main office of Merger Sub as of the Effective Time. The established offices and facilities of TrustAtlantic immediately prior to the Merger shall become established offices and facilities of Surviving Entity.

2.4 Board of Directors and Executive Officers of Surviving Entity. The directors and officers of Merger Sub, in each case, immediately prior to the Effective Time shall, from and after the Effective Time, be the directors and officers, respectively, of the Surviving Entity until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Articles of Organization and Operating Agreement of the Surviving Entity.

2.5 Effect of Merger. At the Effective Time, the corporate existence of TrustAtlantic and Merger Sub shall, as provided in the provisions of law heretofore mentioned, be consolidated and continued in Surviving Entity, and Surviving Entity shall be deemed to be a continuation in entity and identity of TrustAtlantic and Merger Sub. All rights, franchises and interests of TrustAtlantic in and to any type of property and choses in action shall be transferred to and vested in Surviving Entity by virtue of the Merger without any deed or other transfer. Surviving Entity, without any order or other action on the part of any court or otherwise, shall hold and enjoy all rights of property, franchises and interest, including appointments, designations and nominations, and all other rights and interests as trustee, executor, administrator, transfer agent or registrar of stocks and bonds, guardian of estates, assignee, receiver and committee of estates of lunatics, and in every other fiduciary capacity, in the same manner and to the same extent as such rights, franchises, and interests were held or enjoyed by TrustAtlantic as of the Effective Time.

2.6 Liabilities of Surviving Entity. At the Effective Time of the Merger, Surviving Entity shall be liable for all liabilities of TrustAtlantic. All deposits, debts, liabilities, obligations and contracts of TrustAtlantic, matured or unmatured, whether accrued, absolute, contingent or otherwise, and whether or not reflected or reserved against on balance sheets, books of account, or records of TrustAtlantic, as the case may be, shall be those of Surviving Entity and shall not be released or impaired by the Merger. All rights of creditors and other obligees and all liens on property of TrustAtlantic shall be preserved unimpaired by reason of the Merger.

2.7 Conversion of Stock; Merger Consideration. At the Effective Time, by virtue of the Merger and without any action on the part of FHNC, Merger Sub, TrustAtlantic or the holder of any of the following securities:

(a) No Effect on FHNC Common Stock. Each share of FHNC Common Stock issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding and shall not be affected by the Merger.

(b) No Effect on Merger Sub Membership Interests. The membership interests of Merger Sub shall remain issued and outstanding and continue unaffected and unimpaired by the Merger.

(c) Conversion of TrustAtlantic Common Stock.

(i) All shares of TrustAtlantic Common Stock owned by any direct or indirect wholly owned Subsidiary of TrustAtlantic immediately prior to the Effective Time (other than shares held in a fiduciary capacity or in connection with debts previously contracted), shall, at the Effective Time, cease to exist, and the Stock Certificates for such shares shall be canceled as promptly as practicable thereafter, and no payment or distribution shall be made in consideration therefor.

(ii) Each share of TrustAtlantic Common Stock issued and outstanding immediately prior to the Effective Time (other than Dissenting Shares) shall become and be converted into, as provided in and subject to the limitations set forth in this Agreement, the right to receive at the election of the holder thereof as provided in Section 2.7(d) either (i) an amount of cash equal to the product of the Exchange Ratio and the FHNC Closing Price (the “Cash Consideration”); or (ii) shares of FHNC Common Stock equal to the Exchange Ratio (the “Stock Consideration”).

(iii) Notwithstanding anything to the contrary contained herein, no certificates or scrip representing fractional shares of FHNC Common Stock shall be issued upon the surrender for exchange of Stock Certificates, no dividend or distribution with respect to FHNC Common Stock shall be payable on or with respect to any fractional share interest, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a stockholder of FHNC. In lieu of the issuance of any such fractional share, FHNC shall pay to each former holder of TrustAtlantic Common Stock who otherwise would be entitled to receive a fractional share of FHNC Common Stock, an amount in cash, rounded to the nearest cent and without interest, equal to the product of (i) the fraction of a share to which such holder would otherwise have been entitled and (ii) the FHNC Closing Price. For purposes of determining any fractional share interest, all shares of TrustAtlantic Common Stock owned by a TrustAtlantic shareholder shall be combined so as to calculate the maximum number of whole shares of FHNC Common Stock issuable to such TrustAtlantic shareholder.

(iv) Each outstanding share of TrustAtlantic Common Stock the holder of which has perfected appraisal rights under the North Carolina Business Corporation Act (“NCBCA”) and has not effectively withdrawn or lost such right as of the Effective Time (the “Dissenting Shares”) shall not be converted into or represent a right to receive the Merger Consideration hereunder, and the holder thereof shall be entitled only to such rights as are granted by the NCBCA. TrustAtlantic shall give FHNC prompt notice upon receipt by TrustAtlantic of any such demands for payment of the fair value of such shares of TrustAtlantic Common Stock and of withdrawals of such notice and any other instruments provided pursuant to Applicable Law (any shareholder duly making such demand being hereinafter called a “Dissenting Shareholder”), and FHNC shall have the right to participate in all negotiations and proceedings with respect to any such demands. TrustAtlantic shall not, except with the prior written consent of FHNC, voluntarily make any payment with respect to, or settle or offer to settle, any such demand for payment, or waive any failure to timely deliver a written demand for appraisal or the taking of any other action by such Dissenting Shareholder as may be necessary to perfect appraisal rights under the NCBCA. Any payments made in respect of Dissenting Shares shall be made by the Surviving Entity. If any Dissenting Shareholder shall effectively withdraw or lose (through failure to perfect or otherwise) such holder’s right to such payment at or prior to the Effective Time, such holder’s shares of TrustAtlantic Common Stock shall be converted into a right to receive the Merger Consideration in accordance with the applicable provisions of this Agreement. If such holder shall effectively withdraw or lose (through failure to perfect or otherwise) such holder’s right to payment for Dissenting Shares after the Effective Time (or the Election Deadline, as defined below), each share of TrustAtlantic Common Stock of such holder shall be treated as a Non- Election Share.

(d) Election Procedures.

(i) Holders of TrustAtlantic Common Stock and TrustAtlantic Warrants may elect to receive the Merger Consideration in accordance with the following procedures, provided that, in the aggregate, 75% of the total number of shares of TrustAtlantic Common Stock issued and outstanding at the Effective Time, including any Dissenting Shares and shares of TrustAtlantic Common Stock issuable pursuant to Section 2.7(f) with respect to the TrustAtlantic Warrants (the “Stock Conversion Number”), shall be converted into the Stock Consideration, and the remaining outstanding shares of TrustAtlantic Common Stock and TrustAtlantic Warrants shall be converted into the Cash Consideration. Shares of TrustAtlantic Common Stock as to which a Cash Election (including, pursuant to a Mixed Election) has been made are referred to herein as “Cash Election Shares.” Shares of TrustAtlantic Common Stock as to which a Stock Election has been made (including, pursuant to a Mixed Election) are referred to as “Stock Election Shares.” Shares of TrustAtlantic Common Stock as to which no election has been made (or as to which an Election Form is not returned properly completed) are referred to herein as “Non-Election Shares.” The aggregate number of shares of TrustAtlantic Common Stock with respect to which a Stock Election has been made is referred to herein as the “Stock Election Number.” Any Dissenting Shares shall be deemed to be Cash Election Shares, and the holders thereof shall in no event receive consideration consisting of FHNC Common Stock with respect to such shares.

(ii) An election form in such form as FHNC and TrustAtlantic shall mutually agree (“Election Form”), shall be mailed not less than thirty-five (35) days prior to the anticipated Effective Time or on such other date as FHNC and TrustAtlantic shall mutually agree (the “Election Form Mailing Date”) to each holder of record of TrustAtlantic Common Stock and each holder of a TrustAtlantic Warrant as of five (5) Business Days prior to the Election Form Mailing Date (the “Election Form Record Date”). Each Election Form shall permit such holder, subject to the allocation and election procedures set forth in this Section, (i) to elect to receive the Cash Consideration for all of the shares of TrustAtlantic Common Stock held by such holder (a “Cash Election”), (ii) to elect to receive the Stock Consideration for all of such shares (a “Stock Election”), (iii) elect to receive the Stock Consideration for 75% of such holder’s TrustAtlantic Common Stock and the Cash Consideration for the remaining part of such holder’s TrustAtlantic Common Stock (the “Cash/Stock Consideration”) (an election to receive the Cash/Stock Consideration is referred to as a “Mixed Election”), or (iv) to indicate that such record holder has no preference as to the receipt of cash or FHNC Common Stock for such shares (a “Non-Election”). A holder of record of shares of TrustAtlantic Common Stock who holds such shares as nominee, trustee or in another representative capacity may submit multiple Election Forms, provided that each such Election Form covers all the shares of TrustAtlantic Common Stock held by such representative for a particular beneficial owner. Any shares of TrustAtlantic Common Stock with respect to which the holder thereof shall not, as of the Election Deadline, have made an election by submission to the Exchange Agent of an effective, properly completed Election Form shall be deemed Non-Election Shares. All Dissenting Shares shall be deemed shares subject to a Cash Election, and with respect to such shares the holders thereof shall in no event receive consideration comprised of FHNC Common Stock, subject to Section 2.7(c)(iv) hereof. To be effective, a properly completed Election Form shall be submitted to the Exchange Agent on or before 5:00 p.m., eastern time, on the 30th day following the Mailing Date or such other time and date as FHNC and TrustAtlantic may mutually agree (the “Election Deadline”); provided, however, that the Election Deadline may not occur on or after the Closing Date. An election shall have been properly made only if the Exchange Agent shall have actually received a properly completed Election Form by the Election Deadline. Any Election Form may be revoked or changed by the person submitting such Election Form to the Exchange Agent by written notice to the Exchange Agent only if such notice of revocation or change is actually received by the Exchange Agent at or prior to the Election Deadline. Subject to the terms of this Agreement and of the Election Form, the Exchange Agent shall have discretion to determine when any election, modification or revocation is received and whether any such election, modification or revocation has been properly made.

(iii) If the Stock Election Number exceeds the Stock Conversion Number, then all Cash Election Shares and all Non-Election Shares shall be converted into the right to receive the Cash Consideration, and, subject to Section 2.7(c)(iii) hereof, each holder of Stock Election Shares will be entitled to receive the Stock Consideration only with respect to that number of Stock Election Shares held by such holder equal to the product obtained by multiplying (x) the number of Stock Election Shares held by such holder by (y) a fraction, the numerator of which is the Stock Conversion Number and the denominator of which is the Stock Election Number, with the remaining number of such holder’s Stock Election Shares being converted into the right to receive the Cash Consideration.

(iv) If the Stock Election Number is less than the Stock Conversion Number (the amount by which the Stock Conversion Number exceeds the Stock Election Number being referred to herein as the “Shortfall Number”), then all Stock Election Shares shall be converted into the right to receive the Stock Consideration and the Non-Election Shares and Cash Election Shares shall be treated in the following manner:

(1) if the Shortfall Number is less than or equal to the number of Non-Election Shares, then all Cash Election Shares shall be converted into the right to receive the Cash Consideration and, subject to Section 2.7(c)(iii) hereof, each holder of Non-Election Shares shall receive the Stock Consideration in respect of that number of Non-Election Shares held by such holder equal to the product obtained by multiplying (x) the number of Non-Election Shares held by such holder by (y) a fraction, the numerator of which is the Shortfall Number and the denominator of which is the total number of Non-Election Shares, with the remaining number of such holder’s Non-Election Shares being converted into the right to receive the Cash Consideration; or

(2) if the Shortfall Number exceeds the number of Non-Election Shares, then all Non-Election Shares shall be converted into the right to receive the Stock Consideration, and, subject to Section 2.7(c)(iii) hereof, each holder of Cash Election Shares shall receive the Stock Consideration in respect of that number of Cash Election Shares held by such holder equal to the product obtained by multiplying (x) the number of Cash Election Shares held by such holder by (y) a fraction, the numerator of which is the amount by which (1) the Shortfall Number exceeds (2) the total number of Non-Election Shares and the denominator of which is the total number of Cash Election Shares, with the remaining number of such holder’s Cash Election Shares being converted into the right to receive the Cash Consideration.

(e) TrustAtlantic Options. TrustAtlantic shall take all actions necessary to accelerate vesting of all outstanding and unvested TrustAtlantic Options prior to the Effective Time. Each TrustAtlantic Option that has not been exercised, but is outstanding immediately prior to the Effective Time shall, by virtue of the Merger and without any action on the part of FHNC, Merger Sub, TrustAtlantic or any other Person cease to represent an option to purchase TrustAtlantic Common Stock and be converted automatically into nonqualified options to purchase FHNC Common Stock under FHNC’s Equity Compensation Plan; provided, that with respect to each TrustAtlantic Option that is subject to performance-based vesting conditions, the performance-based vesting conditions applicable to such TrustAtlantic Option shall be deemed satisfied at the Effective Time. Each TrustAtlantic Option to which Section 422 of the Code applies shall automatically be converted into an option which shall not be qualified under Section 422 of the Code. The following shall apply with respect to each TrustAtlantic Option so converted:

(1) the number of shares of FHNC Common Stock issuable upon exercise of each converted TrustAtlantic Option will equal the product of (x) the number of shares of TrustAtlantic Common Stock that were purchasable under the TrustAtlantic Option immediately before the Effective Time and (y) the Exchange Ratio, rounded down, if necessary, to the nearest whole share; and

(2) the exercise price per share of FHNC Common Stock for each TrustAtlantic Option will equal (x) the per share exercise price of the TrustAtlantic Option in effect immediately before the Effective Time divided by (y) the Exchange Ratio, rounded up, if necessary, to the nearest cent.

Notwithstanding the foregoing, the exercise price and the number of shares of FHNC Common Stock purchasable pursuant to the TrustAtlantic Options shall be determined in a manner consistent with any applicable requirements of Section 409A of the Code. FHNC will assume each TrustAtlantic Option as adjusted in accordance with this Section. Except as specifically provided above, following the Effective Time, each TrustAtlantic Option shall continue to be governed by the same terms and conditions (including vesting) as were applicable under such TrustAtlantic Option immediately prior to the Effective Time pursuant to the applicable award agreement.

(f) TrustAtlantic Warrants. Each TrustAtlantic Warrant that has not been exercised, but is outstanding immediately prior to the Effective Time shall, by virtue of the Merger and without any action on the part of FHNC, Merger Sub, TrustAtlantic, the holder of that TrustAtlantic Warrant or any other Person, be cancelled and converted into and represent the right to receive subject to the limitations set forth in this Agreement, the Merger Consideration with respect to the shares of TrustAtlantic Common Stock issuable upon exercise of each such TrustAtlantic Warrant in full, less the exercise price to be paid by the holder of each such TrustAtlantic Warrant, which shall be deducted from the Merger Consideration issuable to each such holder. Each holder of a TrustAtlantic Warrant may elect to receive Cash Consideration or Stock Consideration in accordance with Section 2.7(d) of this Agreement. To the extent any such holder elects Stock Consideration, the Exchange Ratio and FHNC Closing Price shall be used to establish the amount of deduction measured in shares.

(g) Adjustments to Prevent Dilution. If at any time during the period between the date of this Agreement and the Effective Time, any change in the outstanding shares of capital stock of FHNC or TrustAtlantic, respectively, shall occur (or for which the relevant record date will occur) as a result of any reclassification, recapitalization, stock split (including a reverse stock split) or subdivision or combination or readjustment of shares, or any stock dividend or stock distribution with a record date during such period, the Merger Consideration, the Per Share Merger Consideration Value, the Exchange Ratio and any other dependent items, as applicable, shall be equitably and proportionately adjusted, if necessary and without duplication, to reflect such change.

2.8 Bank Merger. Except as provided below, after the Effective Time and at or after the close of business on the Closing Date, TrustAtlantic Bank shall be merged (the “Bank Merger”) with and into First Tennessee Bank in accordance with the provisions of applicable federal and state banking laws and regulations, and First Tennessee Bank shall be the surviving bank (the “Surviving Bank”). The Bank Merger shall have the effects as set forth under applicable federal and state banking laws and regulations, and the parties shall cause the Boards of Directors of TrustAtlantic Bank and First Tennessee Bank, respectively, to approve a separate conditional Agreement to Merge (the “Bank Merger Agreement”) and cause the Bank Merger Agreement to be executed and delivered as soon as practicable following the date of execution of this Agreement, and the parties will cooperate and take such other actions as may be necessary and desirable to provide for the Bank Merger to be effected. As provided in the Bank Merger Agreement, the Bank Merger may be abandoned at the election of First Tennessee Bank at any time, whether before or after filings are made for regulatory approval of the Bank Merger and the Bank Merger Agreement shall terminate automatically upon termination of this Agreement for any reason.

2.9 Procedures for Exchange of TrustAtlantic Common Stock.

(a) Appointment of Exchange Agent. Prior to the Effective Time, FHNC shall appoint an exchange agent reasonably acceptable to TrustAtlantic (the “Exchange Agent”) to act as the agent for the purpose of exchanging the Merger Consideration as and to the extent applicable, for the Stock Certificates evidencing shares of TrustAtlantic Common Stock. TrustAtlantic agrees that Wells Fargo Shareowner Services is reasonably acceptable.

(b) FHNC to Make Merger Consideration Available. After the Election Deadline and no later than the Closing Date, FHNC shall deposit, or shall cause to be deposited, with the Exchange Agent for the benefit of the holders of TrustAtlantic Common Stock, for exchange in accordance with this Section, certificates representing the shares of FHNC Common Stock and an aggregate amount of cash sufficient to pay the aggregate amount of cash payable pursuant to this Article 2 (including the estimated amount of cash to be paid in lieu of fractional shares of TrustAtlantic Common Stock) (such cash and certificates for shares of FHNC Common Stock, together with any dividends or distributions with respect thereto (without any interest thereon) being hereinafter referred to as the “Exchange Fund”).

(c) Exchange of Certificates. FHNC shall take all steps necessary to cause the Exchange Agent, within five (5) Business Days after the Effective Time, to mail to each holder of a Stock Certificate or Stock Certificates, appropriate and customary securities transmittal materials, in such form as FHNC and TrustAtlantic shall mutually agree (“Letter of Transmittal”), which Letter of Transmittal shall include instructions for use in effecting the surrender of the Stock

Certificates in exchange for the Merger Consideration and cash in lieu of fractional shares into which the TrustAtlantic Common Stock represented by such Stock Certificates shall have been converted as a result of the Merger if any. The Letter of Transmittal shall specify that delivery shall be effected, and risk of loss and title to the Stock Certificates shall pass, only upon delivery of the Stock Certificates to the Exchange Agent. A Letter of Transmittal shall be deemed properly completed with respect to a holder of TrustAtlantic Common Stock only if accompanied by one or more Stock Certificates (or customary affidavits and indemnification regarding the loss or destruction of such Stock Certificates or the guaranteed delivery of such Stock Certificates) representing all shares of TrustAtlantic Common Stock covered by such Letter of Transmittal. Subject to the terms of this Agreement and of the Letter of Transmittal, the Exchange Agent shall have discretion to determine whether any Letter of Transmittal has been properly completed. Upon proper surrender of a Stock Certificate for exchange and cancellation to the Exchange Agent, together with a properly completed Letter of Transmittal, duly executed, the holder of such Stock Certificate shall be entitled to receive in exchange therefor, the Merger Consideration to which such holder of TrustAtlantic common stock shall have become entitled pursuant to this Article 2, and the Stock Certificate so surrendered shall forthwith be canceled. No interest will be paid or accrued on any Cash Consideration or any cash payable in lieu of fractional shares or any unpaid dividends and distributions, if any, payable to holders of Stock Certificates.

(d) Rights of Certificate Holders after the Effective Time. The holder of a Stock Certificate that prior to the Merger represented issued and outstanding TrustAtlantic Common Stock shall have no rights, after the Effective Time, with respect to such TrustAtlantic Common Stock except to surrender the Stock Certificate in exchange for the Merger Consideration as provided in this Agreement. No dividends or other distributions declared after the Effective Time with respect to FHNC Common Stock shall be paid to the holder of any unsurrendered Stock Certificate until the holder thereof shall surrender such Stock Certificate in accordance with this Section. After the surrender of a Stock Certificate in accordance with this Section, the record holder thereof shall be entitled to receive any such dividends or other distributions, without any interest thereon, which theretofore had become payable with respect to shares of FHNC Common Stock represented by such Stock Certificate.

(e) Surrender by Persons Other than Record Holders. If the Person surrendering a Stock Certificate and signing the accompanying letter of transmittal is not the record holder thereof, then it shall be a condition of the payment of the Merger Consideration that: (i) such Stock Certificate is properly endorsed to such Person or is accompanied by appropriate stock powers, in either case signed exactly as the name of the record holder appears on such Stock Certificate, and is otherwise in proper form for transfer, or is accompanied by appropriate evidence of the authority of the Person surrendering such Stock Certificate and signing the letter of transmittal to do so on behalf of the record holder; and (ii) the person requesting such exchange shall pay to the Exchange Agent in advance any transfer or other taxes required by reason of the payment to a Person other than the registered holder of the Stock Certificate surrendered, or required for any other reason, or shall establish to the satisfaction of the Exchange Agent that such tax has been paid or is not payable.

(f) Closing of Transfer Books. From and after the Effective Time, there shall be no transfers on the stock transfer books of TrustAtlantic of the shares of TrustAtlantic Common Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, Stock Certificates representing such shares are presented for transfer to the Exchange Agent, they shall be exchanged for the Merger Consideration and canceled as provided in this Section.

(g) Return of Exchange Fund. At any time following the six (6) month period after the Effective Time, FHNC shall be entitled to require the Exchange Agent to deliver to it any portions of the Exchange Fund which had been made available to the Exchange Agent and not disbursed to holders of Stock Certificates (including, without limitation, all interest and other income received by the Exchange Agent in respect of all funds made available to it), and thereafter such holders shall be entitled to look to FHNC (subject to abandoned property, escheat and other similar laws) with respect to any Merger Consideration that may be payable upon due surrender of the Stock Certificates held by them. Notwithstanding the foregoing, neither FHNC nor the Exchange Agent shall be liable to any holder of a Stock Certificate for any Merger Consideration properly delivered in respect of such Stock Certificate to a public official pursuant to any abandoned property, escheat or other similar law.

(h) Lost, Stolen or Destroyed Certificates. In the event any Stock Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Stock Certificate to be lost, stolen or destroyed and, if required by FHNC, the posting by such person of a bond in such amount as FHNC may reasonably direct as indemnity against any claim that may be made against it with respect to such Stock Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Stock Certificate the Merger Consideration deliverable in respect thereof.

(i) Reservation of Shares. FHNC shall reserve for issuance a sufficient number of shares of the FHNC Common Stock for the purpose of issuing shares of FHNC Common Stock in accordance with this Article 2.

2.10 Withholding Rights. Each of the Exchange Agent, FHNC, Merger Sub and the Surviving Entity shall be entitled to deduct and withhold from the consideration otherwise payable to any Person pursuant to this Article such amounts as may be required to be deducted and withheld with respect to the making of such payment under the Code or any other provision of Applicable Law. To the extent that amounts are so deducted and withheld by the Exchange Agent, FHNC, Merger Sub or the Surviving Entity, as the case may be, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which the Exchange Agent, FHNC, Merger Sub or the Surviving Entity, as the case may be, made such deduction and withholding.

2.11 Tax Treatment of the Merger. It is intended by the parties that the Merger constitute a “reorganization” within the meaning of Section 368(a) of the Code. The parties hereby adopt this Agreement as a “plan of reorganization” within the meaning of Sections 1.368-2(g) and 1.368-3(a) of the Treasury Regulations. All of the parties agree to cooperate and use their best efforts in order to qualify the transactions contemplated herein as a reorganization under Section 368(a)(1)(A) of the Code, and to report the Merger for federal, state and any local income Tax purposes in a manner consistent with such characterization.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES OF TRUSTATLANTIC

TrustAtlantic makes the following representations and warranties, each of which is being relied on by FHNC but none of which shall survive the consummation of the Merger, which representations and warranties shall, except as disclosed in the Disclosure Schedule (whether or not such Section of the Disclosure Schedule is specifically designated in this ARTICLE 3 so long as it is otherwise readily apparent that the disclosure in the Disclosure Schedule is intended to qualify a particular provision in this ARTICLE 3), individually and in the aggregate, be true and correct in all respects on the date of this Agreement (except that all representations and warranties made as of a specific date shall be true and correct as of such date). For the purposes of this Agreement, except in Section 3.1 and where the context otherwise requires, any reference to TrustAtlantic in this Article shall be deemed to include TrustAtlantic and its Subsidiaries and the express reference to TrustAtlantic in certain representations set forth below shall not be interpreted as excluding Subsidiaries when not otherwise expressly referenced below.

3.1 Organization.

(a) TrustAtlantic is a corporation duly organized, validly existing and in good standing under the laws of the State of North Carolina. TrustAtlantic has full power and authority (including all licenses, franchises, permits and other governmental authorizations which are legally required) to own, lease and operate its properties, to engage in the business and activities now conducted by it, except where the failure to be so licensed or qualified would not have a Material Adverse Effect. TrustAtlantic is duly registered with the Federal Reserve as a bank holding company. True and complete copies of the TrustAtlantic Articles and the Bylaws, each as amended to date, have been delivered or made available to FHNC.

(b) Other than as set forth in Section 3.1(b) of the Disclosure Schedule, TrustAtlantic Bank is duly authorized to conduct a general banking business, embracing all usual deposit functions of commercial banks as well as commercial, industrial and real estate loans, installment credits, collections and safe deposit facilities subject to the supervision of the TrustAtlantic Regulators. The deposit accounts of TrustAtlantic Bank are insured by the FDIC to the fullest extent permitted by Applicable Law, and all premiums and assessments due and owing as of the date hereof required in connection therewith have been paid by TrustAtlantic Bank or accrued on its Financial Statements. No proceedings for the revocation or termination of such deposit insurance are pending or, to the Knowledge of TrustAtlantic, threatened.

(c) Other than as set forth in Section 3.1(c) of the Disclosure Schedule, (i) TrustAtlantic does not have any Subsidiaries or Affiliates, (ii) TrustAtlantic is not a general partner or material owner in any joint venture, general partnership, limited partnership, trust or other non-corporate entity, and (iii) to TrustAtlantic’s Knowledge there is no arrangement pursuant to which the stock of any corporation is or has been held in trust (whether express, constructive, resulting or otherwise) for the benefit of all (not less than all) shareholders of TrustAtlantic. Section 3.1(c) of the Disclosure Schedule also sets forth a list identifying the number and owner of all outstanding capital stock or other equity securities of each such Subsidiary, options, warrants, stock appreciation rights, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into, shares of any capital stock or other equity securities of such Subsidiary, or contracts, commitments, understandings or arrangements by which such Subsidiary may become bound to issue additional shares of its capital stock or other equity securities, or options, warrants, scrip, rights to subscribe to, calls or commitments for any shares of its capital stock or other equity securities and the identity of the parties to any such agreements or arrangements. All of the outstanding shares of capital stock or other securities evidencing ownership of any of the TrustAtlantic Subsidiaries are validly issued, fully paid and nonassessable and such shares or other securities are owned by TrustAtlantic or another of its Subsidiaries free and clear of any Lien with respect thereto. Each TrustAtlantic Subsidiary (i) is a duly organized and validly existing corporation, partnership or limited liability company or other legal entity under the Applicable Laws of its jurisdiction of organization, (ii) is duly licensed and qualified to do business and is in good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership or leasing of property or the conduct of its business requires it to be so qualified (except for jurisdictions in which the failure to be so qualified would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect) and (iii) has all requisite corporate power and authority to own or lease its properties and assets and to carry on its business as now conducted. A true, correct and complete copy of the articles or certificate of incorporation or certificate of trust and bylaws (or similar governing documents) of each TrustAtlantic Subsidiary, as amended and currently in effect, has been delivered and made available to FHNC.

3.2 Capitalization.

(a) The authorized capital stock of TrustAtlantic consists of 100,000,000 shares of TrustAtlantic Common Stock, of which 4,734,944 are issued and outstanding as of the date of this Agreement, and 20,000,000 shares of TrustAtlantic preferred stock, no par value, of which no shares are issued or outstanding as of the date of this Agreement. No other shares of TrustAtlantic Stock are issued as of the date of this Agreement. All of the issued and outstanding shares of TrustAtlantic Stock are validly issued, fully paid and nonassessable, and have not been issued in violation of the preemptive rights of any person or in violation of any applicable federal or state laws.

(b) Section 3.2(b) of the Disclosure Schedule sets forth for each TrustAtlantic Option the name of the grantee, the date of the grant, the type of grant, the status of the option grant as qualified or non-qualified under Section 422 of the Code, the number of shares of TrustAtlantic

Common Stock subject to each TrustAtlantic Option, and the number of shares of TrustAtlantic Common Stock that are currently exercisable and the exercise price per share, all as of the date of this Agreement. Section 3.2(b) of the Disclosure Schedule sets forth for each TrustAtlantic Warrant the name of the registered holder, the date of issuance, the number of shares of TrustAtlantic Common Stock subject to each TrustAtlantic Warrant, and the number of shares of TrustAtlantic Common Stock that are currently exercisable and the exercise price per share, all as of the date of this Agreement. Other than as set forth in Section 3.2(b) of the Disclosure Schedule, there are no existing options, warrants, calls, convertible securities or commitments of any kind obligating TrustAtlantic to issue any authorized and unissued TrustAtlantic Stock nor does TrustAtlantic have any outstanding commitment or obligation to repurchase, reacquire or redeem any of its outstanding capital stock.

(c) Other than as set forth in Section 3.2(c) of the Disclosure Schedule, to the Knowledge of TrustAtlantic (and without having made an inquiry as to any TrustAtlantic shareholders who are not executive officers or directors) and with the exception of the Voting Agreements, there are no voting trusts, voting agreements, buy-sell agreements or other similar arrangements affecting the TrustAtlantic Stock.

3.3 Corporate Approval and Authority.

(a) TrustAtlantic has full corporate power and authority to execute and deliver this Agreement (and any related documents), and TrustAtlantic has full legal capacity, power and authority to perform its obligations hereunder and thereunder and to consummate the contemplated transactions, subject to the receipt of any required regulatory approvals and the required approval of the Merger pursuant to this Agreement by the shareholders of TrustAtlantic.

(b) The Board of Directors of TrustAtlantic has approved this Agreement and the transactions contemplated herein subject to the approval thereof by the shareholders of TrustAtlantic as required by Applicable Law, and, other than shareholder and regulatory approvals, no further corporate proceedings of TrustAtlantic are needed to execute and deliver this Agreement and consummate the Merger. This Agreement has been duly and validly executed and delivered by TrustAtlantic and, subject to receipt of any required regulatory approvals and the required approval of the Merger pursuant to this Agreement by the shareholders of TrustAtlantic and the due and valid execution and delivery of this Agreement by FHNC and Merger Sub, constitutes the legally binding agreement of TrustAtlantic enforceable against TrustAtlantic in accordance with its terms, subject to the effect of bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to creditors’ rights generally and general equitable principles.

(c) The affirmative vote of the holders of a majority of the outstanding TrustAtlantic Common Stock is the only vote required of the holders of TrustAtlantic Stock necessary to approve the Merger and the related transactions contemplated thereby.

3.4 Consents and Approvals. No consents or approvals of, or filings or registrations with, any governmental entity or any third party are required to be made or obtained by TrustAtlantic or its Subsidiaries in connection with the execution and delivery by TrustAtlantic of this Agreement or the consummation by TrustAtlantic of the Merger and the other transactions contemplated by this Agreement except for (i) the approval of the TrustAtlantic shareholders as set forth in Section 3.3, (ii) filings of applications and notices with, receipt of approvals or non-objections from, and expiration of the related waiting period required by, the Federal Reserve and the NCCOB (iii) the filing of the Articles of Merger with the Tennessee Secretary of State pursuant to the Tennessee Limited Liability Company Act and the North Carolina Secretary of State pursuant to the North Carolina Business Corporation Act and (iv) as set forth in Section 3.4 of the Disclosure Schedule.

3.5 No Conflict With Other Instruments. Except as reflected in Section 3.5 of the Disclosure Schedule, the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby will not (a) conflict with or violate any provision of TrustAtlantic’s Articles or Bylaws, or (b) assuming all required shareholder and regulatory approvals are duly obtained, will not (i) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to TrustAtlantic or any of its properties or assets, or (ii) violate, conflict with, result in a breach of any provision of or constitute a default (or an event which, with or without notice or lapse of time, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, cause FHNC, Merger Sub, or TrustAtlantic to become subject to or liable for the payment of any Tax, or result in the creation of any lien, charge or encumbrance upon any of the properties or assets of TrustAtlantic under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease agreement, instrument or obligation to which TrustAtlantic is a party, or by which any of its properties or assets may be bound or affected, except as would not reasonably be expected to have individually or in the aggregate, a Material Adverse Effect on TrustAtlantic.

3.6 Litigation and Other Proceedings.

(a) Except as set forth in Section 3.6 of the Disclosure Schedule, there are no legal, quasi-judicial, regulatory or administrative proceedings of any kind or nature now pending or, to the Knowledge of TrustAtlantic, threatened before any court or administrative body in any manner against TrustAtlantic, or any of its properties or capital stock, or that challenge the validity or propriety of the transactions contemplated by this Agreement or could reasonably be expected to have a Material Adverse Effect on TrustAtlantic. Except as set forth in Section 3.6 of the Disclosure Schedule, TrustAtlantic is not a party to or subject to any settlement, judgment, order, writ, injunction, decree, award, rule or regulation of any court, arbitrator or governmental agency or instrumentality, except as would not reasonably be expected to have individually or in the aggregate, a Material Adverse Effect on TrustAtlantic.

(b) Neither TrustAtlantic nor any of its Subsidiaries is subject to any cease and desist order, written agreement or memorandum of understanding with, or a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or is a recipient of any extraordinary supervisory letter from, or is subject to any board resolutions at the request of the TrustAtlantic Regulators, nor has it been advised by any TrustAtlantic Regulator that it is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such order, directive, written agreement, memorandum of understanding, extraordinary supervisory letter, commitment letter, board resolutions or similar undertaking. Neither TrustAtlantic nor any Subsidiary is required by Section 32 of the FDI Act or FDIC Regulation Part 359 or the Federal Reserve to give prior notice to a federal banking agency of the proposed addition of an individual to its board of directors or the employment of an individual as a senior executive officer or to limit golden parachute payments or indemnification.

3.7 Regulatory Reports. TrustAtlantic and each of its Subsidiaries has filed all required reports, forms, schedules, registration statements and other documents with the TrustAtlantic Regulators since December 31, 2011 (the “TrustAtlantic Reports”) and has paid all fees and assessments due and payable in connection therewith. As of their respective dates of filing with the TrustAtlantic Regulators (or, if amended or superseded by a subsequent filing prior to the date hereof, as of the date of such subsequent filing), the TrustAtlantic Reports complied in all material respects with the requirements of Applicable Law. To the extent permitted by Applicable Law, TrustAtlantic has made available to FHNC true, correct and complete copies of all Regulatory Reports between the TrustAtlantic Regulators and TrustAtlantic and any of its Subsidiaries occurring since December 31, 2011 and prior to the date of this Agreement. Except for normal examinations conducted by a TrustAtlantic Regulator in the ordinary course of the business, there is no pending proceeding before, or, to the Knowledge of TrustAtlantic, examination or investigation by, any TrustAtlantic Regulator into the business or operations of TrustAtlantic or any of its Subsidiaries. Except as set forth in Section 3.7 of the Disclosure Schedule, there are no unresolved violations cited by any TrustAtlantic Regulator with respect to any TrustAtlantic Report relating to any examinations of TrustAtlantic or any of its Subsidiaries, except for any such violations as would not reasonably be expected to have a Material Adverse Effect on TrustAtlantic and its Subsidiaries, taken as a whole.

3.8 Financial Statements; Internal Controls; Undisclosed Liabilities.

(a) TrustAtlantic has previously delivered to FHNC copies of (a) its audited consolidated balance sheets of TrustAtlantic as of December 31, 2013 and 2012, and (b) audited consolidated statements of income, changes in stockholders’ equity and statements of cash flow of TrustAtlantic for the period ended December 31, 2013 and 2012, together with reports on the financial statements by TrustAtlantic’s independent accountants and (c) its unaudited consolidated financial statements of TrustAtlantic as of June 30, 2014 (collectively, the “Financial Statements”). The Financial Statements have been prepared in accordance with GAAP (except for the failure to include all of the notes thereto required by GAAP in the unaudited Financial Statements and the inclusion of year-end adjustments in the case of the unaudited Financial Statements) applied on a consistent basis throughout the periods covered by such statements (except as may be indicated in the notes thereto) and the annual and quarter-ending Financial Statements fairly present, in all material respects, the consolidated financial position of TrustAtlantic as of the respective dates thereof and the results of its operations and the changes in its financial position for the respective periods covered thereby.

(b) The books and records of TrustAtlantic have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements. The records, systems, controls, data and information of TrustAtlantic are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of TrustAtlantic or its accountants (including all means of access thereto and therefrom), except as set forth in Section 3.8(b) of the Disclosure Schedule. TrustAtlantic has devised and maintains a system of internal accounting controls sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

(c) Except for those liabilities that are fully reflected or reserved for in the Financial Statements, liabilities set forth in Section 3.8(c) of the Disclosure Schedule, and liabilities incurred since June 30, 2014 in the ordinary course of business consistent with past practice, TrustAtlantic has not incurred any material liability of any nature whatsoever (whether absolute, accrued or contingent or otherwise and whether due or to become due).

3.9 Allowance for Loan Losses. The allowance for loan losses shown on the Financial Statements as of and for the period ended June 30, 2014, was, and the allowance for loan losses to be shown on the Financial Statements as of any quarter-end date subsequent to the execution of this Agreement will be, as of such dates, in the reasonable judgment of management of TrustAtlantic based on information available as of such dates, adequate to provide for possible losses, net of recoveries relating to Loans previously charged-off, of Loans outstanding (including accrued interest receivable) of TrustAtlantic and other extensions of credit (including letters of credit or commitments to make Loans or extend credit). The allowance for loan losses described in the preceding sentence has been established in accordance with GAAP as applied to banking institutions and all applicable rules and regulations; provided, however, that TrustAtlantic makes no representation or warranty as to the sufficiency of collateral securing or the collectability of any particular Loans outstanding.

3.10 Investments. TrustAtlantic has furnished to FHNC a complete list, as of June 30, 2014, of all securities, including municipal bonds, owned by TrustAtlantic (the “Securities Portfolio”). Except as set forth in Section 3.10 of the Disclosure Schedule, all such securities are owned by TrustAtlantic (a) of record, except those expressly denoted in such Section as held in bearer form, and (b) beneficially, free and clear of all Liens. Section 3.10 of the Disclosure Schedule also discloses any entities in which the ownership interest of TrustAtlantic equals 5% or more of the issued and outstanding voting securities of the issuer thereof (excluding securities acquired under pledge agreements in the ordinary course of business). There are no voting trusts or other agreements or understandings with respect to the voting of any of the securities in the Securities Portfolio.

3.11 Certain Loans and Related Matters.

(a) Loans as of the date hereof by TrustAtlantic and its Subsidiaries to any directors, executive officers and principal shareholders (as such terms are defined in Regulation O of the Federal Reserve Board (12 C.F.R. Part 215)) of TrustAtlantic are and were originated in compliance in all material respects with all Applicable Laws except as set forth in Section 3.11(a) of the Disclosure Schedule.

(b) Each outstanding Loan (including Loans held for resale to investors) was solicited and originated, and, to TrustAtlantic’s Knowledge, is and has been administered and, where applicable, serviced, and the relevant Loan files are being maintained, in all material respects in accordance with the relevant notes or other credit or security documents, were made or purchased in accordance with customary lending standards (and, in the case of Loans held for resale to investors, the underwriting standards, if any, of the applicable investors) and with all Applicable Laws, except for such exceptions as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on TrustAtlantic.

(c) Except as set forth in Section 3.11(c) of the Disclosure Schedule, none of the agreements pursuant to which TrustAtlantic has sold Loans or pools of Loans or participations in Loans or pools of Loans contains any obligation to repurchase such Loans or interests therein solely on account of a payment default by the obligor on any such Loan.

(d) TrustAtlantic has previously made available to FHNC complete and accurate listings of (A) each Loan that as of August 31, 2014 had an outstanding balance and/or unfunded commitment of $50,000 or more and that as of such date (i) was contractually past due sixty (60) days or more in the payment of principal and/or interest, (ii) was on non-accrual status, (iii) was classified as “substandard,” “doubtful,” “loss,” “classified,” “criticized,” “credit risk assets,” “watch list” or “special mention” (or words of similar import) by TrustAtlantic or by the rules of any TrustAtlantic Regulator, (iv) where a specific reserve allocation existed in connection therewith, or (v) which was required to be accounted for as a troubled debt restructuring in accordance with Codified Accounting Standards ASC 310-40-15-5 and (B) each asset of TrustAtlantic that as of August 31, 2014 had a book value of over $50,000 and that was classified as other real estate owned or as an asset to satisfy Loans, including repossessed equipment, and the book value thereof as of such date.

(e) Each outstanding Loan (i) is evidenced by notes, agreements or other evidences of indebtedness that are true, genuine and what they purport to be, (ii) to the extent secured, has been secured by valid Liens which have, to the Knowledge of TrustAtlantic, been perfected, and (iii) is a legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent conveyance and other laws of general applicability relating to or affecting creditors’ rights and to general equity principles. The notes or other credit or security documents with respect to each such outstanding Loan were in compliance in all material respects with all Applicable Laws at the time of origination or purchase by TrustAtlantic and are complete and correct in all material respects.

(f) Except as have not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, all guarantees of indebtedness owed to TrustAtlantic or any Subsidiary, including without limitation those of the Federal Housing Administration, the Small Business Administration, and any other governmental entity, are valid and enforceable, except as limited by bankruptcy, insolvency, moratorium, reorganization, or similar laws affecting the rights of creditors generally and the availability of equitable remedies.

3.12 Title to Property.

(a) Other than real property acquired through foreclosure or deed in lieu of foreclosure, TrustAtlantic has disclosed to FHNC a list of all real property owned or leased by TrustAtlantic (the “TrustAtlantic Real Property”) that is true, correct, and complete in all material respects. True and complete copies of all deeds, leases and title insurance policies for, or other documentation evidencing ownership of the TrustAtlantic Real Property and all mortgages, deeds of trust and security agreements to which such property is subject have been or will be furnished or made available to FHNC prior to the Closing Date.

(b) TrustAtlantic has good, valid and defeasible title to the TrustAtlantic Real Property as reflected in the most recent balance sheet included in the TrustAtlantic Reports, except for properties that have been disposed of in the ordinary course of business since the date of such balance sheet, free and clear of all Liens, except for Permitted Encumbrances.

(c) TrustAtlantic has good, valid and defeasible title to all tangible personal property owned by it as reflected in the most recent balance sheet included in the Financial Statements, except as disclosed in Section 3.12(c) of the Disclosure Schedule and except for assets that have been disposed of in the ordinary course of business since the date of such balance sheet, free and clear of all Liens except for Permitted Encumbrances.

(d) All leases of real property and all other leases material to TrustAtlantic under which TrustAtlantic leases personal property are valid and binding on TrustAtlantic or its applicable Subsidiary and, to the Knowledge of TrustAtlantic, valid and binding on the other parties thereto in accordance with their respective terms, and there is not under any such lease any material existing default by TrustAtlantic or, to the Knowledge of TrustAtlantic, any other party thereto, or any event which with notice or lapse of time or both would constitute such a default, and, in the case of leased premises, TrustAtlantic quietly enjoys the use of the premises provided for in such lease.

3.13 Environmental Laws. TrustAtlantic has not transported, stored, used, disposed of, released or exposed its employees or others to hazardous materials in violation of federal or state Environmental Laws; and, except as disclosed in Section 3.13 of the Disclosure Schedule, TrustAtlantic has no Knowledge of the existence in, on or under any real properties owned, operated or occupied by TrustAtlantic of any condition which would render same not to be in material compliance with all terms and conditions of all applicable federal and state Environmental Laws and permits. TrustAtlantic has not received notice of any violation of any Environmental Laws. FHNC and its consultants, agents and representatives shall have the right to inspect TrustAtlantic’s assets for the purpose of conducting asbestos and other environmental surveys (but excluding any indoor air quality or vapor sampling or any invasive investigations or testing), provided that such inspection shall be at the expense of FHNC and conducted at such time and in such manner as may be mutually agreed upon between TrustAtlantic and FHNC. Notwithstanding any other provision herein, these representations and warranties constitute TrustAtlantic’s sole representations and warranties with respect to the compliance of its business and properties with Environmental Laws.

3.14 Taxes.

(a) TrustAtlantic has timely filed with the appropriate federal, state and local governmental agencies all material Tax Returns required to be filed, and has timely paid all material Taxes and assessments shown or claimed to be due. The Tax Returns as filed were correct in all material respects. TrustAtlantic is not currently the beneficiary of any extension of time within which to file any Tax Return. TrustAtlantic has not executed or filed with any governmental authority any agreement extending the period for assessment and collection of any Tax. TrustAtlantic is not a party to any action or proceeding by any governmental authority for assessment or collection of Taxes, nor has any written claim for assessment or collection of Taxes been asserted against TrustAtlantic. TrustAtlantic has not waived any statute of limitations with respect to any Tax, and all such material Taxes that TrustAtlantic is required by law to withhold or to collect have been duly withheld and collected and have been paid over to the proper governmental authorities to the extent due and payable, or segregated and set aside for such payment and, if so segregated and set aside will be so paid by TrustAtlantic, as required by law.

(b) True and complete copies of the income Tax Returns of TrustAtlantic as filed with the Internal Revenue Service or state or local authorities for the years ended December 31, 2013, 2012, and 2011 have been delivered or made available to FHNC.

(c) No examination or audit of any Tax Return of TrustAtlantic by any governmental authority is currently in progress or, to the Knowledge of TrustAtlantic, is threatened, except as set forth in Section 3.14(c) of the Disclosure Schedule. TrustAtlantic is not a party to any litigation with respect to a Tax matter. TrustAtlantic has not received from any governmental authority any written request for information related to Tax matters or any notice of deficiency or proposed adjustment for any amount of Tax.

(d) There are no liens or other encumbrances with respect to Taxes on any of the assets or property of TrustAtlantic, other than with respect to Taxes not yet due and payable.

(e) The unpaid Taxes of TrustAtlantic for all Tax periods or portions thereof through the date of the Financial Statements do not exceed the accrual and reserves for Taxes in any material respect. All Taxes, including deferred Taxes, have been booked in accordance with GAAP.

(f) TrustAtlantic has not made any payment, is not obligated to make any payment and is not a party to any agreement that could obligate TrustAtlantic to make a payment that is an “excess parachute payment” under Section 280G of the Code (without regard to Sections 280G(b)(4) and 280G(b)(5) of the Code) or for which a deduction would be disallowed in whole or in part as a result of Section 162(m) of the Code except as set forth in Section 3.14(f) of the Disclosure Schedule.

(g) TrustAtlantic will not be required to include any item of income in, or exclude any Tax credit or item of deduction from, the calculation of its taxable income or Tax liabilities for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) change in method of accounting for a taxable period ending on or prior to the Closing Date; (ii) deferred intercompany gain or any loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding provision of state or local Tax law), (iii) closing agreement described in Section 7121 of the Code (or any corresponding or similar provision of state or local Tax law) executed on or prior to the Closing Date, (iv) installment sale or other open transaction disposition made on or prior to the Closing Date, or (v) prepaid amount received on or prior to the Closing Date, except as set forth in Section 3.14(g) of the Disclosure Schedule.

(h) Neither TrustAtlantic nor any of its Subsidiaries (i) is or has ever been a member of an affiliated group (other than a group the common parent of which is TrustAtlantic) filing a consolidated federal income Tax Return or (ii) has any material liability for Taxes of any Person (other than TrustAtlantic and any of its Subsidiaries arising from the application of Treasury Regulations Section 1.1502-6 or any analogous provision of state, local or foreign Tax law, or as a transferee or successor, by contract, or otherwise).

(i) None of TrustAtlantic or any of its Subsidiaries is a party to, is bound by or has any obligation under any Tax sharing, Tax indemnity or Tax allocation agreement or similar contract or arrangement, except as set forth in Section 3.14(i) of the Disclosure Schedule.

(j) None of TrustAtlantic or any of its Subsidiaries has been either a “distributing corporation” or a “controlled corporation” in a distribution occurring during the last five (5) years in which the parties to such distribution treated the distribution as one to which Section 355 of the Code is applicable.

(k) TrustAtlantic has disclosed on its federal income Tax Return all positions therein, which, if not disclosed, could reasonably be expected to give rise to accuracy related penalties under Section 6662, and has not taken positions that could reasonably be expected to give rise to accuracy related penalties under Section 6662(d)(2)(C).

(l) TrustAtlantic has not engaged in any “listed transaction” as defined in the Treasury Regulations promulgated under Section 6011 of the Code.

3.15 Contracts and Commitments.

(a) Except as set forth Section 3.15(a) of the Disclosure Schedule, neither TrustAtlantic nor any of its Subsidiaries is a party to or is bound by any contract, arrangement, commitment or understanding (whether written or oral) (i) that is a “material contract” (as defined in Item 601(b)(10) of Regulation S-K of the SEC) to be performed in whole or in part after the date of this Agreement, (ii) (A) that contains a non-compete or client or customer non-solicit requirement or any other provision that materially restricts the conduct of, or the manner of conducting, any line of business of TrustAtlantic or any of its Affiliates, (B) that obligates TrustAtlantic or any of its Affiliates to conduct business with any third party on an exclusive or preferential basis, (C) that limits or restricts TrustAtlantic’s or its Affiliates’ rights to use the name “TrustAtlantic Bank", or any variant thereof, or (D) that requires referrals of business or requires TrustAtlantic or any of its Affiliates to make available investment opportunities to any person on a priority or exclusive basis, (iii) which relates to the incurrence of indebtedness (other than deposit liabilities and advances and Loans from the Federal Home Loan Bank incurred in the ordinary course of business consistent with past practice) by TrustAtlantic or any of its Subsidiaries, including any sale and leaseback transactions, capitalized leases and other similar financing transactions, (iv) which grants any right of first refusal, right of first offer or similar right with respect to any material assets, rights or properties of TrustAtlantic or any of its Subsidiaries, (v) which limits the payment of dividends by TrustAtlantic or any of its Subsidiaries, (vi) which relates to a joint venture, partnership, limited liability company agreement or other similar agreement or arrangement, or to the formation, creation or operation, management or control of any partnership or joint venture with any third parties, (vii) which provides for material payments to be made by TrustAtlantic or any of its Subsidiaries upon a change in control thereof, (viii) which is a consulting agreement or data processing, software programming or licensing contract involving the payment of more than $50,000 per annum (other than any such contracts which are terminable by TrustAtlantic or its applicable Subsidiary on 60 days or less notice without any required payment or other conditions (other than the condition of notice)), or (ix) which is not of the type described in clauses (i) through (viii) above and which involved payments by, or to, TrustAtlantic or any of its Subsidiaries in fiscal year ended December 31, 2013, or which could reasonably be expected to involve such payments during fiscal year ending December 31, 2014, of more than $50,000 (other than pursuant to Loans originated or purchased by TrustAtlantic and its Subsidiaries in the ordinary course of business consistent with past practice and other than any such contracts which are terminable by TrustAtlantic or its applicable Subsidiary on 90 days or less notice without any required payment or other conditions (other than the condition of notice)). Each contract, arrangement, commitment or understanding of the type described in this Section, whether or not set forth in Section 3.15(a) of the Disclosure Schedule is referred to herein as a “TrustAtlantic Contract.” TrustAtlantic has made or will make available to FHNC true, correct and complete copies of each TrustAtlantic Contract prior to the Closing Date.

(b) (i) Subject to the effect of bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to creditors’ rights generally and general equitable principles, each TrustAtlantic Contract is valid and binding on TrustAtlantic or its applicable Subsidiary and in full force and effect, and, to the Knowledge of TrustAtlantic, is valid and binding on the other parties thereto, (ii) TrustAtlantic and each of its Subsidiaries and, to the Knowledge of TrustAtlantic, each of the other parties thereto, has performed all material obligations required to be performed by it to date under each TrustAtlantic Contract and (iii) no event or condition exists which constitutes or, after notice or lapse of time or both, would constitute a breach or default on the part of TrustAtlantic or any of its Subsidiaries or, to the Knowledge of TrustAtlantic, any other party thereto, under any such TrustAtlantic Contract.

(c) Section 3.15(c) of the Disclosure Schedule lists each employment, change in control, severance or similar contract with any present or former employee, director or consultant of TrustAtlantic (each, a “Compensation Agreement”), the estimated payments due under each Compensation Agreement and the date when such payments are due, including any payments arising as a result of the Merger, and any payments arising from the termination of employment prior to or after the Effective Time.

(d) Except as disclosed in Section 3.15(a) of the Disclosure Schedule and except for deposits by and Loans to directors, executive officers and principal shareholders, which Loans and deposits are in the ordinary course on arm’s length terms, there are no agreements, contracts, plans, arrangements or other transactions between TrustAtlantic or any of its Subsidiaries, on the one hand, and any (i) officer or director of TrustAtlantic or any of its Subsidiaries, (ii) record or beneficial owner of five percent (5%) or more of the voting securities of TrustAtlantic, (iii) Affiliate or family member of any such officer, director or record or beneficial owner or (iv) any other Affiliate of TrustAtlantic, on the other hand.

3.16 Insurance. A true and complete list of all material insurance policies owned or held by or on behalf of TrustAtlantic (other than credit-life policies and mortgagee title insurance), including policy numbers, retention levels, insurance carriers, and effective and termination dates has been provided to FHNC. Such policies are in full force and effect and contain only standard cancellation or termination clauses. TrustAtlantic is insured with reputable insurers against such risks and in such amounts as constitute reasonably adequate coverage against all risks customarily insured against by banking institutions and their subsidiaries of comparable size and operations to TrustAtlantic. Except as set forth in Section 3.16 of the Disclosure Schedule, there is no claim for coverage by TrustAtlantic pending under any of such policies as to which coverage has been questioned, denied or disputed by the underwriters of such policies or in respect of which such underwriters have reserved their rights. Each insurance policy is in full force and effect and all premiums payable by TrustAtlantic have been timely paid. Neither TrustAtlantic nor any of its Subsidiaries has received written notice of any threatened termination of, material premium increase with respect to, or material alteration of coverage under, any of such policies.

3.17 Compliance with Applicable Laws.

(a) TrustAtlantic is in material compliance with all Applicable Laws. TrustAtlantic and each of its employees hold all licenses, registrations, franchises, certificates, variances, permits and authorizations necessary for the lawful conduct of its business, except where the failure to do so would not have a Material Adverse Effect on TrustAtlantic. Except as would not have a Material Adverse Effect on TrustAtlantic, TrustAtlantic is in compliance in all material respects with (a) all Applicable Laws regarding the security of each of its customers’ data and the systems operated by TrustAtlantic, and (b) its privacy policies, including as relates to the use of individually identifiable personal information relating to identifiable or identified natural persons.

(b) TrustAtlantic Bank is “well-capitalized” (as that term is defined in the relevant regulation of the institution’s primary federal bank regulator) and “well managed” (as that term is defined at 12 C.F.R. 225.2(s) or the relevant regulation of the institution’s primary bank regulator), and the institution’s rating under the Community Reinvestment Act of 1997 ( “CRA”) is no less than “satisfactory.” TrustAtlantic Bank has not been informed that its status as “well-capitalized,” “well managed” or “satisfactory” for CRA purposes will change within one year.

3.18 Absence of Certain Changes. Except as disclosed in the Financial Statements, since December 31, 2013, (a) TrustAtlantic and its Subsidiaries have conducted their respective businesses in the ordinary and usual course consistent with prudent banking practices (excluding the incurrence of expenses related to this Agreement and the transactions contemplated hereby), and (b) no event has occurred or circumstance arisen that, individually or in the aggregate, has had or could reasonably be expected to have a Material Adverse Effect on TrustAtlantic. Except as reflected in Section 3.18 of the Disclosure Schedule, since June 30, 2014, TrustAtlantic has not taken any action that would have been prohibited by Section 5.2 if taken after the date of this Agreement.

3.19 Employment Relations.

(a) There are no agreements with, or pending petitions for recognition of, a labor union or association as the exclusive bargaining agent for any of the employees of TrustAtlantic or any of its Subsidiaries and there are no representation or certification proceedings or petitions seeking a representation proceeding presently pending or, to the Knowledge of TrustAtlantic, threatened to be brought or filed with the National Labor Relations Board or any other comparable foreign, state or local labor relations tribunal or authority. There are no organizing activities, labor strikes, work stoppages, slowdowns, lockouts, material arbitrations or material grievances or other material labor disputes, other than routine grievance matters, now pending or, or to the Knowledge of TrustAtlantic, threatened against or involving TrustAtlantic or any of its Subsidiaries and there have not been any such labor strikes, work stoppages or other labor troubles, other than routine grievance matters, with respect to TrustAtlantic or any of its Subsidiaries at any time within five years of the date of this Agreement.

(b) Neither TrustAtlantic nor any of its Subsidiaries is currently or at any time since January 1, 2011 has been a party to, or otherwise bound by, any consent decree with, or citation by, any governmental authority relating to employees or employment practices. Except as would not have a Material Adverse Effect on TrustAtlantic, each of TrustAtlantic and its Subsidiaries are in material compliance with all Applicable Laws relating to labor, employment, termination of employment or similar matters, including but not limited to Applicable Laws relating to discrimination, disability, labor relations, hours of work, payment of wages and overtime wages, pay equity, immigration, workers compensation, working conditions, employee scheduling, occupational safety and health, family and medical leave and employee terminations, and have not engaged in any unfair labor practices or similar prohibited practices. Except as would not result in any material liability to TrustAtlantic or any of its Subsidiaries, there are no complaints, lawsuits, arbitrations, administrative proceedings or other proceedings of any nature pending or, to the Knowledge of TrustAtlantic, threatened against TrustAtlantic or any of its Subsidiaries brought by any current or former employee or their eligible dependents or beneficiaries.

(c) Except as set forth in the Compensation Agreements, all salaried employees, hourly employees, and temporary employees of TrustAtlantic or any of the TrustAtlantic Subsidiaries are employed on an at-will basis by TrustAtlantic or any of the TrustAtlantic Subsidiaries and may be terminated at any time with or without cause and without any severance or other liabilities to TrustAtlantic or any TrustAtlantic Subsidiary, or have signed an agreement or acknowledged in writing that their employment is at will. There has been no written representation by TrustAtlantic or any TrustAtlantic Subsidiary made to any employees that commits TrustAtlantic, any TrustAtlantic Subsidiary, or the Surviving Entity to retain them as employees for any fixed period of time subsequent to the Closing Date.

(d) Since January 1, 2011, neither TrustAtlantic nor any TrustAtlantic Subsidiary has effectuated a “plant closing” or a “mass lay off” (in each case, as defined in the Worker Adjustment and Retraining Notification Act), in either case affecting any site of employment or facility of TrustAtlantic or any TrustAtlantic Subsidiary, except in compliance with the WARN Act.

(e) There is no audit, investigation, charge or proceeding with respect to a material violation of any occupational health and safety standards that is pending or unremedied, or to the Knowledge of TrustAtlantic, threatened against TrustAtlantic or any TrustAtlantic Subsidiary.

(f) Neither TrustAtlantic nor any TrustAtlantic Subsidiary is a party or subject to any contract which restricts TrustAtlantic or any TrustAtlantic Subsidiary from relocating, closing or terminating any of its operations or facilities or any portion of its operations or facilities.

3.20 Employee Benefit Plans.

(a) Section 3.20(a) of the Disclosure Schedule contains a list of each Plan, including the Plan name, whether it is tax-qualified under Section 401(a) of the Code, if qualified, the date of its most recent determination letter from the Internal Revenue Service, if any. With respect to each Plan, TrustAtlantic has delivered or made available to FHNC a current, accurate and complete copy (or, to the extent no such copy exists, an accurate description) thereof and, to the extent applicable: (i) any related trust, insurance or group annuity agreement or other funding instrument; (ii) the most recent Internal Revenue Service determination, opinion or advisory letter; (iii) any summary plan description and other material written communications by TrustAtlantic or any of its Subsidiaries or ERISA Affiliates concerning the extent of the benefits provided under a Plan; (iv) a summary of any proposed amendments or changes anticipated to be made to the Plans (other than amendments or changes required by Applicable

Law) at any time within the twelve months immediately following the date hereof that could reasonably be expected to result in an increase in benefits provided under the Plan or the expense of maintaining the Plan; (v) for the three most recent years (A) any Form 5500 required to be filed by ERISA, and attached schedules, (B) most recent audited financial statements, if any, and (C) most recent actuarial valuation reports, if any, and (vii) with respect to any employee stock ownership plan, all fiduciary administrative minutes and similar records for the prior three year period.

(b) Each Plan has been established and administered in all material respects in accordance with its terms and the applicable provisions of ERISA, the Code and other Applicable Laws.

(c) Each Plan which is intended to be qualified within the meaning of Section 401(a) of the Code is so qualified and has received a favorable determination, opinion or advisory letter as to its qualification, and nothing has occurred, whether by action or failure to act, that could reasonably be expected to cause the loss of such qualification. To the Knowledge of TrustAtlantic, no event has occurred and no condition exists that would subject TrustAtlantic or any of its Subsidiaries or ERISA Affiliates to any Tax, fine, lien, penalty or other liability imposed by ERISA, the Code or other Applicable Laws. To the Knowledge of TrustAtlantic, no non-exempt “prohibited transaction” (as such term is defined in Section 406 of ERISA and Section 4975 of the Code) has occurred with respect to any Plan. No Plan provides post-employment welfare (including but not limited to health, medical or life insurance) benefits, and neither TrustAtlantic nor any of its Subsidiaries or ERISA Affiliates has any obligation to provide any such post-employment welfare benefits now or in the future, other than as required by Section 4980B of the Code. Each “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code) has been operated in compliance with Section 409A of the Code and the Treasury Regulations thereunder. There does not now exist, nor do any circumstances exist that would reasonably be expected to result in, any Controlled Group Liability that would be a liability of TrustAtlantic or any of its Subsidiaries or ERISA Affiliates.

(d) None of the Plans is a multiemployer plan (within the meaning of Section 4001(a)(3) of ERISA) or other plan which is subject to Title IV of ERISA and none of TrustAtlantic, its Subsidiaries or any ERISA Affiliate has at any time sponsored or contributed to, or has or had any liability or obligation with respect to a multiemployer plan within the preceding six (6) years that remains unsatisfied.

(e) With respect to any Plan, (i) no actions, suits or claims (other than routine claims for benefits in the ordinary course) are pending or, to the Knowledge of TrustAtlantic, threatened, (ii) no facts or circumstances exist that would reasonably be expected to give rise to any such actions, suits or claims and (iii) no administrative investigation, audit or other administrative proceeding by the Department of Labor, the Department of Treasury, the Internal Revenue Service or other governmental agencies or instrumentalities are pending or, to the Knowledge of TrustAtlantic, threatened.

(f) Except as set forth in Section 3.20(f) of the Disclosure Schedule, no Plan exists that could reasonably be expected to (i) accelerate the time of payment or vesting or provide any other rights or benefits to any present or former employee or other service provider or otherwise increase the amount payable or otherwise trigger any other obligation pursuant to any Plan, (ii) require the funding of any trust or other arrangement for any benefit or (iii) limit or restrict the right to merge, amend or terminate any Plan within thirty (30) days without payment of any additional contribution or amount and without the vesting of any benefits provided by such Plan other than as required by Applicable Law with respect to any Plan which is subject to Section 401 of the Code.

(g) Except as set forth in Section 3.20(f) of the Disclosure Schedule, there is no Plan that, individually or collectively, would give, or which has given, rise to the payment of any amount for which a deduction would be disallowed pursuant to the terms of Section 280G of the Code in connection with the transactions contemplated under this Agreement, including as a result of any termination of employment on or following the Closing.

(h) Except as set forth in Section 3.20(f) of the Disclosure Schedule, no accumulated funding deficiency or failure to meet any funding standard, each as contemplated by the Code, exists with respect to any Plan.

3.21 Brokers, Finders and Financial Advisors. Except as set forth in Section 3.21 of the Disclosure Schedule, neither TrustAtlantic nor any of the TrustAtlantic Employees have employed any broker, finder or financial advisor or incurred any liability for any brokerage fees, commissions or finders’ fees in connection with this Agreement and the transactions contemplated herein.

3.22 Deposits. Except as set forth in Section 3.22 of the Disclosure Schedule, none of the deposits of TrustAtlantic is a “brokered” deposit (as such term is defined in 12 CFR 337.6(a)(2)) or is subject to any encumbrance, legal restraint or other legal process (other than garnishments, pledges, set off rights, escrow limitations and similar actions taken in the ordinary course of business).

3.23 Intellectual Property Rights. TrustAtlantic owns, or is licensed to use, all Intellectual Property used in or necessary for the conduct of its business as currently conducted, and all license fees in connection with such Intellectual Property have been paid. The use of any Intellectual Property by TrustAtlantic does not, to the Knowledge of TrustAtlantic, infringe on or otherwise violate the rights of any person and is in accordance with any applicable license pursuant to which TrustAtlantic acquired the right to use any Intellectual Property. To the Knowledge of TrustAtlantic, no person is challenging, infringing on or otherwise violating any right of TrustAtlantic with respect to any Intellectual Property owned by and/or licensed to TrustAtlantic. TrustAtlantic has not received any written notice of any pending claim with respect to any Intellectual Property used by TrustAtlantic and, to the knowledge of TrustAtlantic, no Intellectual Property owned and/or licensed by TrustAtlantic is being used or enforced in a manner that would result in the abandonment, cancellation or unenforceability of such Intellectual Property. For purposes of this Agreement, “Intellectual Property” means all registered trademarks, registered service marks, trademark and service mark applications, trade names and registered copyrights presently owned or held by TrustAtlantic or any Subsidiary or used under license by them in the conduct of their business (the “Intellectual Property”). Neither TrustAtlantic nor any Subsidiary has used any confidential information or any trade secrets owned or otherwise held by any other party, without holding a valid license for such use. Neither TrustAtlantic nor any of its Subsidiaries licenses to, or has entered into any exclusive agreements relating to any TrustAtlantic Intellectual Property with, third parties, or permits third parties to use any TrustAtlantic Intellectual Property rights. Except as set forth on Section 3.23 of the Disclosure Schedule, neither TrustAtlantic nor any of its Subsidiaries owes any material royalties or payments to any third party for using or licensing to others any Intellectual Property.

3.24 Derivative Transactions. All Derivative Transactions, whether entered into for the account of TrustAtlantic or one of its Subsidiaries or for the account of a customer of TrustAtlantic or one of its Subsidiaries, were entered into in the ordinary course of business and in accordance with prudent banking practice and Applicable Laws and other policies, practices, and procedures employed by TrustAtlantic, as applicable and with counterparties believed to be financially responsible at the time and are legal, valid and binding obligations of TrustAtlantic or one of their respective Subsidiaries, as applicable, enforceable against it in accordance with their terms (except as such enforcement may be limited by (a) the effect of bankruptcy, insolvency, reorganization, receivership, conservatorship, arrangement, moratorium or other Laws affecting or relating to the rights of creditors generally or (b) the rules governing the availability of specific performance, injunctive relief or other equitable remedies and general principles of equity, regardless of whether considered in a proceeding in equity or at law), and are in full force and effect. TrustAtlantic and its Subsidiaries have duly performed in all material respects all of their obligations thereunder to the extent required, and, to TrustAtlantic’s Knowledge, there are no breaches, violations or defaults or allegations or assertions of such by any party thereunder.

3.25 Fairness Opinion. Prior to the execution of this Agreement, the Board of Directors of TrustAtlantic has received an opinion from FIG Partners, LLC, to the effect that, subject to the terms, conditions and qualifications set forth therein, as of the date hereof, the Merger

Consideration to be received by the shareholders of TrustAtlantic Common Stock pursuant to this Agreement is fair to such shareholders from a financial point of view. Such opinion has not been amended or rescinded.

3.26 Consummation of Transactions. There is no fact or circumstance involving TrustAtlantic or its Subsidiaries (including, without limitation, non-compliance with the Community Reinvestment Act or the Bank Secrecy Act) that would, at the Closing, prevent TrustAtlantic from consummating the transactions contemplated by this Agreement or the Articles of Merger or that would reasonably be expected to prevent TrustAtlantic from obtaining all regulatory approvals necessary for the consummation of the transactions contemplated by this Agreement or the Articles of Merger. As of the date hereof, to TrustAtlantic’s Knowledge, there is no reason pertaining to TrustAtlantic or its Subsidiaries why any of the regulatory approvals referred to in Section 3.3(b) should not be obtained without the imposition of any material condition or restriction.

3.27 TrustAtlantic Information. None of the information supplied or to be supplied by TrustAtlantic for inclusion or incorporation by reference in the Proxy Statement or in the Form S-4, or in any other application, notification or other document filed with any regulatory agency or other governmental entity in connection with the transactions contemplated by this Agreement, in each case or any amendment or supplement thereto will, at the time the Proxy Statement or any such supplement or amendment thereto is first mailed to the shareholders of TrustAtlantic or at the time the TrustAtlantic shareholders vote or at the time the Form S-4 or any such amendment or supplement becomes effective under the Securities Act or at the Effective Time, or at the time any such other applications, notifications or other documents or any such amendments or supplements thereto are so filed, as the case may be, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. No representation or warranty is made by TrustAtlantic in this Section 3.27 with respect to statements made or incorporated by reference therein based on information supplied by FHNC or Merger Sub in writing expressly for inclusion or incorporation by reference in the Proxy Statement, the Form S-4 or such other applications, notifications or other documents. The Proxy Statement will comply as to form in all material respects with the requirements of Applicable Law. If at any time prior to the Effective Time any event should be discovered by TrustAtlantic which should be set forth in an amendment to the Form S-4 or a supplement to the Proxy Statement, or in any amendment or supplement to any such other applications, notifications or other documents, TrustAtlantic shall promptly so inform FHNC.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF FHNC

FHNC, for itself and Merger Sub, makes the following representations and warranties to TrustAtlantic, which representations and warranties shall, individually and in the aggregate, be true and correct in all respects upon the date of this Agreement (except that all representations and warranties made as of a specific date shall be true and correct as of such date).

4.1 Organization.

(a) FHNC is a corporation duly organized, validly existing and in good standing under the laws of the State of Tennessee and a financial holding company duly registered under the Bank Holding Company Act, subject to all laws, rules and regulations applicable to financial holding companies. FHNC owns, and at all times since the formation of Merger Sub has owned, 100% of the issued and outstanding membership interests of Merger Sub. Merger Sub is a Tennessee limited liability company formed solely for the purpose of facilitating the Merger, and has no material assets, and no liabilities or substantive operations. Merger Sub is duly organized, validly existing and in good standing under the laws of the State of Tennessee. FHNC and Merger Sub have full power and authority (including all licenses, franchises, permits and other governmental authorizations which are legally required) to own, lease and operate its properties, to engage in the business and activities now conducted by it, except where the failure to be so licensed or qualified would not have a Material Adverse Effect.

(b) First Tennessee Bank is a banking association duly organized and validly existing under the National Bank Act of 1863, as amended, and is duly authorized to conduct a general banking business, embracing all usual deposit functions of commercial banks as well as commercial, industrial and real estate loans, installment credits, collections and safe deposit facilities subject to the supervision of the FHNC Regulators. The deposit accounts of First Tennessee Bank are insured by the FDIC to the fullest extent permitted by Applicable Law, and all premiums and assessments due and owing as of the date hereof required in connection therewith have been paid by First Tennessee Bank or accrued as reflected in the FHNC SEC Reports. No proceedings for the revocation or termination of such deposit insurance are pending or, to the Knowledge of FHNC, threatened.

4.2 Capitalization.

(a) The authorized capital stock of FHNC consists of 400,000,000 shares of FHNC Common Stock, of which 235,248,564 are issued and outstanding as of September 30, 2014, zero shares are held as treasury shares, and 5,000,000 shares of FHNC preferred stock, no par value, of which 1,000 shares are issued and outstanding as of September 30, 2014. All of the issued and outstanding shares of FHNC Common Stock are validly issued, fully paid and nonassessable, and have not been issued in violation of the preemptive rights of any person or in violation of any applicable federal or state laws. The shares of FHNC Common Stock to be issued pursuant to the Merger will be duly authorized and validly issued and, at the Effective Time, all such shares will be fully paid, nonassessable and free of preemptive rights.

4.3 Corporate Approval and Authority.

(a) FHNC has full corporate power and authority to execute and deliver this Agreement (and any related documents), and FHNC has full legal capacity, power and authority to perform its obligations hereunder and thereunder and to consummate the contemplated transactions, subject to the receipt of any required regulatory approvals.

(b) The Board of Directors of FHNC has approved this Agreement and the transactions contemplated herein are not subject to any approval thereof by the shareholders of FHNC under Applicable Law, and no further corporate proceedings of FHNC or Merger Sub is needed to execute and deliver this Agreement and consummate the Merger. This Agreement has been duly and validly executed and delivered by FHNC and Merger Sub and, subject to receipt of any required regulatory approvals and the due and valid execution and delivery of this Agreement by TrustAtlantic, constitutes the legally binding agreement of FHNC and Merger Sub enforceable against FHNC and Merger Sub in accordance with its terms, subject to the effect of bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to creditors’ rights generally and general equitable principles.

4.4 Consents and Approvals. No consents or approvals of, or filings or registrations with, any governmental entity or any third party are required to be made or obtained by FHNC or its Subsidiaries in connection with the execution and delivery by FHNC and Merger Sub of this Agreement or the consummation by FHNC and its Subsidiaries, as applicable, of the Merger and the other transactions contemplated by this Agreement except for (i) filings of applications and notices with, receipt of approvals or non-objections from, and expiration of the related waiting period required by the Federal Reserve and the NCCOB and (ii) the filing of the Articles of Merger with the Tennessee Secretary of State pursuant to the Tennessee Limited Liability Company Act and the North Carolina Secretary of State pursuant to the North Carolina Business Corporation Act.

4.5 No Conflict With Other Instruments. The execution, delivery and performance of this Agreement or the consummation of the transactions contemplated hereby will not (a) violate any provision of the Charter or Bylaws of FHNC or the organizational documents of Merger Sub, or (b) assuming all required regulatory consents and approvals are duly obtained, (i) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to FHNC or any of its properties or assets, or (ii) violate, conflict with, result in a breach of any provision of or constitute a default (or an event which, with or without notice or lapse of time, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, cause FHNC to become subject to or liable for the payment of any

Tax, or result in the creation of any lien, charge or encumbrance upon any of the properties or assets of FHNC under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease agreement, instrument or obligation to which FHNC is a party, or by which any of its properties or assets may be bound or affected.

4.6 Litigation. There are no suits, actions or legal, administrative or arbitration proceedings pending or, to the Knowledge of FHNC or Merger Sub, threatened against or affecting FHNC or any of its Subsidiaries or any property or asset of FHNC or any of its Subsidiaries that (i) challenge the validity or propriety of the transactions contemplated by this Agreement or (ii) could reasonably be expected to adversely affect the ability of FHNC or Merger Sub to perform under this Agreement. Except as disclosed in the FHNC SEC Reports, neither FHNC nor any of its Subsidiaries is a party to any, and there are no pending or, to the Knowledge of FHNC, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against FHNC or any of its Subsidiaries that would reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect on FHNC or any of its Subsidiaries.

4.7 Regulatory Reports. FHNC and each of its Subsidiaries has filed all required reports, forms, schedules, registration statements and other documents with the FHNC Regulators since December 31, 2011 (the “FHNC Regulatory Reports”) and has paid all fees and assessments due and payable in connection therewith. As of their respective dates of filing with the FHNC Regulators (or, if amended or superseded by a subsequent filing prior to the date hereof, as of the date of such subsequent filing), the FHNC Regulatory Reports complied in all material respects with the requirements of Applicable Law. To the extent permitted by Applicable Law, FHNC has made available to TrustAtlantic true, correct and complete copies of all Regulatory Reports between the FHNC Regulators and FHNC and any of its Subsidiaries occurring since December 31, 2011 and prior to the date of this Agreement. Except for normal examinations conducted by a FHNC Regulator in the ordinary course of the business or as disclosed in the FHNC SEC Reports, there is no pending proceeding before, or, to the Knowledge of FHNC, examination or investigation by, any FHNC Regulator into the business or operations of FHNC or any of its Subsidiaries. There are no unresolved violations cited by any FHNC Regulator with respect to any FHNC Regulatory Report relating to any examinations of FHNC or any of its Subsidiaries, except for any such violations as would not reasonably be expected to have a Material Adverse Effect on FHNC and its Subsidiaries, taken as a whole.

4.8 Financial Statements; Internal Controls.

(a) The financial statements of FHNC and its Subsidiaries included (or incorporated by reference) in the FHNC SEC Reports filed with (but not furnished to) the SEC (including the related notes, where applicable) (i) fairly present in all material respects the consolidated results of operations, cash flows, changes in shareholders’ equity and consolidated financial position of FHNC and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements to recurring year-end audit adjustments normal in nature and amount and the absence of notes); (ii) complied as to form, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto; and (iii) have been prepared in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto.

(b) FHNC maintains a system of internal accounting controls sufficient to comply with all legal and accounting requirements applicable to the business of FHNC and its Subsidiaries. Since December 31, 2011, FHNC has not experienced or effected any material change in internal control over financial reporting.

4.9 Taxes. FHNC has filed all material Tax Returns that they were required to file under Applicable Laws, other than Tax Returns that are not yet due or for which a request for extension was filed consistent with requirements of Applicable Law. All such Tax Returns were correct and complete in all material respects and have been prepared in substantial compliance with all Applicable Law. All material Taxes due and owing by FHNC (whether or not shown on any Tax

Return) have been paid other than Taxes that have been reserved or accrued on the balance sheet of FHNC and which FHNC is contesting in good faith. Neither FHNC nor any of its Subsidiaries currently has any open years for federal income tax purposes prior to 2008.

4.10 Compliance with Applicable Laws. FHNC is in material compliance with all Applicable Laws. FHNC and each of its employees hold all licenses, registrations, franchises, certificates, variances, permits and authorizations necessary for the lawful conduct of its business, except where the failure to do so would not have a Material Adverse Effect on FHNC. Except as would not have a Material Adverse Effect on FHNC, FHNC is in compliance in all material respects with (a) all Applicable Laws regarding the security of each of its customers’ data and the systems operated by FHNC, and (b) its privacy policies, including as relates to the use of individually identifiable personal information relating to identifiable or identified natural persons.

4.11 Brokers and Finders. Except as previously disclosed to TrustAtlantic, neither FHNC nor any of its officers, directors or employees have employed any broker or finder in connection with this Agreement and the transactions contemplated hereby. FHNC agrees to indemnify TrustAtlantic for any liability for any brokerage fees, commissions or finders’ fees owing such Persons in connection with this Agreement and the transactions contemplated herein.

4.12 Availability of Funds and Capitalization. FHNC has and, at the Effective Time, the Surviving Entity will have available to it sources of capital sufficient to pay the aggregate Merger Consideration and to pay any other amounts payable pursuant to this Agreement in order to effect the transactions contemplated hereby. Following the payment of such aggregate Merger Consideration and other amounts payable pursuant to this Agreement, FHNC will remain a well-capitalized corporation as defined by its primary regulatory agency.

4.13 Consummation of Transactions. There is no fact or circumstance involving FHNC or its Subsidiaries (including, without limitation, non-compliance with the Community Reinvestment Act or the Bank Secrecy Act) that would, at the Closing, prevent FHNC or Merger Sub from consummating the transactions contemplated by this Agreement or the Articles of Merger or that would reasonably be expected to prevent FHNC or Merger Sub from obtaining all regulatory approvals necessary for the consummation of the transactions contemplated by this Agreement or the Articles of Merger. As of the date hereof, FHNC knows of no reason pertaining to FHNC or its Subsidiaries why any of the approvals referred to in Section 4.4 should not be obtained without the imposition of any material condition or restriction.

4.14 FHNC Information. None of the information supplied or to be supplied by FHNC for inclusion or incorporation by reference in the Proxy Statement or in the Form S-4, or in any other application, notification or other document filed with any regulatory agency or other governmental entity in connection with the transactions contemplated by this Agreement, in each case or any amendment or supplement thereto will, at the time the Proxy Statement or any such supplement or amendment thereto is first mailed to the shareholders of TrustAtlantic or at the time the TrustAtlantic shareholders vote or at the time the Form S-4 or any such amendment or supplement becomes effective under the Securities Act or at the Effective Time, or at the time any such other applications, notifications or other documents or any such amendments or supplements thereto are so filed, as the case may be, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. No representation or warranty is made by FHNC in this Section 4.14 with respect to statements made or incorporated by reference therein based on information supplied by TrustAtlantic in writing expressly for inclusion or incorporation by reference in the Proxy Statement, the Form S-4 or such other applications, notifications or other documents. The Proxy Statement will comply as to form in all material respects with the requirements of Applicable Law. If at any time prior to the Effective Time any event should be discovered by FHNC which should be set forth in an amendment to the Form S-4 or a supplement to the Proxy Statement, or in any amendment or supplement to any such other applications, notifications or other documents, FHNC shall promptly so inform TrustAtlantic.

4.15 Tax Matters. As of the date of this Agreement it is the present intention, and as of the day of the Effective Time it will be the present intention, of FHNC to continue, either through FHNC or through a member of FHNC’s “qualified group” within the meaning of Treasury Regulations Section 1.368-1(d)(4)(ii) (the “Qualified Group”), at least one significant historic business line of TrustAtlantic, or to use at least a significant portion of TrustAtlantic‘s historic business assets in a business, in each case within the meaning of Treasury Regulations Section 1.368-1(d). As of the date of this Agreement and as of the date of the Effective Time, neither FHNC nor any “related person” (as defined in Treasury Regulations Section 1.368-1(e)(4)) to FHNC has or will have any plan or intention to redeem or reacquire, either directly or indirectly, any of the FHNC Common Stock issued to the holders of TrustAtlantic Stock in connection with the Merger other than pursuant to any FHNC program to repurchase FHNC Common Stock in the open market that has been adopted prior to the date of this Agreement or as may be adopted in the future by FHNC that does not single out or favor shares of FHNC Common Stock issued to the holders of TrustAtlantic Stock in connection with the Merger. As of the date of this Agreement and as of the date of the Effective Time, FHNC does not have and will not have any plan or intention to sell or otherwise dispose of any of the assets of TrustAtlantic acquired in the Merger, except for dispositions made in the ordinary course of business or transfers described in Section 368(a)(2)(C) of the Code or described and permitted in Treasury Regulations Section 1.368-2(k).

ARTICLE 5
COVENANTS

5.1 Conduct of Business of TrustAtlantic Prior to the Effective Time. During the period from the date of this Agreement to the Effective Time, except as expressly contemplated or permitted by this Agreement, TrustAtlantic shall, and shall cause each of its Subsidiaries to, (a) conduct its business in the usual, regular and ordinary course consistent with past practice (b) use reasonable best efforts to maintain and preserve intact its business organization, its rights, franchises and other authorizations issued by governmental entities and its current relationships with its customers, regulators, employees and other persons with which it has business or other relationships and (c) take no action that is intended to or would reasonably be expected to adversely affect or materially delay the ability of either TrustAtlantic or FHNC to obtain any necessary approvals of any governmental entity required for the transactions contemplated hereby or to perform its covenants and agreements under this Agreement or to consummate the transactions contemplated hereby.

5.2 Forbearances of TrustAtlantic. During the period from the date of this Agreement to the Effective Time, except as set forth in Section 5.2 of the Disclosure Schedule or as expressly contemplated by this Agreement, TrustAtlantic shall not, and shall not permit any of its Subsidiaries to, do any of the following, without the prior written consent of FHNC:

(a) (i) create or incur any indebtedness for borrowed money (other than acceptance of deposits, Federal Home Loan Bank advances, Federal Reserve Discount Window advances, purchases of Federal funds, sales of certificates of deposit, issuances of commercial paper and entering into repurchase agreements, each in the ordinary course of business consistent with past practice, including with respect to prices, terms and conditions), or (ii) assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other individual, corporation or other entity, except in the case of this clause (ii), in connection with presentation of items for collection (e.g., personal or business checks) in the ordinary course of business consistent with past practice;

(b) (i) adjust, split, combine or reclassify any capital stock or other equity interest, (ii) set any record or payment dates for the payment of any dividends or distributions on its capital stock or other equity interest or make, declare or pay any dividend or distribution or make any other distribution on any shares of its capital stock or other equity interest or redeem, purchase or otherwise acquire any securities or obligations convertible into or exchangeable for any shares of its capital stock or other equity interest, (iii) grant any stock appreciation rights, restricted stock units or other equity-based compensation or grant to any individual, corporation or other entity any right to acquire any shares of its capital stock, (iv) issue or commit to issue any additional shares of capital stock of TrustAtlantic or sell, lease, transfer, mortgage, encumber or otherwise dispose of any capital stock in any TrustAtlantic Subsidiary or (v) enter into any agreement, understanding or arrangement with respect to the sale or voting of its capital stock;

(c) sell, lease, transfer, mortgage, encumber or otherwise dispose of any of its properties or assets to any Person other than a direct or indirect wholly owned TrustAtlantic Subsidiary, except (i) subject to paragraph (k) of this Section 5.2, sales of Loans, Loan participations and sales of investment securities in the ordinary course of business consistent with past practice to third parties who are not Affiliates of TrustAtlantic; (ii) the disposition of real property taken by TrustAtlantic Bank in connection with collection of a Loan in the ordinary course of business consistent with past practice, which real property is sold at or above carrying value; or (iii) as expressly required by contracts or agreements in force at the date of this Agreement that are set forth in Section 5.2(c) of the Disclosure Schedule;

(d) (i) acquire direct or indirect control over any Person, whether by stock purchase, merger, consolidation or otherwise, or (ii) except to the extent approved by TrustAtlantic and committed to, in each case prior to the date hereof and set forth in Section 5.2(d) of the Disclosure Schedule, make any other investment either by purchase of stock or securities, contributions to capital, property transfers or purchase of any property or assets of any other Person, except, in either instance, in connection with a foreclosure of collateral or conveyance of such collateral in lieu of foreclosure taken in connection with collection of a Loan in the ordinary course of business consistent with past practice and with respect to Loans made to third parties who are not Affiliates of TrustAtlantic;

(e) except as required under Applicable Law or the terms of any TrustAtlantic Plan existing as of the date hereof (i) enter into, adopt or terminate any employee benefit plan, program or policy for the benefit or welfare of any current or former employee, officer, director or consultant of TrustAtlantic or any of its Subsidiaries, (ii) amend any employee benefit plan, program or policy for the benefit or welfare of any current or former employee, officer, director or consultant of TrustAtlantic or any of its Subsidiaries in a manner that would result in any material increase in cost, (iii) increase the compensation or benefits payable to any such individual (including the payment of any amounts to any such individual not otherwise due) (other than any annual base compensation raises in the ordinary course of business consistent with past practice to employees other than senior executive officers of not more than 5% per annum), (iv) grant or (except as otherwise contemplated by this Agreement) voluntarily accelerate the vesting of any equity-based awards for the benefit of any such individual, (v) enter into any new, or amend any existing, collective bargaining agreement or similar agreement with respect to TrustAtlantic or any of its Subsidiaries, (vi) provide any funding for any rabbi trust or similar arrangement or (vii) hire any new employee of TrustAtlantic or any of its Subsidiaries who has a target annual compensation of $75,000 or more;

(f) (i) settle any claim, action or proceeding other than claims, actions or proceedings in the ordinary course of business consistent with past practice involving solely money damages where the settlement payments not covered by insurance do not exceed $100,000 individually or $250,000 in the aggregate, or waive, compromise, assign, cancel or release any material rights or claims or (ii) agree or consent to the issuance of any injunction, decree, order or judgment restricting or otherwise affecting its business or operations;

(g) pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than, subject to Section 5.2(f), in the ordinary course of business and consistent with past practice;

(h) (i) make any material change in accounting methods or systems of internal accounting controls (or the manner in which it accrues for liabilities), except as required by changes in GAAP as concurred in by its independent auditors or (ii) except as may be required by GAAP and in the ordinary course of business consistent with past practice, revalue in any material respect any of its assets, including writing-off notes or accounts receivable;

(i) change or revoke any Tax election, make any Tax election in a manner different from the prior course of conduct and practice, change an annual Tax accounting period, adopt or change any Tax accounting method, file any amended Tax Return, enter into any closing agreement with respect to Taxes, or settle any Tax claim, audit, assessment or dispute or surrender any right to claim a refund of Taxes;

(j) adopt or implement any amendment to its articles of incorporation or any changes to its bylaws or comparable organizational documents;

(k) materially restructure or materially change its investment securities portfolio or its gap position, through purchases, sales or otherwise, or the manner in which the portfolio is classified or reported;

(l) enter into, modify, amend or terminate any contract of the sort required to be disclosed pursuant to Section 3.15, other than in the ordinary course of business consistent with past practice;

(m) change in any material respect the credit policies and collateral eligibility requirements and standards of TrustAtlantic Bank;

(n) except as required by Applicable Law, regulation or policies imposed by any governmental entity, enter into any new line of business or change in any material respect its lending, investment, underwriting, risk and asset liability management, interest rate or fee pricing with respect to depository accounts, hedging and other material banking and operating policies or practices, including policies and practices with respect to underwriting, pricing, originating, acquiring, selling, servicing, or buying or selling rights to service, Loans;

(o) permit the commencement of any construction of new structures or facilities upon, or purchase or lease any real property in respect of any branch or other facility, or file any application, or otherwise take any action, to establish, relocate or terminate the operation of any banking office of TrustAtlantic or any TrustAtlantic Subsidiary;

(p) make, or commit to make, any capital expenditures in excess of $50,000 individually or $200,000 in the aggregate;

(q) without previously notifying and consulting with FHNC (through FHNC’s Chief Financial Officer, Chief Executive Officer or such other representative as may be designated by FHNC), make or acquire any Loan or issue a commitment (or renew or extend an existing commitment), or amend or modify in any material respect any existing Loan relationship except to the extent approved by TrustAtlantic and committed to, in each case prior to the date hereof and set forth in Section 5.2(q) of the Disclosure Schedule (A) for any Loan relationship aggregating in excess of $2,000,000, as calculated for applicable loan-to-one borrower regulatory limitations that would result in an increase in the total credit exposure to the applicable borrower (and its Affiliates) in excess of $1,000,000 or (B) for any Loan relationship new to TrustAtlantic (neither borrower nor its Affiliates have an existing Loan relationship at TrustAtlantic) that would result in total credit exposure in excess of $1,000,000 or (C) for any Loan relationship graded by TrustAtlantic as “Watch” or worse that would result in an increase in the total credit exposure of more than $100,000 or (D) for any Loan relationship aggregating in excess of $500,000 graded by TrustAtlantic as “Watch” or worse that would extend the maturity by more than ninety (90) days or substantially modify its terms. Commitments issued under internal guidance lines previously approved by TrustAtlantic and renewals in the normal course of business for Loan relationships graded by TrustAtlantic as “Management Attention” or better shall be excluded from the requirements of this Section 5.2(q);

(r) take any action that is intended to, would or would be reasonably likely to result in any of the conditions set forth in Article 7 not being satisfied or prevent or materially delay the consummation of the transactions contemplated hereby, except, in every case, as may be required by Applicable Law;

(s) take any action that would or would be reasonably likely to result in TrustAtlantic Closing Expenses in excess of $1,300,000; or

(t) agree to, or make any commitment to, take, or adopt any resolutions of the board of directors of TrustAtlantic in support of, any of the actions prohibited by this Section 5.2.

5.3 Access to Properties and Records. To the extent permitted by Applicable Law and subject to compliance with the Confidentiality Agreement, each party shall (a) afford the executive officers and authorized representatives (including legal counsel, accountants and consultants) of the other party reasonable access during normal hours and upon reasonable notice to the properties, books and records of such party in order that the other party may have full opportunity to conduct confirmatory due diligence, and (b) furnish the other party with such additional financial and operating data and other information as to the business and properties of such party as the other party shall, from time to time, request. As soon as practicable after they become available, TrustAtlantic will deliver or make available to FHNC all call reports filed by TrustAtlantic with the appropriate federal regulatory authority after the date of this Agreement. All year-end and quarterly financial statements shall be prepared in accordance with GAAP applied on a consistent basis with previous accounting periods. In the event of the termination of this Agreement, each party will return to the other party all documents and other information obtained pursuant hereto (including notes and materials deriving therefrom), or will certify to the other party that such documents and other physical embodiments of such information have been destroyed, and will keep confidential any information obtained pursuant to this Agreement or the Confidentiality Agreement. Notwithstanding the foregoing, any such original documents (as distinguished from photocopies) possessed by a party shall be returned to the other party and not destroyed and all other documents (including photocopies) shall be disposed of consistent with the requirements of the Confidentiality Agreement.

5.4 Regulatory Matters.

(a) Each of FHNC and TrustAtlantic shall, and shall cause its Subsidiaries to, use their respective reasonable best efforts to (i) take, or cause to be taken, and assist and cooperate with the other party in taking, all actions necessary, proper or advisable to comply promptly with all legal requirements with respect to the transactions contemplated hereby, including obtaining any third-party consent or waiver that may be required to be obtained in connection with the transactions contemplated hereby, and, subject to the conditions set forth in Article 6, to consummate the transactions contemplated hereby (including, for purposes of this Section 5.4, actions required in order to continue any contract or agreement of TrustAtlantic or its Subsidiaries following the Closing or to avoid any penalty or other fee under such contracts and agreements, in each case arising in connection with the transactions contemplated hereby) and (ii) obtain (and assist and cooperate with the other party in obtaining) any action, nonaction, permit, consent, authorization, order, clearance, waiver or approval of, or any exemption by, any governmental entity that is required or advisable in connection with the transactions contemplated by this Agreement (collectively, the “Regulatory Approvals”). The parties hereto shall cooperate with each other and prepare and file, as promptly as practicable after the date hereof, all necessary documentation, and effect all applications, notices, petitions and filings, to obtain as promptly as practicable all actions, nonactions, permits, consents, authorizations, orders, clearances, waivers or approvals of all third parties and governmental entities that are necessary or advisable to consummate the transactions contemplated by this Agreement, including the Regulatory Approvals. Without limiting the generality of the forgoing, FHNC and Merger Sub will use commercially reasonable efforts to file the required applications seeking approval of the Merger with the Federal Reserve and the NCCOB no later than 45 days from the date hereof. Each of FHNC and TrustAtlantic shall use their reasonable best efforts to resolve any objections that may be asserted by any governmental entity with respect to this Agreement or the transactions contemplated by this Agreement. Notwithstanding anything set forth in this Agreement, under no circumstances shall FHNC or Merger Sub be required, and TrustAtlantic and its Subsidiaries shall not be permitted (without FHNC’s written consent in its sole discretion), to take any action, or commit to take any action, or agree to any condition or restriction, involving FHNC, TrustAtlantic or their respective Subsidiaries pursuant to this Section 5.4 or otherwise in connection with obtaining the foregoing actions, nonactions, permits, consents, authorizations, orders, clearances, waivers or approvals, that would have, or would be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect in respect of FHNC or TrustAtlantic and its Subsidiaries taken as a whole, in each case measured on a scale relative to TrustAtlantic and its Subsidiaries taken as a whole.

(b) Subject to Applicable Laws relating to the exchange of information, FHNC and TrustAtlantic shall, upon request, furnish each other with all information concerning FHNC, TrustAtlantic and their respective Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary in connection with any statement, filing, notice or application made by or on behalf of FHNC, TrustAtlantic or any of their respective Subsidiaries to any governmental entity in connection with the transactions contemplated by this Agreement. FHNC and TrustAtlantic shall have the right to review in advance and, to the extent practicable, each will consult the other on, in each case subject to Applicable Laws relating to the exchange of information, any filing made or proposed to be made with, or written materials submitted or proposed to be submitted to, any third party or any governmental entity in connection with the transactions contemplated by this Agreement. In exercising the foregoing right, each of the parties hereto shall act reasonably and as promptly as practicable.

5.5 SEC Filings and TrustAtlantic Shareholder Approval

(a) TrustAtlantic and FHNC shall as promptly as practicable prepare and file with the SEC a proxy statement/prospectus relating to the TrustAtlantic Shareholders’ Meeting (the “Proxy Statement”). TrustAtlantic and FHNC shall as promptly as practicable prepare, and FHNC shall file with the SEC, a registration statement on Form S-4 (the “Form S-4”) in which the Proxy Statement will be included as a prospectus, and FHNC and TrustAtlantic shall use their respective commercially reasonable efforts to cause the Form S-4 to be declared effective by the SEC as promptly as practicable after filing. The Proxy Statement, and any amendment or supplement thereto, shall, except in the case of a withdrawal or modification of the TrustAtlantic Board Recommendation expressly permitted by Section 5.5(b), include the TrustAtlantic Board Recommendation. The parties shall notify each other promptly of the receipt of any comments from the SEC or its staff and of any request by the SEC or its staff for amendments or supplements to the Proxy Statement or the Form S-4 or for additional information and shall supply each other with copies of all correspondence between such party or any of its representatives, on the one hand, and the SEC or its staff, on the other hand, with respect to the Proxy Statement, the Form S-4 or the Merger. If, at any time prior to the receipt of approval of the TrustAtlantic shareholders, any event occurs with respect to TrustAtlantic, FHNC or any of their respective Subsidiaries, or any change occurs with respect to other information supplied by a party for inclusion in the Proxy Statement or the Form S-4, which is required to be described in an amendment of, or a supplement to, the Proxy Statement or the Form S-4, such party shall promptly notify the other party of such event, and TrustAtlantic and FHNC shall cooperate in the prompt filing with the SEC of any necessary amendment or supplement to the Proxy Statement and the Form S-4 and, to the extent required by Applicable Law, in disseminating the information contained in such amendment or supplement to the shareholders of TrustAtlantic. Without limiting the foregoing, TrustAtlantic and FHNC shall make all necessary filings with respect to the Merger under the Securities Act, the Exchange Act, applicable state blue sky laws and the rules and regulations thereunder, and shall cooperate in seeking timely to obtain any actions, consents, approvals or waivers, and in making any filings or furnishings of information, required in connection therewith (including in connection with the Proxy Statement and the Form S-4).

(b) TrustAtlantic shall take all action necessary in accordance with the North Carolina Business Corporation Act and the TrustAtlantic Articles and Bylaws to duly call, give notice of, convene and hold a meeting of its shareholders as promptly as practicable for the purpose of obtaining the approval of the TrustAtlantic shareholders of the Merger (such meeting or any adjournment or postponement thereof, the “TrustAtlantic Shareholders’ Meeting”), and, except in the case of a withdrawal or modification of the TrustAtlantic Board Recommendation expressly permitted by this Section 5.5(b), shall solicit, and use its reasonable best efforts to obtain, approval of the Merger by TrustAtlantic shareholders. Except as expressly provided in the immediately following sentence, the board of directors of TrustAtlantic shall (i) recommend to its shareholders the approval and adoption of this Agreement and the transactions contemplated herein (the “TrustAtlantic Board Recommendation”), (ii) include the TrustAtlantic Board Recommendation in the Proxy Statement and (iii) not approve, agree to or recommend, or propose to approve, agree to or recommend, any Acquisition Proposal. The board of directors of TrustAtlantic shall be permitted (x) not to recommend to TrustAtlantic’s shareholders that they approve the Merger or (y) to otherwise withdraw or modify in a manner adverse to FHNC the TrustAtlantic Board Recommendation, in each case only (A) if after receiving an unsolicited bona fide Acquisition Proposal that constitutes a Superior Proposal, the board of directors of TrustAtlantic determines in its good faith judgment, after receiving the advice of outside legal counsel, that, in light of such Superior Proposal, the board of directors would be in violation of its fiduciary duties under Applicable Law if it failed to withdraw or modify the TrustAtlantic Board Recommendation, (B) after the fifth Business Day following delivery by TrustAtlantic to FHNC of written notice advising FHNC that the board of directors of TrustAtlantic intends to resolve to so withdraw or modify the TrustAtlantic Board Recommendation absent modification of the terms and conditions of this Agreement; (C) if, assuming this Agreement was amended to reflect all adjustments to the terms and conditions hereof proposed by FHNC during such five Business Day period, such Acquisition Proposal would nonetheless continue to constitute a Superior Proposal; and (D) if TrustAtlantic has complied with its obligations set forth in this Section (and, if applicable, Section 5.5(c)) and Section 5.6; provided, however, that following each and every material revision to such Superior Proposal, TrustAtlantic shall be required to deliver a new written notice to FHNC in accordance with this Section and to again comply with the requirements of this Section. Without limiting the foregoing, if the board of directors of TrustAtlantic has withdrawn or modified the TrustAtlantic Board Recommendation as expressly permitted by this Section, then the board of directors of TrustAtlantic may submit this Agreement to TrustAtlantic’s shareholders without recommendation (although the resolutions adopting this Agreement as of the date hereof may not be rescinded or amended), in which event the board of directors of TrustAtlantic may communicate the basis for its lack of a recommendation to TrustAtlantic’s shareholders in the Proxy Statement or an appropriate amendment or supplement thereto to the extent required by Applicable Law.

(c) If a Superior Proposal (the terms and conditions of which are more favorable from a financial point of view to TrustAtlantic’s shareholders than the Merger) shall have been communicated to or otherwise made known to the shareholders of TrustAtlantic and thereafter TrustAtlantic shall have failed to obtain the approval of the Merger at the TrustAtlantic Shareholders’ Meeting, then, unless this Agreement shall have been terminated pursuant to its terms, if, during the ten Business Day period following such failure to obtain the approval of the Merger, FHNC proposes to adjust the terms and conditions of this Agreement such that the transactions contemplated herein (as adjusted) would be no less favorable from a financial point of view to TrustAtlantic’s shareholders than such Superior Proposal, TrustAtlantic shall (i) resubmit the transaction to TrustAtlantic’s shareholders at a second duly called, noticed, convened and held meeting of TrustAtlantic’s shareholders for the purpose of obtaining the Requisite Shareholder Approval (such meeting or any adjournment or postponement thereof, the “Second TrustAtlantic Shareholders’ Meeting”), with the timing of the Second TrustAtlantic Shareholders’ Meeting to be mutually acceptable to TrustAtlantic and FHNC and (ii) again otherwise comply with Section 5.5(b) as if the Second TrustAtlantic Shareholders’ Meeting were the TrustAtlantic Shareholders’ Meeting; provided, that if (1) prior to the TrustAtlantic Shareholders’ Meeting the board of directors of TrustAtlantic shall have taken (and not reversed or withdrawn) in accordance with Section 5.5(b) any of the actions contemplated by clauses (x) and/or (y) of the third sentence of Section 5.5(b); (2) assuming this Agreement was amended to reflect all adjustments to the terms and conditions hereof proposed by FHNC during the 10 Business Day period following the failure to obtain the approval of the Merger at the TrustAtlantic Shareholders’ Meeting, the applicable Acquisition Proposal underlying the TrustAtlantic board of directors’ actions described in clause (1) above would nonetheless continue to constitute a Superior Proposal; and (3) TrustAtlantic has complied with its obligations set forth in Section 5.5(b), this Section 5.5(c) and Section 5.6, then TrustAtlantic shall thereafter no longer be bound by the provisions of this Section 5.5(c) (for the avoidance of doubt, without limiting in any respect any other provision of this Agreement) (a “No-Match Event”).

5.6 No Solicitation.

(a) TrustAtlantic shall not, and shall cause each of its Subsidiaries and its and their respective officers, directors, employees, agents, investment bankers, financial advisors, attorneys, accountants and other retained representatives not to, directly or indirectly (i) solicit, initiate, encourage or facilitate (including by way of furnishing information), or take any other action designed to facilitate, any Acquisition Proposal, (ii) participate in any discussions or negotiations regarding an Alternative Transaction or Acquisition Proposal or (iii) enter into any agreement regarding any Alternative Transaction or Acquisition Proposal; provided, however, that, in the event that (x) TrustAtlantic shall receive a Superior Proposal that was not solicited by it and did not otherwise result from a breach of this Agreement, (y) prior to receipt of the approval of the TrustAtlantic shareholders of the Merger, the board of directors of TrustAtlantic determines in its good faith judgment, after receiving the advice of outside counsel, that, in light of such Superior Proposal, if TrustAtlantic fails to participate in such discussions or negotiations with, or provide such information to, the party making the Superior Proposal, the board of directors of TrustAtlantic would be in violation of its fiduciary duties under Applicable Law, and (z) TrustAtlantic has given FHNC at least five Business Days’ notice of its intention to do so, TrustAtlantic may (A) furnish information with respect to it and its Subsidiaries to the party making such Superior Proposal pursuant to a customary confidentiality agreement containing terms no less restrictive to the party making the Superior Proposal than the terms contained in the Confidentiality Agreement; provided that a copy of all such written information is simultaneously provided to FHNC, and (B) participate in discussions regarding such Superior Proposal.

(b) TrustAtlantic shall notify FHNC promptly (but in no event later than one Business Day) after receipt of any Acquisition Proposal or any material modification of or material amendment to any Acquisition Proposal, or any request for non-public information relating to TrustAtlantic or any of its Subsidiaries or for access to the properties, books or records of TrustAtlantic or any of its Subsidiaries by any Person that has made, or to TrustAtlantic’s Knowledge may be considering making, an Acquisition Proposal. Such notice to FHNC shall be made orally and in writing, and shall indicate the identity of the Person making the Acquisition Proposal or intending to make or considering making an Acquisition Proposal or requesting non-public information or access to the books and records of TrustAtlantic or any of its Subsidiaries, and the material terms of any such Acquisition Proposal or modification or amendment to an Acquisition Proposal. TrustAtlantic shall keep FHNC fully informed, on a current basis, of any material changes in the status and any material changes or modifications in the terms of any such Acquisition Proposal, indication or request.

(c) TrustAtlantic and its Subsidiaries shall immediately cease and cause to be terminated any existing discussions or negotiations with any Persons (other than FHNC) conducted heretofore with respect to any of the foregoing. TrustAtlantic agrees not to, and to cause its Subsidiaries not to, release any third party from, and agrees to enforce, the confidentiality and standstill provisions of any agreement to which TrustAtlantic or its Subsidiaries is a party that remains in effect as of the date hereof, and shall immediately take all steps necessary to terminate any approval that may have been heretofore given under any such provisions authorizing any person to make an Acquisition Proposal.

5.7 Listing and Quotation. FHNC shall use its reasonable best efforts to list, prior to the Effective Time, on the New York Stock Exchange, subject to official notice of issuance, the shares of FHNC Common Stock to be issued as Merger Consideration to the holders of TrustAtlantic Common Stock in connection with the Merger, and FHNC shall give all notices and make all filings with the New York Stock Exchange required in connection with the transactions contemplated herein.

5.8 Closing Date Balance Sheet. No later than three Business Days prior to the Closing Date, TrustAtlantic shall deliver to FHNC the unaudited consolidated balance sheet of TrustAtlantic and its Subsidiaries, prepared in a manner consistent with past practice, as of the close of business on the last Business Day of the calendar month immediately preceding the Closing Date (the “Closing

Date Balance Sheet”). The Closing Date Balance Sheet shall (a) fairly present in all material respects the assets, liabilities and tangible common equity of TrustAtlantic and its Subsidiaries as of the date of the Closing Date Balance Sheet, (b) be prepared in a manner consistent with the balance sheets included in the TrustAtlantic Financial Statements, in accordance with either GAAP or regulatory accepted accounting procedures, consistently applied and (c) be prepared from, and be in accordance with, the books and records of TrustAtlantic and its Subsidiaries.

5.9 System Integration. From and after the date hereof, subject to Applicable Law, TrustAtlantic shall cause TrustAtlantic Bank and its directors, officers and employees to, and shall make all commercially reasonable best efforts (without undue disruption to either business) to cause TrustAtlantic Bank’s data processing consultants and software providers to, cooperate and assist FHNC and First Tennessee Bank in connection with an electronic and systematic conversion of all applicable data of TrustAtlantic Bank to the FHNC system following the Effective Time, including the training of TrustAtlantic employees without undue disruption to TrustAtlantic Bank’s business, during normal business hours and at the expense of FHNC (not to include TrustAtlantic Bank’s standard employee payroll).

5.10 TrustAtlantic Employee Matters.

(a) Subject to post-Effective Time compliance with FHNC’s policies and Applicable Law for the hiring of new employees, including background checks, fingerprinting, and drug testing, each person who is an employee of TrustAtlantic on the Closing Date shall be an employee of the Surviving Entity after the Effective Time (the “Covered Employees”). FHNC shall maintain or cause to be maintained employee benefit plans and compensation opportunities for the benefit of Covered Employees (as a group) that provide employee benefits and compensation opportunities that, in the aggregate, are substantially comparable to the employee benefits and compensation opportunities that are generally made available to similarly situated employees of FHNC or its Subsidiaries (other than TrustAtlantic and its Subsidiaries), as applicable; provided that (i) in no event shall any Covered Employee be eligible to participate in any closed or frozen plan of FHNC or its Subsidiaries; and (ii) except as otherwise specifically contemplated by this Agreement and allowing for reasonable enrollment procedures, until such time as FHNC shall cause Covered Employees to participate in the employee benefit plans and receive compensation opportunities that are made available to similarly situated employees of FHNC or its Subsidiaries (other than TrustAtlantic and its Subsidiaries), a Covered Employee’s continued participation in employee benefit plans, and continued opportunity to be eligible for compensation under the Plans, of TrustAtlantic and its Subsidiaries shall be deemed to satisfy the foregoing provisions of this sentence (it being understood that participation in any different FHNC plans may commence at different times).

(b) To the extent that a Covered Employee becomes eligible to participate in an employee benefit plan maintained by FHNC or any of its Subsidiaries (other than TrustAtlantic or its Subsidiaries), FHNC shall cause such employee benefit plan to recognize the service of such Covered Employee with TrustAtlantic or its Subsidiaries for purposes of eligibility, participation, vesting and benefit accrual under such employee benefit plan of FHNC or any of its Subsidiaries, to the same extent that such service was recognized immediately prior to the Effective Time under a corresponding TrustAtlantic Plan in which such Covered Employee was eligible to participate immediately prior to the Effective Time; provided that such recognition of service shall not (i) operate to duplicate any benefits of a Covered Employee with respect to the same period of service, (ii) apply for purposes of any retiree medical plans or for purposes of benefit accrual under any defined benefit pension plan or (iii) apply for purposes of any plan, program or arrangement (A) under which similarly situated employees of FHNC and its Subsidiaries do not receive credit for prior service or (B) that is grandfathered or frozen, either with respect to level of benefits or participation. With respect to any health care plan of FHNC or any of its Subsidiaries (other than TrustAtlantic and its Subsidiaries) in which any Covered Employee is eligible to participate for the plan year in which such Covered Employee is first eligible to participate, FHNC shall use commercially reasonable efforts to cause any preexisting condition limitations or eligibility waiting periods under such FHNC or Subsidiary plan to be waived with respect to such Covered Employee to the extent that such limitation would have been waived or satisfied under the TrustAtlantic Plan in which such Covered Employee participated immediately prior to the Effective Time.

(c) FHNC shall cause the Surviving Entity to comply with the obligations under any Compensation Agreement in effect at the Effective Time, including and together with those obligations set forth in Section 5.10(c) of the Disclosure Schedule (which Section sets forth the obligations of the Surviving Entity and FHNC post-Closing with respect to change in control, severance, non-competition and related compensation). FHNC and TrustAtlantic agree that after the Closing Date, any severance, change of control or other payments required to be paid as a result of the transactions contemplated by this Agreement shall be deemed to be due and payable by the Surviving Entity in accordance with the terms of the instrument establishing such payment obligations and to the intended recipient of such payment as set forth in any such instrument.

(d) FHNC shall cause the Surviving Entity to comply with the obligations under the TrustAtlantic Financial Corporation and TrustAtlantic Bank Supplemental Retirement Plan (the “SERP”), including without limitation the rabbi trust requirements of Sections 2.4 and 2.5 of the SERP. In furtherance of complying with the SERP’s rabbi trust requirements: (A) FHNC will establish a rabbi trust and fund the trust with a lump sum amount equal to the remaining present value as of the Closing Date of the total aggregate benefits of all participants, both those who have begun payment and those who have not. The present value shall be determined in accordance with the factors set forth in Section 2.5 of the SERP, and (B) payments due to participants under the SERP (including any withholding with respect to such payments) shall be paid first from the rabbi trust, but to the extent that the assets of such rabbi trust are not sufficient to pay all benefits due to participants under the SERP, FHNC will pay any remaining benefits from its general assets. TrustAtlantic, by resolution of its directors, shall amend the SERP to provide that no additional contributions shall be made by TrustAtlantic effective as of the day before the Effective Time.

(e) TrustAtlantic, by resolution of its directors and all other necessary or appropriate actions, including but not limited to any necessary amendments and notices, shall terminate its participation in the Pentegra Defined Contribution Plan for Financial Institutions (the “Multiple Employer 401(k) Plan”), and will take such additional actions as may be required by Applicable Law or requested by FHNC to terminate the portion of the Multiple Employer 401(k) Plan attributable directly or indirectly to participation by employees and former employees of TrustAtlantic and any ERISA Affiliate or former ERISA Affiliate thereof, effective as of the day before the Effective Time.

(f) On or prior to the date of this Agreement, TrustAtlantic shall, and shall cause TrustAtlantic Bank, to enter into agreements with the TrustAtlantic employees listed on Schedule 2 to (i) amend those certain TrustAtlantic Noncompetition Agreements to provide for a definition of the defined term “Cause” and (ii) terminate those certain TrustAtlantic employment agreements, with such amendments and terminations to become effective as of the Effective Time. FHNC agrees to cause the Surviving Entity to pay the termination payments due in consideration of the termination of such TrustAtlantic employment agreements.

(g) Without limiting the generality of Section 8.16, the provisions of this Section 5.10 are solely for the benefit of the parties to this Agreement, and no current or former employee or any other individual associated therewith shall be regarded for any purpose as a third-party beneficiary of this Agreement. In no event shall the terms of this Agreement be deemed to (i) establish, amend or modify any TrustAtlantic Plan or any “employee benefit plan” as defined in Section 3(3) of ERISA, or any other benefit plan, program, agreement or arrangement maintained or sponsored by FHNC, TrustAtlantic or any of their respective Affiliates; (ii) alter or limit the ability of FHNC or any of its Subsidiaries (including, after the Closing Date, TrustAtlantic and its Subsidiaries) to amend, modify or terminate any TrustAtlantic Plan, employment agreement or any other benefit or employment plan, program, agreement or arrangement after the Closing Date; or (iii) confer upon any current or former employee, officer, director or consultant any right to employment or continued employment or continued

service with the FHNC or any of its Subsidiaries (including, following the Closing Date, TrustAtlantic and its Subsidiaries), or constitute or create an employment agreement with any employee.

5.11 Indemnification.

(a) From and after the Effective Time through the fourth anniversary of the Effective Time, FHNC agrees to indemnify and hold harmless each present and former director and officer of TrustAtlantic or any of its Subsidiaries, and each officer or employee of TrustAtlantic and/or any of its Subsidiaries that is serving or has served as a director or officer of another entity expressly at the request or direction of TrustAtlantic or any of its Subsidiaries (each, an “Indemnified Party”), against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, amounts paid in settlement, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of matters existing or occurring at or prior to the Effective Time (including the transactions contemplated by this Agreement), whether asserted or claimed prior to, at or after the Effective Time, as they are from time to time incurred, in each case to the fullest extent such Person would have been indemnified or have the right to advancement of expenses pursuant to TrustAtlantic’s Articles or Bylaws, or the articles of incorporation or bylaws of TrustAtlantic Bank, as in effect on the date of this Agreement, subject to Applicable Law.

(b) Any Indemnified Party wishing to claim indemnification under Section 5.11(a), upon learning of any such claim, action, suit, proceeding or investigation, shall promptly notify FHNC thereof, but the failure to so notify shall not relieve FHNC of any liability it may have hereunder to such Indemnified Party if such failure does not materially and substantially prejudice FHNC.

(c) TrustAtlantic shall procure a tail policy for its existing directors’ and officers’ liability insurance policy covering all Persons who are currently covered by such insurance; provided, however, that in no event shall the total maximum expenditure for such tail policy exceed more than the amount that is equal to four times TrustAtlantic’s current annual premium.

(d) In the event FHNC or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of FHNC assume the obligations set forth in this Section 5.11.

(e) Notwithstanding anything in this Agreement to the contrary, FHNC shall not be obligated to:

(i) indemnify an Indemnified Party with respect to proceedings initiated by FHNC or its Subsidiaries as successor in interest to TrustAtlantic;

(ii) indemnify an Indemnified Party with respect to proceedings initiated by the Indemnified Party, including any proceedings against FHNC, its Subsidiaries, or their respective directors, officers, employees or other Indemnified Parties; and not by way of defense; or

(iii) indemnify an Indemnified Party if a final decision by a court of competent jurisdiction determines that such indemnification is prohibited by Applicable Law.

5.12 Additional Agreements. Subject to the terms and conditions of this Agreement, each of TrustAtlantic and FHNC agree to cooperate fully with each other and to use reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective, at the time and in the manner contemplated by this Agreement, the Merger and the Bank Merger. Neither party shall take any action, or knowingly fail to take any action, which action or failure to act prevents or impedes, or could reasonably be expected to prevent or impede, the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement (including any merger between a Subsidiary of FHNC, on the one hand, and a Subsidiary of TrustAtlantic, on the other) or to vest the Surviving Entity with full title to all properties, assets, rights, approvals, immunities and franchises of either party to the Merger, the proper officers and directors of each party and their respective Subsidiaries shall, at FHNC’s sole expense, take all such necessary action as may be reasonably requested by FHNC.

5.13 Notification; Updated Disclosure Schedules. Each party shall give prompt notice to the other party of (a) any change or event which, individually or in the aggregate with other such changes or events, has or would reasonably be expected to have a Material Adverse Effect on such party (b) any representation or warranty made by such party in this Agreement becoming untrue or inaccurate in any material respect, including, without limitation, as a result of any change in a Disclosure Schedule, or (c) the failure by such party to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by such party under this Agreement. Each party shall update its respective Disclosure Schedules to reflect any additional information as specified in (a)-(c) above; provided, however, that any such updates shall not cure any breach of any representation or warranty made as of the date of this Agreement, any breach of any covenant after the date of this Agreement, nor shall it affect in any way the conditions to the obligations of each party to effect the Merger set forth in ARTICLE 7.

5.14 Shareholder Litigation. TrustAtlantic and FHNC shall provide each other with prompt notice of any shareholder litigation against TrustAtlantic or FHNC and/or their respective directors or Affiliates relating to the transactions contemplated by this Agreement. In the event of any such litigation against TrustAtlantic or any of its directors or Affiliates, TrustAtlantic shall give FHNC the opportunity to participate in the defense or settlement of any such litigation. In addition, no such settlement shall be agreed to without FHNC’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed).

5.15 Tax Covenants of FHNC. At and after the Effective Time, each of FHNC and Surviving Entity covenants and agrees that it:

(a) will maintain all books and records and file all federal, state and local income Tax Returns and schedules thereto of FHNC, Surviving Entity and all Affiliates thereof in a manner consistent with the Merger being qualified as a reorganization and nontaxable exchange under Section 368(a)(1)(A) of the Code (and comparable provisions of any applicable state or local Tax laws); and

(b) will not cause or permit any election to be made under Section 338 of the Code or any comparable provision of any other Tax laws by FHNC or Surviving Entity with respect to the Merger or the transactions contemplated by the Agreement.

5.16 Advisory Board. FHNC agrees to cause First Tennessee Bank to establish an advisory board, consisting of individuals with knowledge of TrustAtlantic’s markets, whose service would be consistent with FHNC’s corporate governance practices, and who can help with FHNC’s community, customer, and associate plans in TrustAtlantic’s market area after the Effective Time.

ARTICLE 6
TERMINATION

6.1 Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after approval of the matters presented in connection with the Merger by the shareholders of TrustAtlantic:(a) by mutual written consent of TrustAtlantic and FHNC;

(b) by either TrustAtlantic or FHNC, if the Closing shall not have occurred on or before the date that is the eighth month anniversary of the date hereof, unless, as of such date, all the conditions set forth in Article 7, other than the conditions set forth in Section 7.1(a) have been satisfied or waived (other than those conditions that by their nature are to be satisfied or waived at the Closing), in which case such date shall be extended by an additional 60 days (the “End Date”) (provided that the right to terminate this Agreement under this Section 6.1(b) shall not be available to any party whose action or failure to act has been the primary cause of or resulted in the failure of the Closing to occur on or before such date and such action or failure to act constitutes a breach of this Agreement);

(c) by either TrustAtlantic or FHNC, if any approval required to be obtained pursuant to Section 7.1(a) has been denied by the relevant governmental entity and such denial has become final and nonappealable or any governmental entity of competent jurisdiction shall have issued a final, nonappealable injunction permanently enjoining or otherwise prohibiting the consummation of the transactions contemplated by this Agreement;

(d) by TrustAtlantic, if FHNC has breached or is in breach of any representation, warranty, covenant or agreement on the part of FHNC contained in this Agreement in any respect, which breach would, individually or together with all such other then uncured breaches by FHNC, constitute grounds for the conditions set forth in Section 7.3(a) not to be satisfied on the Closing Date and such breach is not cured prior to the earlier of (i) the End Date and (ii) the thirtieth day after written notice thereof to FHNC or by its nature or timing cannot be cured within such time period;

(e) By TrustAtlantic, if both of the following conditions are satisfied:

(i) The number obtained by dividing the Average Closing Price by the FHNC Starting Price (the “FHNC Ratio”)is less than 0.85; and

(ii) the FHNC Ratio is less than the number obtained by (x) dividing the Final Index Price by the Initial Index Price (the “Index Ratio”) and then (y) subtracting 0.15,

subject, however, to the following two sentences. TrustAtlantic must elect to terminate this Agreement under this Section 6.1(e) within two Business Days after the Determination Date. If TrustAtlantic elects to exercise its termination right pursuant to this Section 6.1(e), it shall give written notice to FHNC (provided that such notice of election to terminate may be withdrawn at any time within the aforementioned two-Business Day period). Within two Business Days following its receipt of such notice, FHNC shall have the option to increase the consideration to be received by the holders of TrustAtlantic Common Stock hereunder by adjusting the Exchange Ratio to equal a number obtained by dividing (A) the product of the FHNC Starting Price, 0.85 and the Exchange Ratio by (B) the Average Closing Price. If FHNC so elects within such two-Business Day period, it shall give written notice to TrustAtlantic of such election and the revised Exchange Ratio, whereupon no termination shall have occurred pursuant to this Section 6.1(e) and this Agreement shall remain in effect in accordance with its terms (except that the Exchange Ratio and the aggregate Merger Consideration shall have been modified as provided herein).

As used herein, the following terms shall have the meanings indicated:

“Average Closing Price” shall mean the volume weighted average price per share of the FHNC Common Stock over the ten consecutive Trading Days ending on the Trading Day immediately prior to the Determination Date, as calculated by Bloomberg Financial LP under the function “VWAP”.

“Determination Date” shall mean the fourth Business Day immediately prior to the Closing Date, or if such day is not a trading day on the New York Stock Exchange, then the trading day immediately preceding such day.

“FHNC Starting Price” shall mean $11.9383, which is the volume weighted average price per share of the FHNC Common Stock over the 10 consecutive Trading Days ending on October 15, 2014, as calculated by Bloomberg Financial LP under the function “VWAP”.

“Final Index Price” shall mean the average of the Index Prices for the 10 consecutive Trading Days ending on the Trading Day immediately prior to the Determination Date.

“Index Group” shall mean the KBW Regional Bank Index as quoted on Bloomberg.com (KRX:IND).

“Index Price” shall mean the closing price of the Index Group on any applicable Trading Day.

“Initial Index Price” shall mean $71.5110, which is the average of Index Prices for the 10 consecutive Trading Days ending on October 15, 2014.

“Trading Day” means any day on which the New York Stock Exchange is open for trading; provided that, a Trading Day only includes those days that have a scheduled closing time of 4:00 p.m. (New York City time).

(f) by FHNC, if TrustAtlantic has breached or is in breach of any representation, warranty, covenant or agreement on the part of TrustAtlantic contained in this Agreement in any respect, which breach would, individually or together with all such other then uncured breaches by TrustAtlantic, constitute grounds for the conditions set forth in Section 7.2(a) not to be satisfied on the Closing Date and such breach is not cured prior to the earlier of (i) the End Date and (ii) the thirtieth day after written notice thereof to TrustAtlantic or by its nature or timing cannot be cured within such time period;

(g) by FHNC, if TrustAtlantic has (i) failed to make the TrustAtlantic Board Recommendation or has withdrawn, modified or qualified, or proposed or resolved to withdraw, modify or qualify, such recommendation in a manner adverse to FHNC, (ii) failed to reaffirm (publicly, if so requested by FHNC) the TrustAtlantic Board Recommendation within ten Business Days after the date any Acquisition Proposal (or material modification thereto) is first publicly disclosed, (iii) failed to comply with its obligations under Section 5.5(b), 5.5(c) or 5.6 or (iv) approved, recommended or endorsed (or in the case of a tender or exchange offer, failed to promptly recommend rejection of), or proposed or resolved to recommend or endorse (or in the case of a tender or exchange offer, failed to promptly recommend rejection of), an Alternative Transaction or Acquisition Proposal involving TrustAtlantic; or

(h) (i) by FHNC, if the TrustAtlantic shareholders shall not have approved the Merger at the TrustAtlantic Shareholders’ Meeting, (ii) by FHNC or TrustAtlantic, if the TrustAtlantic shareholders shall not have approved the Merger at the TrustAtlantic Shareholders’ Meeting and a No-Match Event shall have occurred and (iii) by FHNC or TrustAtlantic, if the TrustAtlantic shareholders shall not have approved the Merger at the Second TrustAtlantic Shareholders’ Meeting.

6.2 Effect of Termination. In the event of termination of this Agreement by either FHNC or TrustAtlantic as provided in Section 6.1 or the abandonment of the Merger without breach by any party hereto, this Agreement (other than any section which by its terms relates to post- termination rights or obligations) shall become void and have no effect, without any liability on the part of any party or its directors, officers or shareholders. Notwithstanding the termination of this Agreement (whether pursuant to this Article 6 or any other provision of this Agreement): (a) each of the parties hereto shall remain liable for a willful breach of this Agreement and (b) the provisions of Section 6.2 (Effect of Termination), Section 6.3 (Termination Fee), and Section 8 (Miscellaneous) shall survive any termination of this Agreement.

6.3 Termination Fee. To compensate FHNC for entering into this Agreement, taking actions to consummate the transactions contemplated hereunder and incurring the costs and expenses related thereto and other losses and expenses, including foregoing the pursuit of other opportunities by FHNC, TrustAtlantic and FHNC agree as follows:

(a) In the event that (i) an Acquisition Proposal shall have been communicated to or otherwise made known to the shareholders, senior management or board of directors of TrustAtlantic, or any Person shall have publicly announced an intention (whether or not conditional) to make an Acquisition Proposal involving TrustAtlantic after the date of this Agreement, (ii) thereafter this Agreement is terminated by FHNC or TrustAtlantic pursuant to Section 6.1(f), Section 6.1(g), or Section 6.1(h) and (iii) prior to the date that is 12 months after the date of such termination TrustAtlantic enters into any letter of intent, agreement in principle, acquisition agreement or other similar agreement related to an Alternative Transaction or consummates an Alternative Transaction, then TrustAtlantic shall on the earlier of (x) the date any such letter with respect to an Alternative Transaction is executed or agreement is entered into, (y) an Alternative Transaction is consummated, or (z) upon termination of this Agreement pursuant to Section 6.1(g)(ii), as applicable, pay FHNC a fee equal to $3,250,000 (the “Termination Fee”) by wire transfer of immediately available funds.

(b) TrustAtlantic acknowledges that the agreements contained in this Section 6.3 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, FHNC would not enter into this Agreement; accordingly, if TrustAtlantic fails promptly to pay the amount due pursuant to this Section 6.3, and, in order to obtain such payment, FHNC commences a suit which results in a judgment against TrustAtlantic for the fee set forth in this Section 6.3, TrustAtlantic shall pay to FHNC its costs and expenses (including attorneys’ fees and expenses) in connection with such suit, together with interest on the amount of the fee at a rate per annum equal to the prime rate published in The Wall Street Journal on the date that such payment was required to be made plus 300 basis points.

ARTICLE 7
CONDITIONS TO OBLIGATIONS TO CLOSE

7.1 Conditions Applicable to all Parties. The obligations of the parties under this Agreement to consummate the transactions contemplated hereby are subject to the satisfaction, at or prior to the Closing Date of the following conditions:

(a) FHNC shall have received the approval, or waiver of approval, of the transactions contemplated by this Agreement from all necessary governmental agencies and authorities whose approval must be received in order to consummate the Merger, which approvals shall not impose any materially detrimental restrictions on the operations of FHNC or the Surviving Entity or which materially and adversely impact the value of the Merger, taken as whole, to FHNC, and such approvals and the transactions contemplated hereby shall not have been contested by any federal or state governmental authority or any third party by formal proceeding, and any statutory waiting periods shall have expired;

(b) The holders of TrustAtlantic Common Stock shall have approved this Agreement and the transactions contemplated by this Agreement;

(c) The shares of the FHNC Common Stock to be issued as Merger Consideration shall have been authorized for listing on the New York Stock Exchange, subject to official notice of issuance; and

(d) The Form S-4 shall have become effective under the Securities Act and shall not be the subject of any stop order suspending the effectiveness of the Form S-4 nor shall proceedings for that purpose have been threatened.

7.2 FHNC Conditions. The obligations of FHNC and Merger Sub under this Agreement to consummate the transactions contemplated hereby are subject to the satisfaction, at or prior to the Closing Date of the following conditions:

(a) The representations and warranties made by TrustAtlantic in this Agreement must have been true in all material respects when made and shall be true in all material respects as of the Closing Date with the same force and effect as if such representations and warranties were made at and as of the Closing Date, and TrustAtlantic shall have performed or complied in all material respects with all covenants and conditions required by this Agreement to be performed and complied with prior to or at the Closing and FHNC shall have been furnished with a certificate, executed by an appropriate representative of TrustAtlantic and dated as of the Closing Date, to the foregoing effect;

(b) FHNC shall have received a certificate of the secretary of TrustAtlantic, certifying as to the approval of this Agreement and the Merger by the Board of Directors of TrustAtlantic and the approval of the shareholders of TrustAtlantic as required by Applicable Law;

(c) FHNC shall have received an opinion from Baker Donelson Bearman Caldwell & Berkowitz, PC dated the Closing Date, to the effect that, on the basis of the facts, representations and assumptions set forth or referred to in such opinion, the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code;

(d) The consolidated equity of TrustAtlantic as set forth on the Closing Date Balance Sheet, excluding the impact of any goodwill impairment, minus any unrealized gains, or plus any unrealized losses (as the case may be) in TrustAtlantic’s securities portfolio due to mark-to-market adjustments and after taking into account the TrustAtlantic Closing Expenses shall not be less than $50 million as determined in accordance with GAAP; and

(e) No more than 10% of the total outstanding shares of TrustAtlantic Common Stock shall be Dissenting Shares.

7.3 TrustAtlantic Conditions. The obligations of TrustAtlantic under this Agreement to consummate the transactions contemplated hereby are subject to the satisfaction, at or prior to the Closing Date of the following conditions:

(a) The representations and warranties made by FHNC in this Agreement must have been true in all material respects when made and shall be true in all material respects as of the Closing Date with the same force and effect as if such representations and warranties were made at and as of the Closing Date, and FHNC shall have performed and complied in all material respects with all covenants and conditions required by this Agreement to be performed or complied with by FHNC prior to or at the Closing and TrustAtlantic shall be furnished with a certificate, executed by appropriate representatives of FHNC and dated as of the Closing Date, to the foregoing effect;

(b) TrustAtlantic shall have received an opinion from Wyrick Robbins Yates & Ponton LLP, counsel to TrustAtlantic, dated the Closing Date, to the effect that, on the basis of the facts, representations and assumptions set forth or referred to in such opinion, the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering its opinion, Wyrick Robbins Yates & Ponton LLP may request and rely upon representations as to certain factual matters contained in letters from TrustAtlantic, FHNC, Merger Sub, and First Tennessee Bank that are reasonable and customary in providing such opinions; and

(c) The Board of Directors of TrustAtlantic shall have received an opinion from FIG Partners, LLC, financial adviser to TrustAtlantic, dated on or prior to the date of this Agreement, confirming the fairness of the Merger Consideration, from a financial standpoint, to the TrustAtlantic shareholders.

ARTICLE 8
MISCELLANEOUS

8.1 Confidentiality; Publicity. The terms and conditions of the Confidentiality Agreement are hereby incorporated by reference and shall be deemed to be a part of and in addition to this Agreement, except as modified by the express terms hereof. Except as otherwise contemplated by this Agreement or as required by Applicable Law, the rules of the New York Stock Exchange, or in connection with the regulatory application process, as long as this Agreement is in effect, neither FHNC nor TrustAtlantic shall, nor shall they permit any of their officers, directors or representatives to, issue or cause the publication of any press release or public announcement with respect to, or otherwise make any public announcement concerning, the transactions contemplated by this Agreement without the consent of the other party, which consent shall not be unreasonably withheld or delayed. The parties hereto shall consult in good faith with each other as to the form and substance of any press releases or other public announcements related to the transactions contemplated hereby. Without limitation of the foregoing, the parties hereby acknowledge that FHNC may elect to, or may be required to, announce the execution of this Agreement on a Form 8-K to be filed with the SEC, and, if required in the opinion of counsel to FHNC, which may be inside counsel, shall attach a copy of this Agreement as an exhibit to the Form 8-K or to a later period report.

8.2 Non-Survival of Representations and Warranties. The representations, warranties, covenants and agreements of FHNC and TrustAtlantic contained in this Agreement shall terminate at the Closing.

8.3 Amendments. This Agreement may be amended only by a written instrument signed by FHNC, Merger Sub, and TrustAtlantic at any time prior to the Effective Time with respect to any of the terms contained herein.

8.4 Expenses. If the transactions provided for herein are not consummated, each party to this Agreement will pay its respective expenses incurred in connection with the preparation and performance of its obligations under this Agreement; and, similarly, each party agrees to indemnify the other parties against any cost, expense or liability (including reasonable attorneys’ fees) in respect of any claim made by any party for a broker’s or finder’s fee in connection with this transaction other than one based on communications between the party and the claimant seeking indemnification.

8.5 Notices. Except as explicitly provided herein, any notice given hereunder shall be in writing and shall be delivered in person or mailed by first class mail, postage prepaid or sent by courier, overnight delivery, or personal delivery to the parties at the following addresses unless by such notice a different address shall have been designated:

If to FHNC:
First Horizon National Corporation
165 Madison Avenue
Memphis, Tennessee 38103
Attention: William C. Losch, Chief Financial Officer
Phone: 901-523-4444

With a copy to:

Baker, Donelson, Bearman, Caldwell & Berkowitz, PC
165 Madison Avenue, Suite 2000
Memphis, Tennessee 38103
Attention: Jackie G. Prester
Phone: 901-577-8114

and

First Horizon National Corporation
165 Madison Avenue
Memphis, Tennessee 38103
Attention: Charles T. Tuggle, Jr.,
General Counsel
Phone: 901-523-4444

If to TrustAtlantic:

TrustAtlantic Financial Corporation
4801 Glenwood Avenue
Raleigh, North Carolina 27612
Attention: James A. Beck, President and Chief Executive Officer
Phone: 919-844-1699
Email: jbeck@trustatlantic.com

With a copy to:

Wyrick Robbins Yates & Ponton LLP
4101 Lake Boone Trail, Suite 300
Raleigh, North Carolina 27607
Attention: Todd H. Eveson
Phone: 919-781-4000
Email: teveson@wyrick.com

All notices sent by mail as provided above shall be deemed delivered upon receipt. Any party to this Agreement may change its address for the giving of notice specified above by giving notice as herein provided.

8.6 Controlling Law; Exclusive Jurisdiction. All questions concerning the validity, operation and interpretation of this Agreement and the performance of the obligations imposed upon the parties hereunder shall be governed by the laws of the State of Tennessee and, to the extent applicable, by the laws of the United States of America. Each party agrees that it will bring any action or proceeding in respect of any claim arising out of or related to this Agreement or the transactions contemplated hereby exclusively in any state court sitting in Shelby County or any federal court in the Western District of Tennessee (the “Tennessee Courts”), and, solely in connection with claims arising under this Agreement or the Merger that are the subject of this Agreement, (i) irrevocably submits to the exclusive jurisdiction of the Tennessee Courts, (ii) waives any objection to laying venue in any such action or proceeding in the Tennessee Courts, (iii) waives any objection that the Tennessee Courts are an inconvenient forum or do not have jurisdiction over any party and (iv) agrees that service of process upon such party in any such action or proceeding will be effective if notice is given in accordance with Section 8.5.

8.7 WAIVER OF TRIAL BY JURY. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE EXTENT PERMITTED BY LAW AT THE TIME OF INSTITUTION OF THE APPLICABLE LITIGATION, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT: (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER; (II) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER; (III) EACH PARTY MAKES THIS WAIVER VOLUNTARILY; AND (IV) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.

8.8 Headings. The headings and titles to the sections of this Agreement are inserted for convenience only and shall not be deemed a part hereof or affect the construction or interpretation of any provision hereof.

8.9 Modifications or Waiver. No termination, cancellation, modification, amendment, deletion, addition or other change in this Agreement, or any provision hereof, or waiver of any right or remedy herein provided, shall be effective for any purpose unless specifically set forth in a writing signed by the party or parties to be bound thereby. The waiver of any right or remedy in respect to any occurrence or event on one occasion shall not be deemed a waiver of such right or remedy in respect to such occurrence or event on any other occasion.

8.10 Severability. Any provision hereof prohibited by or unlawful or unenforceable under any Applicable Law of any jurisdiction shall as to such jurisdiction be ineffective, without affecting any other provision of this Agreement, or shall be deemed to be severed or modified to conform with such law, and the remaining provisions of this Agreement shall remain in force, provided that the purpose of the Agreement can be effected. To the fullest extent, however, that the provisions of such Applicable Law may be waived, they are hereby waived, to the end that this Agreement be deemed to be a valid and binding agreement enforceable in accordance with its terms.

8.11 Assignment. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns, but shall not be assigned by any party without the prior written consent of the other parties; provided that that each of FHNC and Merger Sub may assign any of its respective rights under this Agreement to a direct or indirect wholly owned Subsidiary of FHNC in connection with Section 8.18.

8.12 Entire Agreement. This Agreement (including the Disclosure Schedule and the FHNC Disclosure Schedule, other Schedules and other documents and the instruments referred to herein), the Voting Agreements and the Confidentiality Agreement constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

8.13 Counterparts. This Agreement may be executed in multiple counterparts, each of which shall be deemed an original and all of which shall be deemed to constitute one and the same instrument. The exchange of a fully executed Agreement (in counterparts or otherwise) by electronic transmission in.PDF format or by facsimile shall be sufficient to bind the parties to the terms and conditions of this Agreement.

8.14 Binding on Successors. Except as otherwise provided herein, this Agreement shall be binding upon, and shall inure to the benefit of, the parties and their respective heirs, executors, trustees, administrators, guardians, successors and assigns.

8.15 Disclosures. Any disclosure made in any document delivered pursuant to this Agreement or referred to or described in writing in any section of this Agreement or any schedule attached hereto shall be deemed to be disclosure for purposes of any section herein or schedule hereto.

8.16 No Third Party Beneficiaries. Except as otherwise specifically provided in Section 5.11, this Agreement (including the documents and instruments referred to herein) is not intended to confer upon any Person other than the parties hereto any rights or remedies hereunder.

8.17 Successor Laws. Any reference contained in this Agreement to specific statutory or regulatory provisions or to any specific governmental authority or agency shall include any successor statute or regulation, or successor governmental authority or agency, as the case may be.

8.18 Alternative Structure. Notwithstanding anything to the contrary contained in this Agreement, before the Effective Time, FHNC may revise the structure of the Merger or otherwise revise the method of effecting the Merger and related transactions; provided, that (a) such revision does not alter or change the kind or amount of the Merger Consideration, (b) such revision does not adversely affect the Tax treatment of the Merger to the shareholders of TrustAtlantic, (c) such revised structure or method is reasonably capable of consummation without significant delay in relation to the structure contemplated herein and (d) such revision does not otherwise cause any of the conditions set forth in Article 7 not to be capable of being fulfilled unless duly waived by the party entitled to the benefits thereof.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first above written.

FIRST HORIZON NATIONAL CORPORATION

By:	/s/ Brian M. Mellone Brian M. Mellone Senior Vice President, Director of Corporate Development & Strategy

FIRST HORIZON MERGER SUB, LLC

By:	/s/ Brian M. Mellone Brian M. Mellone Chief Operating Officer

TRUSTATLANTIC FINANCIAL CORPORATION

By:	/s/ James A. Beck James A. Beck President & CEO

AMENDMENT AND WAIVER TO AGREEMENT AND PLAN OF MERGER

This Amendment and Waiver to Agreement and Plan of Merger (this “Amendment and Waiver”) is entered into as of December 16, 2014 by and among FIRST HORIZON NATIONAL CORPORATION, a Tennessee corporation (“FHNC”), First Horizon Merger Sub, LLC, a Tennessee limited liability company (“Merger Sub”), and TRUSTATLANTIC FINANCIAL CORPORATION, a North Carolina corporation (“TrustAtlantic”).

RECITALS

WHEREAS, as of October 21, 2014, FHNC, Merger Sub, and TrustAtlantic entered into that certain Agreement and Plan of Merger (the “Merger Agreement”), in which the parties agreed to enter into a business combination transaction whereby TrustAtlantic would be merged with and into Merger Sub at the Effective Time (as defined in the Merger Agreement);

WHEREAS, TrustAtlantic represented in the Merger Agreement that no event has occurred or circumstance arisen that, individually or in the aggregate, has had or could reasonably be expected to have a Material Adverse Effect (as defined in the Merger Agreement) on TrustAtlantic;

WHEREAS, subsequent to the date of the Merger Agreement, four commercial loan officers and certain other employees of TrustAtlantic resigned from TrustAtlantic Bank (collectively, the “Departures”);

WHEREAS, FHNC has notified TrustAtlantic of its belief that the Departures could be a Material Adverse Effect and thus result in a breach of the Merger Agreement by TrustAtlantic (the “Specified Breach”) giving FHNC the right to terminate the Merger Agreement; and

WHEREAS, FHNC and Merger Sub have agreed to waive any rights they may have pursuant to the Merger Agreement arising from the Departures that may cause the Specified Breach in consideration of TrustAtlantic agreeing to modify the Exchange Ratio (as defined in the Merger Agreement) and certain other provisions of the Merger Agreement as set forth in this Amendment and Waiver.

NOW, THEREFORE, in consideration of the premises and the respective representations, warranties, covenants and agreements contained herein and in the Merger Agreement, the parties agree as follows:

1.	All capitalized terms not otherwise defined herein have the meaning given such terms in the Merger Agreement.
2.

 FHNC and Merger Sub hereby waive the Specified Breach that has arisen or may arise from the occurrence of the Departures and any right to terminate the Merger Agreement that FHNC and Merger Sub may have, or may have otherwise had in the future, as a result of the Departures and any event(s) resulting directly or indirectly therefrom. Nothing contained herein shall be deemed a waiver by FHNC and Merger Sub of any other breach of the Merger Agreement by TrustAtlantic, including any breach arising from a Material Adverse Effect on TrustAtlantic caused by any event other than the Departures. Neither FHNC nor Merger Sub shall have any obligation to grant any future waivers with respect to the Merger Agreement.

3.	Section 1.1(o) of the Merger Agreement is hereby deleted and restated in its entirety as follows:

 (o) “Exchange Ratio” means 1.3261, which is the ratio used to determine the number of shares of FHNC Common Stock into which each share of TrustAtlantic Common Stock would be converted pursuant to Section 2.7(c) absent a Cash Consideration election or payment, subject to adjustment in accordance with Section 2.7(g) and Section 6.1(e) of this Agreement.

4.	The definition of the term “FHNC Starting Price” set forth in Section 6.1(e) of the Merger Agreement is hereby deleted and restated in its entirety as follows:

“FHNC Starting Price” shall mean $12.8225, which is the volume weighted average price per share of the FHNC Common Stock over the 10 consecutive Trading Days ending on December 1, 2014, as calculated by Bloomberg Financial LP under the function “VWAP”.

5.	The definition of the term “Initial Index Price” set forth in Section 6.1(e) of the Merger Agreement is hereby deleted and restated in its entirety as follows:
“Initial Index Price” shall mean $77.7420, which is the average of Index Prices for the 10 consecutive Trading Days ending on December 1, 2014.
6.	This Amendment and Waiver is binding upon and shall inure to the benefit of the parties, their successors and assigns.
7.	This Amendment and Waiver may be executed in two or more counterparts, each of which shall be deemed an original.
8.	This Amendment and Waiver shall be governed by and construed in accordance with the laws of the State of Tennessee, without respect to its conflicts of law principles.
9.	Except to the extent amended hereby, the Merger Agreement shall remain in full force and effect.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, each of the parties has caused this Amendment and Waiver to be signed and delivered as of the date first written above.

FIRST HORIZON NATIONAL CORPORATION

By:	/s/ Brian M. Mellone Brian M. Mellone Senior Vice President, Director of Corporate Development & Strategy

FIRST HORIZON MERGER SUB, LLC

By:	/s/ Brian M. Mellone Brian M. Mellone Chief Operating Officer

TRUSTATLANTIC FINANCIAL CORPORATION

By:	/s/ James A. Beck James A. Beck President & CEO

ANNEX B

October 21, 2014

TrustAtlantic Financial Corporation
4801 Glenwood Avenue
Suite 500
Raleigh, NC 27612

Members of the Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, of the Merger Consideration (defined below) in connection with the proposed merger (the “Merger”) between TrustAtlantic Financial Corporation (“TrustAtlantic”) and First Horizon National Corporation (“First Horizon”) subject to the terms and conditions of the Agreement and Plan of Merger dated October 21, 2014 (the “Agreement”).

Pursuant to the Agreement, each share of TrustAtlantic common stock issued and outstanding immediately prior to the Effective Time shall be converted into either the right to receive either the Stock Consideration or the Cash Consideration. The “Stock Consideration” is equal to 1.4240 shares of First Horizon common stock (the “Exchange Ratio”). The “Cash Consideration” is defined as an amount of cash equal to the value of the Stock Consideration at closing based on the FHNC Closing Price. The value of outstanding warrants to purchase TrustAtlantic common stock immediately prior to the Effective Time will also be exchanged for either the Stock Consideration or the Cash Consideration. Collectively the Stock Consideration and the Cash Consideration constitute the “Merger Consideration”. Options to purchase TrustAtlantic common stock will be converted into options to purchase First Horizon common stock using the Exchange Ratio. The terms of the Merger are set forth more fully in the Agreement.

FIG Partners, LLC (“FIG”), as part of its investment banking business, is routinely engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive bidding, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. As specialists in the securities of banking companies, we have experience and knowledge of, the valuation of banking institutions. This opinion has been reviewed by FIG’s compliance officer consistent with internal policy. FIG has been engaged by TrustAtlantic during the prior two years and we have received compensation for services provided.

We were retained exclusively by TrustAtlantic to act as its financial advisor in connection with the Merger and in rendering this opinion. We will receive compensation from TrustAtlantic in connection with our services and TrustAtlantic has agreed to indemnify us for certain liabilities arising out of our engagement.

During the course of our engagement and for the purposes of the opinion set forth herein, we have:

(i)	reviewed the Agreement and terms of the Merger;

(ii)

reviewed certain historical publicly available business and financial information concerning TrustAtlantic and First Horizon including, among other things, quarterly reports filed by the parties with the Federal Deposit Insurance Corporation and the Federal Reserve;

(iii)	reviewed certain documents filed with the Securities and Exchange Commission by First Horizon;

(iv)	reviewed recent trading activity and the market for First Horizon common stock;

(v)	reviewed the audited financial statements for TrustAtlantic for the years 2012 and 2013;

(vi)	reviewed certain internal financial statements and other financial and operating data concerning TrustAtlantic;

(vii)	analyzed certain financial projections prepared by the management of TrustAtlantic;

(viii)

held discussions with members of the senior management of TrustAtlantic and First Horizon for the purpose of reviewing the future prospects of TrustAtlantic and First Horizon, including the respective businesses, earnings, assets, liabilities and the amount and timing of cost savings (the “Synergies”) expected to be achieved as a result of the Merger;

(ix)	reviewed the terms of recent merger and acquisition transactions, to the extent publicly available, involving banks and bank holding companies that we considered relevant; and

(x)	performed such other analyses and considered such other factors as we deemed appropriate.

We also took into account our assessment of general economic, market and financial conditions and our experience in other transactions as well as our knowledge of the banking industry and our general experience in securities valuation.

In rendering this opinion, we have assumed and relied on, without independent verification, the accuracy and completeness of the financial and other information and representations contained in the materials provided to us by TrustAtlantic and First Horizon. In that regard, we have assumed that the financial forecasts, including, without limitation, the Synergies and projections have been reasonably prepared on a basis reflecting the best currently-available information and judgments and estimates of TrustAtlantic and First Horizon, and that such forecasts will be realized in the amounts and at the times contemplated thereby. We are not experts in the evaluation of loan and lease portfolios for purposes of assessing the adequacy of the allowances for losses with respect thereto and have assumed that such allowances for TrustAtlantic and First Horizon are in the aggregate adequate to cover such losses. We were not retained to and did not conduct a physical inspection of any of the properties or facilities of TrustAtlantic and First Horizon. In addition, we have not reviewed individual credit files nor have we made an independent evaluation or appraisal of the assets and liabilities of TrustAtlantic and First Horizon or any of their respective subsidiaries and we were not furnished with any such evaluations or appraisals.

We have assumed that the Merger will be consummated substantially in accordance with the terms set forth in the Agreement. We have further assumed that the Merger will be accounted for as a purchase under generally accepted accounting principles. We have assumed that the merger is, and will be, in compliance with all laws and regulations that are applicable to TrustAtlantic and First Horizon. In rendering this opinion, we have been advised by TrustAtlantic and First Horizon and we have assumed that there are no factors that would impede any necessary regulatory or governmental approval of the Merger.

The opinion is based solely upon the information available to us and the economic, market and other circumstances, as they exist as of the date hereof. Events occurring and information that becomes available after the date hereof could materially affect the assumptions and analyses used in preparing this opinion. We have not undertaken to reaffirm or revise this opinion or otherwise comment upon any events occurring or information that becomes available after the date hereof, except as otherwise agreed in our engagement letter.

This letter is addressed to the Board of Directors of TrustAtlantic and is not to be used, circulated, quoted or otherwise referred to for any other purpose; provided, however, that we hereby consent to the inclusion and reference to this letter in any proxy statement, information statement or tender offer document to be delivered to the holders of TrustAtlantic common stock in connection with the Merger if and only if this letter is quoted in full or attached as an exhibit to such document and this letter has not been withdrawn prior to the date of such document.

Subject to the foregoing and based on our experience as investment bankers, our activities and assumptions as described above, and other factors we have deemed relevant, we are of the opinion as of the date hereof that the Merger Consideration is fair, from a financial point of view, to the shareholders of TrustAtlantic.

Sincerely,

FIG PARTNERS, LLC

December 15, 2014

TrustAtlantic Financial Corporation
4801 Glenwood Avenue
Suite 500
Raleigh, NC 27612

Members of the Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, of the Merger Consideration (defined below) in connection with the proposed merger (the “Merger”) between TrustAtlantic Financial Corporation (“TrustAtlantic”) and First Horizon National Corporation (“First Horizon”) subject to the terms and conditions of the Agreement and Plan of Merger as amended on
December 15, 2014 (the “Agreement”). This letter replaces our fairness opinion dated October 21, 2014.

Pursuant to the Agreement, each share of TrustAtlantic common stock issued and outstanding immediately prior to the Effective Time shall be converted into either the right to receive either the Stock Consideration or the Cash Consideration. The “Stock Consideration” is equal to 1.3261 shares of First Horizon common stock (the “Exchange Ratio”). The “Cash Consideration” is defined as an amount of cash equal to the value of the Stock Consideration at closing based on the FHNC Closing Price. The value of outstanding warrants to purchase TrustAtlantic common stock immediately prior to the Effective Time will also be exchanged for either the Stock Consideration or the Cash Consideration. Collectively the Stock Consideration and the Cash Consideration constitute the “Merger Consideration”. Options to purchase TrustAtlantic common stock will be converted into options to purchase First Horizon common stock using the Exchange Ratio. The terms of the Merger are set forth more fully in the Agreement.

FIG Partners, LLC (“FIG”), as part of its investment banking business, is routinely engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive bidding, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. As specialists in the securities of banking companies, we have experience and knowledge of, the valuation of banking institutions. This opinion has been reviewed by FIG’s compliance officer consistent with internal policy. FIG has been engaged by TrustAtlantic during the prior two years and we have received compensation for services provided.

We were retained exclusively by TrustAtlantic to act as its financial advisor in connection with the Merger and in rendering this opinion. We will receive compensation from TrustAtlantic in connection with our services and TrustAtlantic has agreed to indemnify us for certain liabilities arising out of our engagement.

During the course of our engagement and for the purposes of the opinion set forth herein, we have:

(i)	reviewed the Agreement and terms of the Merger;

(ii)

reviewed certain historical publicly available business and financial information concerning TrustAtlantic and First Horizon including, among other things, quarterly reports filed by the parties with the Federal Deposit Insurance Corporation and the Federal Reserve;

(iii)	reviewed certain documents filed with the Securities and Exchange Commission by First Horizon;

(iv)	reviewed recent trading activity and the market for First Horizon common stock;

(v)	reviewed the audited financial statements for TrustAtlantic for the years 2012 and 2013;

(vi)	reviewed certain internal financial statements and other financial and operating data concerning TrustAtlantic;

(vii)	analyzed certain financial projections prepared by the management of TrustAtlantic;

(viii)

held discussions with members of the senior management of TrustAtlantic and First Horizon for the purpose of reviewing the future prospects of TrustAtlantic and First Horizon, including the respective businesses, earnings, assets, liabilities and the amount and timing of cost savings (the “Synergies”) expected to be achieved as a result of the Merger;

(ix)	reviewed the terms of recent merger and acquisition transactions, to the extent publicly available, involving banks and bank holding companies that we considered relevant; and

(x)	performed such other analyses and considered such other factors as we deemed appropriate.

We also took into account our assessment of general economic, market and financial conditions and our experience in other transactions as well as our knowledge of the banking industry and our general experience in securities valuation.

In rendering this opinion, we have assumed and relied on, without independent verification, the accuracy and completeness of the financial and other information and representations contained in the materials provided to us by TrustAtlantic and First Horizon. In that regard, we have assumed that the financial forecasts, including, without limitation, the Synergies and projections have been reasonably prepared on a basis reflecting the best currently-available information and judgments and estimates of TrustAtlantic and First Horizon, and that such forecasts will be realized in the amounts and at the times contemplated thereby. We are not experts in the evaluation of loan and lease portfolios for purposes of assessing the adequacy of the allowances for losses with respect thereto and have assumed that such allowances for TrustAtlantic and First Horizon are in the aggregate adequate to cover such losses. We were not retained to and did not conduct a physical inspection of any of the properties or facilities of TrustAtlantic and First Horizon. In addition, we have not reviewed individual credit files nor have we made an independent evaluation or appraisal of the assets and liabilities of TrustAtlantic and First Horizon or any of their respective subsidiaries and we were not furnished with any such evaluations or appraisals.

We have assumed that the Merger will be consummated substantially in accordance with the terms set forth in the Agreement. We have further assumed that the Merger will be accounted for as a purchase under generally accepted accounting principles. We have assumed that the merger is, and will be, in compliance with all laws and regulations that are applicable to TrustAtlantic and First Horizon. In rendering this opinion, we have been advised by TrustAtlantic and First Horizon and we have assumed that there are no factors that would impede any necessary regulatory or governmental approval of the Merger.

The opinion is based solely upon the information available to us and the economic, market and other circumstances, as they exist as of the date hereof. Events occurring and information that becomes available after the date hereof could materially affect the assumptions and analyses used in preparing this opinion. We have not undertaken to reaffirm or revise this opinion or otherwise comment upon any events occurring or information that becomes available after the date hereof, except as otherwise agreed in our engagement letter.

This letter is addressed to the Board of Directors of TrustAtlantic and is not to be used, circulated, quoted or otherwise referred to for any other purpose; provided, however, that we hereby consent to the inclusion and reference to this letter in any proxy statement, information statement or tender offer document to be delivered to the holders of TrustAtlantic common stock in connection with the Merger if and only if this letter is quoted in full or attached as an exhibit to such document and this letter has not been withdrawn prior to the date of such document.

Subject to the foregoing and based on our experience as investment bankers, our activities and assumptions as described above, and other factors we have deemed relevant, we are of the opinion as of the date hereof that the Merger Consideration is fair, from a financial point of view, to the shareholders of TrustAtlantic.

Sincerely,

FIG PARTNERS, LLC

ANNEX C

Article 13.

Appraisal Rights.

Part 1. Right to Appraisal and Payment for Shares.

§ 55-13-01. Definitions.

In this Article, the following definitions apply:

(1) Affiliate.—A person that directly, or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with another person or is a senior executive thereof. For purposes of G.S. 55-13-01(7), a person is deemed to be an affiliate of its senior executives.

(2) Beneficial shareholder.—A person who is the beneficial owner of shares held in a voting trust or by a nominee on the beneficial owner’s behalf.

(3) Corporation.—The issuer of the shares held by a shareholder demanding appraisal and, for matters covered in G.S. 55-13-22 through G.S. 55-13-31, the term includes the surviving entity in a merger.

(4) Expenses.—Reasonable expenses of every kind that are incurred in connection with a matter, including counsel fees.

(5) Fair value.—The value of the corporation’s shares (i) immediately before the effectuation of the corporate action as to which the shareholder asserts appraisal rights, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable, (ii) using customary and current valuation concepts and techniques generally employed for similar business in the context of the transaction requiring appraisal, and (iii) without discounting for lack of marketability or minority status except, if appropriate, for amendments to the articles pursuant to G.S. 55-13- 02(a)(5).

(6) Interest.—Interest from the effective date of the corporate action until the date of payment, at the rate of interest on judgments in this State on the effective date of the corporate action.

(7) Interested transaction.—A corporate action described in G.S. 55-13-02(a), other than a merger pursuant to G.S. 55-11-04, involving an interested person and in which any of the shares or assets of the corporation are being acquired or converted. As used in this definition, the following definitions apply:

a. Interested person.—A person, or an affiliate of a person, who at any time during the one-year period immediately preceding approval by the board of directors of the corporate action met any of the following conditions:

1. Was the beneficial owner of twenty percent (20%) or more of the voting power of the corporation, other than as owner of excluded shares.

2. Had the power, contractually or otherwise, other than as owner of excluded shares, to cause the appointment or election of twenty-five percent (25%) or more of the directors to the board of directors of the corporation.

3. Was a senior executive or director of the corporation or a senior executive of any affiliate thereof, and that senior executive or director will receive, as a result of the corporate action, a financial benefit not generally available to other shareholders as such, other than any of the following:

I. Employment, consulting, retirement, or similar benefits established separately and not as part of or in contemplation of the corporate action.

II. Employment, consulting, retirement, or similar benefits established in contemplation of, or as part of, the corporate action that are not more favorable than those existing before the corporate action or, if more favorable, that have been approved on behalf of the corporation in the same manner as is provided in G.S. 55-8-31(a)(1) and (c).

III. In the case of a director of the corporation who will, in the corporate action, become a director of the acquiring entity, or one of its affiliates, rights and benefits as a director that are provided on the same basis as those afforded by the acquiring entity generally to other directors of the acquiring entity or such affiliate of the acquiring entity.

b. Beneficial owner.—Any person who, directly or indirectly, through any contract, arrangement, or understanding, other than a revocable proxy, has or shares the power to vote, or to direct the voting of, shares. If a member of a national securities exchange is precluded by the rules of the exchange from voting without instruction on contested matters or matters that may affect substantially the rights or privileges of the holders of the securities to be voted, then that member of a national securities exchange shall not be deemed a “beneficial owner” of any securities held directly or indirectly by the member on behalf of another person solely because the member is the record holder of the securities. When two or more persons agree to act together for the purpose of voting their shares of the corporation, each member of the group formed thereby is deemed to have acquired beneficial ownership, as of the date of the agreement, of all voting shares of the corporation beneficially owned by any member of the group.

c. Excluded shares.—Shares acquired pursuant to an offer for all shares having voting power if the offer was made within one year prior to the corporate action for consideration of the same kind and of a value equal to or less than that paid in connection with the corporate action.

(8) Preferred shares.—A class or series of shares the holders of which have preference over any other class or series with respect to distributions.

(9) Record shareholder.—The person in whose name shares are registered in the records of the corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with the corporation.

(10) Senior executive.—The chief executive officer, chief operating officer, chief financial officer, or anyone in charge of a principal business unit or function.

(11) Shareholder.—Both a record shareholder and a beneficial shareholder. (1925, c. 77, s. 1; 1943, c. 270; G.S., s. 55-167; 1955, c. 1371, s. 1; 1969, c. 751, s. 39; 1973, c. 469, ss. 36, 37; 1989, c. 265, s. 1; 2011-347, s. 1.)

§ 55-13-02. Right to appraisal.

(a) In addition to any rights granted under Article 9, a shareholder is entitled to appraisal rights and to obtain payment of the fair value of that shareholder’s shares, in the event of any of the following corporate actions:

(1) Consummation of a merger to which the corporation is a party if either (i) shareholder approval is required for the merger by G.S. 55-11-03 and the shareholder is entitled to vote on the merger, except that appraisal rights shall not be available to any shareholder of the corporation with respect to shares of any class or series that remain outstanding after consummation of the merger or (ii) the corporation is a subsidiary and the merger is governed by G.S. 55-11-04.

(2) Consummation of a share exchange to which the corporation is a party as the corporation whose shares will be acquired if the shareholder is entitled to vote on the exchange, except that appraisal rights shall not be available to any shareholder of the corporation with respect to any class or series of shares of the corporation that is not exchanged.

(3) Consummation of a disposition of assets pursuant to G.S. 55-12-02 if the shareholder is entitled to vote on the disposition.

(4) An amendment of the articles of incorporation (i) with respect to a class or series of shares that reduces the number of shares of a class or series owned by the shareholder to a fraction of a share if the corporation has an obligation or right to repurchase the fractional share so created or (ii) changes the corporation into a nonprofit corporation or cooperative organization.

(5) Any other amendment to the articles of incorporation, merger, share exchange, or disposition of assets to the extent provided by the articles of incorporation, bylaws, or a resolution of the board of directors.

(6) Consummation of a conversion to a foreign corporation pursuant to Part 2 of Article 11A of this Chapter if the shareholder does not receive shares in the foreign corporation resulting from the conversion that (i) have terms as favorable to the shareholder in all material respects and (ii) represent at least the same percentage interest of the total voting rights of the outstanding shares of the corporation as the shares held by the shareholder before the conversion.

(7) Consummation of a conversion of the corporation to nonprofit status pursuant to Part 2 of Article 11A of this Chapter.

(8) Consummation of a conversion of the corporation to an unincorporated entity pursuant to Part 2 of Article 11A of this Chapter.

(b) Notwithstanding subsection (a) of this section, the availability of appraisal rights under subdivisions (1), (2), (3), (4), (6), and (8) of subsection (a) of this section shall be limited in accordance with the following provisions:

(1) Appraisal rights shall not be available for the holders of shares of any class or series of shares that are any of the following:

a. A covered security under section 18(b)(1)(A) or (B) of the Securities Act of 1933, as amended.

b. Traded in an organized market and has at least 2,000 shareholders and a market value of at least twenty million dollars ($20,000,000)(exclusive of the value of shares held by the corporation’s subsidiaries, senior executives, directors, and beneficial shareholders owning more than ten percent (10%) of such shares).

c. Issued by an open-end management investment company registered with the Securities and Exchange Commission under the Investment Company Act of 1940, as amended, and may be redeemed at the option of the holder at net asset value.

(2) The applicability of subdivision (1) of this subsection shall be determined as of (i) the record date fixed to determine the shareholders entitled to receive notice of, and to vote at, the meeting of shareholders to act upon the corporate action requiring appraisal rights or (ii) the day before the effective date of such corporate action if there is no meeting of shareholders.

(3) Subdivision (1) of this subsection shall not be applicable and appraisal rights shall be available pursuant to subsection (a) of this section for the holders of any class or series of shares who are required by the terms of the corporate action requiring appraisal rights to accept for such shares anything other than cash or shares of any class or any series of shares of any corporation, or any other proprietary interest of any other entity, that satisfies the standards set forth in subdivision (1) of this subsection at the time the corporate action becomes effective.

(4) Subdivision (1) of this subsection shall not be applicable and appraisal rights shall be available pursuant to subsection (a) of this section for the holders of any class or series of shares where the corporate action is an interested transaction.

(c) Notwithstanding any other provision of this section, the articles of incorporation as originally filed or any amendment to the articles may limit or eliminate appraisal rights for any class or series of preferred shares. Any amendment to the articles that limits or eliminates appraisal rights for any shares that are outstanding immediately prior to the effective date of the amendment or that the corporation is or may be required to issue or sell thereafter pursuant to any conversion, exchange, or other right existing immediately before the effective date of the amendment, however, shall not apply to any corporate action that becomes effective within one year of that date if the corporate action would otherwise afford appraisal rights.

(d) A shareholder holding shares of a class or series that were issued and outstanding as of the effective date of this act but that did not as of that date entitle the shareholder to vote on a corporate action described in subdivision (a)(1), (2), or (3) of this section shall be entitled to appraisal rights, and to obtain payment of the fair value of the shareholder’s shares of such class or series, to the same extent as if such shares did entitle the shareholder to vote on such corporate action. (1925, c. 77, s. 1; c. 235; 1929, c. 269; 1939, c. 279; 1943, c. 270; G.S., ss. 55-26, 55-167; 1955, c. 1371, s. 1; 1959, c. 1316, ss. 30, 31; 1969, c. 751, ss. 36, 39; 1973, c. 469, ss. 36, 37; c. 476, s. 193; 1989, c. 265, s. 1; 1989 (Reg. Sess., 1990), c. 1024, s. 12.18; 1991, c. 645, s. 12; 1997-202, s. 1; 1999-141, s. 1; 2001-387, s. 26; 2003-157, s. 1; 2011-347, ss. 1, 22(c).)

§ 55-13-03. Assertion of rights by nominees and beneficial owners.

(a) A record shareholder may assert appraisal rights as to fewer than all the shares registered in the record shareholder’s name but owned by a beneficial shareholder only if the record shareholder (i) objects with respect to all shares of the class or series owned by the beneficial shareholder and (ii) notifies the corporation in writing of the name and address of each beneficial shareholder on whose behalf appraisal rights are being asserted. The rights of a record shareholder who asserts appraisal rights for only part of the shares held of record in the record shareholder’s name under this subsection shall be determined as if the shares as to which the record shareholder objects and the record shareholder’s other shares were registered in the names of different record shareholders.

(b) A beneficial shareholder may assert appraisal rights as to shares of any class or series held on behalf of the shareholder only if the shareholder does both of the following:

(1) Submits to the corporation the record shareholder’s written consent to the assertion of rights no later than the date referred to in G.S. 55-13-22(b)(2)b.

(2) Submits written consent under subdivision (1) of this subsection with respect to all shares of the class or series that are beneficially owned by the beneficial shareholder. (1925, c. 77, s. 1; 1943, c. 270; G.S., s. 55-167; 1955, c. 1371, s. 1; 1969, c. 751, s. 39; 1973, c. 469, ss. 36, 37; 1989, c. 265, s. 1; 2011-347, s. 1.)

§§ 55-13-04 through 55-13-19. Reserved for future codification purposes.

Part 2. Procedure for Exercise of Appraisal Rights.

§ 55-13-20. Notice of appraisal rights.

(a) If any corporate action specified in G.S. 55-13-02(a) is to be submitted to a vote at a shareholders’ meeting, the meeting notice must state that the corporation has concluded that shareholders are, are not, or may be entitled to assert appraisal rights under this Article. If the corporation concludes that appraisal rights are or may be available, a copy of this Article must accompany the meeting notice sent to those record shareholders entitled to exercise appraisal rights.

(b) In a merger pursuant to G.S. 55-11-04, the parent corporation must notify in writing all record shareholders of the subsidiary who are entitled to assert appraisal rights that the corporate action became effective. In the case of any other corporate action specified in G.S. 55-13-02(a) with respect to which shareholders of a class or series do not have the right to vote, but with respect to which those shareholders are entitled to assert appraisal rights, the corporation must notify in writing all record shareholders of such class or series that the corporate action became effective. Notice required under this subsection must be sent within 10 days after the corporate action became effective and include the materials described in G.S. 55-13-22.

(c) If any corporate action specified in G.S. 55-13-02(a) is to be approved by written consent of the shareholders pursuant to G.S. 55-7-04, then the following must occur:

(1) Written notice that appraisal rights are, are not, or may be available must be given to each record shareholder from whom a consent is solicited at the time consent of each shareholder is first solicited and, if the corporation has concluded that appraisal rights are or may be available, must be accompanied by a copy of this Article.

(2) Written notice that appraisal rights are, are not, or may be available must be delivered together with the notice to the applicable shareholders required by subsections (d) and (e) of G.S. 55-7-04, may include the materials described in G.S. 55-13-22, and, if the corporation has concluded that appraisal rights are or may be available, must be accompanied by a copy of this Article.

(d) If any corporate action described in G.S. 55-13-02(a) is proposed, or a merger pursuant to G.S. 55-11-04 is effected, then the notice referred to in subsection (a) or (c) of this section, if the corporation concludes that appraisal rights are or may be available, and in subsection (b) of this section shall be accompanied by the following:

(1) The annual financial statements specified in G.S. 55-16-20(a) of the corporation that issued the shares to be appraised. The date of the financial statements shall not be more than 16 months before the date of the notice and shall comply with G.S. 55-16-20(b). If annual financial statements that meet the requirements of this subdivision are not reasonably available, then the corporation shall provide reasonably equivalent financial information.

(2) The latest available quarterly financial statements of the corporation, if any.

The right to receive the information described in this subsection may be waived in writing by a shareholder before or after the corporate action. (1925, c. 77, s. 1; c. 235; 1929, c. 269; 1939, c. 5; c. 279; 1943, c. 270; G.S., ss. 55-26, 55-165, 55-167; 1955, c. 1371, s. 1; 1969, c. 751, s. 39; 1973, c. 469, ss. 36, 37; 1989, c. 265, s. 1; 2002-58, s. 2; 2011-347, s. 1.)

§ 55-13-21. Notice of intent to demand payment and consequences of voting or consenting.

(a) If a corporate action specified in G.S. 55-13-02(a) is submitted to a vote at a shareholders’ meeting, a shareholder who is entitled to vote on the corporate action and who wishes to assert appraisal rights with respect to any class or series of shares must do the following:

(1) Deliver to the corporation, before the vote is taken, written notice of the shareholder’s intent to demand payment if the proposed action is effectuated.

(2) Not vote, or cause or permit to be voted, any shares of any class or series in favor of the proposed action.

(b) If a corporate action specified in G.S. 55-13-02(a) is to be approved by less than unanimous written consent, a shareholder who is entitled to vote on the corporate action and who wishes to assert appraisal rights with respect to any class or series of shares must not execute a consent in favor of the proposed action with respect to that class or series of shares.

(c) A shareholder who fails to satisfy the requirements of subsection (a) or (b) of this section is not entitled to payment under this Article. (1925, c. 77, s. 1; 1943, c. 270; G.S., s. 55-167; 1955, c. 1371, s. 1; 1969, c. 751, s. 39; 1973, c. 469, ss. 36, 37; 1989, c. 265, s. 1; 2011-347, s. 1.)

§ 55-13-22. Appraisal notice and form.

(a) If a corporate action requiring appraisal rights under G.S. 55-13-02(a) becomes effective, the corporation must deliver a written appraisal notice and form required by subdivision (b)(1) of this section to all shareholders who satisfied the requirements of G.S. 55-13-21. In the case of a merger under G.S. 55-11-04, the parent corporation must deliver a written appraisal notice and form to all record shareholders of the subsidiary who may be entitled to assert appraisal rights. In the case of any other corporate action specified in G.S. 55-13-02(a) that becomes effective and with respect to which shareholders of a class or series do not have the right to vote but with respect to which such shareholders are entitled to assert appraisal rights, the corporation must deliver a written appraisal notice and form to all record shareholders of such class or series who may be entitled to assert appraisal rights.

(b) The appraisal notice must be sent no earlier than the date the corporate action specified in G.S. 55-13-02(a) became effective and no later than 10 days after that date. The appraisal notice must include the following:

(1) A form that specifies the first date of any announcement to shareholders, made prior to the date the corporate action became effective, of the principal terms of the proposed corporate action. If such an announcement was made, the form shall require a shareholder asserting appraisal rights to certify whether beneficial ownership of those shares for which appraisal rights are asserted was acquired before that date. The form shall require a shareholder asserting appraisal rights to certify that the shareholder did not vote for or consent to the transaction.

(2) Disclosure of the following:

a. Where the form must be sent and where certificates for certificated shares must be deposited, as well as the date by which those certificates must be deposited. The certificate deposit date must not be earlier than the date for receiving the required form under sub-subdivision b. of this subdivision.

b. A date by which the corporation must receive the payment demand, which date may not be fewer than 40 nor more than 60 days after the date the appraisal notice required under subsection (a) of this section and form are sent. The form shall also state that the shareholder shall have waived the right to demand appraisal with respect to the shares unless the form is received by the corporation by the specified date.

c. The corporation’s estimate of the fair value of the shares.

d. That, if requested in writing, the corporation will provide, to the shareholder so requesting, within 10 days after the date specified in sub-subdivision b. of this subdivision, the number of shareholders who return the forms by the specified date and the total number of shares owned by them.

e. The date by which the notice to withdraw under G.S. 55-13-23 must be received, which date must be within 20 days after the date specified in sub-subdivision b. of this subdivision.

(3) Be accompanied by a copy of this Article. (1925, c. 77, s. 1; 1943, c. 270; G.S., s. 55-167; 1955, c. 1371, s. 1; 1969, c. 751, s. 39; 1973, c. 469, ss. 36, 37; 1989, c. 265, s. 1; 1997-485, s. 4; 2001-387, s. 27; 2002-58, s. 3; 2011-347, s. 1.)

§ 55-13-23. Perfection of rights; right to withdraw.

(a) A shareholder who receives notice pursuant to G.S. 55-13-22 and who wishes to exercise appraisal rights must sign and return the form sent by the corporation and, in the case of certificated shares, deposit the shareholder’s certificates in accordance with the terms of the notice by the date referred to in the notice pursuant to G.S. 55-13-22(b)(2). In addition, if applicable, the shareholder must certify on the form whether the beneficial owner of such shares acquired beneficial ownership of the shares before the date required to be set forth in the notice pursuant to G.S. 55-13-22(b)(1). If a shareholder fails to make this certification, the corporation may elect to treat the shareholder’s shares as after-acquired shares under G.S. 55-13-27. Once a shareholder deposits that shareholder’s certificates or, in the case of uncertificated shares, returns the signed forms, that shareholder loses all rights as a shareholder, unless the shareholder withdraws pursuant to subsection (b) of this section.

(b) A shareholder who has complied with subsection (a) of this section may nevertheless decline to exercise appraisal rights and withdraw from the appraisal process by so notifying the corporation in writing by the date set forth in the appraisal notice pursuant to G.S. 55-13-22(b)(2)e. A shareholder who fails to so withdraw from the appraisal process may not thereafter withdraw without the corporation’s written consent.

(c) A shareholder who does not sign and return the form and, in the case of certificated shares, deposit that shareholder’s share certificates where required, each by the date set forth in the notice described in G.S. 55-13-22(b) shall not be entitled to payment under this Article. (1925, c. 77, s. 1; 1943, c. 270; G.S., s. 55-167; 1955, c. 1371, s. 1; 1969, c. 751, s. 39; 1973, c. 469, ss. 36, 37; 1989, c. 265, s. 1; 2011-347, s. 1.)

§ 55-13-24: Repealed by Session Laws 2011-347, s. 1, effective October 1, 2011.

§ 55-13-25. Payment.

(a) Except as provided in G.S. 55-13-27, within 30 days after the form required by G.S. 55-13-22(b) is due, the corporation shall pay in cash to the shareholders who complied with G.S. 55-13-23(a) the amount the corporation estimates to be the fair value of their shares, plus interest.

(b) The payment to each shareholder pursuant to subsection (a) of this section must be accompanied by the following:

(1) The following financial information:

a. The annual financial statements specified in G.S. 55-16-20(a) of the corporation that issued the shares to be appraised. The date of the financial statements shall not be more than 16 months before the date of payment and shall comply with G.S. 55-16-20(b). If annual financial statements that meet the requirements of this sub-subdivision are not reasonably available, the corporation shall provide reasonably equivalent financial information.

b. The latest available quarterly financial statements, if any.

(2) A statement of the corporation’s estimate of the fair value of the shares. The estimate must equal or exceed the corporation’s estimate given pursuant to G.S. 55-13-22(b)(2)c.

(3) A statement that the shareholders described in subsection (a) of this section have the right to demand further payment under G.S. 55-13-28 and that if a shareholder does not do so within the time period specified therein, then the shareholder shall be deemed to have accepted such payment in full satisfaction of the corporation’s obligations under this Article. (1925, c. 77, s. 1; 1943, c. 270; G.S., s. 55-167; 1955, c. 1371, s. 1; 1969, c. 751, s. 39; 1973, c. 469, ss. 36, 37; 1989, c. 265, s. 1; c. 770, s. 69; 1997-202, s. 2; 2011-347, s. 1.)

§ 55-13-26: Repealed by Session Laws 2011-347, s. 1, effective October 1, 2011.

§ 55-13-27. After-acquired shares.

(a) A corporation may elect to withhold payment required by G.S. 55-13-25 from any shareholder who was required to but did not certify that beneficial ownership of all of the shareholder’s shares for which appraisal rights are asserted was acquired before the date set forth in the appraisal notice sent pursuant to G.S. 55-13-22(b)(1).

(b) If the corporation elected to withhold payment under subsection (a) of this section, it must, within 30 days after the form required by G.S. 55-13-22(b) is due, notify all shareholders who are described in subsection (a) of this section of the following:

(1) The information required by G.S. 55-13-25(b)(1).

(2) The corporation’s estimate of fair value pursuant to G.S. 55-13-25(b)(2).

(3) That they may accept the corporation’s estimate of fair value, plus interest, in full satisfaction of their demands or demand appraisal under G.S. 55-13-28.

(4) That those shareholders who wish to accept such offer must so notify the corporation of their acceptance of the corporation’s offer within 30 days after receiving the offer.

(5) That those shareholders who do not satisfy the requirements for demanding appraisal under G.S. 55-13-28 shall be deemed to have accepted the corporation’s offer.

(c) Within 10 days after receiving the shareholder’s acceptance pursuant to subsection (b) of this section, the corporation must pay in cash the amount it offered under subdivision (b)(2) of this section to each shareholder who agreed to accept the corporation’s offer in full satisfaction of the shareholder’s demand.

(d) Within 40 days after sending the notice described in subsection (b) of this section, the corporation must pay in cash the amount it offered to pay under subdivision (b)(2) of this section to each shareholder described in subdivision (b)(5) of this section. (2011-347, s. 1.)

§ 55-13-28. Procedure if shareholder dissatisfied with payment or offer.

(a) A shareholder paid pursuant to G.S. 55-13-25 who is dissatisfied with the amount of the payment must notify the corporation in writing of that shareholder’s estimate of the fair value of the shares and demand payment of that estimate plus interest (less any payment under G.S. 55-13-25). A shareholder offered payment under G.S. 55-13-27 who is dissatisfied with that offer must reject the offer and demand payment of the shareholder’s stated estimate of the fair value of the shares, plus interest.

(b) A shareholder who fails to notify the corporation in writing of that shareholder’s demand to be paid the shareholder’s stated estimate of the fair value, plus interest, under subsection (a) of this section within 30 days after receiving the corporation’s payment or offer of payment under G.S. 55-13- 25 or G.S. 55-13-27, respectively, waives the right to demand payment under this section and shall be entitled only to the payment made or offered pursuant to those respective sections. (1925, c. 77, s. 1; 1943, c. 270; G.S., s. 55-167; 1955, c. 1371, s. 1; 1969, c. 751, s. 39; 1973, c. 469, ss. 36, 37; 1989, c. 265, s. 1; 1997-202, s. 3; 2011-347, s. 1.)

§ 55-13-29. Reserved for future codification purposes.

Part 3. Judicial Appraisal of Shares.

§ 55-13-30. Court Action.

(a) If a shareholder makes a demand for payment under G.S. 55-13-28 which remains unsettled, the corporation shall commence a proceeding within 60 days after receiving the payment demand by filing a complaint with the Superior Court Division of the General Court of Justice to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the 60-day period, the corporation shall pay in cash to each shareholder the amount the shareholder demanded pursuant to G.S. 55-13-28, plus interest.

(a1) Repealed by Session Laws 1997-202, s. 4.

(b) The corporation shall commence the proceeding in the appropriate court of the county where the corporation’s principal office (or, if none, its registered office) in this State is located. If the corporation is a foreign corporation without a registered office in this State, it shall commence the proceeding in the county in this State where the principal office or registered office of the domestic corporation merged with the foreign corporation was located at the time of the transaction.

(c) The corporation shall make all shareholders (whether or not residents of this State) whose demands remain unsettled parties to the proceeding as in an action against their shares and all parties must be served with a copy of the complaint. Nonresidents may be served by registered or certified mail or by publication as provided by law.

(d) The jurisdiction of the superior court in which the proceeding is commenced under subsection (b) of this section is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend a decision on the question of fair value. The appraisers shall have the powers described in the order appointing them, or in any amendment to it. The shareholders demanding appraisal rights are entitled to the same discovery rights as parties in other civil proceedings. There shall be no right to a trial by jury.

(e) Each shareholder made a party to the proceeding is entitled to judgment either (i) for the amount, if any, by which the court finds the fair value of the shareholder’s shares, plus interest,

exceeds the amount paid by the corporation to the shareholder for the shareholder’s shares or (ii) for the fair value, plus interest, of the shareholder’s shares for which the corporation elected to withhold payment under G.S. 55-13-27. (1925, c. 77, s. 1; 1943, c. 270; G.S., s. 55-167; 1955, c. 1371, s. 1; 1969, c. 751, s. 39; 1973, c. 469, ss. 36, 37; 1989, c. 265, s. 1; 1997-202, s. 4; 1997-485, ss. 5, 5.1; 2011-347, s. 1.)

§ 55-13-31. Court costs and expenses.

(a) The court in an appraisal proceeding commenced under G.S. 55-13-30 shall determine all court costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against the corporation, except that the court may assess costs against all or some of the shareholders demanding appraisal, in amounts the court finds equitable, to the extent the court finds such shareholders acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this Article.

(b) The court in an appraisal proceeding may also assess the expenses for the respective parties, in amounts the court finds equitable:

(1) Against the corporation and in favor of any or all shareholders demanding appraisal if the court finds the corporation did not substantially comply with the requirements of G.S. 55-13-20, 55-13-22, 55-13-25, or 55-13-27.

(2) Against either the corporation or a shareholder demanding appraisal, in favor of any other party, if the court finds that the party against whom expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this Article.

(c) If the court in an appraisal proceeding finds that the expenses incurred by any shareholder were of substantial benefit to other shareholders similarly situated and that these expenses should not be assessed against the corporation, the court may direct that the expenses be paid out of the amounts awarded the shareholders who were benefited.

(d) To the extent the corporation fails to make a required payment pursuant to G.S. 55-13-25, 55-13-27, or 55-13-28, the shareholder may sue directly for the amount owed and, to the extent successful, shall be entitled to recover from the corporation all expenses of the suit. (1925, c. 77, s. 1; 1943, c. 270; G.S., s. 55-167; 1955, c. 1371, s. 1; 1969, c. 751, s. 39; 1973, c. 469, ss. 36, 37; 1989, c. 265, s. 1; 2011-347, s. 1.)

§ 55-13-32: Reserved for future codification purposes.

§ 55-13-33: Reserved for future codification purposes.

§ 55-13-34: Reserved for future codification purposes.

§ 55-13-35: Reserved for future codification purposes.

§ 55-13-36: Reserved for future codification purposes.

§ 55-13-37: Reserved for future codification purposes.

§ 55-13-38: Reserved for future codification purposes.

§ 55-13-39: Reserved for future codification purposes.

Part 4. Other Remedies.

§ 55-13-40. Other remedies limited.

(a) The legality of a proposed or completed corporate action described in G.S. 55-13-02(a) may not be contested, nor may the corporate action be enjoined, set aside, or rescinded, in a legal or equitable proceeding by a shareholder after the shareholders have approved the corporate action.

(b) Subsection (a) of this section does not apply to a corporate action that:

(1) Was not authorized and approved in accordance with the applicable provisions of any of the following:

a. Article 9, 9A, 10, 11, 11A, or 12 of this Chapter.

b. The articles of incorporation or bylaws.

c. The resolution of the board of directors authorizing the corporate action.

(2) Was procured as a result of fraud, a material misrepresentation, or an omission of a material fact necessary to make statements made, in light of the circumstances in which they were made, not misleading.

(3) Constitutes an interested transaction, unless it has been authorized, approved, or ratified by either (i) the board of directors or a committee of the board or (ii) the shareholders, in the same manner as is provided in G.S. 55-8-31(a)(1) and (c) or in G.S. 55-8-31(a)(2) and (d), as if the interested transaction were a director’s conflict of interest transaction.

(4) Was approved by less than unanimous consent of the voting shareholders pursuant to G.S. 55-7-04, provided that both of the following are true:

a. The challenge to the corporate action is brought by a shareholder who did not consent and as to whom notice of the approval of the corporate action was not effective at least 10 days before the corporate action was effected.

b. The proceeding challenging the corporate action is commenced within 10 days after notice of the approval of the corporate action is effective as to the shareholder bringing the proceeding. (2011-347, s. 1.)

ANNEX D

2013 Audited Financial Statements

INDEPENDENT AUDITORS’ REPORT

To the Shareholders and the Board of Directors
TrustAtlantic Financial Corporation and Subsidiary
Raleigh, North Carolina

We have audited the accompanying consolidated financial statements of TrustAtlantic Financial Corporation and Subsidiary (the “Company”), which comprise the consolidated balance sheets as of December 31, 2013 and 2012 and the related consolidated statements of income, comprehensive income, stockholders’ equity and cash flows for the years then ended, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. These standards require that we plan and perform the audit to obtain assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall financial statement presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of TrustAtlantic Financial Corporation and Subsidiary at December 31, 2013 and 2012 and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Raleigh, North Carolina
April 7, 2014

TRUSTATLANTIC FINANCIAL CORPORATION AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS
December 31, 2013 and 2012

	2013	2012
	(In thousands, except share data)
ASSETS
Cash and due from banks:
Interest-earning	$12,278	$9,878
Noninterest earning	7,774	1,496
Federal funds sold and short term investments	10,753	879
Investment securities—available for sale, at fair value	70,482	58,152
Investment securities—held to maturity, at amortized cost	4,392	2,892
Loans-net of unearned income and deferred fees	314,134	282,649
Allowance for loan losses	(6,228)	(6,116)

Net Loans	307,906	276,533

Bank premises and equipment, net	2,401	3,159
Goodwill and other intangibles, net	3,873	3,609
Other investments	1,104	1,369
Bank owned life insurance	8,147	7,914
Other assets	7,109	7,147

Total Assets	$436,219	$373,028

LIABILITIES AND STOCKHOLDERS’ EQUITY
Deposits:
Noninterest-bearing demand	$65,334	$33,414
Savings, money market accounts, and interest checking	140,887	111,773
Time deposits	173,745	174,204

Total Deposits	379,966	319,391

Borrowings	4,200	2,200
Other liabilities	2,338	3,312

Total Liabilities	386,504	324,903

Stockholders’ Equity:
Preferred stock, no par value; 20,000,000 shares authorized; none issued and outstanding.	—	—
Common stock, no par value; 100,000,000 shares authorized; 4,727,515 and 4,777,515 issued and outstanding as of December 31, 2013 and 2012, respectively	47,075	47,395
Accumulated other comprehensive (loss) income	(96)	1,625
Retained (deficit) earnings	2,736	(895)

Total Stockholders’ Equity	49,715	48,125

Total Liabilities and Stockholders’ Equity	$436,219	$373,028

See accompanying notes.

TRUSTATLANTIC FINANCIAL CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF INCOME
Years Ended December 31, 2013 and 2012

	2013	2012
	(In thousands)
Interest Income
Loans and fees on loans	$16,148	$15,317
Investment securities	1,884	1,910
Federal funds sold and other short-term investments	35	41

Total Interest Income	18,067	17,268

Interest Expense
Deposits	2,931	3,596
Borrowings	24	30

Total Interest Expense	2,955	3,626

Net Interest Income	15,112	13,642

Provision for loan losses	165	2,263
Net Interest Income after Provision for Loan Losses	14,947	11,379

Non-Interest Income
Service charges and fees	430	297
BOLI Income	233	201
Gain (loss) on sale of securities	—	17
Other fees and income	140	109

Total Non-Interest Income	803	624

Non-Interest Expense
Salaries and employee benefits	5,688	5,340
Occupancy and equipment expense	1,397	1,219
Director fees and expenses	128	104
Data processing	380	362
Advertising	157	183
Amortization of deposit premiums	49	39
Professional fees	494	513
Telecommunications	113	111
Other real estate owned losses and expenses	403	359
FDIC Insurance	292	302
Other	832	618

Total Non-Interest Expense	9,933	9,150

Income before Income Taxes	5,817	2,853

Income Tax Expense (Benefit)	2,186	(2,910)

Net Income	$3,631	$5,763

See accompanying notes.

TRUSTATLANTIC FINANCIAL CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
Years Ended December 31, 2013 and 2012

	2013	2012
	(In thousands)
Net income	$3,631	$5,763
Other comprehensive income:
Investment securities available for sale
Unrealized holding gains	(2,798)	581
Tax effect	1,077	(224)
Reclassification of gains recognized in net income	—	17
Tax effect	—	(6)

	(1,721)	368

Comprehensive Income	$1,910	$6,131

See accompanying notes.

TRUSTATLANTIC FINANCIAL CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
Years Ended December 31, 2013 and 2012

	Common Stock		Retained (Deficit) Earnings	Accumulated Other Comprehensive (Loss) Income	Total Stockholders’ Equity
	Shares	Amount
	(In thousands, except share data)
Balance at January 1, 2012	5,015,015	$48,466	$(6,658)	$1,257	$43,065
Stock based compensation		46			46
Shares repurchased	(237,500)	(1,117)			(1,117)
Net income			5,763		5,763
Net unrealized gain on securities				368	368

Balance at December 31, 2012	4,777,515	$47,395	$(895)	$1,625	$48,125
Stock based compensation		—			—
Shares repurchased	(50,000)	(320)			(320)
Net income			3,631		3,631
Net unrealized loss on securities				(1,721)	(1,721)

Balance at December 31, 2013	4,727,515	$47,075	$2,736	$(96)	$49,715

See accompanying notes.

TRUSTATLANTIC FINANCIAL CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended December 31, 2013 and 2012

	2013	2012
	(In thousands)
Net income	$3,631	$5,763
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Amortization of deposit premium	49	39
Depreciation and amortization	365	387
Provision for loan losses	165	2,263
Loss on sale of foreclosed assets	15	—
Loss on disposal of premises and equipment	42	1
Increase in cash surrender value of bank owned life insurance	(233)	(201)
Amortization of premiums/discounts on securities, net	539	499
Gains on sale of securities available for sale	—	(17)
Deferred tax benefit	(24)	(2,910)
Stock based compensation	—	46
Changes in assets and liabilities:
Accrued interest receivable and other assets	1,791	575
Accrued interest payable and other liabilities	127	891

Net cash provided by (used in) operating activities	6,467	7,336

Cash flows from investing activities:
Loan originations, net of principal repayments	(23,243)	(18,287)
Proceeds from sale of foreclosed assets	344	1,664
Additions to premises and equipment	(61)	(26)
Purchase of bank owned life insurance	—	(6,000)
Net (decrease) increase in federal funds sold and short-term investments	(9,874)	6,680
Purchases of securities available for sale	(28,954)	(22,005)
Purchases of securities held to maturity	(2,249)	(1,449)
Proceeds from maturities of securities available for sale	13,809	20,263
Proceeds from sale of securities available for sale	—	408
Proceeds from call of securities held to maturity	737	699
Acquisition of branch, net of cash required	10,777	—

Net cash provided by (used in) investing activities	(38,714)	(18,053)

Cash flows from financing activities:
Net (decrease) increase deposits	39,245	3,645
Repurchase of common stock	(320)	(1,117)
Net increase (decrease) in borrowings	2,000	(2,000)

Net cash provided by (used in) financing activities	40,925	528

Net change increase (decrease) in cash and cash equivalents	8,678	(10,189)
Cash and cash equivalents at beginning of year	11,374	21,563

Cash and cash equivalents at end of year	$20,052	$11,374

See accompanying notes.

TRUSTATLANTIC FINANCIAL CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2013 and 2012

Note A—Summary of Significant Accounting Policies

Organization and Nature of Operations

On April 13, 2006, TrustAtlantic Financial Corporation (the “Company”) was formed. The Company was anticipated to be a bank holding company upon the acquisition of a bank. The Company acquired Millennia Community Bank (“Millennia”) on June 8, 2007 and subsequently changed the name of the subsidiary bank to TrustAtlantic Bank (the “Bank”).

Millennia was established in May 2000 and commenced operations serving the Greenville, North Carolina and Pitt County markets. After the acquisition by the Company, the Bank’s headquarters was relocated to Raleigh, North Carolina in September 2007. The Bank operated five branches as of December 31, 2013. The Bank is engaged primarily in general commercial banking in Wake and Pitt Counties in North Carolina, operating under the banking laws of North Carolina and the rules and regulations of the Federal Deposit Insurance Corporation and the North Carolina Commissioner of Banks. The Bank undergoes periodic examinations by those regulatory authorities.

Basis of Presentation

The accompanying consolidated financial statements include the accounts and transactions of TrustAtlantic Financial Corporation and TrustAtlantic Bank. All significant intercompany transactions and balances are eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for loan losses, determination of fair value for financial instruments and certain other assets, and other-than-temporary-impairment (“OTTI”) of investment securities.

Cash and Cash Equivalents

For the purpose of presentation in the statements of cash flows, cash and cash equivalents are defined as those amounts included in the balance sheet caption “Cash and due from banks”. The Bank is required to maintain reserves and clearing balances with the Federal Reserve Bank (“FRB”). As of December 31, 2013 and 2012, respectively, the Bank had $3.1 million and $1.2 million of restricted cash balances on deposit with the FRB.

Securities Held to Maturity

Debt securities for which the Bank has the positive intent and ability to hold to maturity are classified as “held to maturity” and are reported at amortized cost, adjusted for premiums and discounts that are recognized in interest income using the interest method over the period to maturity.

Securities Available for Sale

Available-for-sale (“AFS”) securities are reported at fair value and consist of debt securities not classified as trading securities nor as held-to-maturity securities. Unrealized holding gains and losses on AFS securities are reported as a net amount in accumulated other comprehensive (loss) income

TRUSTATLANTIC FINANCIAL CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2013 and 2012

net of income taxes. Gains and losses on the sale of AFS securities are determined using the specific-identification method. Declines in the fair value of individual held-to-maturity and AFS securities below their cost that are other than temporary would result in write-downs of the individual securities to their fair value. Such write-downs would be included in earnings as realized losses. Premiums and discounts are recognized in interest income using the interest method over the period to maturity.

At each reporting date, the Company evaluates each investment security in a loss position for other-than-temporary impairment (“OTTI”). The review includes an analysis of the facts and circumstances of each individual investment such as (1) the length of time and the extent to which the fair value has been below cost, (2) changes in the earnings performance, credit ratings, asset quality, or business prospects of the issuer, (3) the ability of the issuer to make principal and interest payments, and (4) changes in the general market condition of either the geographic area or industry in which the issuer operates.

Regardless of these factors, if the Company has developed a plan to sell the security or it is likely that the Company will be forced to sell the security in the near future then the impairment is considered other-than-temporary and the carrying value of the security is permanently written down to the current fair value with the difference between the new carrying value and the amortized cost charged to earnings. If the Company does not intend to sale the security and it is not more likely than not that the Company will be required to sell the security before recovery of its amortized cost basis less any current period credit loss, the OTTI is separated into the following: (1) the amount representing the credit loss and (2) the amount related to all other factors. The amount of the OTTI related to the credit loss is recognized in earnings, and the amount of the total OTTI related to other factors is recognized in other comprehensive income, net of applicable taxes.

Loans Held for Sale

Loans originated and intended for sale in the secondary market are carried at the lower cost or estimated fair value in the aggregate. Net unrealized losses, if any, are recognized through a valuation allowance by charges to earnings.

Loans

Loans that management has the intent and ability to hold for the foreseeable future or until maturity are reported at their outstanding principal adjusted for any charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans and unamortized premiums or discounts on purchased loans. Loan origination fees and certain direct origination costs are capitalized and recognized as an adjustment of the yield of the related loan. The accrual of interest on impaired loans is discontinued when, in management’s opinion, the borrower may be unable to meet payments as they become due. When interest accrual is discontinued, all unpaid accrued interest is reversed. Interest income is subsequently recognized only to the extent cash payments are received.

Allowance for Loan Losses

The allowance for loan losses (“ALLL”) is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. The provision for loan losses is based upon management’s best estimate of the amount needed to maintain the allowance for loan losses at an adequate level. Loan losses are charged against the allowance when management believes the un-collectability of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

TRUSTATLANTIC FINANCIAL CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2013 and 2012

The allowance for loan losses is evaluated on a regular basis by management and is based upon management’s periodic review of the collectability of the loans in light of the current status of the portfolio, historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower’s ability to repay, estimated value of any underlying collateral, and prevailing economic conditions. Management segments the loan portfolio by loan type in considering each of the aforementioned factors and their impact upon the level of the allowance for loan losses.

Loans are considered impaired when it is probable that all amounts due will not be collected in accordance with the contractual terms of the loan agreement. The measurement of impaired loans is based upon the fair value of collateral if the loan is collateral dependent. For impaired loans not collateral dependent the measurement of the impairment is generally the fair value of collateral or the present value of expected future cash flows discounted at the historical effective interest rate. If the recorded investment in the loan exceeds the measure of fair value, a valuation allowance is established as a component of the allowance for loan losses. While management uses the best information available to make evaluations, future adjustments to the allowance may be necessary if conditions differ substantially from the assumptions used in making the evaluations. In addition, regulatory examiners may require the Bank to recognize adjustments to the allowance for loan losses based on their judgments about information available to them at the time of their examination.

A modification of a loan’s terms constitutes a TDR if the creditor grants a concession to the borrower for economic or legal reasons related to the borrower’s financial difficulties that it would not otherwise consider. All TDRs are considered impaired for evaluation of credit losses.

Foreclosed and Repossessed Assets

Any assets acquired as a result of foreclosure or repossession are initially valued at fair value less estimated costs to sell. The recorded investment is the sum of the outstanding principal loan balance and foreclosure costs associated with the loan. Any excess of the recorded investment over the fair value of the asset received is charged to the allowance for loan losses. Valuations will be periodically performed by management and any subsequent write-downs due to the carrying value of an asset or property exceeding its estimated fair value less estimated costs to sell are charged against other expenses. As of December 31, 2013 and 2012, there was $2.21 million and $1.09 million of foreclosed assets and repossessed assets included in other assets in the consolidated balance sheets.

Bank Premises and Equipment

Bank premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is calculated on the straight-line method over the estimated useful lives of the assets which range from 3 to 10 years for furniture and equipment and approximately 37 years for buildings. Leasehold improvements are amortized over the terms of the respective leases or the estimated useful lives of the improvements, whichever is shorter.

Repairs and maintenance costs are charged to operations as incurred, and additions and improvements to premises and equipment are capitalized. Upon sale or retirement, the cost and related accumulated depreciation are removed from the accounts and any gains or losses are reflected in current earnings.

Federal Home Loan Bank Stock

As a requirement for membership, the Bank invests in stock of the Federal Home Loan Bank of Atlanta (“FHLB”). This investment is carried at cost and included in other investments on the consolidated balance sheets.

TRUSTATLANTIC FINANCIAL CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2013 and 2012

Income Taxes

Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. Deferred tax assets are also recognized for operating loss carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which the temporary differences are expected to be recovered or settled. Deferred tax assets are reduced by a valuation allowance if it is more likely than not that the tax benefits will not be realized.

Goodwill and Other Intangible Assets

Net assets of companies acquired in purchase transactions are recorded at fair value at the date of acquisition. As such, the historical cost basis of individual assets and liabilities are adjusted to reflect their fair value. Identified intangibles, such as core deposit intangibles, are amortized on an accelerated or straight-line basis over the period benefited. Goodwill is not amortized but is reviewed for potential impairment at least annually, or if events or circumstances indicate a potential impairment. An impairment loss is recorded to the extent that the carrying amount of goodwill exceeds its implied fair value. The Company concluded that no goodwill impairment was warranted for the year ended December 31, 2013; however future events impacting financial institutions such as ability to raise capital and other market events could negatively impact the Company’s goodwill asset in the future.

Other intangible assets subject to amortization are evaluated for impairment. An impairment loss will be recognized if the carrying amount of the intangible asset is not recoverable and exceeds fair value. The carrying amount of the intangible is considered not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use of the asset.

Premiums or discounts on assets and liabilities acquired are amortized over their respective lives using methods which approximate the effective yield method.

Bank Owned Life Insurance

The Company has purchased life insurance policies on certain current employees where the insurance benefits and ownership are retained by the employer. These policies are recorded at their cash surrender value. Income from these policies and changes in the net cash surrender value are recorded in non-interest income as earnings on bank owned life insurance (“BOLI”).

The cash value accumulation is permanently tax deferred if the policy is held to the insured person’s death and certain other conditions are met.

Stock Compensation Plans

The Company has a stock-based compensation plan covering certain officers and directors. The Company grants stock options under the plan for a fixed number of shares with an exercise price equal to the fair value of the shares on the date of grant. Expense is recognized related to the fair value of stock-based compensation awards, including employee stock options and stock awards.

The Company’s pre-tax compensation cost for stock-based employee and director compensation was $0 and $0 for the year ended December 31, 2013 and approximately $60,000 and ($14,000) for the year ended December 31, 2012, respectively.

TRUSTATLANTIC FINANCIAL CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2013 and 2012

Derivatives

The Company carries derivative financial instruments on its balance sheet as either an asset or liability at their respective fair values. For derivatives which qualify as hedges, the fair value adjustments are recorded through accumulated other comprehensive (loss) income. For derivatives which do not qualify as a hedge according to generally accepted accounting principles, the changes in fair value are recorded through earnings. The Company may use certain derivatives for risk management purposes, which will generally be treated as hedges, to manage the Company’s exposure to changes in interest rates and other market risks.

Comprehensive Income

Comprehensive income is the change in total stockholders’ equity during a period for non-owner transactions and is divided into net income and other comprehensive income. Other comprehensive income includes revenues, expenses, gains, and losses that are excluded from net income under current accounting standards. The Company’s only component of other comprehensive income is unrealized gains and losses on investment securities AFS, net of income taxes.

Reclassifications

Certain items included in the 2012 financial statements have been reclassified to conform to the 2013 presentation. These reclassifications have no effect on net income or stockholders’ equity previously reported.

Recent Accounting Pronouncements

In February 2013, the FASB issued ASU No. 2013-02, Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive (ASU 2013-02). This guidance is the culmination of the FASB’s deliberation on reporting reclassification adjustments from accumulated other comprehensive income (AOCI). The amendments in ASU 2013-02 do not change the current requirements for reporting net income or other comprehensive income. However, the amendments require disclosure of amounts reclassified out of AOCI in its entirety, by component, on the face of the statement of operations or in the notes thereto. Amounts that are not required to be reclassified in their entirety to net income must be cross-referenced to other disclosures that provide additional detail. Non-public companies should apply these amendments for reporting periods after December 31, 2013. The company does not expect adoption of ASU 2013-02 will have a material impact on the consolidated financial statements.

From time to time, the FASB issues exposure drafts for proposed statements of financial accounting standards. Such exposure drafts are subject to comment from the public, to revisions by the FASB and to final issuance by the FASB as statements of financial accounting standards. Management considers the effect of the proposed statements on the consolidated financial statements of the Corporation and monitors the status of changes to and proposed effective dates of exposure drafts.

Note B—Intangibles

In June 2007, the Company acquired 100% of the common stock of Millennia for total consideration of approximately $8.4 million, which includes approximately $8.2 million in cash and transaction costs of $.2 million. The Company acquired Millennia to expand its banking franchise in North Carolina.

In May 2013, The Company acquired a branch located in Wake County from another financial institution. The Company acquired $10.0 million of loans and the fixed assets associated with the

TRUSTATLANTIC FINANCIAL CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2013 and 2012

branch. In addition, it assumed the lease obligation for the facility and approximately $21.3 million of deposits. The deductible goodwill in the table below is attributable to this acquisition.

Goodwill and core deposit intangibles were as follows as of December 31, 2013 and 2012:

	Gross	Accumulated Amortization	Net
	(In thousands)
2013
Deposit premium	$404	$(274)	$130
Goodwill deductible	163	—	163
Goodwill not deductible	3,580	—	3,580

	$4,147	$(274)	$3,873

2012
Deposit premium	$254	$(225)	$29
Goodwill not deductible	3,580	—	3,580

	$3,834	$(225)	$3,609

Amortization expense was $49,000 and $39,000 for the years ended December 31, 2013 and 2012, respectively. During 2013, $254,000 of core deposit intangible from the Millennia acquisition was fully amortized. The remaining deposit premium is attributable to the branch acquired in May 2013 and will be amortized straight line through second quarter of 2019.

Note C—Investment Securities

The following is a summary of the securities portfolio by major classification at December 31, 2013 and 2012.

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	(In thousands)
2013
Available for sale:
U.S. Agency obligations	$8,700	$27	$407	$8,320
Collateralized mortgage obligations	9,619	252	237	9,634
Mortgage-backed securities	25,317	428	447	25,298
State and municipalities	5,241	65	203	5,103
SBA securities	19,297	578	390	19,485
Corporate bonds	1,936	14	114	1,836
Marketable equity securities	526	280	—	806

	$70,636	$1,644	$1,798	$70,482

Held to Maturity:
U.S. Agency obligations	$1,809	$19	$105	$1,723
Mortgage-backed securities	1,741	13	56	1,698
State and municipalities	842	—	68	774

	$4,392	$32	$229	$4,195

TRUSTATLANTIC FINANCIAL CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2013 and 2012

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	(In thousands)
2012
Available for sale:
U.S. Agency obligations	$3,008	$43	$4	$3,047
Collateralized mortgage obligations	11,454	371	21	11,804
Mortgage-backed securities	18,472	810	—	19,282
State and municipalities	2,450	112	6	2,556
SBA securities	18,239	1,479	—	19,718
Corporate bonds	1,885	19	159	1,745

	$55,508	$2,834	$190	$58,152

Held to Maturity:
U.S. Agency obligations	$1,762	$37	$—	$1,799
Mortgage-backed securities	1,130	79	—	1,209

	$2,892	$116	$—	$3,008

The amortized cost and fair values of securities available for sale at December 31, 2013 by contractual maturity are shown below. Actual expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations.

	Amortized Cost	Fair Value
	(In thousands)
Available for Sale:
Due within one year	$523	$806
Due after one year through five years	2,473	2,475
Due after five years through ten years	15,196	14,792
Due after ten years	52,444	52,409

	$70,636	$70,482

	Amortized Cost	Fair Value
	(In thousands)
Held to Maturity:
Due within one year	$—	$—
Due after one year through five years	—	—
Due after five years through ten years	2,004	1,926
Due after ten years	2,388	2,269

	$4,392	$4,195

The following tables show gross unrealized losses and fair values of investment securities, aggregated by investment category and length of time that the individual securities have been in a continuous unrealized loss position at December 31, 2013 and 2012. At December 31, 2013, the unrealized losses on available for sale securities related to 24 U.S. Agency obligations, 7 collateralized mortgage obligations, 17 mortgage backed securities, 7 state and municipalities, 8 SBA securities, and 3 corporate bonds. Included in the totals of available for sale securities with unrealized losses were 1 U.S. Agency obligation, 1 collateralized mortgage obligation, and 2 corporate bonds that had continuous unrealized losses for more than 12 months. At December 31, 2013 the unrealized loss on held to maturity securities related to 5 U.S. Agency obligations, 1 mortgage backed security, and 3 state and municipalities. At December 31, 2013 and December 31,

TRUSTATLANTIC FINANCIAL CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2013 and 2012

2012 there were no unrealized losses on held to maturity securities with continuous losses for more than 12 months. The unrealized losses relate to debt securities that have incurred fair value reductions due to higher market interest rates and other prevailing market conditions, such as liquidity, since the securities were purchased. The unrealized losses are not likely to reverse unless and until the market changes revert to the conditions and levels that existed when the securities were purchased.

	Less Than 12 Months		12 Months or Greater		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(In thousands)
December 31, 2013
Securities available for sale:
U.S. Agency Obligations	$7,686	$406	$299	$1	$7,985	$407
Collateralized mortgage obligations	5,491	237	72	—	5,563	237
Mortgage backed securities	15,848	447	—	—	15,848	447
State and municipalities	3,218	203	—	—	3,218	203
SBA securities	6,122	390	—	—	6,122	390
Corporate bonds	340	11	643	103	983	114

Total available for sale securities	$38,705	$1,694	$1,014	$104	$39,719	$1,798

Securities held to maturity:
U.S. Agency Obligations	$1,395	$105	$—	$—	$1,395	$105
Mortgage backed securities	690	56	—	—	690	56
State and municipalities	774	68	—	—	774	68

Total held to maturity securities	$2,859	$229	$—	$—	$2,859	$229

	Less Than 12 Months		12 Months or Greater		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(In thousands)
Securities available for sale:
U.S. Agency Obligations	$596	$4	$—	$—	$596	$4
Collateralized mortgage obligations	671	21	—	—	671	21
Mortgage backed securities	743	—	—	—	743	—
State and municipalities	786	6	—	—	786	6
Corporate bonds	—	—	1,087	159	1,087	159

Total available for sale securities	$2,796	$31	$1,087	$159	$3,883	$190

Securities held to maturity:
U.S. Agency Obligations	$—	$—	$—	$—	$—	$—
Collateralized mortgage obligations:
Mortgage backed securities	—	—	—	—	—	—
State and municipalities	—	—	—	—	—	—

Total held to maturity securities	$—	$—	$—	$—	$—	$—

As described in Note A, the Company evaluated its investment securities with unrealized losses and determined that five of its six private residential CMOs (“Private CMOs”) and one corporate bond were other-than-temporarily-impaired. The Company then evaluated which portion of the OTTI was attributable to credit losses and as a result would be recognized into the Company’s net income. All of these six securities have ratings by a national credit rating agency below investment grade. The cash flows for these Private CMOs are derived from 15-30 year residential mortgages, the majority of which were originated between late 2005 and early 2007. We generally considered loss severities of 35-75% in our evaluation and used default and prepayment rates based on historical

TRUSTATLANTIC FINANCIAL CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2013 and 2012

trends for the individual security and loans of a comparable maturity. The loss severity rates considered such factors as loan to value ratios, remaining life of the loan and historical severity for similar loans.

The three Private CMOs below that have credit impairment are currently experiencing losses and the Company recognized OTTI credit impairment into income during prior years. Management believes that the net book value at the respective dates will be fully recovered. The remaining two Private CMOs and the corporate security are not experiencing any current losses, although management has determined the security has OTTI due to the significant downgrading of the investment rating and delinquencies of the underlying assets supporting the cash flows of the security. During 2013, one Private CMO which previously was determined to have OTTI was repaid in full and the Company experienced no loss of principal or interest.

Aggregate OTTI, prior to January 1, 2012, recognized into earnings for credit losses associated with the three remaining securities with credit impairment in the 2013 table below were approximately $100,000 as of December 31, 2013. The following table summarizes securities with OTTI as of December 31, 2013 and 2012 and related impairment losses recognized into earnings for the years then ended.

	Number of Securities	Par Value	Amortized Cost	Impairment to Earnings	Unrealized Gain (Loss)
	(Dollars in thousands)
2013
Private CMOs with credit impairment	3	$692	$521	$—	$141
Private CMOs without credit impairment	2	562	549	—	11
Corporate security without credit impairment	1	350	246	—	(71)

Total		$1,604	$1,316	$—	$81

2012
Private CMOs with credit impairment	3	$943	$771	$—	$118
Private CMOs without credit impairment	3	736	719	—	23
Corporate security without credit impairment	1	350	246	—	(71)

Total		$2,029	$1,736	$—	$70

The Company had pledged approximately $3.5 million of securities as of December 31, 2013 consisting of primarily agency and mortgage backed securities for public deposits and as collateral for other purposes.

TRUSTATLANTIC FINANCIAL CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2013 and 2012

Note D—Loans

Following is a summary of loans at December 31, 2013 and 2012:

	2013	2012
	Amount	Amount
	(In thousands)
Commercial real estate:
Construction and land development	$59,152	$55,024
Income producing and other commercial real estate	149,783	137,793

Total commercial real estate	208,935	192,817

Commercial and industrial	41,666	31,733

Consumer:
Secured by 1-4 family residential, secured by first deeds of trust	40,534	36,077
Secured by 1-4 family residential, secured by junior deeds of trust	23,109	21,994
Other consumer	434	546

Total consumer real estate	64,077	58,617

Total loans	314,678	283,167
Deferred loan costs	(544)	(518)
Allowance for loans losses	(6,228)	(6,116)

Net loans	$307,906	$276,533

Loans are primarily made in Wake and Pitt County, North Carolina. Real estate loans can be affected by the condition of the local commercial and residential real estate markets. Commercial and installment loans can be affected by the local economic conditions.

Related party loans

The Bank has granted loans to certain directors and executive officers of the Bank and their related interests. Such loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other borrowers and, in management’s opinion, do not involve more than the normal risk of collectability. All loans to directors and executive officers or their interests are submitted to the Board of Directors for approval. A summary of loans to directors, executive officers and their related interests follows:

(In thousands)
Loans to directors and officers
as a group at December 31, 2012	$10,433
Disbursements during 2013	—
Amounts collected during 2013	(3,771)

Loans to directors and officers
as a group at December 31, 2013	$6,662

Impaired loans

Impaired loans totaled $8.1 million and $11.9 million at December 31, 2013 and 2012, respectively. Included in the $8.1 million at December 31, 2013 is $6.2 million of loans classified as troubled debt restructurings (“TDRs”). Included in the $11.9 million at December 31, 2012 is $8.2 million of loans classified as TDRs.

TRUSTATLANTIC FINANCIAL CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2013 and 2012

The following table provides information on performing and nonperforming restructures for the year ended December 31, 2013:

	Number of Contracts	2013
	(In thousands)
Performing restructurings:
Commercial real estate:
Construction and land development	3	$1,609
Income producing and other commercial real estate	1	110
Commercial and industrial	2	415
Consumer:
Secured by 1-4 family residential, secured by first deeds of trust	2	1,260
Secured by 1-4 family residential, secured by junior deeds of trust	3	209
Other consumer	—	—

Total performing restructuring	11	3,603

Nonperforming restructurings:
Commercial real estate:
Construction and land development	2	129
Income producing and other commercial real estate	2	2,414
Commercial and industrial	—	—
Consumer:
Secured by 1-4 family residential, secured by first deeds of trust	1	70
Secured by 1-4 family residential, secured by junior deeds of trust	—	—
Other consumer	—	—

Total nonperforming restructuring	5	2,613

Total restructuring	16	$6,216

TRUSTATLANTIC FINANCIAL CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2013 and 2012

The following table provides information on performing and nonperforming restructures for the year ended December 31, 2012:

	Number of Contracts	2012
	(In thousands)
Performing restructurings:
Commercial real estate:
Construction and land development	3	$2,2,45
Income producing and other commercial real estate	1	117
Commercial and industrial	1	377
Consumer:
Secured by 1-4 family residential, secured by first deeds of trust	2	1,282
Secured by 1-4 family residential, secured by junior deeds of trust	4	313
Other consumer	—	—

Total performing restructuring	11	4,334

Nonperforming restructurings:
Commercial real estate:
Construction and land development	5	719
Income producing and other commercial real estate	5	3,138
Commercial and industrial	—	—
Consumer:
Secured by 1-4 family residential, secured by first deeds of trust	—	—
Secured by 1-4 family residential, secured by junior deeds of trust	—	—
Other consumer	—	—

Total nonperforming restructuring	10	3,857

Total restructuring	21	$8,191

During the year ended December 31, 2013, the Bank modified two loans that were considered to be TDRs. The Bank extended the terms for both of these loans. No other material terms were modified for any of these loans. The following table is a summary of information related to loan modifications during 2013:

	Number of Contracts	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment
	(Dollars In thousands))
Modifications for the period ended December 31, 2013
Commercial real estate:
Construction and land development	—	$—	$—
Income producing and other commercial real estate	—	—	—
Commercial and industrial	1	165	165
Consumer:
Secured by 1-4 family residential, secured by first deeds of trust	1	89	70
Secured by 1-4 family residential, secured by junior deeds of trust	—	—	—
Other consumer	—	—	—

Total Troubled Debt Restructurings	2	$254	$235

TRUSTATLANTIC FINANCIAL CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2013 and 2012

During the year ended December 31, 2012, the Bank modified six loans that were considered to be TDRs. The Bank extended the terms for all of these loans. No other material terms were modified for any of these loans. The following table is a summary of information related to loan modifications during 2012:

	Number of Contracts	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment
	(Dollars In thousands))
Modifications for the period ended December 31, 2012
Commercial real estate:
Construction and land development	1	$118	$98
Income producing and other commercial real estate	4	3,905	3,081
Commercial and industrial	—	—	—
Consumer:
Secured by 1-4 family residential, secured by first deeds of trust	—	—	—
Secured by 1-4 family residential, secured by junior deeds of trust	1	35	35
Other consumer	—	—	—

Total Troubled Debt Restructurings	6	$4,058	$3,214

There were not any troubled debt restructurings modified during that year that subsequently defaulted in the years ending December 31, 2013 and December 13, 2012.

Interest is not typically accrued on loans where impairment exists. For loans classified as TDRs, the Company further evaluates the loans as performing or non-performing. If, at the time of restructure, it is determined that no impairment exists, the loan will be classified as performing. At December 31, 2013 and 2012, $3.6 million and $4.3 million of TDRs were accruing interest as they were classified as performing. Interest income recognized on performing TDRs was $193,000 and $234,000 for the years ended December 31, 2013 and 2012, respectively.

TRUSTATLANTIC FINANCIAL CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2013 and 2012

In order to quantify the value of impairment, the Company evaluates impaired loans individually. The detail of loans evaluated for impairment at December 31, 2013 is presented below:

	Recorded Investment	Unpaid Contractual Principal Balance	Allocated Allowance
	(In thousands)
December 31, 2013
Loans without a specific valuation allowance:
Commercial real estate:
Construction and land development	$2,909	$2,909	$—
Income producing and other commercial real estate	2,660	2,660	—
Commercial and industrial	—	—	—
Consumer:
Secured by 1-4 family residential, secured by first deeds of trust	88	100	—
Secured by 1-4 family residential, secured by junior deeds of trust	84	84	—
Other consumer	—	—	—
Loans with a specific valuation allowance:
Commercial real estate:
Construction and land development	415	422	117
Income producing and other commercial real estate	98	98	62
Commercial and industrial	415	415	162
Consumer:
Secured by 1-4 family residential, secured by first deeds of trust	1,241	1,241	235
Secured by 1-4 family residential, secured by junior deeds of trust	165	266	139
Other consumer	—	—	—

Total	$8,075	$8,195	$715

TRUSTATLANTIC FINANCIAL CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2013 and 2012

In 2012, the Company had $11.9 million of impaired loans. The detail of loans evaluated for impairment as of December 31, 2012 is presented below:

	Recorded Investment	Unpaid Contractual Principal Balance	Allocated Allowance
	(In thousands)
December 31, 2012
Loans without a specific valuation allowance:
Commercial real estate:
Construction and land development	$4,244	$4,870	$—
Income producing and other commercial real estate	3,402	4,222	—
Commercial and industrial	—	163	—
Consumer:
Secured by 1-4 family residential, secured by first deeds of trust	19	19	—
Secured by 1-4 family residential, secured by junior deeds of trust	430	492	—
Other consumer	—	—	—
Loans with a specific valuation allowance:
Commercial real estate:
Construction and land development	1,055	1,055	278
Income producing and other commercial real estate	102	102	62
Commercial and industrial	377	377	147
Consumer:
Secured by 1-4 family residential, secured by first deeds of trust	1,994	1,994	296
Secured by 1-4 family residential, secured by junior deeds of trust	251	251	161
Other consumer

Total	$11,874	$13,545	$944

The average recorded investment balance of impaired loans and interest income recognized during 2013 and 2012 is as follows:

	Average Recorded Investment	Interest Income Recognized
	(In thousands)
December 31, 2013
Commercial real estate:
Construction and land development	$4,786	$266
Income producing and other commercial real estate	2,875	24
Commercial and industrial	446	32
Consumer:
Secured by 1-4 family residential, secured by first deeds of trust	1,302	56
Secured by 1-4 family residential, secured by junior deeds of trust	342	16
Other consumer	—	—

Total loans	$9,751	$394

TRUSTATLANTIC FINANCIAL CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2013 and 2012

	Average Recorded Investment	Interest Income Recognized
	(In thousands)
December 31, 2012
Commercial real estate:
Construction and land development	$6,126	$248
Income producing and other commercial real estate	3,890	22
Commercial and industrial	533	37
Consumer:
Secured by 1-4 family residential, secured by first deeds of trust	2,185	112
Secured by 1-4 family residential, secured by junior deeds of trust	629	18
Other consumer	—	—

Total loans	$13,363	$437

When the Bank cannot reasonably expect full and timely repayment of a loan, it is placed on non-accrual. The Bank will continue to track the contractual interest for purposes of customer reporting and any potential litigation or later collection of the loan but accrual of interest for the Bank’s financial statement purposes is to be discontinued. Subsequent payments of interest can be recognized as income on a cash basis provided that full collection of principal is expected. Otherwise, all payments received are to be applied to principal only. At the time of non-accrual, past due or accrued interest is reversed from income.

Loans over 90 days past due will automatically be placed on non-accrual. Loans that are less delinquent may also be placed on non-accrual if full collection of principal and interest is unlikely.

The following table presents the recorded investment in non-accrual and loans past due more than 90 days still accruing by portfolio segment as of December 31, 2013 and 2012:

	Nonaccrual		Loans Past Due Over 90 Days Still Accruing
	2013	2012	2013	2012
	(In thousands)
Commercial real estate:
Construction and land development	$102	$1,310	$—	$—
Income producing and other commercial real estate	2,200	2,972	—	—
Commercial and industrial	—	—	—	—
Consumer:
Secured by 1-4 family residential, secured by first deeds of trust	69	35	—	—
Secured by 1-4 family residential, secured by junior deeds of trust	40	364	—	—
Other consumer	—	—	—	—

Total	$2,411	$4,681	$—	$—

If interest had been earned on non-accrual loans, such income would have approximated $197,000 and $434,000 for the years ended December 31, 2013 and 2012, respectively.

TRUSTATLANTIC FINANCIAL CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2013 and 2012

The following table presents the aging of recorded investment in past due loans as of December 31, 2013 and 2012 by portfolio segment:

	30-59 Days Past Due	60-89 Days Past Due	Greater than 90 Days Past Due	Total Past Due	Nonaccrual	Current	Total Loans
	(In thousands)
December 31, 2013
Commercial real estate:
Construction and land development	$—	$—	$—	$—	$102	$59,050	$59,152
Income producing and other commercial real estate	111	—	—	111	2,200	147,472	149,783
Commercial and industrial	—	—	—	—	—	41,666	41,666
Consumer:
Secured by 1-4 family residential, secured by first deeds of trust	—	—	—	—	69	40,465	40,534
Secured by 1-4 family residential, secured by junior deeds of trust	198	—	—	198	40	22,871	23,109
Other consumer	—	—	—	—	—	434	434

Total	$309	$—	$—	$309	$2,411	$311,958	$314,678

December 31, 2012
Commercial real estate:
Construction and land development	$—	$—	$—	$—	$1,310	$53,714	$55,024
Income producing and other commercial real estate	—	37	—	37	2,972	134,784	137,793
Commercial and industrial	—	—	—	—	—	31,733	31,733
Consumer:
Secured by 1-4 family residential, secured by first deeds of trust	19	—	—	19	35	36,023	36,077
Secured by 1-4 family residential, secured by junior deeds of trust	141	130	—	271	364	21,359	21,994
Other consumer	—	—	—	—	—	546	546

Total	$160	$167	$—	$327	$4,681	$278,159	$283,167

Credit Quality Indicators

As part of the on-going monitoring of the credit quality of the Company’s loan portfolio, management examines certain credit quality indicators which consider the risk of performance, overall portfolio quality utilizing weighted-average risk rating, general economic factors, net charge-offs, non- performing loans and the level of classified loans. All loans risk rated “substandard”, “doubtful” and “loss” are reviewed on an individual basis for probable losses.

A description of our credit quality indicators follows:

Pass—loans with acceptable credit quality and moderate risk.

Watch—This grade is intended to be temporary and includes loans (1) where borrower’s ability to repay from primary repayment source is marginally adequate but is not clearly sufficient and (2) loan is currently performing as contractually agreed and (3) secondary repayment sources such as guarantees, are clearly sufficient to protect against risk of principal and income loss.

Substandard—These loans have a well defined weakness where the accrual of interest has not been stopped. The defined weakness may make default or principal exposure a distinct possibility that a loss could be sustained if the weakness is not corrected. These loans are no longer considered

TRUSTATLANTIC FINANCIAL CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2013 and 2012

to be adequately protected due to the borrower’s declining net worth, lack of earnings capacity, declining collateral margins or unperfected collateral positions.

Doubtful—These loans have all the weakness of substandard plus the added characteristic that the weaknesses make collection or liquidation in full on the basis of currently existing facts, conditions and values, highly questionable and improbable.

Loss—These loans are considered uncollectable and of such little value that their continuance as a bankable asset is not warranted. This classification does not mean that the asset has absolutely no recovery or salvage value, but rather that it is not practical or desirable to defer writing off this worthless loan even though partial recovery may be effected in the future.

As of December 31, and based on the most recent analysis performed, the risk category of loans is as follows:

	Risk Grade
	Pass	Watch	Substandard	Doubtful	Loss	Total
	(In thousands)
Balance at December 31, 2013
Commercial real estate:
Construction and land development	$51,107	$5,572	$2,473	$—	$—	$59,152
Income producing and other commerical real estate	137,524	9,167	3,092	—	—	149,783
Commercial and industrial loans	38,193	3,308	165	—	—	41,666
Consumer:
Secured by 1-4 family residential, secured by first deeds of trust	39,052	171	1,311	—	—	40,534
Secured by 1-4 family residential, secured by junior deeds of trust	22,660	284	165	—	—	23,109
Other Consumer	434	—	—	—	—	434

Total	$288,970	$18,502	$7,206	$—	$—	$314,678

	Risk Grade
	Pass	Watch	Substandard	Doubtful	Loss	Total
	(In thousands)
Balance at December 31, 2012
Commercial real estate:
Construction and land development	$47,702	$3,384	$3,938	$—	$—	$55,024
Income producing and other commerical real estate	128,359	5,587	3,847	—	—	137,793
Commercial and industrial loans	31,338	377	18	—	—	31,733
Consumer:
Secured by 1-4 family residential, secured by first deeds of trust	33,850	233	1,994	—	—	36,077
Secured by 1-4 family residential, secured by junior deeds of trust	20,993	311	690	—	—	21,994
Other Consumer	546	—	—	—	—	546

Total	$262,788	$9,892	$10,487	$—	$—	$283,167

TRUSTATLANTIC FINANCIAL CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2013 and 2012

Note E—Allowance for Loan Losses

An analysis of the allowance for loan losses for the years ended December 31, 2013 and 2012 are as follows:

	Commercial real estate		Commercial & Industrial	Consumer			Total Loans
	Construction and Land Development	Income producing and other commercial real estate		Secured by 1-4 family residential, secured by first deeds of trust	Secured by 1-4 family residential, secured by junior deeds of trust	Other Consumer
	(In thousands)
Balance at January 1, 2012	$1,981	$2,674	$583	$655	$390	$31	$6,314
Provision for loan losses	561	948	50	87	622	(5)	2,263
Loans charged off	(1,136)	(824)	(163)	(140)	(323)	(4)	(2,590)
Recoveries	83	—	—	40	6	—	129

Net chargeoffs	(1,053)	(824)	(163)	(100)	(317)	(4)	(2,461)
Balance at Dec. 31, 2012	1,489	2,798	470	642	695	22	6,116
Provision for loan losses	(170)	73	129	32	112	(11)	165
Loans charged off	(86)	(55)	—	(12)	(108)	—	(261)
Recoveries	128	25	2	1	50	2	208

Net chargeoffs	42	(30)	2	(11)	(58)	2	(53)

Balance at Dec. 31, 2013	$1,361	$2,841	$601	$663	$749	$13	$6,228

The allowance for probable loan losses is a reserve established through a provision for probable loan losses charged to expense for estimated loan losses inherent in the loan portfolio. The allowance is maintained at a level which management considers adequate to provide for probable loan losses based on our assessment of various factors affecting the loan portfolio. Additional information regarding the Company’s policies and methodology used to estimate the allowance for possible loans losses is presented in Note A—Summary of Significant Accounting Policies.

The balance in the allowance for loan losses and the recorded investment in loans by portfolio segment and by class and based on the impairment method as of December 31, 2013 and 2012 were as follows:

TRUSTATLANTIC FINANCIAL CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2013 and 2012

	Commercial real estate		Commercial & Industrial	Consumer			Total Loans
	Construction and Land Development	Income producing and other commercial real estate		Secured by 1-4 family residential, secured by first deeds of trust	Secured by 1-4 family residential, secured by junior deeds of trust	Other Consumer
	(In thousands)
December 31, 2013
Allowance for Loan Losses:
Individually evaluated for impairment	$117	$62	$162	$235	$139	$—	$715
Collectively evaluated for impairment	1,244	2,779	439	428	610	13	5,513

Total ending allowance	$1,361	$2,841	$601	$663	$749	$13	$6,228

Loans:
Individually evaluated for impairment	$3,324	$2,758	$415	$1,329	$249	$—	$8,075
Collectively evaluated for impairment	55,828	147,025	41,251	39,205	22,860	434	306,603

Total loans	$59,152	$149,783	$41,666	$40,534	$23,109	$434	$314,678

December 31, 2012
Allowance for Loan Losses:
Individually evaluated for impairment	$278	$62	$147	$296	$161	$—	$944
Collectively evaluated for impairment	1,211	2,736	323	346	534	22	5,172

Total ending allowance	$1,489	$2,798	$470	$642	$695	$22	$6,116

Loans:
Individually evaluated for impairment	$5,299	$3,504	$377	$2,013	$681	$—	$11,874
Collectively evaluated for impairment	49,725	134,289	31,356	34,064	21,313	546	271,293

Total loans	$55,024	$137,793	$31,733	$36,077	$21,994	$546	$283,167

Note F—Bank Premises and Equipment

Following is a summary of bank premises and equipment at December 31, 2013 and 2012:

	2013	2012
	(In thousands)
Land	$294	$875
Buildings and leasehold improvements	2,585	2,443
Furniture and equipment	1,422	1,330
Construction in process	—	43

Sub-total	4,301	4,691
Less accumulated depreciation and amortization	(1,900)	(1,532)

	$2,401	$3,159

TRUSTATLANTIC FINANCIAL CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2013 and 2012

Depreciation and amortization amounting to $365,000 and $387,000 for the years ended December 31, 2013 and 2012 are included in occupancy and equipment expense.

Note G—Deposits

At December 31, 2013, the scheduled maturities of time deposits are as follows:

(In thousands)
2014	$68,256
2015	30,047
2016	21,523
2017	35,006
2018 and thereafter	18,913

$173,745

At December 31, 2013 and 2012 time deposits in denominations of $100,000 or more were $116.6 million and $121.4 million respectively. Interest expense on time deposits in denominations of $100,000 or more were $1.8 million in 2013 and $2.3 million in 2012.

Note H—Borrowings

Short-Term Borrowings

Securities sold under agreements to repurchase, which are classified as secured borrowings, generally mature within one to four days from the transaction date. Securities sold under agreements to repurchase are reflected at the amount of cash received in connection with the transaction. The Bank may be required to provide additional collateral based on the fair value of the underlying securities.

Federal funds purchased generally mature within one to four days from the transaction date. The Bank has approved fed fund lines with several institutions totaling approximately $30.9 million of which the entire amount remains unused at December 31, 2013.

Borrowings from Federal Reserve Bank

The Bank had pledged a blanket lien on its eligible construction and development, land and commercial and industrial loans to collateralize borrowings from the Federal Reserve Bank (“FRB”). The Bank had approximately $59.5 million of remaining available borrowing at December 31, 2013 based on eligible collateral.

Federal Home Loan Bank Advances

The Bank is a member of the FHLB. At December 31, 2013, the Bank had pledged a blanket lien on its eligible one to four family mortgage loans, commercial mortgages and home equity lines of credit to collateralize borrowings from the FHLB. These lines are subject to annual renewal and are at varying interest rates.

TRUSTATLANTIC FINANCIAL CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2013 and 2012

At December 31, 2013, the scheduled maturities of the Borrowings, all of which were FHLB advances were as follows:

	Balance	Weighted Average Rate
	(In thousands)
2014	$4,200	0.46%

Total	$4,200	0.46%

Interest expense on FHLB borrowings were $23,000 and $29,000 for the years ended December 31, 2013 and 2012, respectively. The Bank had approximately $32.1 million available for borrowing at December 31, 2013 based on eligible collateral.

Note I—Leases

The Bank has entered into non-cancelable operating leases for its corporate office and certain branch locations of up to ten years. The facility leases also contain renewal options of 6 months to 10 years which are excluded from the future minimum lease payments. The Bank subleases certain office space to outside parties. Future minimum lease payments under these leases and sublease receipts for the years ending December 31 are as follows:

	Lease Payments	Sublease Receipts
	(In thousands)
2014	$881	$42
2015	885	—
2016	890	—
2017	807	—
2018	684	—
Thereafter	1,667	—

Total	$5,814	$42

The Bank leases a branch office in Raleigh under an operating lease with a company whose owners and principals include a director of the Company and Bank. The lease is for an initial ten year term expiring March 1, 2018, with annual rental payments ranging from $43,200 to $50,400 over the term of the lease. Upon maturity, the Company has two five year renewal options.

Total rent expense for the years ended December 31, 2013 and 2012 amounted to $848,000 and $702,000, respectively. Total rental income under the sublease for the years end December 31, 2013 and 2012 was $85,000 and $83,000, respectively.

Note J—Employee Benefit Plans

401(k) Retirement Plan

The Bank has adopted a 401(k) retirement plan that covers all eligible employees. The Bank’s contribution is limited to 5% of each employee’s salary. Matching contributions are funded when accrued. Matching expenses totaled $151,000 and $132,000 for the years ended December 31, 2013 and 2012, respectively.

Stock Option Plans

During 2007 the Company adopted, with shareholder approval, the TrustAtlantic Financial Corporation 2006 Stock Incentive Plan. The plan made available options to purchase 650,000 shares

TRUSTATLANTIC FINANCIAL CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2013 and 2012

of the Company’s common stock. The plan allows for the issuance of incentive stock options, non-qualified stock options, restricted stock units, performance unit awards and stock appreciation rights.

Options granted under the plan become exercisable in accordance with the vesting schedule specified in the stock option agreements which is generally three to five years except for options issued with specific performance criteria. All options have satisfied performance criteria and vested. All unexercised options expire ten years after the date of grant.

A summary of the transactions for the Company’s option plans as of and for the year ended December 31, 2013 and 2012, including the weighted average exercise price (“WAEP”) is as follows:

	2013			2012
	Available for Future Grants	Shares	WAEP	Available for Future Grants	Shares	WAEP
Outstanding at beginning of year	258,250	391,750	$9.35	258,250	391,750	$9.35
Options authorized	—	—	—	—	—	—
Granted	—	—	—	—	—	—
Exercised	—	—	—	—	—	—
Expired and forfeited	—	—	—	—	—	—

Outstanding at end of year	258,250	391,750	$9.35	258,250	391,750	$9.35

Options exercisable at year-end		391,750	$9.35		267,510	$9.36

The expected life of these options is based on evaluations of expected future employee exercise behavior. The risk-free interest rate is based on the U.S. Treasury rates at the date of grant with maturity dates approximately equal to the expected life of the grant. Volatility is based on the historical volatility of certain public entities whose operations are similar to those of the Company, as the Company does not possess sufficient historical transactions of its own shares on which to base expected volatility. The Company has not issued dividends since the date of inception.

There were no options granted in 2013 and 2012.

The following table summarizes information about the Company’s stock options at December 31, 2013:

Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life in Years	Number Exercisable
$10.00	306,750	3.41	306,750
$7.00	85,000	6.95	85,000

	391,750		391,750

At December 31, 2013 and December 31, 2012, there was no aggregate intrinsic value of options outstanding and exercisable.

As of December 31, 2013, the Company did not have any unrecognized compensation expense related to the Company’s stock option plans. If this cost had existed then it would have been recognized over a weighted average period of approximately 2 years.

Supplemental Retirement Plan

During 2012, the Company and Bank established the TrustAtlantic Supplemental Retirement Plan (“SERP”) for the benefit of certain executive officers. Under the SERP, the participants receive 25% of their salary for a period of fifteen years of retirement. The benefits vest over twelve years with five years of service required before any amount is vested. At December 31, 2013 and December 31 2012, there were five participants in the SERP and expense amounted to $302,000 and

TRUSTATLANTIC FINANCIAL CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2013 and 2012

$275,000, respectively. For years ended December 31, 2013 and 2012, approximately $253,000 and $261,000 of the expense recorded related to service and prior service cost.

The plan is an unfunded plan and utilized the following assumptions:

Discount rate:	5.50%
Rate of annual compensation increase:	0%–1.50%

Note K—Income Taxes

Allocation of federal and state income tax expense (benefit) between current and deferred portions for the year ended December 31 is as follows:

	2013	2012
	(In thousands)
Current	$2,212	$—
Deferred	9	1,097
Decrease in Valuation Allowance	(35)	(4,007)

	$2,186	$(2,910)

A reconciliation of income tax expense (benefit) computed at the statutory federal income tax rate to income tax expense included in the consolidated statements of operations is as follows:

	2013	2012
	(In thousands)
Tax computed at Federal statutory rate of 34%	$1,978	$970
Effect of state income taxes	359	133
Tax exempt income	(118)	(86)
Valuation allowance deferred taxes	(35)	(4,007)
Other	2	80

	$2,186	$(2,910)

TRUSTATLANTIC FINANCIAL CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2013 and 2012

The components of the net deferred tax asset, included in other assets, are as follows as of December 31, 2013 and 2012, respectively:

	2013	2012
	(In thousands)
Deferred tax assets:
Allowance for loan losses	$1,594	$1,612
Stock options and awards	214	222
Nonqualified retirement plans	215	106
Carrying value of other real estate owned	100	83
Net unrealized losses on AFS securities	58	—
Investment writedowns and reserves AFS	72	77
Interest on nonaccrual loans	99	72
Net operating loss carry forwards	614	953
Other	214	33

Total deferred tax assets	3,180	3,158

Valuation allowance	(97)	(132)

Total deferred tax assets	3,083	3,026

Deferred tax liabilities:
Depreciation	64	97
Net unrealized gain on AFS securities	—	1,019
Other	10	19

Total deferred tax liabilities	74	1,135

Net recorded deferred tax asset (liability)	$3,009	$1,891

A valuation allowance is provided when it is more likely than not that some portion of the deferred tax assets will not be realized. In management’s opinion, based on the pre-tax earnings of the Company over the last three years, the forecasted future earnings, increases in pre-tax income and stabilized asset quality that it is more likely than not that the Company will substantially realize all of its deferred tax assets. The Company continues to maintain a valuation allowance principally on the deferred tax assets of the parent company for state income tax purposes.

The Company adjusted its net deferred tax asset as a result of reductions in the North Carolina corporate income tax rates that were enacted July 23, 2013, and will become effective January 1, 2014 and January 1, 2015. The lower tax rate resulted in a reduction in the net deferred tax asset in 2013 and an increase in current period income tax expense for the year ended December 31, 2013.

The Company has federal net operating loss carry forwards of approximately $1.5 million and state net operating loss carry forwards of approximately $1.9 million available to offset taxable income expiring through December 31, 2033.

As of December 31, 2013 and 2012, there were no significant uncertain tax positions. The amount of uncertain tax positions may increase or decrease in the future for various reasons including adding amounts for current tax positions, expiration of open tax returns due to status of limitations, changes in management’s judgment about the level of uncertainty, status examinations, litigation and legislative activity. Interest and penalties, if any, related to uncertain tax positions are reported in income tax expense in the Consolidated Statements of Operations. The Company is no longer subject to U.S. federal, state and local income tax examinations by tax authorities for years ended December 31, 2009 and earlier.

TRUSTATLANTIC FINANCIAL CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2013 and 2012

Note L—Regulatory Matters

The Company (on a consolidated basis) and the Bank are subject to various regulatory requirements, including capital requirements, administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company’s and Bank’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Prompt corrective action provisions are not applicable to bank holding companies.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the following table) of total and Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 2013, that the Bank met all capital adequacy requirements to which they are subject.

As of December 31, 2013, the Bank’s most recent notification from the Federal Deposit Insurance Corporation categorized TrustAtlantic Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, an institution must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the following tables. There are no conditions or events since the notification that management believes have changed the Bank’s category.

The Bank’s actual capital amounts and ratios as of December 31, 2013 and 2012 are presented in the table below.

	Actual		Minimum Requirements To Be:
			Adequately Capitalized		Well Capitalized
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollars in thousands)
2013
Total Capital (to Risk Weighted Assets) Bank	$45,043	14.0%	$25,827	8.0%	$32,284	10.0%
Tier I Capital (to Risk Weighted Assets) Bank	40,858	12.7%	12,914	4.0%	19,371	6.0%
Tier I Capital (to Average Assets) Bank	40,858	9.7%	16,940	4.0%	21,175	5.0%
2012
Total Capital (to Risk Weighted Assets) Bank	$41,227	14.4%	$22,964	8.0%	$28,706	10.0%
Tier I Capital (to Risk Weighted Assets) Bank	37,607	13.1%	11,482	4.0%	17,223	6.0%
Tier I Capital (to Average Assets) Bank	37,607	10.3%	14,635	4.0%	18,294	5.0%

Note M—Off-Balance Sheet Risk

The Bank is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheet. The contract or notional amounts of those instruments reflect the extent of involvement the Bank has in particular classes of financial instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments. The Company maintains a reserve for off-balance sheet losses which as of December 31, 2013 and 2012 was approximately $60,000 and $60,000, respectively.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of conditions established in the contract. Commitments generally have fixed expiration

TRUSTATLANTIC FINANCIAL CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2013 and 2012

dates or other termination clauses and may require payment of a fee. Since some of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer’s creditworthiness on a case- by-case basis. The amount of collateral obtained, if deemed necessary by the Bank, upon extension of credit is based on management’s credit evaluation of the borrower. Collateral obtained varies but may include real estate, stocks, bonds, and certificates of deposit.

A summary of the contract amounts of the Bank’s exposure to off-balance sheet credit risk as of December 31, 2013 and 2012 are as follows (amounts in thousands):

	2013	2012
Financial instruments whose contract amounts represent credit risk:
Commitments to extend credit	$49,539	$32,749
Standby letters of credit	2,222	2,240
Commitment to invest in Small Business Investment Corporations	588	400

Note N—Fair Value of Financial Instruments

Fair value is a market-based measurement and is defined as the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date. The transaction to sell the asset or transfer the liability is a hypothetical transaction at the measurement date, considered from the perspective of a market participant that holds the assets or owes the liability. In general, the transaction price will equal the exit price and, therefore, represent the fair value of the asset or liability at initial recognition. In determining whether a transaction price represents the fair value of the asset or liability at initial recognition, each reporting entity is required to consider factors specific to the transaction and the asset or liability, the principal or most advantageous market for the asset or liability, and market participants with whom the entity would transact in the market.

In order to determine the fair value or the exit price, entities must determine the unit of account, highest and best use, principal market, and market participants. These determinations allow the reporting entity to define the inputs for fair value and level of hierarchy.

Outlined below is the application of the fair value hierarchy established by ASC 820 to the Company’s financial assets that are carried at fair value.

Level 1—Valuations based on quoted prices (unadjusted) for identical assets or liabilities in active markets. An active market for the asset or liability is a market in which the transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2—Valuations based on quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument. Valuations are obtained from third party services for similar or comparable assets or liabilities.

Level 3—Valuations are based on inputs that are unobservable and significant to the fair value measurement. Valuations are derived from other valuation methodologies, including discounted cash flow models and similar techniques, and not based on market exchange, dealer or brokered traded transactions. Level 3 valuations incorporate certain assumptions and projections in determining the fair value assigned to such assets or liabilities.

Fair Value on a Recurring Basis

The Company measures certain assets at fair value on a recurring basis, as described below.

TRUSTATLANTIC FINANCIAL CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2013 and 2012

Investment Securities Available-for-Sale

Investment securities AFS are recorded at fair value on a recurring basis. Fair value measurement is based upon quoted prices, if available. If quoted prices are not available, fair values are measured using independent pricing models or other model-based valuation techniques such as the present value of future cash flows, adjusted for the security’s credit rating, prepayment assumptions and other factors such as credit loss assumptions.

The types of instruments valued based on quoted market prices in active markets include, but not limited to, all of the Company’s U.S. government and agency securities. Such instruments are generally classified with Level 1 or Level 2 of the fair value hierarchy. The Company’s mortgage-backed securities and more liquid non-agency mortgage-backed securities are valued using Level 2 methodology. Level 3 valuations are for instruments that are not traded in active markets or are subject to transfer restrictions, and may be adjusted to reflect illiquidity and/or non-transferability. Generally Level 3 valuations are substantiated by estimated cash flows from the investment and estimated current market interest rates for similar securities. In the absence of such evidence, management’s best estimate is used. Such instruments in this category include certain corporate debt securities.

The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unoberservable inputs. Additional information about the fair value of Securities AFS are contained in Note C.

Derivatives

Derivative instruments include interest rate swaps and are valued using models developed by third-party providers. This type of derivative is classified as Level 2 within the hierarchy.

As of December 31, 2013, Level 1 securities consist of two publicly traded equity securities and Level 3 securities consist of three thinly traded corporate securities. Below is a table that presents information about assets and liabilities measured at fair value on a recurring basis at December 31, 2013 and 2012:

Description	Total Carrying Amount in the Consoldated Balance Sheet	Assets/ (Liabilities) Measured at Fair value	Fair Value Measurements Using
			Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
December 31, 2013
Securities available for sale	$70,842	$70,842	$806	$69,033	$643
December 31, 2012
Securities available for sale	$58,152	$58,152	$304	$56,761	$1,087

The following table presents additional information about Level 3 investment securities measured at fair value on a recurring basis for the year ended December 31, 2013.

	Beginning Balance	Net Transfers In and/or (Out) of Level 3	Total Unrealized Gains or (Losses)	Total Realized Gains or (Losses)	Ending Balance
Securities available for sale:
Corporate bonds	$1,087	$(456)	$12	$—	$643

	$1,087	$—	$12	$—	$643

Fair Value on a Nonrecurring Basis

The Company measures certain assets at fair value on a nonrecurring basis, as described below.

TRUSTATLANTIC FINANCIAL CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2013 and 2012

Loans

The Company does not record loans at fair value on a recurring basis. However, from time to time, a loan is considered impaired and an allowance for loan losses is established. Loans for which it is probable that payment of interest and principal will not be made in accordance with the contractual terms of the loan agreement are considered impaired. Once a loan is identified as individually impaired, management measures impairment. The fair value of impaired loans is estimated using one of several methods, including collateral value, market value of similar debt, enterprise value, liquidation value and discounted cash flows.

Those impaired loans not requiring an allowance represent loans for which the fair value of the expected repayments or collateral exceed the recorded investments in such loans. Impaired loans were evaluated based on the realizable fair value of the collateral for collateral dependent impaired loans and the cash flow method was used for all other impaired loans. Impaired loans where an allowance is established based on the realizable fair value of collateral require classification in the fair value hierarchy. When the fair value of the collateral is based on an observable market price or a current appraised value, the Company records the impaired loan as Level 2. When current appraised value is not available or management determines the fair value of the collateral is further impaired below the appraised value and there is no observable market price, the Company records the impaired loan as Level 3. The unobservable inputs include collateral discounts in range of 0-35% of appraised value as well as cost of sells rate in a range from 0-11%.

Foreclosed Assets

Other real estate, which includes foreclosed assets, is adjusted to fair value upon transfer of loans and premises to other real estate. Subsequently, other real estate is carried at the lower of carrying value or fair value. Fair value is based upon independent market prices, appraised values of the collateral or management’s estimation of the value of the collateral. When the fair value of the collateral is based on an observable market price or a current appraised value, the Company records other real estate as nonrecurring Level 2. When an appraised value is not available or management determines the fair value of the collateral is further impaired below the appraised value and there is no observable market price, the Company classifies other real estate as on Level 3. The unobservable inputs include collateral discounts in range from 0-35% of appraised values as well as cost of sells rate in a range from 6-11%. The valuation techniques for Level 3 other real estate are consistent with techniques used in prior periods.

Below is a table that presents information about assets at fair value on a nonrecurring basis as of December 31, 2013 and 2012:

Description	Assets/ (Liabilities) Measured at Fair value	Fair Value Measurements Using
		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(In thousands)
December 31, 2013
Impaired loans	$1,688	$—	$—	$1,688
Foreclosed assets	2,205	—	—	2,205
December 31, 2012
Impaired loans	$6,610	$—	$—	$6,610
Foreclosed assets	1,086	—	—	1,086

ASC Topic 825 (Financial Instruments) requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on

TRUSTATLANTIC FINANCIAL CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2013 and 2012

estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows.

In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. ASC Topic 825 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Bank. In addition to the valuation methods previously described for investments available for sale and derivatives, the following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

Cash and Due from Banks and Fed Funds and Short-term Investments

The carrying amounts for cash and due from banks approximate fair value because of the short maturities of those instruments.

Investment Securities

Fair values for investment securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments or other methods.

Federal Home Loan Bank Stock

The carrying value of FHLB stock approximates fair value based on the redemption provisions of the FHLB and as such, there was no impairment at December 31, 2013.

Bank owned life insurance (“BOLI”)

The carrying value of BOLI approximates fair value because this investment is carried at cash surrender value, as determined by the insurer.

Loans

The fair value of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities. The secondary market for selling loans has become increasingly illiquid or for certain loan types, nonexistent, so estimating fair value requires significant judgment. For 2013, the Company has applied a market risk and illiquidity discount ranging from 1% to 15% depending on the loan type due to market conditions.

Deposits

The fair value of demand deposits is the amount payable on demand at the reporting date. The fair value of time deposits is estimated by discounting expected cash flows using the rates currently offered for instruments of similar remaining maturities.

Accrued Interest

The carrying amount is a reasonable estimate of fair value.

TRUSTATLANTIC FINANCIAL CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2013 and 2012

Short-Term Borrowings and Long-Term Debt

The fair values are based on discounting expected cash flows using the current interest rates for debt with the same or similar remaining maturities and collateral requirements.

Financial Instruments with Off-Balance Sheet Risk

With regard to financial instruments with off-balance sheet risk discussed in Note L, it is not practicable to estimate the fair value of future financing commitments.

The following table presents the estimated fair values and carrying amounts of the Bank’s financial instruments, none of which are held for trading purposes, at December 31:

	2013		2012
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
	(In thousands)
Financial assets:
Cash and due from banks	$20,052	$20,052	$11,374	$11,375
Federal funds sold and short term investments	10,753	10,753	879	879
Investment securities AFS	70,482	70,482	58,152	58,152
Investment securities held to maturity	4,392	4,195	2,892	3,008
Loans, net	307,906	290,306	276,533	261,668
Accrued interest receivable	1,293	1,293	1,246	1,246
FHLB Stock	678	678	642	642
BOLI	8,147	8,147	7,914	7,914
Other investments	426	426	727	727
Financial liabilities:
Non-maturing deposits	206,221	206,221	145,187	145,187
Time deposits	173,745	173,931	174,204	175,148
Borrowings	4,200	4,202	2,200	2,210
Accrued interest payable	87	87	95	95

Note O—Parent Company Financial Data

Following are the condensed financial statements of TrustAtlantic Financial Corporation as of December 31, 2013 and 2012 and for years then ended:

TRUSTATLANTIC FINANCIAL CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2013 and 2012

Condensed Balance Sheets

	2013	2012
	(In thousands)
ASSETS
Cash and due from banks	$2,330	$1,524
Investment securities available for sale, at fair value	1,186	1,457
Investment in TrustAtlantic Bank	45,746	44,359
Other assets	556	885

Total Assets	$49,818	$48,225

LIABILITIES AND STOCKHOLDERS’ EQUITY
Other liabilites	$103	$100

Total Liabilities	103	100

Stockholders’ Equity:
Common stock	47,075	47,395
Accumulated other comprehensive (loss) income	(96)	1,625
Retained earnings (deficit)	2,736	(895)

Total Stockholders’ Equity	49,715	48,125

Total Liabilities and Stockholders’ Equity	$49,818	$48,225

Condensed Statements of Income

	2013	2012
	(In thousands)
Equity in income of subsidiary	$3,645	$5,280
Interest income—AFS securities	83	135
Other interest income	11	11
Other operating income	—	15
Personnel expense	(29)	(30)
Other operating expenses	(85)	(86)
Income tax benefit	6	438

Net income	$3,631	$5,763

TRUSTATLANTIC FINANCIAL CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Concluded)
December 31, 2013 and 2012

Condensed Statements of Cash Flows

	2013	2012
	(In thousands)
Cash flows from operating activities:
Net income	$3,631	$5,763
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Equity in earnings of subsidiary	(3,645)	(5,280)
Stock based compensation	—	46
Gain on sale of investments available for sale	—	(15)
Other	(13)	—
Changes in assets and liabilities:
(Increase) decrease in other assets	306	(502)
Increase (decrease) in other liabilities	3	2

Net cash (used in) provided by operating activities	282	14

Cash flows from investing activities:
Dividends from subsidiary	500	—
Proceeds from sale of securities available for sale	—	296
Proceeds from maturities of securities available for sale	361	1,291
Purchases of securities available for sale from Bank	(17)	—

Net cash provided by (used in) investing activities	844	1,587

Cash flows from financing activities:
Repurchase of common stock	(320)	(1,117)

Net cash (used for) provided by financing activities	(320)	(1,117)

Net increase (decrease) in cash and cash equivalents	806	484
Cash and cash equivalents, beginning of year	1,524	1,040

Cash and cash equivalents, end of year	$2,330	$1,524

Note P—Supplemental Cash Flow Disclosure

	2013	2012
	(In thousands)
Supplemental Disclosures of Cash Flow Information:
Transfer from loans to real estate acquired through foreclosure	$1,274	$600

Transfer from premises and equipment to other real estate owned	$485	$—

Unrealized gains (losses) on AFS securities, net of deferred taxes	$(1,721)	$368

Cash paid for:
Income taxes	$2,257	$300

Interest	$2,963	$3,641

Note Q—Subsequent Events

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through April 7, 2014, the date the financial statements were available to be issued.

TRUSTATLANTIC FINANCIAL CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
September 30, 2014 and December 31, 2013

	September 30, 2014	December 31, 2013
	(In thousands, except share data) (Unaudited)
ASSETS
Cash and due from banks:
Interest-earning	$8,131	$12,278
Non-interest-earning	20,165	7,774
Federal funds sold and short term investments	4,681	10,753
Investment securities—available for sale, at fair value	74,709	70,482
Investment securities—held to maturity, at amortized cost	4,356	4,392
Loans-net of unearned income and deferred fees	325,497	314,134
Allowance for loan losses	(6,005)	(6,228)

Net loans	319,492	307,906

Bank premises and equipment, net	2,149	2,401
Goodwill and other intangibles, net	3,829	3,873
Other Investments	1,079	1,104
Bank owned life insurance	8,318	8,147
Other assets	6,002	7,109

Total assets	$452,911	$436,219

LIABILITIES
Deposits:
Demand, non-interest bearing	$73,714	$65,334
Savings, money market accounts and interest checking	137,774	140,887
Time deposits	183,765	173,745

Total deposits	395,253	379,966

Repurchase agreements and federal funds purchased	—	—
Borrowings	1,300	4,200
Other liabilities	2,509	2,338

Total liabilities	399,062	386,504

STOCKHOLDERS’ EQUITY
Preferred stock, no par value; 20,000,000 authorized;
none issued and outstanding as of September 30, 2014 and December 31, 2013	—	—
Common stock, no par value; 100,000,000 shares authorized; 4,734,944 and 4,727,515 issued and outstanding as of September 30, 2014 and December 31, 2013, respectively	47,146	47,075
Accumulated other comprehensive income (loss)	708	(96)
Retained earnings	5,995	2,736

Total stockholders’ equity	53,849	49,715

Total liabilities and stockholders’ equity	$452,911	$436,219

TRUSTATLANTIC FINANCIAL CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF INCOME
Nine Months Ended September 30, 2014 and 2013

	2014	2013
	(In thousands) (Unaudited)
Interest income:
Loans and loan fees	$12,406	$11,958
Investment securities	1,652	1,364
Federal funds and other interest income	30	22

Total interest income	14,088	13,344

Interest expense:
Deposits	2,110	2,226
Borrowings and other short-term debt	9	17

Total interest expense	2,119	2,243

Net interest income	11,969	11,101
Provision for loan losses	—	165

Net interest income after provision for loan losses	11,969	10,936

Noninterest income:
Service charges and other fees	383	305
Mortgage banking income	64	—
Impairment charge on investment securities	59	—
Gain (loss) on sale of securities	—	—
Bank owned insurance income	171	174
Other fees and income	94	98

Total noninterest income	771	577

Noninterest expenses:
Salaries and employee benefits	4,524	4,291
Occupancy expense	1,106	998
Director fees and expenses	93	119
Data processing	318	280
Advertising	111	132
Amortization of deposit premiums	22	41
Professional fees	332	388
Telecommunications	86	83
Other real estate owned losses and expenses	313	211
FDIC Insurance	180	229
Other expenses	515	564

Total noninterest expenses	7,600	7,336

Net income before taxes	5,140	4,177
Income tax expense (benefit)	1,881	1,562

Net income	$3,259	$2,615

EPS—Basic	$0.69	$0.55

TRUSTATLANTIC FINANCIAL CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
Nine Months Ended September 30, 2014 and 2013

	2014	2013
	(In thousands) (Unaudited)
Net income	$3,259	$2,615
Other comprehensive income:
Investment securities available for sale
Unrealized holding gains	1,296	(2,567)
Tax Effect	(492)	989
Reclassification of gains recognized in net income	—	—
Tax Effect	—	—

	804	(1,578)

Comprehensive Income	$4,063	$1,037

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers.

Tennessee Code Annotated Sections 48-18-501 through 48-18-509 authorize a corporation to provide for the indemnification of officers, directors, employees and agents in terms sufficiently broad to permit indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended (the “Securities Act”). First Horizon adopted the provisions of the Tennessee statute pursuant to Article Six of First Horizon’s bylaws. In addition, First Horizon have a directors’ and officers’ liability insurance policy which provides coverage sufficiently broad to permit indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act.

Tennessee Code Annotated, Section 48-12-102, permits the inclusion in the charter of a Tennessee corporation of a provision, with certain exceptions, eliminating the personal monetary liability of directors to the corporation or its shareholders for breach of the duty of care. First Horizon has adopted the provisions of the statute as Article 14 of its charter.

First Horizon’s shareholders have approved a provision in Article Six of First Horizon’s bylaws pursuant to which First Horizon is required to indemnify each director and any officers designated by the board of directors, and advance expenses, to the maximum extent not prohibited by law. In accordance with the foregoing, First Horizon is authorized to enter into individual indemnity agreements with its directors and such officers. Such indemnity agreements have been approved for all of the directors and certain officers.

Item 21. Exhibits and Financial Statement Schedules.

(a) The following exhibits are filed with this registration statement:

Exhibit No.	Description
2.1*†	Agreement of Merger and Plan of Reorganization, dated as of October 21, 2014, by and among TrustAtlantic Financial Corporation, First Horizon National Corporation and First Horizon Merger Sub, LLC.
2.2*†

Amendment and Waiver to Agreement and Plan of Merger, dated as of December 16, 2014, by and among TrustAtlantic Financial Corporation, First Horizon National Corporation and First Horizon Merger Sub, LLC.

3.1	Restated Charter of First Horizon National Corporation, incorporated herein by reference to Exhibit 3.1 to First Horizon National Corporation’s Current Report on Form 8-K dated May 1, 2013.
3.2

Bylaws of First Horizon National Corporation, as amended and restated October 21, 2014, incorporated herein by reference to Exhibit 3.1 to First Horizon National Corporation’s Current Report on Form 8-K filed October 21, 2014.

4.1

Deposit Agreement, dated as of January 31, 2013, by and among First Horizon National Corporation, Wells Fargo Bank, N.A., as depositary, and the holders from time to time of depositary receipts described therein, incorporated herein by reference to Exhibit 4.1 to First Horizon National Corporation’s Current Report on Form 8-K filed January 31, 2013.

4.2

First Horizon National Corporation and certain of its consolidated subsidiaries have outstanding certain long-term debt. See Note 10 in First Horizon National Corporation’s 2013 Annual Report to shareholders. At December 31, 2013, none of such debt exceeded 10% of the total assets of First Horizon National Corporation and its consolidated subsidiaries. Thus, copies of constituent instruments defining the rights of holders of such debt are not required to be included as exhibits. First Horizon National Corporation agrees to furnish copies of such instruments to the Securities and Exchange Commission upon request.

5.1	Opinion of Baker, Donelson, Bearman, Caldwell & Berkowitz, PC.
8.1	Tax Opinion of Baker, Donelson, Bearman, Caldwell & Berkowitz, PC.
8.2	Tax Opinion of Wyrick Robbins Yates & Ponton LLP.
23.1	Consent of Baker, Donelson, Bearman, Caldwell & Berkowitz, PC (included in the opinions filed as Exhibits 5.1. and 8.1).

Exhibit No.	Description
23.2	Consent of KPMG LLP.
23.3	Consent of Dixon Hughes Goodman LLP.
23.4	Consent of FIG Partners, LLC (included in the opinions attached as Annex B to the proxy statement/prospectus contained herein).
23.5	Consent of Wyrick Robbins Yates & Ponton LLP (included in the opinion filed as Exhibit 8.2).
24	Power of Attorney.
99.1	Form of TrustAtlantic Financial Corporation Proxy Card.
99.2	Form of Election Statement.

*	Attached as an Annex to the proxy statement/prospectus contained herein.

†

Schedules and exhibits are omitted pursuant to Item 601(b)(2) of Regulation S-K. First Horizon National Corporation agrees to furnish supplementally a copy of any omitted schedules or exhibits to the Securities and Exchange Commission upon request.

All schedules for which provision is made in the applicable accounting regulations of the SEC are not required under the related instructions or are not applicable, and, therefore, have been omitted.

Item 22. Undertakings.

The undersigned registrant hereby undertakes:

(a) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(1) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(2) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(3) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(b) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(d) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(e) That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

(f) That every prospectus (i) that is filed pursuant to the paragraph immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(g) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

(h) To respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(i) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Memphis, State of Tennessee, on the 26th day of January, 2015.

FIRST HORIZON NATIONAL CORPORATION

By:	/s/ WILLIAM C. LOSCH III Name: William C. Losch III Title: Executive Vice President and Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.

Signature	Title	Date

/s/ * (D. Bryan Jordan)	Chairman of the Board of Directors, President and Chief Executive Officer (Principal Executive Officer)	January 26, 2015

/s/ * (William C. Losch III)	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	January 26, 2015

/s/ * (Jeff L. Fleming)	Executive Vice President and Chief Accounting Officer (Principal Accounting Officer)	January 26, 2015

/s/ * (Robert B. Carter)	Director	January 26, 2015

/s/ * (John C. Compton)	Director	January 26, 2015

/s/ * (Mark A. Emkes)	Director	January 26, 2015

/s/ * (Corydon J. Gilchrist)	Director	January 26, 2015

/s/ * (Vicky B. Gregg)	Director	January 26, 2015

/s/ * (R. Brad Martin)	Director	January 26, 2015

/s/ * (Scott M. Niswonger)	Director	January 26, 2015

/s/ * (Vicki R. Palmer)	Director	January 26, 2015

Signature	Title	Date

/s/ * (Colin V. Reed)	Director	January 26, 2015

/s/ * (Cecelia D. Stewart)	Director	January 26, 2015

/s/ * (Luke Yancy III)	Director	January 26, 2015
*By:	/s/ CLYDE A. BILLINGS, JR. Clyde A. Billings, Jr. As Attorney-in-Fact

EXHIBIT INDEX

Exhibit No.	Description
2.1*†	Agreement of Merger and Plan of Reorganization, dated as of October 21, 2014, by and among TrustAtlantic Financial Corporation, First Horizon National Corporation and First Horizon Merger Sub, LLC.
2.2*†

Amendment and Waiver to Agreement and Plan of Merger, dated as of December 16, 2014, by and among TrustAtlantic Financial Corporation, First Horizon National Corporation and First Horizon Merger Sub, LLC.

3.1	Restated Charter of First Horizon National Corporation, incorporated herein by reference to Exhibit 3.1 to First Horizon National Corporation’s Current Report on Form 8-K dated May 1, 2013.
3.2

Bylaws of First Horizon National Corporation, as amended and restated October 21, 2014, incorporated herein by reference to Exhibit 3.1 to First Horizon National Corporation’s Current Report on Form 8-K filed October 21, 2014.

4.1

Deposit Agreement, dated as of January 31, 2013, by and among First Horizon National Corporation, Wells Fargo Bank, N.A., as depositary, and the holders from time to time of depositary receipts described therein, incorporated herein by reference to Exhibit 4.1 to First Horizon National Corporation’s Current Report on Form 8-K filed January 31, 2013.

4.2

First Horizon National Corporation and certain of its consolidated subsidiaries have outstanding certain long-term debt. See Note 10 in First Horizon National Corporation’s 2013 Annual Report to shareholders. At December 31, 2013, none of such debt exceeded 10% of the total assets of First Horizon National Corporation and its consolidated subsidiaries. Thus, copies of constituent instruments defining the rights of holders of such debt are not required to be included as exhibits. First Horizon National Corporation agrees to furnish copies of such instruments to the Securities and Exchange Commission upon request.

5.1	Opinion of Baker, Donelson, Bearman, Caldwell & Berkowitz, PC.
8.1	Tax Opinion of Baker, Donelson, Bearman, Caldwell & Berkowitz, PC.
8.2	Tax Opinion of Wyrick Robbins Yates & Ponton LLP.
23.1	Consent of Baker, Donelson, Bearman, Caldwell & Berkowitz, PC (included in the opinions filed as Exhibits 5.1. and 8.1).
23.2	Consent of KPMG LLP.
23.3	Consent of Dixon Hughes Goodman LLP.
23.4	Consent of FIG Partners, LLC (included in the opinions attached as Annex B to the proxy statement/prospectus contained herein).
23.5	Consent of Wyrick Robbins Yates & Ponton LLP (included in the opinion filed as Exhibit 8.2).
24	Power of Attorney.
99.1	Form of TrustAtlantic Financial Corporation Proxy Card.
99.2	Form of Election Statement.

*	Attached as an Annex to the proxy statement/prospectus contained herein.

†

Schedules and exhibits are omitted pursuant to Item 601(b)(2) of Regulation S-K. First Horizon National Corporation agrees to furnish supplementally a copy of any omitted schedules or exhibits to the Securities and Exchange Commission upon request.

All schedules for which provision is made in the applicable accounting regulations of the SEC are not required under the related instructions or are not applicable, and, therefore, have been omitted.